As filed with the Securities and Exchange Commission on July 7, 2021.

Registration No. 333-257089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LinkDoc Technology Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11/F Building A

Zhonggang International Square

Haidian District, Beijing, 100080

People’s Republic of China

+86 010-6268 0809

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street,

18th Floor, New York, NY 10168

Tel: 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A ordinary shares, par value US$0.00008 per share(1)(2)	49,795,000	US$4.875	US$242,750,625	US$26,484.1

(1)

American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-257582). Each American depositary share represents four Class A ordinary shares.

(2)

Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	US$26,484.1 of which was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated July 7, 2021

10,825,000 American Depositary Shares

LinkDoc Technology Limited

Representing 43,300,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of LinkDoc Technology Limited. We are offering a total of 10,825,000 ADSs, each representing four Class A ordinary share, par value US$0.00008 per share. The underwriters may also purchase up to 1,623,750 additional ADSs within 30 days to cover over-allotments, if any.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$17.50 and US$19.50 per ADS. We intend to apply to list the ADSs representing our Class A ordinary shares on the NASDAQ Global Select Market under the symbol “LDOC”.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Tianze Zhang, our Chief Executive Officer and director, will beneficially own all of our issued Class B ordinary shares and will be able to exercise 67.6% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.”

Upon completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Tianze Zhang, as a result of his sole voting power, will be able to exercise voting rights with respect to an aggregate of 61,300,000 Class B ordinary shares, representing approximately 67.6% of the aggregate voting power of our total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option and the automatic conversion of all preferred shares into Class A ordinary shares upon the completion of this offering (or approximately 67.1% of the aggregate voting power of our total issued and outstanding share capital if the underwriters exercise in full their over-allotment option).

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have indicated their interest in subscribing for an aggregate of US$115 million of the ADSs being offered in this offering, including (i) US$25 million from Alibaba Health (Hong Kong) Technology Company Limited, our existing shareholder, (ii) US$25 million from Lake Bleu Prime Healthcare Master Fund Limited, our existing shareholder, (iii) US$10 million from Aranda Investments Pte. Ltd., an entity indirectly wholly owned by Temasek Holdings (Private) Limited and affiliated with Esta Investments Pte. Ltd., our existing shareholder, (iv) US$25 million from UBS Asset Management (Hong Kong) Limited, (v) US$20 million from Hudson Bay Master Fund Ltd, and (vi) US$10 million from Sage Partners Master Fund. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Assuming an initial public offering price of US$18.50 per ADS, the midpoint of the estimated initial public offering price range, the number of ADSs to be purchased by these investors would be at least 6,216,216 ADSs, representing approximately 57.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. However, because the indications of interest are not binding agreements or commitments to purchase, such investors may determine to purchase more, fewer or no ADSs in this offering, and we and the underwriters may determine to sell more, fewer or no ADSs to them. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investors as they will on any other ADSs sold to the public in this offering.

See “Risk Factors” beginning on page 24 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters have a 30-day option to purchase up to an additional 1,623,750 ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2021.

MORGAN STANLEY	BofA Securities	CICC

Tiger Brokers	Snowball

The date of this prospectus is                     , 2021.

LinkDoc

HEALTH
CARE

LinkDoc Technology Limited

LinkCare | LinkData | LinkSolutions

LinkCare
LinkData
LinkSolutions

LinkDoc LinkDoc Technology Limited LinkCare LinkData LinkSolutions LinkCare LinkData LinkSolutions

No.1 online oncology physician and patient engagement community in Chine (1) The Largest RWS service in Chine 2020, accounting for a market share of over 10%(1) World-leading proprietary technology platform with transformative efficiency, quality and accuracy 330+ Collaborated Hospitals (2) 39K Registered Physicians (2) Totally Cared Patients (2) 200+ being performed RWS projects (2) 2.5M+ longitudinally tracked patients (2) 180+ being performed clinical trial matching projects (2) ~330 revenue-generating institutional linksolutions customers (2) note: (1) according to the frost & Sullivan report ; (2) as of march 31, 2021

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                     , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, or F&S, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this report as the F&S Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our Mission

Care data, Care life. We believe every patient journey tells a powerful story that teaches us something new about the disease and helps us find more effective treatment for future generations.

At LinkDoc, our mission is to make precision medicine and personalized care a reality by uncovering the story of every patient journey through the power of data and artificial intelligence.

Who We Are

We are a leading data-driven and AI-enabled healthcare technology company in terms of first-mover in cultivating high-quality medical data assets with the largest set of China oncology cohorts, according to Frost & Sullivan. We have successfully built China’s largest data-driven digital infrastructure for precision medicine, according to Frost & Sullivan, which consists of LinkCare, a digital continuous care platform for patients with critical diseases, LinkData, an AI-enabled curation system for longitudinal medical data, and LinkSolutions, a data-driven precision life sciences solution platform that helps life sciences companies accelerate clinical research and real-world evidence adoption. These three subsystems interact with one another to form an innovative data-driven digital infrastructure for personalized care and precision medicine with powerful flywheel effects, as illustrated by the following diagram.

LinkCare Platform is a patient-centric digital continuous care platform for patients with critical diseases. The platform integrates online and offline channels to help patients, especially those who suffer from cancer, better manage their illnesses as a chronic condition in and out of hospital. Working with healthcare providers and life sciences companies, we have conducted a large-scale multi-center retrospective study with a sample of 10,000 Chinese lung cancer patients which demonstrated that our LinkCare Platform has improved patients’ survival rates meaningfully. We conduct personalized follow-up care through our call centers and online channels, and allow patients to consult physicians online via our internet hospital and receive personalized disease management services. Since April 2015, we have cumulatively cared for over 3.5 million patients and provided longitudinal care for over 2.5 million patients. Our platform has become the largest oncology patient-centric continuous care platform in China, according to Frost & Sullivan.

As part of our digital continuous care platform, we have also built a growing nationwide network of 34 patient care centers as of March 31, 2021, increasing from 24 in the beginning of 2019, covering 28 provinces. These patient care centers provide patients with access to innovative therapeutic solutions and medication services and serve as a point of patient engagement with our digital continuous care platform. Through these touchpoints, we also collect, with patient consent, full longitudinal patient data with outcomes, which then becomes part of the input into our continuous care platform and our LinkData System.

We monetize the LinkCare business through multiple channels: Currently our continuous patient care solutions generate the largest proportion of revenue through the sale of innovative medications, auxiliary medications and nutrition medications through our patient care centers, and providing infusion or injection services and other ancillary services to patients. The patient management as a service increases patient adherence, which not only improves patients’ treatment outcomes but also helps life sciences companies grow sales. Thus we monetize patient management as a service through charging service fees based on service contracts with life sciences companies and medical associations. We monetize our AI diagnosis and treatment services through charging system and service fees for our proprietary real-world data driven decision support system and on-premise solutions based on service contracts with hospitals. We intend to diversify our monetization model by providing more value-added services to patients, such as digital therapeutics and post-treatment patient care package, while expect that continuous patient care solutions will remain our major monetization method considering the patients’ current healthcare spending structure in China.

LinkData System is an AI-enabled curation system for longitudinal medical data. We use proprietary technology to establish cohorts and generate insights from these data. We are a first mover in cultivating high-quality medical data assets with the largest set of China oncology cohorts, according to Frost & Sullivan. High-quality cohorts are the cornerstone for our LinkSolutions, enabling life sciences companies to improve their drug development and commercialization efficiency. Our proprietary AI Engine is powered by knowledge graph, symbolic knowledge inference models, deep learning and other machine learning algorithms and is able to find correlations, patterns and build predictive models by analyzing healthcare data to deliver more personalized patient care on the LinkCare Platform.

LinkData is our core technology platform and R&D engine instead of monetization channel. We utilize its technology and monetize mainly through LinkSolutions Platform and LinkCare Platform. Certain technology solutions developed based on our LinkData System, such as our proprietary real-world data driven decision support systems and clinical trial management systems, are monetized either on our LinkCare Platform or as part of our LinkSolutions offerings.

LinkSolutions is a platform driven by real-world data, or RWD, that provides precision life sciences solutions to life sciences companies throughout their clinical and commercialization stages. Leveraging the strong patient and physician engagement capabilities on LinkCare Platform, and diverse patient cohorts we established through the LinkData System, our solutions include real-world study services, or RWS services, data insights and clinical trial matching. We are widely recognized as the industry leader and pioneer in the development and application of real-world evidence, or RWE, in China, with the highest real-world study services revenue in China in 2020, accounting for a market share of over 10%, according to Frost & Sullivan. The number of our life sciences company customers was 169 in the first quarter of 2021. As of March 31, 2021, our LinkSolutions services supported over 310 principal investigators, and covered approximately 57% of total approved new oncological indications that applied for clinical trials between 2017 and March 31, 2021 in China.

We monetize the LinkSolution business through multiple channels: We generate revenue from real-world study services by charging service fees for integrated clinical research services, including clinical trials research and management services, data collection and verification, on-site monitoring, safeguarding data quality and integrity, clinical data management and reporting services based on contracts with life sciences companies and hospitals. We generate revenue from data insights by charging fees either for customized research reports or access to our proprietary data analysis platform based on service contracts with life sciences companies. We generate revenue from clinical trial matching services by charging service fees for matching qualified candidates for enrollment in clinical trials based on recruitment contracts with life sciences companies. We intend to diversify our monetization model by supporting more real-word evidence application scenarios, strengthening our data analytical capability, and continuously optimizing our technology platform.

LinkDoc Flywheel is created by the interaction of these three subsystems centered around LinkData, as illustrated by the following diagram. As LinkCare Platform serves more patients and physicians, we accumulate more unique real-world data. On one hand, as we process more real-world data through LinkData, its underlying AI Engine self-reinforces and becomes more intelligent over time, which in turn drives the continuous improvement of the LinkCare Platform and future development of novel digital therapeutics. On the other hand, as more unique real-world data leads to more patient cohorts established through LinkData, we can develop more new use cases for LinkSolutions. As more life sciences company customers use LinkSolutions for their clinical research and commercial adoption, we can develop stronger data curation capabilities for LinkData and serve more patients and physicians on the LinkCare Platform. This virtuous cycle fuels our growth, strengthens our relationship with key industry stakeholders, and, as a result, solidifies our leadership position.

Where We Come From

Due to changes in life style, diet, and population aging in China, oncology and other chronic diseases are constantly increasing. The new cancer incidences in China were higher than any other country in the world in 2019. However, because of the unbalanced distribution of healthcare resources, patients may lose access to their initial point of care and medication service after they return home, resulting in low patient adherence which usually leads to lower survival rate. In the meantime, due to scattered healthcare resources, an experience-based training model, accumulating and sharing know-how effectively and managing patients efficiently post their discharge from hospitals especially for critical diseases such as oncology becomes challenging. Life sciences companies faces challenges for long period drug development and long cycle of drug commercialization and at the same time, they are lacking effective methods to collect feedback in the real world from patients and physicians in terms of drug usage and effect and are also unable to leverage this type of insights for potential indication expansion.

To fulfill the unmet needs of key stakeholders within the healthcare system in China, in 2014, we started our journey with the initial inspiration of creating insights by linking documents and linking doctors and thus we name our company as LinkDoc. Along the way, we are pursuing the vision to “care life” by digitalizing healthcare infrastructure to enable personalized patient care for everyone. We focus on oncology, one of the most complex and aggressive diseases, and we believe by tackling one of the most complicated disease could serve as a good foundation to leverage the experience and apply to other critical diseases. We have made great achievements in a short time since our inception: 1) as of December 31, 2015, we collaborated with around

80 hospitals to establish lung cancer research centers, 2) as of December 31, 2017, we accumulatively provided services to around one million patients, 3) in 2018, the academic paper supported by us won Merit Award from American Society of Clinical Oncology (ASCO), and 4) as of December 31, 2019, our services realized 100% coverage of top 30 oncology diseases.

We began with collaborating with top hospitals, where the leading KOLs and best medical resources are centralized. To make the most out of the valuable experience of oncologists, we strategically focused our efforts on providing data solutions to oncologists in Class IIIA oncology hospitals, who have access to the most comprehensive oncology cases in China which is a critical foundation for producing high quality clinical data. We help them structure research-grade clinical data through big data and AI technologies and accumulate data insights in the meantime, which is the prototype of LinkData.

We are committed to providing better care for patients. At LinkDoc, we believe that learning from the experience of every patient is critical to improving the quality of care and accelerating research. As a natural extension of partnering with hospitals and top oncologists, we conducted numerous carefully-designed patient follow-ups, launched our internet hospital to connect patients with physicians and launched disease management solutions. For patients in dire needs for innovative drugs, we have built a nationwide network of patient care centers to provide them with easy access to high-quality medication services at the venues of their choices. We also cooperated with insurance service providers to improve medical services for the insured. These offerings to patients are integrated with our LinkCare Platform to improve patient care and accumulate more real-world data, which makes LinkData stronger.

We believe that big and high-quality data and the effective real-world evidence applications hold the key to transforming drug development and commercialization. To lower the prohibitively high cost of data processing while maintaining high data quality, we have in-house developed our proprietary double-reading / entry system (DRESS) engine and Fellow-X intelligent system. To accelerate innovative drugs research and development, indication expansion, commercialization and the adoption of precision medicine that will benefit many oncology patients, we proactively shape the regulatory policy for real-world evidence applications. Our co-founder, Mr. Ligang Luo, participated as the external expert and representative from the industry in the issuance of the first guidance on real-world data used for real-world evidence generation by Chinese Center for Drug Evaluation in 2020. We are gradually expanding our offerings on LinkSolutions to meet the most comprehensive client needs throughout the full life cycle of a drug covering the entire clinical and commercial stages.

What We Have Achieved

While we believe we are only at the beginning of our journey, our results speak to the progress already achieved.

Notes:

(1) According to the Frost & Sullivan Report.
(2) As of March 31, 2021 unless otherwise indicated.

Our Value Propositions

Our technology-enabled digital platform offers comprehensive online plus offline medical services along the longitudinal patient journey and advances precision medicine development. Leveraging our extensive user reach and strong data collection and analytics capabilities, we empower various key participants along the healthcare value chain and offer them compelling value propositions.

Value Propositions to Patients

•

Full life cycle disease management: We offer full life cycle disease management to patients throughout the entire diagnosis and treatment process inside and outside of hospital, making patients feel they are managing the disease, and the treatment progress is under control.

•

Better access to medical resources: LinkCare Platform with online and offline touchpoints transforms the overall patient experience to make scarce medical resources accessible to all patients beyond geographical constraints.

•	Improved healthcare outcomes: Our services prolong the critical disease patient journey by increasing their life expectancy.

Value Propositions to Healthcare Providers

•

Higher operational efficiency: We transform the huge amount of scattered data into standardized and structured data and enable hospitals and physicians to make data-informed decisions, increase outpatient appointments, and raise patient management efficiencies.

•

Better accuracy of clinical diagnostics: AI diagnosis services offer oncology-specific analysis, supporting physicians throughout the entire diagnosis and treatment process by enabling intelligent interpretations, predictions and recommendations.

•

Stronger support to clinical research: LinkSolutions provides integrated solutions to support clinical researches by physicians and medical institutions, spanning research prior to project establishment, data analytics and integration, project management and final real-word evidence delivery.

Value Propositions to Life Sciences Companies

•

Enabling adoption of real-world evidence in clinical studies: Leveraging the diverse cohorts distilled from massive heterogeneous medical data, we are able to provide real-world evidence solutions for life sciences companies, and create impacts throughout research and development and commercial stages.

•

Acceleration of clinical studies: We use unique adaptive machine learning algorithms to match the alterations to a library of known signaling pathways and drug targets, to predict the effectiveness of personalized therapies and points of resistance. We are able to deliver to life sciences companies integrated and comprehensive results aimed to arrive at optimal patients’ suitability for specific clinical trials.

•

Reduced cost for post clinical launch: Our sophisticated retrospective database analytics, prospective real-world data collection technology platforms and scientific expertise enable us to address critical healthcare issues of cost, value and patient outcomes.

Value Propositions to Insurance Companies

•

Improve customer experience for insurance companies: By integrating our patient service with commercial health insurance products, we help such products better address the needs of different insured groups.

•

Data insights for tailored insurance products and sales: We utilize our analytics capabilities to find patterns and generate actionable insights to facilitate differentiated insurance product design and targeted insurance sales.

Our Industry Opportunities

We believe we are well equipped to capture the tremendous market opportunities.

•

China healthcare market: China is the second largest healthcare market in the world in terms of national healthcare expenditure for the year ended December 31, 2019 at US$944 billion, growing at a CAGR of 9.7% from 2015. With the increase of health awareness and personal disposable income, the total national healthcare expenditure is expected to boost up to US$2,529 billion in 2030 at a CAGR of 9.4% from 2019 to 2030.

•

China healthcare big data solution market: Recognizing the strategic value of healthcare big data, the total market size of the healthcare big data solution market is increasing rapidly from US$1.0 billion in 2015 to US$4.1 billion in 2019 at a CAGR of 43.9%, and is expected to reach US$215.4 billion in 2030 at a CAGR of 43.3% from 2019 to 2030. Healthcare big data can be divided into real-world data and other healthcare big data, such as hospital operational data, etc. China’s real-world study service market demonstrated exponential growth from 2015 to 2030. The market size of China real-world study service increased from US$2.4 million in 2015 to US$41.7 million in 2019, and is expected to grow to US$7,390.9 million in 2030 with a CAGR of 60.1% from 2019 to 2030.

•

Oncology big data solution markets: Among all therapeutic areas in China, oncology has the highest growth rate in healthcare expenditures driven by the world’s largest oncology patient pool. The market size of oncology big data increased from US$0.5 billion in 2015 to US$2.1 billion in 2019 at a CAGR of 46.1%, and is expected to grow to US$119.6 billion in 2030 with a CAGR of 44.4% from 2019 to 2030.

Our Competitive Strengths

We believe the followings are our key competitive strengths.

•	World-leading proprietary technology platform with transformative efficiency, quality and accuracy

•	Largest set of China oncology cohorts leveraging nationwide hospital and health system coverage

•	Uniquely enabled real-world evidence applications in and beyond oncology

•	Disruptive solutions provide significant value-add to healthcare industry stakeholders and generate a diversified revenue mix

•	Strong validation from our expanding customer base among leading life sciences players

•	Deeply experienced and multidisciplinary management team with strong shareholder support

Our Growth Strategies

To transform the industry at scale, we plan to pursue growth through the following avenues.

•	Further expand patient coverage and augment the value of our LinkCare Platform

•	Deepen penetration into existing markets and diversify LinkSolutions

•	Strengthen data analytical capability and continuously optimize the technology platform

•	Expand therapeutic areas driven by unmet medical needs and drug innovations

•	Pursue strategic collaboration and selective acquisitions to strengthen existing ecosystem

Recent Development

In April and May 2021, we continued to focus on real-world study services by increasing customer spending, which led to a stronger performance of our LinkSolutions business in April and May 2021 compared to the same period in 2020. Meanwhile, certain types of medications we sell were added to the drugs catalogs for national basic medical insurance, or drugs catalogs, in early 2021, which led to a price reduction of such products provided in our patient care centers since early March. We have been taking various measures to tackle this challenge. We are actively adjusting our product mix through building strategic cooperation with leading life sciences companies to secure the supply of a broader range of oncology medications, leveraging our close partnership with Ali Health. In addition, we aim to offer more innovative medications and ancillary medications that are not likely to be added to the drugs catalogs in the near future. We cannot, however, guarantee that such measures can fully mitigate the negative impact of the inclusion of additional medications to the drugs catalogs on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Regulations—We are subject to extensive and evolving regulatory requirements. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of healthcare, digital healthcare and internet-related business and companies, including limitations on our ability to own key assets.” In April and May 2021, we prioritized using our distribution capabilities to fulfill our internal needs, which led to a significant decrease in our medication sales to external business customers. The proportion of revenue contribution from medication sales to external business customers in LinkCare business decreased from less than 7% in the two months ended May 31, 2020 to less than 0.5% in the same period in 2021. As a result, our LinkCare business showed a less than 5% decrease in revenue in the two months ended May 31, 2021 as compared to the same period in 2020, based on preliminary unaudited financial data which have been prepared by, and are the responsibility of, our management. Nevertheless, based on the current information available, our overall business performance in April and May 2021 remained relatively stable compared to that in the same period in 2020, and we will continually execute our strategies with a view to further augment the value of our LinkCare platform and diversify LinkSolutions.

Our Challenges

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 22 of this prospectus, including the risks described under the subsections headed “Risks Related to Our Business Approach”, “Risks Related to Regulations”, “Risks Related to Our Industry and Business Generally”, “Risks Related to Our Corporate Structure”, “Risks Related to Doing Business in China” and “Risks Related to the ADSs and this Offering”, and the other information contained in, this prospectus before you decide whether to purchase our ADSs.

Risks Related to Our Business Approach:

•

We are in the early stage of development with a limited operating history in an emerging and dynamic healthcare big data industry, and our historical results of operations and financial performance are not indicative of future performance.

•

The success of our LinkData System and LinkSolutions are dependent upon the robustness of the information we and others input into the system, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected.

•	If we do not succeed in attracting new customers for our solutions or growing revenue from existing customers, we may not be able to achieve our revenue growth goals.

•

If we fail to keep up with rapid changes in big data analytics, AI and other technologies, our future success in our business, such as AI diagnosis, data insights, real-world study services and clinical trial matching may be adversely affected.

Risks Related to Regulations:

•

We are subject to extensive and evolving regulatory requirements. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of healthcare, digital healthcare and internet-related business and companies, including limitations on our ability to own key assets.

•

If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary as a result of new enactment or promulgation of laws and regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Risks Related to Our Industry and Business Generally:

•

If we fail to develop widespread positive brand awareness, or our reputation is harmed by negative publicity with respect to us, our services and operations, our management and our business partners, our business may suffer.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

Risks Related to Our Corporate Structure:

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

We rely on contractual arrangements with our VIE and its shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China:

•	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the ADSs and this Offering:

•	An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Our Corporate History and Structure

Our Corporate History

We commenced our operations in December 2014 through LinkDoc Technology (Beijing) Co., Ltd., or LinkDoc Beijing.

In December 2014, LinkDoc Technology Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In December 2014, LinkDoc Technology HK Limited, currently a wholly owned subsidiary of LinkDoc Technology Limited, was incorporated under the laws of Hong Kong.

In February 2015, LinkDoc Information Technology (Beijing) Co., Ltd., or LinkDoc Information, was incorporated in the PRC. LinkDoc Information is currently a wholly owned subsidiary of LinkDoc Technology HK Limited.

LinkDoc Information and LinkDoc Technology Limited have entered into a series of contractual arrangements, as amended and restated, with LinkDoc Beijing and its shareholders, through which we obtained control over LinkDoc Beijing and its subsidiaries. As a result, we are regarded as the primary beneficiary of LinkDoc Beijing and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to LinkDoc Information as our wholly foreign-owned entity, or WFOE, and to LinkDoc Beijing as our variable interest entity, or VIE, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements With Our VIE And Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering:

Notes:
(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital— Ordinary Shares.”
(3)

Shareholders of LinkDoc Technology (Beijing) Co., Ltd. are Tianze Zhang (our director and CEO), Liping Li (our Executive Vice President), Ligang Luo (our COO), and Peng Tang (our former co-founder), each holding approximately 74.5%, 12.4%, 10.0% and 3.1%, respectively, of equity interests in LinkDoc Technology (Beijing) Co., Ltd. Tianze Zhang, Liping Li and Ligang Luo each holds approximately 19.7%，3.5% and 2.9%, respectively, of our equity interests immediately prior to the completion of this offering.

(4)	We own an additional 7.2% equity interests in LinkDoc Biotechnology (Tianjin) Limited through other subsidiaries in our Group.
(5)

Yanan Wang (our employee), Longhai Yu, Guang Mei, Yingheng Wang, Zhixiong An hold 19.0%, 5.4%, 2.7%, 1.4% and 1.4%, respectively, of the equity interest in Beijing Hope Pharmaceutical Technology Co., Ltd.

OUR CORPORATE INFORMATION

The principal executive offices of our main operations are located at 11th floor, Zhonggang Internaltional Square, 8 Haidian Street, Beijing, the People’s Republic of China. Our telephone number at this address is +86-010 6268 0809. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is COGENCY GLOBAL INC. located at 122 East 42nd Street, 18th Floor New York, NY 10168.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors—Risks Related to the ADSs and This Offering—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

OUR PRINCIPAL SHAREHOLDER AND OUR STATUS AS A CONTROLLED COMPANY

Upon completion of this offering, Mr. Tianze Zhang, our chief executive officer and chairman of our board of directors, as a result of his sole voting power, will be able to exercise voting rights with respect to an aggregate of 61,300,000 Class B ordinary shares, representing approximately 67.6% of the aggregate voting power of our total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option and the automatic conversion of all preferred shares into Class A ordinary shares upon the completion of this offering (or approximately 67.1% of the aggregate voting power of our total issued and outstanding share capital if the underwriters exercise in full their over-allotment option). Accordingly, Mr. Zhang will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

Upon completion of this offering, Mr. Zhang will control a majority of our total voting power, and as such, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remained a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, such as the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

See “Risk Factors—Risks Related to the ADSs and This Offering—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

TERMS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 1,623,750 additional ADSs representing 6,495,000 Class A ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to the American depositary shares, each representing four Class A ordinary shares;

•

“auxiliary medication” refers to a type of drug that can increase the efficacy and reduce the side effects by affecting primary therapeutic drug’s absorption, mechanism and metabolism, or that can help with the disease prevention;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•

“Class IIIA hospitals” refer to public hospitals of the top level in the NHC hospital classification system. Under the NHC hospital classification system, Class I hospitals refer to smaller local hospitals typically having fewer than 100 beds and primarily providing more basic healthcare services limited to the surrounding community. Class II hospitals are regional hospitals typically having 100 to 500 beds, providing multiple communities with integrated healthcare services and undertaking certain academic and scientific research missions. Class III hospitals are those larger and better regional hospitals in China typically having more than 500 beds, providing high-quality professional healthcare services covering a wide geographic area and undertaking higher academic and scientific research initiatives. Each hospital grade can be further divided into three sub-grades, and Class IIIA hospitals are the top tier hospitals in China;

•

“CRO” refers to Contract Research Organization, who provide research and development services covering discovery, pre-clinical and clinical stages, including drug metabolism and pharmacokinetics (DMPK) study, drug safety and toxicology study, bioanalysis, clinical trial monitoring, site management organization (SMO), data management and statistical analysis, etc.;

•	“EMR” refers to electronic medical records, which are the digital records in the hospitals typically containing information such as hospital admission, discharge and the course of a disease;

•	“innovative medication” refers to a type of drug that helps to deliver novel solutions to the patients for curing diseases that do not have satisfactory treatment available in the market;

•	“KA customers” refers to customers classified as key accounts by the Company, which are of strategic importance to the Company;

•	“LinkCare” refers to a patient-centric digital continuous care platform for patients with critical diseases;

•	“LinkData System” refers to an AI-enabled curation system for longitudinal medical data;

•

“LinkDoc,” “we,” “us,” “our company,” and “our,” refer to LinkDoc Technology Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs;

•

“LinkSolutions” refers to a platform driven by real-world data, or RWD, that provides precision life sciences solutions to life sciences companies throughout their clinical and commercialization stages;

•	“longitudinal medical data” refers to the data over time and across systems which provides a holistic view of a patient’s medical history;

•	“nutrition medication” refers to a type of drug providing essential nutrients that are required for the proper functioning of all the biochemical processes on which human bodies depend;

•	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.00008 per share, which will be outstanding upon the completion of this offering;

•	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.00008 per share, which will be outstanding upon the completion of this offering;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•

“real-world data” or “RWD” refers to data derived from a number of sources that are associated with outcomes in a heterogeneous patient population in real-world settings, such as patient surveys, clinical trials, and observational cohort studies;

•

“real-world evidence” or “RWE” refers to evidence obtained from the real world, which are observational data obtained outside the context of randomized controlled trials and generated during routine clinical practice;

•

“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00008 per share, and upon the completion of this offering, to our Class A ordinary shares and Class B ordinary shares, par value US$0.00008 per share;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•

“variable interest entities,” or VIEs, refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law.

•	“WFOE” refers to LinkDoc Information Technology (Beijing) Co., Ltd.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the end of the applicable period, that is RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 25, 2021 the noon buying rate for Renminbi was RMB6.4545 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$17.50 and US$19.50 per ADS.

ADSs offered by us	10,825,000 ADSs (or 12,448,750 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents four Class A ordinary shares, par value US$0.00008 per share. The depositary will hold the Class A ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such ADS cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Indication of Interests

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have indicated their interest in subscribing for an aggregate of US$115 million of the ADSs being offered in this offering, including (i) US$25 million from Alibaba Health (Hong Kong) Technology Company Limited, our existing shareholder, (ii) US$25 million from Lake Bleu Prime Healthcare Master Fund Limited, our existing shareholder, (iii) US$10 million from Aranda Investments Pte. Ltd., an entity indirectly wholly owned by Temasek Holdings (Private) Limited and affiliated with Esta Investments Pte. Ltd., our existing shareholder, (iv) US$25 million from UBS Asset Management (Hong Kong) Limited, (v) US$20 million from Hudson Bay Master Fund Ltd, and (vi) US$10 million from Sage Partners Master Fund. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Assuming an initial public offering price of US$18.50 per ADS, the midpoint of the estimated initial public offering price range, the number of ADSs to be purchased by these investors would be at least 6,216,216 ADSs, representing approximately 57.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional. However, because the indications of interest are not binding agreements or commitments to purchase, such investors may determine to purchase more, fewer or no ADSs in this offering, and we and the underwriters may determine to sell more, fewer or no ADSs to them. See “Underwriting” for more information.

Ordinary shares	We will issue 43,300,000 Class A ordinary shares represented by the ADSs in this offering assuming the underwriters do not exercise their option to purchase additional ADSs.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met in accordance to the 2015 Global Share Plan and 2021 Global Share Plan.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	293,644,556 Class A ordinary shares, par value US$0.00008 per share (or 300,139,556 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 61,300,000 Class B ordinary shares, par value US$0.00008 per share.

Option to purchase additional ADSs	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,623,750 additional ADSs.

Use of proceeds	We expect to receive net proceeds of approximately US$182.7 million from this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, based on an assumed initial public offering price of US$18.50 per ADS the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes: (i) strengthen research and development capacities and technology infrastructures, and bring more oncologists, data scientists and other experienced professionals onboard; (ii) expand our patient care center network and service offerings, and other capital expenditure; (iii) pursue potential strategic investments and acquisitions; and (iv) other general corporate purposes. See “Use of Proceeds.”

Lock-up	We, our directors and executive officers, our existing shareholders and certain of our option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

NASDAQ trading symbol	“LDOC”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2021.

Depositary	Citibank, N.A.

Taxation	For Cayman, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to 1,623,750 additional ADSs to cover overallotments, if any, in connection with the offering.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 311,644,556 ordinary shares outstanding as of the date of this prospectus;

•

includes 43,300,000 Class A ordinary shares represented by the ADSs that we will issue and sell in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

•	excludes 34,637,734 Class A ordinary shares issuable upon the exercise of 34,637,734 share options granted pursuant to the 2015 Global Share Plan as of the date of this prospectus; and

•

excludes 32,590,712 Class A ordinary shares available for future issuances upon the exercise of share options or pursuant to other equity awards to be granted pursuant to the 2015 Global Share Plan and 2021 Global Share Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021, the summary consolidated balance sheet data as of March 31, 2021 and summary consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operation data for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Summary consolidated statements of operations data
Revenues	498,995	100.0	941,603	143,717	100.0	158,548	100.0	223,225	34,071	100.0
Cost of revenues	(438,303)	(87.8)	(864,420)	(131,936)	(91.8)	(144,649)	(91.2)	(209,957)	(32,046)	(94.1)
Selling and marketing expenses	(137,609)	(27.6)	(124,412)	(18,989)	(13.2)	(23,921)	(15.1)	(36,983)	(5,645)	(16.6)
General and administrative expenses	(154,280)	(30.9)	(125,598)	(19,170)	(13.3)	(26,863)	(16.9)	(43,591)	(6,653)	(19.5)
Research and development expenses	(180,662)	(36.2)	(86,924)	(13,267)	(9.2)	(23,034)	(14.5)	(23,205)	(3,542)	(10.4)
Loss on disposal of subsidiaries	(1,024)	(0.2)	—	—	—	—	—	—	—	—
Government grants	5,012	1.0	8,773	1,339	0.9	834	0.5	294	45	0.1

Operating loss	(407,872)	(81.7)	(250,977)	(38,307)	(26.7)	(59,084)	(37.3)	(90,216)	(13,770)	(40.4)
Interest expenses	(10,323)	(2.1)	(12,223)	(1,866)	(1.3)	(2,810)	(1.8)	(1,192)	(182)	(0.5)
Interest income	9,044	1.8	2,011	307	0.2	617	0.4	1,113	170	0.5
Change in fair value of financial liabilities	(22,156)	(4.4)	(229,114)	(34,970)	(24.3)	(3,430)	(2.2)	(46,547)	(7,104)	(20.9)
Investment income	1,681	0.3	1,897	290	0.2	155	0.1	27	4	0.0

Loss before income taxes	(429,628)	(86.1)	(488,407)	(74,545)	(51.9)	(64,554)	(40.7)	(136,815)	(20,882)	(61.3)
Income tax (expense) / benefit	(4,446)	(0.9)	(372)	(57)	—	405	0.3	(1,643)	(251)	(0.7)

Net loss	(434,074)	(87.0)	(488,779)	(74,602)	(51.9)	(64,149)	(40.5)	(138,458)	(21,133)	(62.0)

Less: Net income / (loss) attributable to redeemable noncontrolling interests	2,651	0.5	(926)	(141)	(0.1)	(219)	(0.1)	—	—	—
Less: Net loss attributable to nonredeemable noncontrolling interests	(12,941)	(2.6)	(11,914)	(1,818)	(1.3)	(2,331)	(1.5)	(3,103)	(474)	(1.4)

Net loss attributable to LinkDoc Technology Limited	(423,784)	(84.9)	(475,939)	(72,642)	(50.5)	(61,600)	(38.9)	(135,355)	(20,659)	(60.6)
Deemed dividend to Series D+ Redeemable Convertible Preference Shares Holders	—	—	(65,599)	(10,012)	(7.0)	—	—	—	—	—
Accretion of redeemable convertible preference shares	(129,038)	(25.9)	(149,406)	(22,804)	(15.9)	(34,884)	(22.0)	(46,563)	(7,107)	(20.9)

Net loss attributable to ordinary shareholders	(552,822)	(110.8)	(690,944)	(105,459)	(73.4)	(96,484)	(60.9)	(181,918)	(27,766)	(81.5)

Loss per ordinary share
—Basic and diluted	(5.32)		(6.59)	(1.01)		(0.92)		(1.76)	(0.27)
Weighted average number of shares outstanding used in computing loss per ordinary share:
—Basic and diluted	103,971,865		104,897,967	104,897,967		104,888,420		103,271,404	103,271,404

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2020, and March 31, 2021.

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	301,556	618,347	94,378	824,108	125,783
Accounts receivable, net	32,373	30,468	4,650	37,860	5,779
Total current assets	523,289	770,073	117,536	1,027,316	156,799
Total assets	617,115	853,769	130,311	1,110,128	169,439
Total current liabilities	128,998	746,960	114,008	747,455	114,084
Total liabilities	256,585	762,724	116,414	763,603	116,549
Total mezzanine equity	1,651,940	1,870,365	285,474	2,395,428	365,614
Total shareholders’ deficit	(1,291,411)	(1,779,320)	(271,577)	(2,048,904)	(312,724)
Total liabilities, mezzanine equity and shareholder’s deficit	617,115	853,769	130,311	1,110,128	169,439

The following table presents our summary consolidated cash flow data for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(379,560)	(185,105)	(28,253)	(70,614)	(127,891)	(19,520)
Net cash provided by/(used in) investing activities	529,051	61,407	9,373	39,337	(53,219)	(8,123)
Net cash provided by/(used in) financing activities	1,340	439,792	67,125	(900)	383,383	58,516

Effect of foreign currency exchange rate changes on cash and cash equivalents	863	(7,243)	(1,106)	132	3,495	533

Net increase/(decrease) in cash, cash equivalents and restricted cash	151,693	308,850	47,140	(32,045)	205,768	31,406
Cash, cash equivalents and restricted cash at beginning of the year/period	163,864	315,556	48,163	315,556	624,407	95,303

Cash, cash equivalents and restricted cash at the end of the year/period	315,556	624,407	95,303	283,511	830,174	126,709

Non-GAAP Financial Measure

In evaluating our business, we consider and use the non-GAAP financial measure of adjusted net loss, as supplemental measure to review and assess our operating performance. We believe that the non-GAAP financial measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which our management considers to be indicative of our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation, change in fair value of financial liabilities and interest expenses related to long-term debts. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affects our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted net loss for the years ended December 31, 2019 and 2020, and for the three months ended March 31, 2020 and 2021, to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are net loss:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(434,074)	(488,779)	(74,602)	(64,149)	(138,458)	(21,133)
Adjustments:
Share-based compensation expenses	12,681	14,565	2,223	1,867	10,320	1,575
Change in fair value of financial liabilities	22,156	229,114	34,970	3,430	46,547	7,104
Interest expenses related to long-term debts	9,922	12,220	1,865	2,807	1,192	182

Adjusted net loss	(389,315)	(232,880)	(35,544)	(56,045)	(80,399)	(12,272)

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the information in our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business Approach

We are in the early stage of development with a limited operating history in an emerging and dynamic healthcare big data industry, and our historical results of operations and financial performance are not indicative of future performance.

We were founded in 2014. As a fast growing company with a relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our revenue increased from RMB499.0 million in 2019 and to RMB941.6 million in 2020, and from RMB158.5 million for the three months ended March 31, 2020 to RMB223.2 million for the three months ended March 31, 2021. Our revenue growth in recent periods may not be indicative of our future performance.

We believe growth of our revenue depends on a number of factors, including our ability to:

•	innovate and adapt our services and solutions to meet evolving needs of current and potential customers;

•	integrate our different business lines to create a flywheel effect/ a powerful virtuous circle

•	create and produce new solutions;

•	aggregate and process healthcare data for more hospitals, which is fundamental to the development and performance of our solutions;

•	continuously improve on the algorithms underlying our solutions;

•	the reliability, security and functionality of our platform and solutions;

•	adopt new technologies or adapt our information infrastructure to changing customer requirements or emerging industry standards;

•	adapt to a changing regulatory landscape governing privacy matters;

•	attract and retain talents; and

•	increase brand awareness among existing and potential customers through various marketing and promotional activities.

We cannot assure you that we will be able to accomplish any of these objectives. Our failure to accomplish any of these objectives may adversely affect our results of operations, financial condition and growth prospects.

The success of our LinkData System and LinkSolutions are dependent upon the robustness of the information we and others input into the system, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected.

Our LinkData System becomes more valuable as more accurate and clinically relevant information is integrated into it, and our ultimate outputs and solutions provided for patients, life sciences companies and payors are therefore highly dependent on the information that is input into our system. As a result, we will need to consistently and continuously have access to and integrate the most medically relevant and cutting edge clinical, genomic, and outcome data on the individual level. In order to do so, we will rely on the access to both the medical records in hospitals and the follow-up patient outcomes through the longitudinal patient journey. If we fail to obtain authorization to collect data through either approach, we could be unable to amass enough data, keep an inflow of current and continuous data or integrate and access the data we currently have to continue to populate our oncology patient database. As a result, the flywheel effects we expect will not be fully realized and our business may be adversely affected.

If we do not succeed in attracting new customers for our solutions or growing revenue from existing customers, we may not be able to achieve our revenue growth goals.

We face challenges in expanding our customer base and growing revenues from existing customers. Our ability to attract new customers and keep the existing customers loyal depends on a number of factors, including our ability to offer high-quality solutions and services at competitive prices in response to customers’ needs, the evaluation by existing customers on the performance of our solutions, our ability to maintain comparative strength to our competitors and the effectiveness of our marketing and sales efforts. If we fail to perform well in any of these aspects, our ability to expand our customer base and grow revenues from existing customers could be impeded and, as a result, we may not be able to grow our net revenue as quickly as we anticipate, or at all.

Individual patient customers are our largest revenue contributors during the reporting period. As we principally deal with innovative, high-cost and complicated medications, individual patient customers’ demand are subject to the highly volatile policies related to the supply, pricing and insurance coverage of such medications. If adverse changes in the relevant policies incurred, our revenue from individual customers could be significantly reduced. In addition, the revenue contributed by individual patient customers are subjected to individualized and uncontrollable factors such as personal choices of medications and individual user experience. As to our life sciences companies, our second largest revenue contributors during the reporting period, their demand for our solutions is partially impacted by the pace at which the pharmaceutical industry in China embrace LinkSolutions. Given the strategic importance of LinkSolutions, if LinkSolutions fail to achieve or lose sufficient regulatory and market acceptance, we may not be able to substantially grow our revenues from this business segment with our life sciences companies.

If we fail to keep up with rapid changes in big data analytics, AI and other technologies, our future success in our business, such as AI diagnosis, data insights, real-world study services and clinical trial matching may be adversely affected.

We utilize AI technologies built data processing and analytics capabilities to develop our solutions. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development in AI and big data analytics on a timely basis. If we are unable to develop new solutions that satisfy our customers and provide enhancements and new features for our existing solutions that keep pace with rapid technological and industrial change, our business, results of operations and financial condition could be adversely affected. If our competitors are able to deliver more efficient, convenient and secure solutions and services at lower prices by using new technologies, it could adversely impact our ability to maintain and increase our market share.

Our big data platform and solutions may be launched and used on a variety of technology platforms, and we need to continuously modify and enhance our services and solutions to adapt to changes and innovation in these technologies. Any failure of our big data platform and solutions to operate effectively with evolving or new platforms and technologies could reduce the demand for our solutions. We must continue to invest substantial resources in research and development to enhance our technology. We may never realize a return on investment on these efforts, especially if the improved or new technology fail to perform as expected, in which case our business, financial condition and results of operations could be adversely affected.

We may be unable to appropriately allocate our financial and human resources across our broad array of product and service offerings.

We have a broad array of product and service offerings. Our management team will be responsible for allocating resources across these products and services, and may forego or delay pursuit of opportunities with certain products or services that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on attractive products or services or market opportunities. Our spending on current and future research and development programs and future products or services may not yield commercially viable products or services, or may fail to optimize the anticipated network effects of our medical ecosystem. If our management is unable to appropriately prioritize the allocation of our resources among our broad range of products and services in an efficient manner, our business may be adversely affected.

We have incurred net losses in the past. We expect to incur net losses in the future, and may not be able to achieve or maintain profitability.

We have incurred net losses in each fiscal year since inception and might continue to incur net losses for the foreseeable future as we are still at the early stage of commercialization. We experienced net losses of RMB434.1 million and RMB488.8 million during the years ended December 31, 2019 and December 31, 2020, respectively, and RMB64.1 million and RMB138.5 million for the three months ended March 31, 2020 and 2021, respectively. The losses were primarily due to the substantial devotion we made to grow our business and enhance our systems infrastructure and platforms. We anticipate that our operating expenses will increase substantially in the foreseeable future as we seek to continue to grow our business, including through strategic acquisitions, and build and further penetrate our client base and develop our product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to continue to incur operating losses for the foreseeable future and may never become profitable on a quarterly or annual basis, or if we do, we may not be able to sustain profitability in subsequent periods. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of our common stock to decline.

Maintaining users’ trust in, the stickiness of and engagement on our patient care platform is critical to our success, and any failure to do so could severely damage our financial condition, result of operations and brand name.

We built the largest oncology patient-centric continuous care platform in China, according to Frost & Sullivan. We have been building our brand name and reputation for our digital patient care platform as we believe that our ability to maintain users’ trust in our digital patient care platform is critical to our success in the rapidly expanding digital medical service market in the PRC and globally. Our ability to maintain users’ trust in, stickiness of and engagement on our digital patient care platform is primarily affected by the following factors:

•	our ability to maintain superior user experience and the quality of services and products provided through our platform, including the delivery of care;

•	the breadth of offerings of our services and products and their efficacy in addressing our users’ needs and meeting their expectations;

•	the reliability, security and functionality of our platform;

•	our ability to adopt new technologies to changing user requirements or emerging industry standards;

•	our ability maintain qualified physicians’ trust in and stickiness with our platform; and

•	our ability to increase brand awareness among existing and potential users through various marketing and promotional activities.

Any loss of trust in our LinkCare platform could harm the value of our brand and reputation, and result in participants ceasing to utilize our platform as well as reducing their stickiness of and engagement on our digital patient care platform, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, there can be no assurance that our brand promotion efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our financial condition and results of operations.

Any negative review, comment or allegation about our Company, our physicians, hospital network, service providers in our healthcare business, among others, or services and products offered over our platform by the media, on social networks or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our brand. Any of the foregoing may result in loss of potential and existing users or business partners for our digital patient care platform and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to maintain qualified physicians’ trust in and stickiness with our platform, or fail to properly manage the conducts and quality of services rendered by the physicians on our platform, our business may be adversely affected.

The ability to collaborate with physicians is key to our business. We assist physicians to better serve patients with our integrated solutions including real-world study services, intelligent diagnosis and clinical trial matching. If our products or services have difficulties or lose competencies in meeting their professional requirements, or physicians are unwilling to digitalize their medical service or not used to our products, we could lose significant resources to our business.

The physicians we collaborate with provide services to patients through our internet hospital. Quality control of these physicians’ services could be challenging as well. We consider a variety of factors and conduct background check before entering into contractual arrangements with such physicians. We have also implemented quality control standards and procedures to manage their services. Nevertheless, as most of such physicians are not employed by us on a full-time basis, we have limited control over their practice and the quality of their services on our mobile platform. There can be no assurance that our monitoring of their services would be sufficient to control the quality of their work, or they will strictly adhere to the specified work scope and quality requirements and comply with applicable laws and ethical rules. In the event that a physician fails to meet our quality and operating standards pursuant to our agreements or as required by relevant PRC laws and regulations or ethical rules, the operations of our medical business may be disrupted. Furthermore, because of the contractual relationships, we could be perceived as responsible for the actions of such physicians and, as a result, this could materially and adversely affect our business, financial condition, results of operations and reputation.

We may become subject to medical liability claims resulting from medical personnel’s malpractice or other unforeseeable emergencies, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

We face risks of medical liability claims against our physicians and us. As we primarily deal with oncology and other critical diseases, such medical liability claims could involve significant amounts. Although we carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that may exceed the limits of our insurance coverage. We carry medical service liability insurance for our registered physicians in relation to the provision of consultation services over our platform. See “Business—Insurance.” Medical service liability insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate medical service liability insurance may not be available to our physicians or us in the future on commercially acceptable terms, or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our medical team and physicians from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

Our sale of pharmaceutical and healthcare products is subject to a variety of risks, which may materially affect our business, financial condition and results of operations.

We generate a vast majority of our revenues from the sale of pharmaceutical and healthcare products. The revenues generated from the sale of pharmaceutical and healthcare products accounted for 75.0% and 85.5% of our total revenues in 2019 and 2020, respectively, and 87.0% and 80.2% of our total revenues in the first quarter of 2020 and 2021, respectively. Maintaining and increasing sales of pharmaceutical and healthcare products is subject to a variety of risks, including:

•

inability to successfully execute effective marketing and promotional programs necessary to maintain and increase awareness of our brand and products, to the extent permitted by applicable PRC laws and regulations;

•	failure to implement effective pricing and other strategies in response to market competition;

•	inability to respond to changes in demand and preferences of our users in a timely manner;

•	inability to stock an adequate supply of pharmaceutical and healthcare products that meet the demand of our users;

•	our inability to obtain and maintain regulatory or governmental permits, approvals and clearances, or to pass PRC government inspections or audits; and

•	the risk of, and resulting liability from, any contamination, injury or other harm caused by any use, misuse or misdiagnosis involving products sold or healthcare services provided by us.

The occurrence of any such risks may cause a decrease in our product sales or demand for our services, damage our overall business and reputation, and may have a material and adverse effect on our financial condition and results of operations.

Sale of prescription drugs is subject to stringent scrutiny, which may expose us to risks and challenges.

Sale of prescription drugs is subject to stringent scrutiny, which may expose us to risks and challenges. In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the former China Food and Drug Administration (the “CFDA”), the predecessor of the National Medical Products Administration (the “NMPA”) in 2007, a company is prohibited from either selling prescription drugs to consumers without prescription or selling prescription drugs via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. The newly revised Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. In November 2020, NMPA published for public comment the Draft Measures for the Supervision and Administration of Online Pharmaceuticals Sales (the “Draft Measures”), aiming to enhance the supervision of online pharmaceutical sales and related platform services. The Draft Measures provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive to online prescription drug sellers including us, but also presents challenges for us to be in compliance. The Draft Measures provides that, among others, online prescription drug sellers shall (i) ensure the accuracy and reliability of the source of e-prescription, (ii) keep records of any e-prescription for at least five years and no less than one year after the expiration date of the prescription drugs, and (iii) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs.

It remains uncertain that our sales model and online platform are and will be in full compliance with the relevant laws and regulations or any new laws and regulations that may be promulgated in the future, which are evolving and subject to changes. Any failure to comply with such laws and regulations could subject us to disciplinary warnings and administrative penalties, which may in turn materially and adversely affect our business, results of operations, financial condition and prospects. Additionally, we cannot assure you that our scrutiny measures and mechanism will be effective or sufficient. There may be loopholes in our scrutiny measures and such measures may not be able to detect prescriptions abuse or fraudulent orders effectively and timely. As the methods used to bypass or cheat our scrutiny measures may change frequently and may not be recognized until they succeed, we may be unable to anticipate these methods or to implement adequate preventative measures. Failure to effectively screen the sale of prescription drugs could expose us to liability under PRC laws and regulations, which may incur significant liability and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to source sufficient volumes of innovative, high-cost and complicated pharmaceutical products from life sciences companies or distributors.

We source the pharmaceutical and healthcare products we sell from our suppliers, primarily large medical distributors or life sciences companies. We source certain innovative and complicated pharmaceutical products from limited suppliers, such as Durvalumab (IMFINZI®) and Camrelizumab (AiRuiKaTM). Given that we are typically dealing with large medical distributors or life sciences companies with strong bargaining power, we cannot assure you that we will be able to maintain our relationships with our suppliers and continue to be able to source pharmaceutical and healthcare products in stable quantities and at reasonable prices or at all. Failure to do so could adversely affect our product supply and have a material adverse effect on our businesses, operating results and financial condition. In some cases, we depend upon a single source of supply. Any such supply shortages or loss of any such single source of supply could adversely affect our reputation, results of our operations and financial condition.

Some of the pharmaceutical and healthcare products that we sell on our platform are manufactured in whole or in substantial part outside of China. In most cases, the products or merchandise are imported by our suppliers and sold to us. As a result, significant changes in tax or trade policies, tariffs or trade relations between China and other countries or any changes in their local policies, such as the imposition of unilateral tariffs on imported products, any negative sentiments towards China in response to increased import tariffs and other changes in China’s trade regulations, could result in significant increases in our costs, restrict our access to suppliers, depress economic activity, and have a material adverse effect on our businesses, operating results and cash flows.

Failure to manage our inventory effectively could have a material and adverse effect on our business, financial condition and results of operations.

We are required to manage a large volume of inventory effectively for our medication services. There is no assurance that we will be able to maintain optimal prediction accuracy. Demand may be affected by new product launches, changes in product life cycles and pricing, product defects, changes in customer spending patterns, manufacturer back orders and other problems, and our users may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. We cannot assure you that we will be able to maintain proper inventory levels for our medication services at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

In addition, innovative and high-cost drugs account for a significant portion of our products, the fragile features of which often have the most specific storage management requirements. These medications may also be temperature sensitive and require special handling through the shipping process such as refrigeration or freeze protection. If we fail to properly implement these storage arrangements, these high-value medicines could be damaged and subject us to a heightened risk of significant inventory write-downs or write-offs.

We may be subject to liabilities for content available on our platform that is alleged to be factually incorrect, defamatory, libelous or otherwise unlawful.

We post articles and other contents on our patient care platform to promote healthcare, disease and recovery care knowledge and instigate mobile users’ interests in our offerings, which in turn enhance the stickiness of the users. Under PRC law, we are required to monitor content, including content posted or distributed by our users or available on our platform for items deemed to be factually incorrect or defamatory, and promptly take appropriate actions with respect to such content items. Sometimes, it is not apparent as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may expose us to liabilities. We have implemented the terms of users for our patient care platform through which users agree to take all responsibilities and legal consequences for their use of the platform; however, we cannot assure that all users will read through and strictly follow these terms and policies. Our burden to administer the content may be exacerbated as we gradually introduce more features and functions to our platform, such as discussion panel or other interactive features to allow users to share thoughts and consultation experience. If we are found to be liable, we may be subject to fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in the PRC.

Although we have implemented measures to review content in light of the relevant laws and regulations before they are published on our platform, such measures may not be effective and we may still be subject to potential liabilities, in which case our patient management as a service business may suffer.

If the validity of informed consent from a patient enrolled in a trial or follow-up program is questioned, we could be forced to stop using some of our resources, which would adversely affect our business.

We have implemented measures designed to ensure the medical data has been collected only from subjects who have provided appropriate informed consent for purposes which extend to our product development activities. We seek to ensure that the data is provided for processing in a manner that does not use readily individually identifiable information of the subject. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them.

The subject’s informed consent obtained could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us could deny us access to or force us to stop using some of our collected data, which would adversely affect our business. We could become involved in legal challenges, which could consume our management and financial resources.

The design or performance defects in our proprietary technologies in our data intelligence system could materially and adversely affect our results of operations.

We rely on our proprietary AI and big data technologies to deliver our solutions. Our proprietary technologies are relatively new, and they may contain design or performance defects that are not detectable even after extensive internal testing and may become apparent only after widespread commercial use. Any defect in those technologies as well as their subsequent alterations and improvements could hinder the effectiveness of our platform and the reliability of our solutions and discourage existing or potential customers from utilizing our solutions, which would have a material and adverse effect on our reputation, competitiveness and future prospects. In addition, correction of defects or errors could prove to be impossible or impracticable and the costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations. Our AI and big data solutions are subject to product liability laws of China. If the technologies underlying our solutions are found to have design or performance defects, we may be liable for product liability claims in China. Although we have not experienced any product liability claims to date arising from our technologies and solutions, we cannot assure you that we will not face any product liability claims in the future.

We partially rely on supporting staff to collect and update the healthcare data on our platform. We cannot rule out the possibility that they may inaccurately process data in such a process, which may in turn compromise the quality of our data analysis results.

We partially rely on manual entries by supporting staff to enrich and update the de-identified healthcare data. Therefore, the quality of data could be compromised if supporting staff fail to log the original healthcare data into the platform accurately. We could not rule out the possibility of certain text or information being misidentified, mistranslated or inaccurately categorized when our data solution team performs the natural language processing. We have developed and installed a rigorous quality control system to detect mistakes, but we cannot guarantee all mistakes committed in data translation or all non-usable, corrupted or redundant data could be identified and cured. Any such mistakes or errors could lead to defect or inaccuracy in our big data platform and solutions, which could lead to liabilities against us, deter prospective customers and harm our reputation, business and results of operations.

We may not be able to generate sufficient revenue from the LinkSolutions at the current stage to achieve and maintain profitability.

We rely on the commercialization of LinkSolutions, primarily including our real-world study service, data insights and clinical trial matching to generate revenue. We recognized a total revenue of RMB120.0 million for the year ended December 31, 2020, and RMB36.0 million for the three months ended March 31, 2021 from LinkSolutions. Notably, many aspects of LinkSolutions are still at early stage of commercialization. We will need to continue to expand our marketing efforts of the existing products and broaden real-world evidence’s application in the life cycle of a medicine throughout clinical and commercial stages. We cannot assure you that we will be able to achieve or maintain profitability. If we fail to successfully commercialize the cutting edge LinkSolutions, we may never receive a return on the substantial investments in product development, sales and marketing, manufacturing and quality assurance that we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

Our success of real-world study services will depend on our ability to use highly complex data to produce high-quality evidence in commercial stages, and our failure to do so would have an adverse effect on our operating results and business.

Data quality is at the core of our business model. In order to generate research and regulatory grade data, we strictly evaluate original data collected based on their consistency, integrity, identifiability, accuracy, richness and completeness to filter non-usable, corrupted or redundant data. Further, in order to achieve maximum outcomes of real-world study services, we collect data through authorized access to the medical records by each hospital and follow through the longitudinal patient journey to capture patient outcomes. Despite the above efforts, at the current stage there is no universally recognized standard of medical data quality, especially in the emerging domain of real-world, which make it difficult to evaluate and grade medical data. If our data quality could not meet the standard of relevant authorities, it could adversely affect the acceptance our real-world study services.

There can be no assurance that RWD-driven solutions would obtain regulatory and market acceptance in the future.

Our RWD-driven solutions offered by LinkSolutions may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for our RWD-driven solutions will depend on our ability to convince key thought lenders, physicians, life sciences companies, payors and other key healthcare industry stakeholders of the clinical utility of our entire product offering, as well as the willingness of physicians, life sciences companies, payors and other players to utilize products. Although CDE has issued the first guidance on real-world evidence in 2020, the overall development of real-world evidence are still at initial stages. Failure to achieve widespread regulatory and market acceptance for our RWD-driven solutions could materially harm our business, financial condition and results of operations.

Key account (KA) customers currently comprise a substantial proportion of our LinkSolutions revenue. If we cannot produce qualified products and services for customers in a timely manner, we may lose customers and our reputation may be harmed.

Our implementation capacity has at times constrained our ability to successfully implement our offering for our clients in a timely manner, particularly during periods of high demand. If the customer implementation process is not executed successfully or if execution is delayed, we could incur significant costs, customers could become dissatisfied and decide not to increase usage of our offering, or not to use our offering beyond an initial period prior to their term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could penetrate our customer relationships.

Additionally, KA customer, including top 20 global or domestic life sciences companies in 2020, listed life sciences companies in Hong Kong as of 2020 and key medical associations, accounting for 60.9% of our total LinkSolutions revenue in 2020. KA customers may request or require specific features or functions unique to their particular business processes, which increase our upfront investment in sales and deployment efforts and the revenue resulting from the clients under our typical contract length may not cover the upfront investments. If prospective large customers require specific features or functions that we do not offer, then the market for our offering will be more limited and our business could suffer.

In addition, supporting KA customers could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. Furthermore, if we are unable to address the needs of these clients in a timely fashion or further develop and enhance our offering, or if a client or its constituents are not satisfied with the quality of work performed by us or with the offerings delivered or professional services rendered, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the client’s dissatisfaction with our offerings could damage our ability to expand the number of applications and services purchased by that client. Furthermore, if a client or its constituents do not opt into or need certain aspects of our offering, there may not be enough demand for that aspect of our offering to warrant future purchases by that client, or the client may seek to terminate their relationship with us. KA customers may not renew their agreements, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our operating results could be adversely affected.

We may have difficulty in recruiting patients for our business partners’ clinical trials. Our clinical trial patient recruitment services may be adversely affected if we fail to recruit quality patients.

Identifying, screening and enrolling patients to participate in our business partners’ clinical trials is critical to our success, and we may not be able to identify, recruit and enroll a sufficient number of patients with the required or desired characteristics to complete our business partners’ clinical trials in a timely manner. We may have difficulty enrolling patients, for example, if our competitors have ongoing clinical trial matching programs for similar products and the patients who would otherwise be eligible for our clinical trial matching programs instead enroll in our competitors’ clinical trials. We may also experience enrollment delays related to unforeseen regulatory, legal and logistical requirements at certain clinical trial sites. If we cannot maintain a high success rate of our clinical trial matching programs, we may lose business to our competitors.

Risks Related to Regulations

We are subject to extensive and evolving regulatory requirements. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of healthcare, digital healthcare and internet-related business and companies, including limitations on our ability to own key assets.

We are operating a multifaceted business spanning healthcare industries, which the PRC government extensively regulates. Foreign ownership of and the licensing and permit requirements pertaining companies in such industries and the access and usage of healthcare data are among such areas that are subject to government scrutiny. These laws and regulations related to healthcare and digital healthcare industries are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of such industries include, but are not limited to, the following:

•	We operate our business and hold licenses through our VIEs and their respective affiliates due to restrictions on foreign investment in businesses providing value-added telecommunication services.

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Uncertainties relating to the regulation of the medical big data business, internet hospital business and other internet business in general in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on access to healthcare data, user data, content distributed online, and liabilities as platform provider for contracted external physicians in China may subject us to potential liability, temporary blockage of our platform or complete shut-down of our platform or business.

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Although we have not received notice of violation or faced administrative actions in connection with the arrangement that our business is operated via the VIEs and their respective affiliates, we cannot assure that the PRC government will not find such practice incompliant with PRC laws and regulations or the interpretation thereof, in which case we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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Any unfavorable regulatory changes related to sales of medicines and healthcare products may also increase our compliance burden and materially and adversely affect our business, profitability and prospects. Certain other laws, rules and regulations may affect the pricing, demand and sales of medicines and healthcare products, such as those relating to the inclusion of products in the drugs catalogs for national basic medical insurance, on-the-job injury insurance and maternity insurance, or drugs catalogs, jointly promulgated by the National Healthcare Security Administration and the MOHRSS. The drugs catalogs are subject to periodical review and adjustment and are affected by the negotiations between life sciences companies and government authorities. If certain medications we sell are added to the drugs catalogs, it usually leads to price reduction of such products provided in our patient care centers. Certain innovative medications we sell were added to the drugs catalogs in early 2021, which led to a price reduction of such products provided in our patient care centers since early March, while the corresponding cost of sales remained relatively stable in that period. As a result, in the first quarter of 2021, the percentage of cost of revenues to revenues for the LinkCare business substantially increased primarily due to a sharp increase in the percentage of cost of revenues to revenues for continuous patient care solution as compared to the same period in 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020—Cost of Revenues.” The price reduction also hampered the performance of our continuous patient care solution in April and May 2021 as compared with the same period in 2020. Furthermore, the addition of medications to the drugs catalogs usually provides patients with more access to such medications from hospitals which increases competition and might have negatively affected the patient demand for similar medications that we offered. While we have implemented certain measures to mitigate the impact and reduce future risk brought by the adjustment of drugs catalogs, such as preemptively managing our inventory of medications that are likely to be affected, developing our product mix to include more innovative medications that are not likely to be included in the catalogs in the near future and negotiating protective terms with distributors and life sciences companies from whom we purchase medications, the adjustments of drugs catalogs is subject to multiple factors including the negotiations between the life sciences companies and the relevant regulators that we cannot control or accurately predict. We cannot assure you that the measures we have adopted can fully mitigate the negative impact of the inclusion of medications to the drugs catalogs on our business, financial condition and results of operations. There can be no assurance that future regulatory adjustments will not affect the supply, demand, cost and price of our products, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that subsequent laws and regulations or interpretation of existing ones would not render our operations non-compliant or that we would always be in full compliance with applicable laws and regulations. In the event that we must remedy any violations, we may be required to modify our business models as well as solution and service offerings in a manner that undermines our solutions’ and services’ attractiveness. We may also become subject to fines or other penalties and, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate the non-compliant operations. In each case, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary as a result of new enactment or promulgation of laws and regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Healthcare and digital healthcare industries in China are highly regulated, which require multiple licenses, permits, filings and approvals to conduct and develop business. As of the date of this Prospectus, we have obtained the following valid licenses through our subsidiaries or VIEs: value- added telecommunication business operation license for provision of internet information services, or ICP License, value-added telecommunication business operation license for the offering of call center services, or Call Center License, filings in connection with graded protection of information system security, online drug information offering license, pharmaceutical operation permit, GSP certificate, medical institution practice license and class II medical device production license. As of the date of this Prospectus, we haven’t obtained online publishing service license for our Kuaixingfang(快杏方) platform, which could result in administrative penalties such as shutdown of the online publications database, deletion of all relevant online publications, confiscation of illegal gains and raw materials and other items, fines, etc. Furthermore, as of the date of this Prospectus, we haven’t obtained Call Center License for our operations in Tianjin. As a result, we could be subject to charging correction, confiscation of illegal gains, fines, and suspension of operation. Our financial result could be materially affected and our operations could be disrupted.

Our business processes a large amount of data. Data protection, privacy and similar laws in China and other jurisdictions restrict the collection, use and disclosure of personal information, and failure to comply with or adapt to changes in these laws could materially and adversely harm our business.

We contract with hospitals and other customers in China and other jurisdictions, to help digitalize and process a large volume of medical information and certain of such information may be at individual patient level. Although hospitals allow us to access the private cloud that we build for them for the purposes of providing maintenance services, data processing and data quality control, we do not collect or store any individually identifiable healthcare data in our big data platform and solutions for hospitals. Nevertheless, our access to the data in connection with providing maintenance, data processing and data quality control services may expose us and our contracted hospitals to compliance risk with respect to data protection and privacy-related laws and regulations, and any failure to comply with such laws and regulations by us or our contracted hospitals may face administrative actions that limit our access to the healthcare data, as a result, our operations could be disrupted. In addition, during our operations, our collection or storage of certain healthcare data may not be in full compliance with the applicable laws. We have not been subject to any penalties from the competent governmental authorities for our collection or storage of healthcare data.

The access, collection, use, storage, sharing, transfer, disclosure and security of personal data and healthcare data, including individually identifiable or de-identified health information and clinical trial patient-specific information, are highly regulated in China and other jurisdictions. While we strive to comply with data protection laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, there has been an increase in regulatory activities in connection with privacy and data protection in China, and the regulatory landscape is becoming more complex with increasingly strict requirements. To the extent new laws and regulations are enacted or promulgated, or new interpretations and applications of existing privacy and data protection laws or regulations are adopted, our access to and use of de-identified healthcare data could be further restricted, and we may be required to implement new or enhanced security measures. Any additional enactment or promulgation of such laws or regulations may, among other things, substantially escalate our compliance costs and place restrictions on our business model.

We face risks associated with uncertainties relating to Regulation for the Administration of Human Genetic Resources.

The collection, preservation, usage and outbound provision of human genetic resources in the PRC are governed by Regulation for the Administration of Human Genetic Resources, or HGR Regulation, except for activities relating to human genetic resources conducted for some specific purposes including clinical diagnosis and treatment. According to HGR Regulation, human genetic resources include both human genetic resource materials and human genetic resource information. Human genetic resource materials refer to genetic materials such as organs, tissues and cells that contain hereditary substances such as human genomes and genes, and human genetic resource information refers to information materials such as data generated from human genetic resource materials. We believe our collection, preservation and usage of healthcare data in our services are governed by HGR Regulation.

The Biosecurity Law of the PRC which became effective on April 15, 2021, among other things, restates relevant approval or pre-filing requirements of human genetic resources collection, preservation, usage and outbound provision, as provided in the HGR Regulation. Pursuant to HGR Regulation, there are some limitations for foreign entities, individuals and such entities established or actually controlled thereby (“Restricted Entities”, and each, a “Restricted Entity”) to engage in activities relating to human genetic resources. For example, the Restricted Entity is not allowed to collect or preserve human genetic resources of China, while it is prohibited from using human genetic resources of China unless that such Restricted Entity have obtained an approval from relevant government authority or have filed with relevant government authority for international cooperation with a domestic entity. We cannot assure you that our VIE entities will not be deemed as Restricted Entities in the future, given the lack of clear statutory interpretation regarding HGR Regulation. If our VIE entities are deemed as the Restricted Entities by relevant government authority, our real-world study and other services, among others, would be adversely affected and we may no longer be able to collect or preserve healthcare data in our real-world study services, and with respect to usage of healthcare data, we may have to cooperate with domestic entities and be required to obtain approvals or file with relevant government authority for such cooperation which could result in additional cost and our business, financial condition and results of operations will be adversely affected.

As of the date of the Prospectus, we have not been subject to any penalties from the competent governmental authorities for our collection, preservation and usage of healthcare data in our services. However, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. The regulatory framework for the administration of human genetic resources is also evolving and may remain uncertain for the foreseeable future. Failure to comply with existing or future HGR laws and regulations, including the HGR Regulation and the Biosecurity Law, may subject us to penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

Any failure to comply with anti-corruption and anti-bribery laws of China and other jurisdictions could subject us to penalties and other adverse effects.

Our business involves large volume of business solicitations and development activities targeting public hospitals, regulators and policy makers as well as companies in the private sector, which exposes us to potential risk of violation by our employees and agents of anti-corruption and anti-bribery laws of China and other jurisdictions. For example, under the Anti-Unfair Competition Law of China and its implementing rules, any commercial bribery committed by an employee of a given company will be deemed as conduct of such company unless it has evidence to rebut the presumption, and the offering of anything of value to employees, agents or representatives of any given transacting party or to any person with substantial influence over the decision making of the transacting party with an intent to obtain business opportunities or commercial advantages constitutes bribery. The scope of bribery includes not only kickbacks, gifts and other things of value or benefit transfer, but also rebates that are not properly recorded or evidenced in accounting. Therefore, any wrongdoings committed by our employees, even if committed without our knowledge or in violation of our policies, or any bad practice in terms of record keeping of the spending by our employees during the business development process, could subject us to anti-corruption and anti-bribery law liabilities.

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations and provide training to all employees or agents, we cannot assure that each of them is able to strictly follow the guidance or, in situations not covered by the guidance, could use a good judgment as to the dos and don’ts. Any violations of these anti-corruption laws by our employees, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption and anti-bribery laws and regulations.

Risks Related to Our Industry and Business Generally

If we fail to develop widespread positive brand awareness, or our reputation is harmed by negative publicity with respect to us, our services and operations, our management and our business partners, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand is critical to achieving widespread adoption of our offering and attracting new customers. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

Any malicious or negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

While the PRC healthcare big data market is in an early stage of development, it is, and is expected to be, increasingly competitive. We currently face competition in the PRC digital medical service industry against a variety of traditional IT companies with healthcare services, traditional CROs, healthcare consulting companies and healthcare big data solution specialists, which provide solutions in the specific markets we address. Our competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger user bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or user requirements than us and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Competition from our competitors may also result in continued pricing pressures, which is likely to lead to price declines in certain of our product or service lines, and may, in turn, adversely affect our profitability and market share.

Meanwhile, new competitors or alliances that have greater market share, larger user bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than us may emerge, which could put us at a competitive disadvantage. In light of these factors, even if our service is more effective than those of our competitors, current or potential users may accept competitive services in lieu of ours. If we are unable to successfully compete in the digital medical service market, our business, financial condition and results of operations may be materially and adversely affected.

We cannot guarantee that our new business initiatives will be successfully implemented or generate sustainable revenue or profit.

We continue to execute a number of growth initiatives, strategies and operating plans designed to diversify our business and unleash the monetization potential of our leading position in the healthcare big data solution market. For example, in leading the real-world study services in both research and commercial scenarios, we launched multiple products including real-world study service, data insights and clinical trial matching. In addition, we are developing innovative solutions to provide better services to patients, such as electronic medication, digital therapeutics, AI diagnosis and patient management programs. We also offer technology solutions to commercial medical insurance industry, aiming to provide value-based services to patients through developing innovative insurance products, enabling faster and more accurate insurance underwriting and expediting claim processing.

These business initiatives are still at the early stages of development and haven’t become our major revenue contributors. We cannot assure you that any of these business initiatives will achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our efforts fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and results of operations may be materially and adversely impacted.

If we fail to perform our services in accordance with contractual requirements, we could be subject to significant costs or liability and our reputation could be harmed.

We contract with our customers to provide a wide range of solutions to assist them in areas such as healthcare management, clinical research, real-world evidence study, data mining and analysis, and patient recruitment for clinical trials. Such services are complex and subject to contractual requirements, and any mistake or failure to perform in accordance with contractual specifications on our part could result in our customers suing us for breach of contract as well as other severe consequences. For example, if the free-form medical information in natural language is inaccurately translated when we perform the natural language processing, physicians’ clinical research and other solutions based on such data could be compromised, or if our data processing results in leakage of personal medical information or otherwise fails to observe the regulatory standard, be it inadvertent or not, we may face severe administrative actions, claims and liabilities. For another instance, non-compliance with contractual specification when we perform the data analysis for life sciences companies and other clients may result in our customers suing us for breach of contract, disqualification of data for submission to regulatory authorities or inaccurate market prediction. Any such mistake or failure to perform in accordance with contractual requirements and standards may harm our reputation and business, result in administrative actions or heavy civil and contractual liabilities, and may deter prospective customers.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been experiencing a period of growth. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically-diverse locations. We also must attract, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Failure to manage our rapid growth effectively could lead us to over invest or under invest in technology and operations, could result in weaknesses in our infrastructure, systems or controls, could give rise to operational mistakes, losses, loss of productivity or business opportunities, and could result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy.

Past and future investments in and acquisitions of complementary assets, technologies and businesses may fail and may adversely affect our business, results of operations and financial performance.

We have invested in or acquired, and may in the future invest in or acquire assets, technologies and businesses that we believe are complementary to our existing business. For example, over the past few years, we acquired a number of third-party patient care centers, which have been integrated into our nationwide network of patient care centers. However, our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Furthermore, if such goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. Such investments and acquisitions may also require our management team to devote a significant amount of attention. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. We may also have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Mr. Zhang Tianze. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertisers and other valuable resources. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or our efforts to enforce these agreements will be effective enough to protect our interests.

If we are unable to recruit, train and retain qualified personnel or if we fail to do so in a cost-efficient manner, our business may be materially and adversely affected.

Our rapid growth also requires us to hire and retain a wide range of talents who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us develop online and offline capabilities. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the Chinese healthcare industry is intense, and we may need to offer a more attractive compensation and other benefits package, including share-based compensation, to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract, retain or motivate experienced and capable personnel could severely disrupt our business and growth.

We depend on third-party suppliers and service providers for different aspects of our business. If these suppliers and service providers can no longer provide satisfactory products or services to us on commercially reasonable terms, our business and results of operations could be adversely affected

We depend on third parties for different aspects of our business. Selecting, managing and supervising these third-party suppliers and service providers requires significant resources and expertise. Poor performance by these third parties, including their failure to provide services or products according to applicable legal and regulatory requirements, the terms of our contracts or otherwise below standard, could significantly and negatively affect the quality of our cancer therapy selection tests and damage our reputation.

In addition, the service or procurement agreements we have with third-party suppliers and service providers are generally not on an exclusive basis. If these third parties do not continue to maintain or expand their cooperation with us, we would be required to seek new substitutes for these third-party material or service providers, which could disrupt our operations and adversely affect our results of operations.

Our business and results of operations may be harmed by service disruptions to our cloud service provider and information technology systems, or by our failure to timely and effectively scale and adapt our existing technologies and infrastructure.

We may experience in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, computer viruses, fraud and security attacks. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure. Any disruption or failure in our system or the technology infrastructure could hinder our ability to deliver solutions and services, and the day-to-day management of our business, and could result in corruption, loss or unauthorized disclosure of proprietary, confidential or other data, which in turn may harm our reputation and business, entail claims and liabilities and deter prospective customers.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, complete related registration with the competent authorities and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

We have not completed the relevant employee benefit plan registrations for some of our subsidiaries in China because they have no employees or a very small number of employees, and the social insurance and housing fund contributions we paid for certain of our employees may be found inadequate under PRC law. We also entrust third-party agencies to pay social insurance and housing fund contributions for some of our employees. Local authorities may impose late fees, pecuniary penalties or other administrative actions on us for our noncompliance. If local authorities determine that we failed to complete the relevant employee benefit plan registrations and make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the non-completion of such registrations and underpaid employee benefits. In addition, our provision for these liabilities may not be adequate. As a result, our financial condition and results of operations may be materially and adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

We have adopted a share option plan in 2015, or the 2015 Global Share Plan, and another share option plan in 2021, or the 2021 Global Share Plan, which shall be effective upon the completion of this offering, to provide additional incentives to employees, directors and consultants. As of the date of this prospectus, options to purchase a total of 34,637,734 ordinary shares are outstanding under the 2015 Global Share Plan, and there are a total of 32,590,712 ordinary shares authorized for future grants under the 2015 Global Share Plan and the 2021 Global Share Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark, patent and other intellectual property laws, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties and other measures to protect our intellectual property rights. We have been enriching our intellectual property portfolio. However, there can be no assurance that any of our pending patents, trademarks, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated.

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial cost and diversion of resources. The PRC has historically afforded less protection to a company’s intellectual property than other developed regions such as the United States and, therefore, companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

We may be subject to intellectual property infringement claims or other allegations, which could result in payment of substantial damages, penalties and fines and removal of data or technology from our system.

Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement by us of other rights of third parties. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. As of the date of this Prospectus, five of our registered trademarks are subject to the invalidation allegations and 1 trademark application is subject to the oppositions from third parties. In addition, a portion of the articles published in our Kuaixingfang (快杏方) platform have not obtained the authorization from their authors, thus could be subjected to the risks of copyright infringement. The adverse effects are partially mitigated by the fact that, the registered trademarks and the trademark application are not material to our business and operations, and with respect to the articles in our Kuaixingfang (快杏方) platform, the revenue generated therefrom is minimal, and we are in the process of removing the articles from the platform.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations. In particular, the COVID- 19 outbreak in China and worldwide has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition

The recent COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to our business. In early-2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices, hospitals and research laboratories of life sciences companies across China. The population in most of the major cities was locked down to a greater or lesser extent. Our employees were unable to go to our offices for an extended period, which negatively impacted our operational efficiency. Our clinical trial matching business was also adversely affected as the patient recruitment for clinical trials were significantly restricted during the COVID-19 pandemic. In addition, normal economic life throughout China was sharply curtailed as well. Clients’ demand for our data solutions and services witnessed downturn during this period.

While many of the restrictions on movement within China have been relaxed as of the date of this prospectus, there is great uncertainty as to the future progress of the disease and whether countries around the world (including China) could be hit by subsequent waves of COVID-19 infections. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our ability to provide efficient services and solutions, especially on-premise services, could be restricted, and our business, results of operations and financial condition could be adversely affected. Our clinical trial matching services for oncology clinical trials which usually require multiple hospital visits were negatively affected by the lock-down measures, with a revenue decrease of 14.9% from RMB76.6 million in 2019 to RMB65.1 million in 2020. Our overall business operation was largely unaffected by the COVID-19 pandemic. Our selling and marketing expenses decreased by 9.6% from RMB137.6 million in 2019 to RMB124.4 million in 2020 due to the COVID-19 pandemic’s impact on offline marketing activities. Our general and administrative expenses decreased by 18.6% from RMB154.3 million in 2019 to RMB125.6 million in 2020, mainly due to government relief of social insurance given the COVID-19 pandemic. Although our business operations have fully recovered from the COVID-19 pandemic in the first quarter of 2021, we cannot assure you that our business will not be further affected in the future due to the uncertainties of the COVID-19 pandemic.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our business may be materially and adversely affected by adverse news, scandals or other incidents associated with China’s healthcare industry.

As the industries we are operating in are new and the regulatory framework for these industries is also evolving, negative publicity about these industries may arise from time to time. Negative publicity about the industries we are operating in in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

Incidents that inspire doubt as to the quality or safety of the products or services offered in the general healthcare industry in China or around the world have been, and may continue to be, subject to widespread media attention. Such incidents may damage the reputation of not only the parties involved, but also the healthcare industry in general, even if such parties or incidents have no relation to us, our management, our employees, our brand partners, or our platform. There may also be a decrease in consumer demand for healthcare related products and services, especially from individual consumers, if these negative incidents diminish the trust of consumers in the Chinese health and wellness market. Such negative publicity, and any resultant decrease in demand for our products and services, may adversely affect our reputation and business operations.

We invest significantly in research and development, and we may not be able to recoup the investments we make, which in turn could adversely impact our financial condition and results of operations.

Our success depends in part on our ability to continually enhance our core capabilities and solutions. If we are unable to respond to rapid technological changes in a cost-effective manner and develop new features and functions that satisfy our customers’ demands, our solutions and other services may become less marketable and less competitive, and our business, results of operations may be adversely affected.

We have made, and will continue to make, investments in research and development which we believe to be helpful to our business, such as AI and big data technologies. Although investments in research and development are critical to our success, they may not yield the desired results. We may experience difficulties that could delay or impede the development, after having committed significant time and financial resources. Even if research and development projects successfully lead to new core capabilities or solutions, they may require lengthy period of time for testing before commercial launch, and the final solutions we offer to the market may not be well-received by our customers or generate sufficient revenue to cover the expenses incurred.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Upon the completion of this offering, we will become a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set by the SEC. We are in the process of implementing a number of measures to address the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we or our auditor may identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings.

Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to medical disputes, fraud and misconduct, labor disputes of employees, sales and customer services and control procedures deficiencies, as well as the protection of personal and confidential information of our users and business partners, among others. We may be subject to claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. A significant judgement or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our Directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

We have limited business insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. In particular, we currently do not maintain business interruption insurance or key-man insurances. It is costly to insure these risks and difficult to acquire such insurance on commercially reasonable terms. Any uninsured occurrence may disrupt our business operations, expose us to liabilities, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our patient care centers. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could materially and adversely affect our business and operations.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Some of the lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In the event of sublet by one of our subsidiaries to another without prior written consent of the lessor, the lessor may require us to compensate for damages. Furthermore, one of our lessors has filed an application for bankruptcy, and all the properties belonging to the lessor at the time of acceptance of the application for bankruptcy by the court until the termination of the bankruptcy proceedings shall be the “properties of the debtor”, which shall be managed by the bankruptcy administrator under PRC Law. In this case, the bankruptcy administrator has the right to rescind or continue the performance of contracts that have been concluded before the acceptance of the bankruptcy application but have not been completed by both the debtor and the other party. If the bankruptcy administrator decides to terminate our lease with the lessor, we may not be able to continue the use of the premise. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Also, in the event that the actual use of our leased properties is inconsistent with the use registered on the land use right certificate or our leased properties are on allocated land, the competent authorities may require the lessors to return the land and impose fines on the lessors, or confiscate the proceeds from the leasing of the properties and imposed fines on the lessor if such properties are leased without their consent or handing in such income, as applicable. We can provide no assurance that we will not be subject to the aforementioned penalties as a lessee to the properties, and the relevant lease agreements may be deemed to be in breach of the law and therefore be void.

As of the date of this prospectus, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in an information service provider or other value-added telecommunication service provider (other than e-commerce, domestic conferencing, store-and-forward, and call center services) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record.

Accordingly, none of our subsidiaries is eligible to provide information service or other value-added telecommunication service, which foreign-owned companies are restricted from conducting in China. To comply with PRC laws and regulations, we may only conduct such business activities through our VIEs in China.

We are a Cayman Islands company and LinkDoc Information (the “WFOE”) is our wholly-owned subsidiary incorporated in the PRC. We have, through LinkDoc Information, entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, (iii) have the pledge right over the equity interests in our VIE as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results under U.S. GAAP. See “Corporate History and Structure” for further details.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as Ministry of Industry and Information Technology, or the MIIT, or the Ministry of Commerce, or the MOFCOM, or other authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by any governmental authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on the operations of our VIEs;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app or websites;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations;

•	requiring us to restructure our ownership structure or operations; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from our VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct a portion of our operations in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business”.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

See “—Risks Related to Doing Business in China—The uncertainties in the PRC legal system could materially and adversely affect us”. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our business financial condition and results of operations may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIE to enforce the equity pledge in the case of the shareholders’ breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed Voting Rights Proxy Agreement to appoint one of our WFOE or a person designated by one of our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIE that are material or supplementary to the operation of our business if our VIE goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, such entity may in the future hold certain assets that are material or supplementary to the operation of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes voluntary or involuntary liquidation proceeding, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through our VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective July 2020.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our VIE, shareholders of our VIE pledged their equity interests in our VIE to our WFOE to secure our VIE’s and their shareholders’ performance of the obligations and indebtedness under the Exclusive Consultation and Service Agreement, Exclusive Purchase Option Agreement, Voting Rights Proxy Agreement and Equity Pledge Agreement. As of the date of this prospectus, we have registered the equity pledges under our contractual arrangements with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Civil Code, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIE fails to perform its obligations secured by the pledges under the equity pledge agreement, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Purchase Option Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Purchase Option Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreement with the shareholders of our VIE provides that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIE under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and their subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE under the Exclusive Purchase Option Agreement.

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the EU on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

We may be required to obtain and maintain permits and licenses to operate certain of our business operations under PRC law.

Telecommunications operators in China are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law.

Pursuant to the Catalogue of Telecommunications Business of the PRC, or the Catalogue, most recently amended in June 2019, providers of internet data center (IDC) services, including “internet-based resource collaboration” (IRC) services, are required to obtain an IDC license. IRC services are defined quite broadly under the Catalogue to include the provision “in a shared, collaborative manner” of “data storage, application deployment and other internet-based services that are readily accessible and easily modifiable on an on-demand basis.” We rely on third-party cloud-hosting providers to provide cloud infrastructure for our platform. The data is generally generated by individual users for their personal use only. We do not believe we are required to obtain an IDC license. Additionally, as of the date of this prospectus, we have not received any notice of warning or been subject to any penalties or disciplinary action from competent government authorities for not having an IDC license. However, there are still significant uncertainties relating to the interpretation and implementation of the scope of IDC and/or IRC services under the Catalogue. We cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to our opinion, or that the requirements in the Catalogue will not be interpreted and applied in a manner that is inconsistent with our understanding as described above. If this were to occur, we may be required to obtain an IDC license, and if we are not able to obtain such license in a timely manner, or at all, we may be subject to penalties and fines or, in extreme cases, confiscation of the gains derived from the operations or even being required to discontinue the operations for which the IDC license is required.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The uncertainties in the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

You may experience difficulties in effecting service of a legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, some of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to the ADSs and this Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of its after-tax profits, after making up the previous year’s accumulated losses each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the Circular on Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties, or the SAT Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If the preferential tax treatments and government subsidies granted by PRC government become unavailable, our results of operation and financial condition may be adversely affected.

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2019 and 2020, preferential tax treatment was available to one of our PRC subsidiaries. LinkDoc Technology (Beijing) Co., Ltd., LinkDoc Technology (Tianjin) Co., Ltd., LinkDoc Intelligent Technology (Beijing) Co. and Beijing Hope Zhonghui Pharmaceutical Technology Co., Ltd. was recognized as a “High-tech Enterprise” in November 2019, which allowed it to apply an income tax rate of 15% for the subsequent three years.

We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancelation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax, or EIT, at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIE. We may make loans to our PRC subsidiaries and VIE, or we may make additional capital contributions to our PRC subsidiaries in China.

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. We may also provide loans to our VIE or the PRC subsidiaries, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our VIE or the PRC subsidiaries must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency- denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

We primarily operate in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risks primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transaction relates. We are therefore subject to the risk of fluctuations in the exchange rate of U.S. dollars against Hong Kong dollars, Renminbi, Japanese yen and Euros. The value of U.S. dollars against Hong Kong dollars, Renminbi, Japanese yen and Euros fluctuates and is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars, U.S. dollars, Japanese yen or Euros in the future.

In addition, we will receive the proceeds from this offering in U.S. dollars. Should Renminbi appreciate against other currencies, the value of the proceeds from this offering and any future financings, which are to be converted from U.S. dollars or other currencies into Renminbi, would be reduced and might accordingly hinder our business development due to the reduced amount of funds raised. On the other hand, in the event of devaluation of Renminbi, the dividend payments of our company, which are to be paid in U.S. dollars after conversion of the distributable profit denominated in Renminbi, would be reduced. Hence, substantial fluctuation in the currency exchange rate of Renminbi may have a material adverse effect on our business, results of operations and financial condition and the value of your investment in the ADSs.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Haiwen & Partners, that the CSRC approval is not required in the context of this offering because (1) our WFOE was incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules; (2) there is no explicit provision in the M&A Rules clearly classifies the contractual arrangement among our WFOE, our VIE and our VIE’s shareholders as a type of acquisition transaction falling under the M&A Rules; and (3) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or direct or indirect control of an offshore entity established for the purpose of overseas investment or financing. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision- making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches.

These regulations may have a significant impact on our present and future structuring and investment. We intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how these regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest have complied with, and will in the future be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with these regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly-listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations relating to Employment and Social Welfare—Employee Stock Incentive Plan.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country or region of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC resident companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, and was amended in 2017. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to China taxable assets which includes equity investments in PRC resident enterprises, assets of Chinese establishment and immoveable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in de-listing of the ADSs.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comment in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this prospectus, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

The audit report included in this prospectus is prepared by an accounting firm that is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.

Our audit report included in this prospectus is prepared by an accounting firm that is not inspected by the PCAOB. Companies that are publicly traded in the United States must have its financial statements audited by an independent public accounting firm registered with the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections, which could cause investors in our ADSs to lose confidence in our audit procedures and the quality of our financial statements.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition and results of operations.

Although cross-border business may not be an area of our focus, a significant portion of our medication services involve imported medicines. Therefore, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

As we depend on parts and components from suppliers, some of which are overseas, tariffs by the PRC government or any other trade tensions may affect the costs of our products. Demand for our vehicles depends to a large extent on general, economic, political, and social conditions in China. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a negative impact on such general, economic, political, and social conditions and accordingly demands for our vehicles, adversely impacting our business, financial condition, and results of operations.

Risks Related to the ADSs and this Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have submitted an application to list the ADSs on the NASDAQ. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of the ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have indicated their interest in subscribing for an aggregate of US$115 million of the ADSs being offered in this offering, including (i) US$25 million from Alibaba Health (Hong Kong) Technology Company Limited, our existing shareholder, (ii) US$25 million from Lake Bleu Prime Healthcare Master Fund Limited, our existing shareholder, (iii) US$10 million from Aranda Investments Pte. Ltd., an entity indirectly wholly owned by Temasek Holdings (Private) Limited and affiliated with Esta Investments Pte. Ltd., our existing shareholder, (iv) US$25 million from UBS Asset Management (Hong Kong) Limited, (v) US$20 million from Hudson Bay Master Fund Ltd, and (vi) US$10 million from Sage Partners Master Fund. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Assuming an initial public offering price of US$18.50 per ADS, the midpoint of the estimated initial public offering price range, the number of ADSs to be purchased by these investors would be at least 6,216,216 ADSs, representing approximately 57.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Such subscriptions may reduce the available public float for the ADSs, which may consequently reduce the liquidity of the ADSs relative to what it would have been had these ADSs been subscribed by the public.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in the application of the proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The proceeds from this offering may be placed in investments that do not produce income or that lose value.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:

•	macro-economic factors in China;

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China- based issuers;

•	our major shareholders’ business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	political or trade tensions between the United States and China; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, based on an assumed initial public offering price of US$18.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADS for the purpose of withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon completion of this offering, Mr. Tianze Zhang will control a majority of our total voting power, and as such, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remained a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, such as the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the

Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), which has exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owners or holders of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our proposed dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which is conditional upon, and will become effective immediately prior to the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares represented by the ADSs in this offering. For more information, see “Description of Share Capital.”

Mr. Tianze Zhang, our Chief Executive Officer and director, will beneficially own all of our issued and outstanding Class B ordinary shares immediately following the completion of this offering. These Class B ordinary shares will constitute approximately 17.3% of our total issued and outstanding share capital and 67.6% of the aggregate voting power of our total issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

As a result of this dual-class share structure and the concentration of control, upon completion of this offering, Mr. Tianze Zhang will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 26.5% of our outstanding ordinary shares on an as-converted basis immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. It will also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to select a favorable judicial forum for disputes with us and our directors and officers.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. The deposit agreement also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in

New York County, New York) is the exclusive forum for the resolution of any complaint arising out of or relating to the deposit agreement, the ADSs or the transactions contemplated by the deposit agreement, including under the Securities Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain an anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain a provision to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, namely the provision that grants authority to our board of directors to establish and issue from time to time one or more series of preference shares without action by our shareholders and to determine, with respect to any series of preference shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance listing standards.

As a Cayman Islands exempted company listed on the NASDAQ, we are subject to corporate governance listing standards of NASDAQ. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NASDAQ that listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent that we choose to follow home country practice in the future as a result of our reliance on the “foreign private issuer” or the “controlled company” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The value of our goodwill may be determined, in part, by reference to the market price of the ADSs, which could be volatile. Therefore, because we hold, and will continue to hold after this offering, a substantial amount of cash, our risk of being or becoming a PFIC will increase if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements among us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer owns ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	general economic, political, demographic and business conditions globally and in China;

•	fluctuations in inflation and exchange rates in China;

•	our ability to implement our growth strategy;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in government regulation, especially in respect of RWD-driven solutions;

•	our hospital, patient and life sciences companies coverage;

•	other factors that may affect our business, financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$182.7 million, or approximately US$210.6 million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of US$18.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes:

•

Approximately 45% will be allocated to strengthen research and development capacities and technology infrastructures, and bring more oncologists, data scientists and other experienced professionals onboard;

•	Approximately 15% will be allocated to expand our patient care center network and service offerings, and other capital expenditure;

•	Approximately 25% will be allocated to pursue potential strategic investments and acquisitions; and

•	Approximately 15% will be allocated to other general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation—Regulations relating to Foreign Exchange Control—Regulations on Foreign Currency Exchange.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (1) the conversion of issued and outstanding 61,300,000 ordinary shares beneficially owned by Mr. Tianze Zhang, our chief executive officer and director, with a par value of RMB29,989 (equivalent to US$4,577) into Class B Ordinary Shares, and the conversion of issued and outstanding 34,666,387 ordinary shares, with a par value of RMB16,959 (equivalent to US$2,589) into Class A Ordinary Shares, in each case on a one-to-one basis; (2) the exercise of 4,474,141 Series C-2, 1,871,425 Series D warrants and 13,395,462 Series D+ options with a total carrying amount of RMB566,264,909 (equivalent to US$86,428,906) to issue 4,474,141 Series C-2, 1,871,425 Series D and 13,395,462 Series D+ preference shares; (3) the automatic conversion of all of our outstanding 22,058,825 Series A preference shares, 46,218,488 Series B preference shares, 2,899,160 Series C-1 preference shares, 35,398,512 Series C-2 preference shares, 51,217,945 Series D preference shares and 51,542,732 Series D+ preference shares, taking into the consideration of the exercise of Series C-2, Series D warrants and Series D+ options, with a total carrying amount of RMB2,961,693,237 (equivalent to US$452,042,680) into “Class A Ordinary Shares”, on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (1) the conversion of issued and outstanding 61,300,000 ordinary shares beneficially owned by Mr. Tianze Zhang, our chief executive officer and director, with a par value of RMB29,989 (equivalent to US$4,577) into Class B Ordinary Shares, and the conversion of issued and outstanding 34,666,387 ordinary shares, with a par value of RMB16,959 (equivalent to US$2,589) into Class A Ordinary Shares, in each case on a one-to-one basis; (2) the exercise of 4,474,141 Series C-2, 1,871,425 Series D warrants and 13,395,462 Series D+ options with a total carrying amount of RMB566,264,909 (equivalent to US$86,428,906) to issue 4,474,141 Series C-2, 1,871,425 Series D and 13,395,462 Series D+ preference shares; (3) the automatic conversion of all of our outstanding 22,058,825 Series A preference shares, 46,218,488 Series B preference shares, 2,899,160 Series C-1 preference shares, 35,398,512 Series C-2 preference shares, 51,217,945 Series D preference shares and 51,542,732 Series D+ preference shares, taking into the consideration of the exercise of Series C-2, Series D warrants and Series D+ options, with a total carrying amount of RMB2,961,693,237 (equivalent to US$452,042,680) into “Class A Ordinary Shares”, on a one-for-one basis immediately prior to the completion of this offering; and (4) the issuance and sale of 43,300,000 Class A Ordinary Shares represented by ADSs offered in this offering, and the receipt of approximately US$182,708,944 in estimated net proceeds, considering an offering price of US$18.50 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for shares and par value data)
Total mezzanine equity(1)	2,395,428	365,614	—	—	—	—

SHAREHOLDERS’ EQUITY / (DEFICIT)
Ordinary Shares (US$0.00008 par value, 415,664,338 shares authorized and 95,966,387 shares issued and outstanding on an actual basis, and 45,000,000 authorized, none issued and outstanding on a pro forma or a pro forma as adjusted basis)	47	7	—	—	—	—
Class A Ordinary Shares (US$0.00008 par value, none authorized, issued and outstanding on an actual basis, 500,000,000 shares authorized and 244,002,049 shares issued and outstanding on a pro forma basis; and 500,000,000 shares authorized, and 287,302,049 shares issued and outstanding on a pro forma as adjusted basis)	—	—	126	20	149	23
Class B Ordinary Shares (US$0.00008 par value, none authorized, issued and outstanding on an actual basis, 80,000,000 shares authorized and 61,300,000 shares issued and outstanding on a pro forma basis; and 80,000,000 shares authorized and 61,300,000 shares issued and outstanding on a pro forma as adjusted basis)	—	—	30	5	30	5
Additional paid-in capital	—	—	2,961,584	452,026	4,158,633	634,733
Accumulated other comprehensive income	55,765	8,511	55,765	8,511	55,765	8,511
Accumulated deficit	(2,089,815)	(318,968)	(2,089,815)	(318,968)	(2,089,815)	(318,968)
Nonredeemable noncontrolling interests	(14,901)	(2,274)	(14,901)	(2,274)	(14,901)	(2,274)

Total shareholders’ equity / (deficit)	(2,048,904)	(312,724)	912,789	139,320	2,109,861	322,030

Total mezzanine equity and shareholders’ equity / (deficit)	346,524	52,890	912,789	139,320	2,109,861	322,030

Note:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total LinkDoc Technology Limited’s shareholders’ equity / (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2021 was US$0.46 per ordinary share and US$1.86 per ADS. Net tangible book value per ordinary share represents the amount of our total consolidated assets, excluding intangible assets and goodwill, minus the amount of total consolidated liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2021, other than to give effect to (our issuance and sale of 10,825,000 assuming the underwriters do not exercise their option to purchase additional ADSs offered in this offering at an initial public offering price of US$18.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately US$227.3 million, or US$0.65 per ordinary share and US$2.61 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$3.97 per ordinary share, or US$15.89 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at the initial public offering price per ordinary share is US$4.625 and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$	4.625
Net tangible book value per ordinary share as of March 31, 2021	US$	0.46
Pro forma net tangible book value per ordinary share after giving effect to (1) the automatic conversion of all of our outstanding 189,594,634 preference shares into ordinary shares, on a one-for-one basis immediately prior to the completion of this offering and (2) the exercise of series C-2 and series D warrants and series D+ option as well as the issuance and then conversion of our series C-2, series D and series D+ preference shares	US$	0.15
Pro forma net tangible book value per ordinary share as adjusted to give effect to (1) the automatic conversion of all of our outstanding 189,594,634 preference shares into ordinary shares, on a one-for-one basis immediately prior to the completion of this offering; (2) the exercise of series C-2 and series D warrants and series D+ option as well as the issuance and then conversion of our series C-2, series D and series D+ preference shares and (3) this offering	US$	0.65
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	3.97
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	15.89

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of March 31, 2021, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$18.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders	305,302,049	87.6%	327,851	62.1%	1.074	4.30
New investors	43,300,000	12.4%	200,263	37.9%	4.625	18.50
Total	348,602,049	100%	528,113	100%

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase a total of 34,637,734 ordinary shares are outstanding under the 2015 Global Share Plan, and there are a total of 32,590,712 ordinary shares authorized for future grants under the 2015 Global Share Plan and the 2021 Global Share Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

We have been advised by Haiwen & Partners, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws, or entertain original actions brought in each respective jurisdiction against us or these persons predicated upon the securities laws of the United States or any state in the United States. Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or Class A ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We commenced our operations in December 2014 through LinkDoc Technology (Beijing) Co., Ltd., or LinkDoc Beijing.

In December 2014, LinkDoc Technology Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In December 2014, LinkDoc Technology HK Limited, currently a wholly-owned subsidiary of LinkDoc Technology Limited, was incorporated under the laws of Hong Kong.

In February 2015, LinkDoc Information Technology (Beijing) Co., Ltd., or LinkDoc Information, was incorporated in the PRC. LinkDoc Information is currently a wholly-owned subsidiary of LinkDoc Technology HK Limited.

LinkDoc Information and LinkDoc Technology Limited have entered into a series of contractual arrangements, as amended and restated, with LinkDoc Beijing and its shareholders, through which we obtained control over LinkDoc Beijing and its subsidiaries. As a result, we are regarded as the primary beneficiary of LinkDoc Beijing and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to LinkDoc Information as our wholly foreign owned entity, or WFOE, and to LinkDoc Beijing as our variable interest entity, or VIE, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements With Our VIE And Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

Recent Financing Transactions

On February 10, 2021, the Company entered into a shares purchase agreement with the Series D+ investors, pursuant to which a total of 21,669,131 shares of Series D+ Redeemable Convertible Preference shares were to be issued for an aggregated cash consideration of US$59.3 million (equivalent to RMB383.8 million).

On February 10, 2021, the Company, together with three of its founders, also entered into a share sale and purchase agreement with the Series D+ investor, pursuant to which a total of 4,658,613 shares of ordinary shares held by the founders shall be reclassified and re-designated by the Company as Series D+ Redeemable Convertible Preference shares and were to be issued to the Purchaser for an aggregated cash consideration of US$11.8 million (equivalent to RMB76.5 million).

The rights, preferences and privileges of the additional Series D+ Redeemable Convertible Preference shares to the investor are the same as the other holders of the Series D+ Redeemable Convertible Preference shares.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering:

Notes:
(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital— Ordinary Shares.”

(3)

Shareholders of LinkDoc Technology (Beijing) Co., Ltd. are Tianze Zhang (our director and CEO), Liping Li (our Executive Vice President), Ligang Luo (our COO), and Peng Tang (our former co-founder), each holding approximately 74.5%, 12.4%, 10.0% and 3.1%, respectively, of equity interests in LinkDoc Technology (Beijing) Co., Ltd. Tianze Zhang, Liping Li and Ligang Luo each holds approximately 19.7%，3.5% and 2.9%, respectively, of our equity interests immediately prior to the completion of this offering.

(4)	We own an additional 7.2% equity interests in LinkDoc Biotechnology (Tianjin) Limited through other subsidiaries in our Group.
(5)

Yanan Wang (our employee), Longhai Yu, Guang Mei, Yingheng Wang, Zhixiong An hold 19.0%, 5.4%, 2.7%, 1.4% and 1.4%, respectively, of the equity interest in Beijing Hope Pharmaceutical Technology Co., Ltd.

Contractual Arrangements with Our VIE and its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet information services and other value-added telecommunication business. We are a company registered in the Cayman Islands. Our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through LinkDoc Beijing, our VIE in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIE and consolidate its operating results in our financial statements under the U.S. GAAP.

In the opinion of Haiwen & Partners, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, if the PRC government finds that the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among LinkDoc Technology Limited, LinkDoc Information, LinkDoc Beijing and the shareholders of LinkDoc Beijing. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Equity pledge agreement

LinkDoc Information, LinkDoc Beijing and each of its shareholders entered into an equity pledge agreement, each originally dated February 27, 2015 and amended on April 2, 2021. Under such equity pledge agreements, each of the shareholders of LinkDoc Beijing pledged his or her respective equity interest in LinkDoc Beijing to LinkDoc Information to secure his or her obligations and LinkDoc Beijing’s obligations under the applicable exclusive consulting and service agreement, exclusive purchase option agreement, and voting rights proxy agreement. Each of the shareholders of LinkDoc Beijing further agreed to not transfer or pledge his or her respective equity interest in LinkDoc Beijing without the prior written consent of LinkDoc Information. The equity pledge agreement will remain binding until the respective pledger, the shareholders of LinkDoc Beijing, as the case may be, discharges all his or her obligations and pays all his or her indebtedness under the above-mentioned agreements. As the date of this prospectus, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement entered into by LinkDoc Information, LinkDoc Beijing and each of its shareholders originally dated February 27, 2015 and amended on April 2, 2021, which included LinkDoc Technology Limited as a party to the agreement, each of the shareholders of LinkDoc Beijing granted LinkDoc Technology Limited and LinkDoc Information an option to purchase all or a portion of his or her respective equity interest in LinkDoc Beijing at a price equal to the higher of RMB1.0 and the minimum amount of consideration permitted by PRC law. In addition, under the exclusive purchase option agreement, each of the shareholders of LinkDoc Beijing has granted LinkDoc Technology Limited and LinkDoc Information an option to purchase all or a portion of the assets held by LinkDoc Beijing or its subsidiaries at the minimum amount of consideration permitted by PRC law. Each of the shareholders of LinkDoc Beijing agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or material assets of LinkDoc Beijing without the prior written consent of LinkDoc Technology Limited and LinkDoc Information. The exclusive purchase option agreement shall remain in effect until all of the equity interests in LinkDoc Beijing have been acquired by LinkDoc Information or any parties LinkDoc Technology Limited and LinkDoc Information designated.

Exclusive Consulting and Service Agreement

Under this exclusive consulting and service agreement dated February 27, 2015 and amended on April 2, 2021, LinkDoc Information is appointed as the exclusive service provider for the provision of business support, technology, consulting services and other services requested by LinkDoc Beijing from time to time to the extent permitted under PRC law to LinkDoc Beijing.

Unless a written consent is given by LinkDoc Information, LinkDoc Beijing is not allowed to engage a third party to provide such services, while LinkDoc Information is able to designate another party to render such services to LinkDoc Beijing. LinkDoc Beijing shall pay LinkDoc Information on a quarterly basis a service fee, which shall equal to total amount of the quarterly net profits after deduction of statutory reserve of LinkDoc Beijing and its subsidiaries, and LinkDoc Information has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to LinkDoc Beijing. LinkDoc Information owns the exclusive intellectual property rights, whether created by LinkDoc Information or LinkDoc Beijing, as a result of the performance of the Exclusive Consulting and Service Agreement. The Exclusive Consulting and Service Agreement is valid unless terminated by LinkDoc Information.

Voting rights proxy agreement

Pursuant to a voting rights proxy agreement entered into by LinkDoc Information, LinkDoc Beijing and each of its shareholders on February 27, 2015 and amended on April 2, 2021, which included LinkDoc Technology Limited as a party to the agreement, each of the shareholders of LinkDoc Beijing irrevocably appointed LinkDoc Information and LinkDoc Technology Limited as their exclusive agent and attorney to act on their behalf on all shareholder matters of LinkDoc Beijing and exercise all rights as shareholders of LinkDoc Beijing. This voting rights proxy agreement shall remain valid unless terminated by LinkDoc Information or LinkDoc Technology Limited.

Spousal Consents

Each of the spouse of the shareholders of LinkDoc Beijing has signed a spousal consent. Under each of the spousal consent, the signing spouse undertook not to make any assertions in connection with the equity interests in LinkDoc Beijing held by his or her spouse. Moreover, each spouse agreed that the disposition of the equity interest in LinkDoc Beijing which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreement, exclusive consulting and service agreement, exclusive purchase option agreement and voting rights proxy agreement, as amended from time to time. In addition, in the event that any of them obtains any equity interest in LinkDoc Beijing held by their respective spouses for any reason, such spouse agreed to be bound by similar obligations and agreed to enter into similar contractual arrangements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the three months ended March 31, 2020 and 2021, the selected consolidated balance sheet data as of March 31, 2021 and selected consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected consolidated statements of operations data
Revenues	498,995	100.0	941,603	143,717	100.0	158,548	100.0	223,225	34,071	100.0
Cost of revenues	(438,303)	(87.8)	(864,420)	(131,936)	(91.8)	(144,649)	(91.2)	(209,957)	(32,046)	(94.1)
Selling and marketing expenses	(137,609)	(27.6)	(124,412)	(18,989)	(13.2)	(23,921)	(15.1)	(36,983)	(5,645)	(16.6)
General and administrative expenses	(154,280)	(30.9)	(125,598)	(19,170)	(13.3)	(26,863)	(16.9)	(43,591)	(6,653)	(19.5)
Research and development expenses	(180,662)	(36.2)	(86,924)	(13,267)	(9.2)	(23,034)	(14.5)	(23,205)	(3,542)	(10.4)
Loss on disposal of subsidiaries	(1,024)	(0.2)	—	—	—	—	—	—	—	—
Government grants	5,012	1.0	8,773	1,339	0.9	834	0.5	294	45	0.1

Operating loss	(407,872)	(81.7)	(250,977)	(38,307)	(26.7)	(59,084)	(37.3)	(90,216)	(13,770)	(40.4)
Interest expenses	(10,323)	(2.1)	(12,223)	(1,866)	(1.3)	(2,810)	(1.8)	(1,192)	(182)	(0.5)
Interest income	9,044	1.8	2,011	307	0.2	617	0.4	1,113	170	0.5
Change in fair value of financial liabilities	(22,156)	(4.4)	(229,114)	(34,970)	(24.3)	(3,430)	(2.2)	(46,547)	(7,104)	(20.9)
Investment income	1,681	0.3	1,897	290	0.2	155	0.1	27	4	0.0

Loss before income taxes	(429,628)	(86.1)	(488,407)	(74,545)	(51.9)	(64,554)	(40.7)	(136,815)	(20,882)	(61.3)
Income tax (expense) / benefit	(4,446)	(0.9)	(372)	(57)	—	405	0.3	(1,643)	(251)	(0.7)

Net loss	(434,074)	(87.0)	(488,779)	(74,602)	(51.9)	(64,149)	(40.5)	(138,458)	(21,133)	(62.0)

Less: Net income / (loss) attributable to redeemable noncontrolling interests	2,651	0.5	(926)	(141)	(0.1)	(219)	(0.1)	—	—	—
Less: Net loss attributable to nonredeemable noncontrolling interests	(12,941)	(2.6)	(11,914)	(1,818)	(1.3)	(2,331)	(1.5)	(3,103)	(474)	(1.4)

Net loss attributable to LinkDoc Technology Limited	(423,784)	(84.9)	(475,939)	(72,642)	(50.5)	(61,600)	(38.9)	(135,355)	(20,659)	(60.6)

Deemed dividend to Series D+ Redeemable Convertible Preference Shares Holders	—	—	(65,599)	(10,012)	(7.0)	—	—	—	—	—
Accretion of redeemable convertible preference shares	(129,038)	(25.9)	(149,406)	(22,804)	(15.9)	(34,884)	(22.0)	(46,563)	(7,107)	(20.9)

Net loss attributable to ordinary shareholders	(552,822)	(110.8)	(690,944)	(105,459)	(73.4)	(96,484)	(60.9)	(181,918)	(27,766)	(81.5)
Loss per ordinary share

—Basic and diluted	(5.32)		(6.59)	(1.01)		(0.92)		(1.76)	(0.27)
Weighted average number of shares outstanding used in computing loss per ordinary share:
—Basic and diluted	103,971,865		104,897,967	104,897,967		104,888,420		103,271,404	103,271,404

The following table presents our selected consolidated balance sheet data as of December 31, 2019 and 2020, and March 31, 2021.

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	301,556	618,347	94,378	824,108	125,783
Accounts receivable, net	32,373	30,468	4,650	37,860	5,779
Total current assets	523,289	770,073	117,536	1,027,316	156,799
Total assets	617,115	853,769	130,311	1,110,128	169,439
Total current liabilities	128,998	746,960	114,008	747,455	114,084
Total liabilities	256,585	762,724	116,414	763,603	116,549
Total mezzanine equity	1,651,940	1,870,365	285,474	2,395,428	365,614
Total shareholders’ deficit	(1,291,411)	(1,779,320)	(271,577)	(2,048,904)	(312,724)
Total liabilities, mezzanine equity and shareholder’s deficit	617,115	853,769	130,311	1,110,128	169,439

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(379,560)	(185,105)	(28,253)	(70,614)	(127,891)	(19,520)
Net cash provided by / (used in) investing activities	529,051	61,407	9,373	39,337	(53,219)	(8,123)
Net cash provided by / (used in) financing activities	1,340	439,792	67,125	(900)	383,383	58,516

Effect of foreign currency exchange rate changes on cash and cash equivalents	863	(7,243)	(1,106)	132	3,495	533

Net increase / (decrease) in cash, cash equivalents and restricted cash	151,693	308,850	47,140	(32,045)	205,768	31,406
Cash, cash equivalents and restricted cash at beginning of the year / period	163,864	315,556	48,163	315,556	624,407	95,303

Cash, cash equivalents and restricted cash at the end of the year / period	315,556	624,407	95,303	283,511	830,174	126,709

Non-GAAP Financial Measure

In evaluating our business, we consider and use the non-GAAP measure of adjusted net loss, as supplemental measure to review and assess our operating performance. We believe that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which our management considers to be indicative of our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation, change in fair value of financial liabilities and interest expenses related to long-term debts. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affects our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted net loss for the years ended December 31, 2019 and 2020, and for the three months ended March 31, 2020 and 2021, to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are net loss:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2020	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(434,074)	(488,779)	(74,602)	(64,149)	(138,458)	(21,133)
Adjustments:
Share-based compensation expenses	12,681	14,565	2,223	1,867	10,320	1,575
Change in fair value of financial liabilities	22,156	229,114	34,970	3,430	46,547	7,104
Interest expenses related to long-term debts	9,922	12,220	1,865	2,807	1,192	182

Adjusted net loss	(389,315)	(232,880)	(35,544)	(56,045)	(80,399)	(12,272)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading data-driven and AI-enabled healthcare technology company in terms of first-mover in cultivating high-quality medical data assets with the largest set of China oncology cohorts, according to Frost & Sullivan. We have successfully built China’s largest data-driven digital infrastructure for precision medicine, according to Frost & Sullivan, which consists of LinkCare, a digital continuous care platform for patients with critical diseases, LinkData, an AI-enabled curation system for longitudinal medical data, and LinkSolutions, a data-driven precision life sciences solution platform that helps life sciences companies accelerate clinical research and real-world adoption. These three subsystems interact with each other to form an innovative data-driven digital infrastructure for personalized care and precision medicine with powerful flywheel effects.

We derive our revenue from LinkCare and LinkSolutions. LinkCare is a patient-centric digital continuous care platform for patients with critical diseases. Based on this platform, we provide continuous patient care solutions, patient management as a service and AI diagnosis and treatment services. The continuous patient care solutions currently generate the largest proportion of our revenue. We generate revenue primarily through the sale of innovative medications, auxiliary medications and nutrition medications through our patient care centers, and providing infusion or injection services and other ancillary services to patients. The patient management as a service increases patient adherence, which not only improves patients’ treatment outcomes but also helps life sciences companies grow sales. Thus we monetize patient management as a service through charging service fees based on service contracts with life sciences companies and medical associations. We monetize our AI diagnosis and treatment services through charging system and service fees for our proprietary real-world data driven decision support system and on-premise solutions based on service contracts with hospitals. We intend to diversify our monetization model by providing more value-added services to patients, such as digital therapeutics and post-treatment patient care packages, while expect that continuous patient care solutions will remain our major monetization method considering the patients’ current healthcare spending structure in China.

LinkSolutions is primarily related to drug development and commercialization for life sciences companies. We provide LinkSolutions to life sciences companies in the form of real-world study services, data insights and clinical trial matching. We generate revenue from real-world study services by charging service fees for integrated clinical research services, including clinical trials research and management services, data collection and verification, on-site monitoring, safeguarding data quality and integrity, clinical data management and reporting services based on contracts with life sciences companies and hospitals. We generate revenue from data insights by charging fees either for customized research reports or access to our proprietary data analysis platform based on service contracts with life sciences companies. We generate revenue from clinical trial matching services by charging service fees for matching qualified candidates for enrollment in clinical trials based on recruitment contracts with life sciences companies. We intend to diversify our monetization model by supporting more real-word evidence application scenarios, by strengthening our data analytical capability, continuously optimizing our technology platform and deepening our relationships with life sciences companies and hospitals.

LinkData is our core technology platform and R&D engine instead of monetization channel. We utilize its technology and monetize through LinkSolutions Platform and LinkCare Platform.

We experienced rapid growth in recent years. Our total revenues increased from RMB499.0 million in 2019 to RMB941.6 million (US$143.7 million) in 2020. Our total revenues increased from RMB158.5 million in the three months ended March 31, 2020 to RMB223.2 million (US$34.1 million) in the three months ended March 31, 2021. The number of hospitals we partnered increased from 197 in 2019 to 307 in 2020, and further to 333 in the first quarter of 2021. The number of paying patients on our LinkCare Platform increased from approximately 37,300 in 2019 to approximately 54,900 in 2020, and increased from approximately 14,200 in the first quarter of 2020 to approximately 20,100 in the first quarter of 2021. The number of our life sciences company customers increased from 118 in 2019 to 176 in 2020. In the first quarter of 2021, we had 169 life sciences company customers.

Impact of COVID-19 on Our Operations

Since early 2020, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdowns, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide.

The COVID-19 pandemic has caused temporary disruption to our business operations during the first quarter of 2020. In the first quarter of 2020, COVID-19 containment measures began to be widely introduced across China and restricted the conduct of part of our business. Our clinical trial matching services for oncology clinical trials which usually require multiple hospital visits were negatively affected by the lock-down measures, with a revenue decrease of 14.9% from RMB76.6 million in 2019 to RMB65.1 million in 2020. However, as our business operations have fully recovered from the COVID-19 pandemic, our revenue generated from the clinical trial matching services increased by 108.1% from RMB10.7 million in the first quarter of 2020 to RMB22.2 million in the first quarter of 2021. Our overall business operation was largely unaffected by the COVID-19 pandemic. Our selling and marketing expenses decreased by 9.6% from RMB137.6 million in 2019 to RMB124.4 million in 2020 due to the COVID-19 pandemic’s impact on offline marketing activities. Our general and administrative expenses decreased by 18.6% from RMB154.3 million in 2019 to RMB125.6 million in 2020, mainly due to government relief of social securities given the COVID-19 pandemic. As of March 31, 2021, we had cash and cash equivalents of RMB824.1 million (US$125.8 million). We believe this level of liquidity is sufficient to meet our current and anticipated needs for general corporate purposes for the next 12 months.

There remains significant uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. See “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations. In particular, the COVID- 19 outbreak in China and worldwide has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition.”

Key Factors Affecting Our Results of Operations

We believe there are several important factors that have impacted and that we expect will continue to impact our operating performance and results of operations, including:

•	Our hospital coverage and patients’ access to medical resources on our platform;

•	Market penetration into life sciences companies;

•	Favorable policy tailwind for real-world evidence applications;

•	Constantly improving the capability of data curation; and

•	Optimizing the financial performance with LinkDoc flywheel.

Our hospital coverage and patients’ access to medical resources on our platform

We believe there are promising opportunities for growth as hospitals and physicians seek better ways to manage their patients after they are discharged from hospitals and patients with critical diseases seek better access to medical resources along their patient journey. We believe our ability to enroll new patients onto our LinkCare Platform through partnering with more hospitals and deepening our cooperation with existing hospitals is a key indicator of our future revenue potential. Another key indicator is our ability to capture higher patient value through providing diversified and tailor-made patient management solutions and helping them better manage the diseases and improve health condition as well as life quality, especially in oncology. The number of hospitals we partnered or served with increased from 197 in 2019 to 307 in 2020, and further to 333 as of March 31, 2021, out of which 125 in 2019, 174 in 2020, and 191 as of March 31, 2021 were Class IIIA hospital. As of the date of this prospectus, we have established the largest online oncology physician and patient engagement community in China.

Capitalizing on the trend that cancers are gradually managed as chronic conditions and more and more innovative prescription drugs are delivered outside of hospitals in China, we substantially grow our continuous patient care solution, the revenue of which grew from RMB376.1 million in 2019 to RMB806.0 million in 2020, and from RMB138.3 million for the first quarter in 2020 to RMB179.4 million for the first quarter in 2021. We have been successful in engaging patients. The number of paying patients on our LinkCare Platform increased from approximately 37,300 in 2019 to approximately 54,900 in 2020, and increased from approximately 14,200 in the first quarter of 2020 to approximately 20,100 in the first quarter of 2021. We have also been successful in increasing patients’ stickiness to our platform, including demand for our products and services. Our average revenue generated per patient also increased from approximately RMB9,500 in 2019 to approximately RMB13,900 in 2020, and increased from approximately 8,700 in the first quarter of 2020 to approximately RMB8,800 in the first quarter of 2021. Our patient care centers provide high-quality delivery of our medication services, including drug sales, drug delivery, and infusion and injection services. We plan to establish more patient care centers going forward according to our overall patients growth and demand, which is a key driver for our future revenue growth.

Market penetration into life sciences companies

We believe our historical and future growth is also driven by our ability to maintain and deepen our relationships with leading life sciences companies by diversifying the service offerings and solutions to existing clients, increasing current clients’ stickiness and repeat purchase and expanding our offerings to a broader client base. Currently, top life sciences companies are quickly adapting to the big data transformation in the healthcare industry and increasing their spending allocation on big data solutions. We select our key account, or KA, mainly based on assessment of the growth potential for long-term needs of our services. Our KA criteria include top 20 global or domestic life sciences companies in 2020, listed life sciences companies in Hong Kong as of 2020 and key medical associations, and currently comprise the substantial portion of our LinkSolutions revenue. We believe these KA demands for big data solutions are recurring and complex, and thus will grow in both volume and types. In the meantime, the pool of our KA also expands alongside with increasing number of listed biotech companies. The number of our KA customers increased from 34 in 2019 to 36 in 2020. The increase was the combined effect of the addition of six new KA customers as we began to provide services to them, offset by the deduction of four KA customers due to reduced demand for our services resulting from changes in their R&D pipelines. In the first quarter of 2021, we had 33 KA customers and are in the process of negotiating or entering new services agreements with a few KA customers for which we have completed projects recently. The average revenue contribution per KA customer was approximately RMB0.8 million in the first quarter of 2021.

In the meantime, more and more life sciences companies are also beginning to embrace the big data transformation. The number of our life sciences company customers increased from 118 in 2019 to 176 as in 2020. In the first quarter of 2021, we had 169 life sciences company customers and are in the process of negotiating or entering new services agreements with a few life sciences companies for which we have completed projects recently. We believe that we will have more life science customers contributing more revenue in the foreseeable future.

Expanding our client base, especially our KA customers, will continuously drive our growth. We believe there is substantial opportunity to further grow our customer base through our continuous sales and marketing effort.

Favorable policy tailwind for real-world evidence applications

We believe the growth of our RWS service is a key driver of our revenue potential. The market size of real-world study services for life sciences companies and healthcare providers in China is expected to grow at a CAGR of 60.1% from US$41.7 million in 2019 and reach US$7,390.9 million in 2030. Such a growth is driven by the tailwind of supportive government policies released, growth in applications of real-world evidence, and enhanced market acceptance. For example, in 2020, CDE issued the first guidance on real-world data used for real-world evidence generation. We believe this positive regulatory attitude will accelerate the adoption of innovative drugs such as indication expansion and new drugs approval, which in turn benefits our growth. As a leader of real-world evidence services in China, the number of our real-world study service projects being performed as of March 31, 2021 is 203. We had the largest real-world study service revenue in China in 2020, accounting for a market share of over 10%. We believe we are well positioned to capture the opportunities brought by the favorable policy tailwind for real-world evidence applications to increase our market shares.

However, the overall development and use of real-world evidence is still at an early stage. It is still uncertain whether real-world evidence applications can achieve widespread regulatory and market acceptance. Any material adverse changes in the regulatory landscape in respect of real-world evidence applications may impact our financial and operational performance. See “Risk Factors—Risks Related to Our Business Approach—There can be no assurance that precision life sciences solutions offered by LinkSolutions would obtain regulatory and market acceptance in the future.”

Constantly improving the capability of data curation

Significant investments in data curation have enhanced our capabilities to provide smarter personalized patient management and precision life sciences solutions. Those high-value solutions in turn fueled our revenue growth with significant competitive strength. Meanwhile, upgrading the technology infrastructure also enhances our operational efficiency, which helps reduce the labor-intensive human resource expenses and our operating expenses.

Our research and development expenses were RMB180.7 million in 2019 and RMB86.9 million in 2020, and RMB23.0 million in the first quarter in 2020 to RMB23.2 million in the first quarter in 2021. The higher expenses in 2019 were due to our significant initial investments in technology and infrastructure for improving data curation capabilities. In 2019, we trained our DRESS engine and Fellow-X system with a huge amount of resources and enhanced the AI capabilities. We also significantly improved our data analytical efficiency and reduced labor cost for processing medical records. In 2020 and the first quarter in 2021, our research and development expenses returned to a normal level. Going forward, we will continue to invest in improving our data curation capabilities, which in turn improves our operating efficiency. Our investments in research and development may be at times expensive, subjected to our development strategy, or take longer to develop than we expect and may not result in operational efficiencies. See “Risk Factors—Risks Related to Our Industry and Business Generally—We invest significantly in research and development, and we may not be able to recoup the investments we make, which in turn could adversely impact our financial condition and results of operations.”

Optimizing financial performance with LinkDoc flywheel

The combination of our different business offerings, including LinkCare, LinkData and LinkSolutions, leads to a strong flywheel effect. As LinkCare Platform serves more patients and physicians, we accumulate more unique real-world data. On one hand, as we process more real-world data through LinkData, its underlying AI Engine self-reinforces and becomes more intelligent over time, which in turn drives the continuous improvement of the LinkCare Platform and future development of novel digital therapeutics. On the other hand, as more unique real-world data leads to more patient cohorts established through LinkData, we can develop more new use cases for LinkSolutions. As more life sciences companies use LinkSolutions for their clinical research and commercial adoption, we can develop both stronger data curation capabilities for LinkData and serve more patients and physicians on the LinkCare Platform. This virtuous cycle fuels our growth, strengthens our relationship with key industry stakeholders, and, as a result, solidifies our leadership position.

We believe the LinkDoc flywheel will allow us to benefit more from substantial economies of scale. The infrastructure cost associated with our operations does not increase at the same pace as our revenue growth, driven by the flywheel effect, because a significant portion of our infrastructure cost was incurred when we initially set up our data infrastructure, and we do not require a proportional increase in the size of our workforce to support our growth. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency.

Key Components of Results of Operations

Revenue

We derive our revenue from (i) LinkCare and (ii) LinkSolutions.

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LinkCare. LinkCare revenue is generated from our continuous patient care solution, patient management as a service and AI diagnosis and treatment. For the continuous patient care solution, we mainly provide medicines, healthcare products, other wellness merchandise, infusion or injection services and other ancillary services to patients. To a lesser extent we also utilize our medicine distribution capabilities that we established to fulfill both internal and external needs to sell medicines to pharmacy and distributor customers. For patient management as a service, we provide personalized follow-up care through our call center and online channels, and other personalized patient management services through service contracts with life sciences companies and medical associations. For AI diagnosis and treatment services, we provide our Hubble solutions through service contracts with hospitals. We expect our revenue from LinkCare to increase as a result of our increased brand awareness, further penetration into the market, broader geographic coverage of our patient care centers and more adoptions of our patient management platform.

•

LinkSolutions. LinkSolutions revenue is mainly generated from real-world study services, data insights services and clinical trial matching services. For real-world study services, we provide customized clinical trial and evidence-based assistance through contracts with life sciences companies and hospitals. For data insights, we either provide research reports or a data analysis platform to life sciences companies. For clinical trial matching, we generally enter into recruitment contracts with life sciences companies to provide qualified candidates for clinical trials. We expect our revenue from LinkSolutions to increase primarily driven by strengthening data analytical capability and continuously optimizing the technology platform, deepen our relationships with hospitals and life sciences companies.

Cost of revenues

Our cost of revenue mainly consists of (i) the purchase cost of products, (ii) employee costs, (iii) reimbursable out-of-pocket costs such as investigator fees, and (iv) expenses associated with the use of facilities and equipment by these employees. Our cost of products does not include other direct costs related to cost of product sales such as outbound shipping and handling expense, rental and depreciation expenses of patient care centers. Therefore, our cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

Operating Expenses

Employee expenses were the largest component of our operating expenses in 2019 and 2020 and for the three months ended March 31, 2021, amounting to RMB320.0 million and RMB196.1 million (US$29.9 million) in 2019 and 2020, and RMB47.4 million and RMB60.1 million (US$9.2 million) for the three months ended March 31, 2020 and 2021, respectively. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenue, for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	137,609	27.6	124,412	18,989	13.2	23,921	15.1	36,983	5,645	16.6
General and administrative expenses	154,280	30.9	125,598	19,170	13.3	26,863	16.9	43,591	6,653	19.5
Research and development expenses	180,662	36.2	86,924	13,267	9.2	23,034	14.5	23,205	3,542	10.4

Total operating expenses	472,551	94.7	336,934	51,426	35.8	73,817	46.6	103,778	15,840	46.5

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses for employees involved in selling and marketing activities and promotion expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of expenses for employees involved in general corporate functions, professional fees, conference and traveling expenses and other general corporate expenses.

Research and development expenses. Our research and development expenses mainly consist of expenses for employees involved in researching and developing new technologies, and in designing, developing and maintaining technology system, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains arising from the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company are not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an antifragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

Our subsidiaries incorporated in China and our VIEs are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income

Tax Law, or the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate from 3% to 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC laws. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 14, 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	498,995	100.0	941,603	143,717	100.0	158,548	100.0	223,225	34,071	100.0
Cost of revenues	(438,303)	(87.8)	(864,420)	(131,936)	(91.8)	(144,649)	(91.2)	(209,957)	(32,046)	(94.1)
Selling and marketing expenses	(137,609)	(27.6)	(124,412)	(18,989)	(13.2)	(23,921)	(15.1)	(36,983)	(5,645)	(16.6)
General and administrative expenses	(154,280)	(30.9)	(125,598)	(19,170)	(13.3)	(26,863)	(16.9)	(43,591)	(6,653)	(19.5)
Research and development expenses	(180,662)	(36.2)	(86,924)	(13,267)	(9.2)	(23,034)	(14.5)	(23,205)	(3,542)	(10.4)
Loss on disposal of subsidiaries	(1,024)	(0.2)	—	—	—	—	—	—	—	—
Government grants	5,012	1.0	8,773	1,339	0.9	834	0.5	294	45	0.1

Operating loss	(407,872)	(81.7)	(250,977)	(38,307)	(26.7)	(59,084)	(37.3)	(90,216)	(13,770)	(40.4)
Interest expenses	(10,323)	(2.1)	(12,223)	(1,866)	(1.3)	(2,810)	(1.8)	(1,192)	(182)	(0.5)
Interest income	9,044	1.8	2,011	307	0.2	617	0.4	1,113	170	0.5
Change in fair value of financial liabilities	(22,156)	(4.4)	(229,114)	(34,970)	(24.3)	(3,430)	(2.2)	(46,547)	(7,104)	(20.9)
Investment income	1,681	0.3	1,897	290	0.2	155	0.1	27	4	0.0

Loss before income taxes	(429,628)	(86.1)	(488,407)	(74,545)	(51.9)	(64,554)	(40.7)	(136,815)	(20,882)	(61.3)

Income tax (expense) / benefit	(4,446)	(0.9)	(372)	(57)	(0.0)	405	0.3	(1,643)	(251)	(0.7)

Net loss	(434,074)	(87.0)	(488,779)	(74,602)	(51.9)	(64,149)	(40.5)	(138,458)	(21,133)	(62.0)

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Revenue

We derive our revenues from (i) LinkCare; and (ii) LinkSolutions.

The following table sets forth the components of our revenue, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Three Months Ended March 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
LinkCare	140,058	88.3	187,412	28,605	84.0
LinkSolutions	18,490	11.7	35,813	5,466	16.0

Total revenue	158,548	100.0	223,225	34,071	100.0

Our revenues increased by 40.8% from RMB158.5 million for the three months ended March 31, 2020 to RMB223.2 million (US$34.1 million) for the three months ended March 31, 2021.

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LinkCare. LinkCare revenue is generated from our continuous patient care solution, AI diagnosis and treatment, and patient management as a service. Our revenue generated from the continuous patient care solution increased by 29.7% from RMB138.3 million for the three months ended March 31, 2020 to RMB179.4 million (US$27.4 million) for the three months ended March 31, 2021. The increase was mainly due to the combined effect of (i) the growing volume of paying patients from approximately

14,200 for the three months ended March 31, 2020 to approximately 20,100 for the three months ended March 31, 2021, attributable to our wider varieties of medication offerings capable of serving patients with more diverse needs and improved service quality from deeper operation experiences, and, to a lesser extent, increased numbers of patient care centers from 30 as of December 31, 2019 to 34 as of March 31, 2021, (ii) a slight increase in per paying patients payment from approximately RMB8,700 for the three months ended March 31, 2020 to approximately RMB8,800 for the three months ended March 31, 2021, and (iii) a decrease in our medicine sales to external pharmacy and distributor customers in the three months ended March 31, 2021 as we prioritized using our medicine distribution capabilities to fulfill our internal needs. Our revenue generated from AI diagnosis and treatment services increased by 6.5% from RMB0.9 million for the three months ended March 31, 2020 to RMB1.0 million (US$0.1 million) for the three months ended March 31, 2021. The increase was mainly driven by an increase in the pricing of our AI diagnosis and treatment services and the application of our AI diagnosis and treatment services to more hospitals for the three months ended March 31, 2021. Our revenue generated from patient management as a service increased by 761.3% from RMB0.8 million for the three months ended March 31, 2020 to RMB7.1 million (US$1.1 million) for the three months ended March 31, 2021. The increase was mainly driven by the growth in the number and value of the service contracts we entered into with life sciences companies and medical associations.

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LinkSolutions. LinkSolutions revenue is mainly generated from real-world study services, clinical trial matching services and data insights services. Our revenue generated from LinkSolutions increased by 93.7% from RMB18.5 million for the three months ended March 31, 2020 to RMB35.8 million (US$5.5 million) for the three months ended March 31, 2021, mainly attributable to (i) the increase in the revenue generated from our real-world study services from RMB7.0 million to RMB13.0 million (US$2.0 million) provided to life sciences companies and hospitals, mainly driven by the increasing regulatory recognition and market acceptance of real-world evidence, and the growth in the ongoing number and value of the real-world study projects attributable to our first-mover advantage, and (ii) an increase of 108.1% in our revenue generated from the clinical trial matching services from RMB10.7 million in the three months ended March 31, 2020 to RMB22.2 million in the three months ended March 31, 2021 resulting from the full recovery of our business operations from the COVID-19 pandemic. Our revenue generated from data insights slightly decreased by 28% from RMB0.80 million for the three months ended March 31, 2020 to RMB0.6 million (US$0.1 million) for the three months ended March 31, 2021. The decrease was mainly due to a decline in the number of the service contracts we entered into with life sciences companies.

Cost of revenues

We incur cost of revenues from (i) LinkCare and (ii) LinkSolutions.

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total revenues, for the years indicated.

	For the Three Months Ended March 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue
LinkCare	130,522	82.3	185,912	28,376	83.3
LinkSolutions	14,127	8.9	24,046	3,670	10.8

Total cost of revenue	144,649	91.2	209,957	32,046	94.1

Our cost of revenues increased by 45.1% from RMB144.6 million for the three months ended March 31, 2020 to RMB210.0 million (US$32.0 million) for the three months ended March 31, 2021, which was generally in line with business expansion.

The percentage of our cost of revenues to our revenues increased from 91.2% in 2020 to 94.1% in 2021 primarily attributable to an increase in the percentage of cost of revenues to revenues for our LinkCare segment from 93.2% in 2020 to 99.2% in 2021, and partially offset by a decrease in the percentage of cost of revenues to revenues for our LinkSolutions segment from 76.4% in 2020 to 67.1% in 2021.

LinkCare. The percentage of cost of revenues to revenues for the LinkCare business substantially increased primarily due to a sharp increase in the percentage of cost of revenues to revenues for continuous patient care solution. This increase was due to certain innovative medications we sell having been added to the drugs catalogs for national basic medical insurance, or drugs catalogs, in early 2021, which led to a price reduction of such products provided in our patient care centers since early March, while the corresponding cost of sales remained relatively stable. We believe in the future the percentage of cost of revenues to our total revenues will be less likely to be affected by similar events as significantly as in the first quarter in 2021. This is because we have implemented certain measures to reduce the risk, such as preemptively managing our inventory of medications that are likely to be affected, developing our product mix to include more innovative medications that are not likely to be added to the drugs catalogs in the near future, requesting distributors and life sciences companies from whom we purchase medications to reduce our purchase price in responses to the price reduction, and negotiating protective terms with distributors and life sciences companies from whom we purchase medications that can mitigate the negative impacts in the future. However, it takes time for these measures, especially the adjustment of product mix, to take effect. We cannot predict the exact types of medications that will be added to the drugs catalogs in the future, which depends on multiple factors, including the negotiations between life sciences companies and government authorities. Thus, we cannot guarantee that the measures we have adopted can fully mitigate the negative impact on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Regulations—We are subject to extensive and evolving regulatory requirements. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of healthcare, digital healthcare and internet-related business and companies, including limitations on our ability to own key assets.”

LinkSolutions. The percentage of cost of revenues to revenues for LinkSolutions business decreased primarily due to a rapid growth of our clinical trial matching services from the first quarter of 2020 to the first quarter of 2021 which had a lower percentage of cost of revenues to revenues in LinkSolutions business, primarily attributable to the recovery of our business operations from the COVID-19 pandemic.

Operating expenses

Our operating expenses primarily consist of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) research and development expenses. Our operating expenses increased by 40.6% from RMB73.8 million for the three months ended March 31, 2020 to RMB103.8 million (US$15.8 million) for the three months ended March 31, 2021, which was mainly due to the increase of selling and marketing expenses and general and administrative expenses.

	For the Three Months Ended March 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	23,921	15.1	36,983	5,645	16.6
General and administrative expenses	26,863	16.9	43,591	6,653	19.5
Research and development expenses	23,034	14.5	23,205	3,542	10.4

Total operating expenses	73,817	46.6	103,778	15,840	46.5

Selling and marketing expenses

Our selling and marketing expenses increased by 54.6% from RMB23.9 million for the three months ended March 31, 2020 to RMB37.0 million (US$5.6 million) for the three months ended March 31, 2021, which was primarily due to (i) an increase in employee related expenses, primarily attributable to (a) increased headcounts of our sales and marketing team and senior management, and (b) an increase in share-based compensation expenses allocated to the selling and marketing expenses from RMB228.1 thousand in the first quarter of 2020 to RMB5.5 million in the first quarter of 2021; and, (ii) increases in the number of on-site conferences and travel expenses as our business operations are fully recovered from the COVID-19 pandemic.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Selling and marketing expenses	23,921	36,983	13,062	54.6

General and administrative expenses

Our general and administrative expenses increased by 62.3% from RMB26.9 million for the three months ended March 31, 2020 to RMB43.6 million (US$6.7 million) for the three months ended March 31, 2021, which was primarily due to (i) an increase in professional fees; and (ii) an increase in employee related expenses attributable to (a) increased headcounts, and (b) an increase in share-based compensation expenses allocated to the general and administrative expenses from RMB388.2 thousand in the first quarter of 2020 to RMB3.2 million in the first quarter of 2021.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
General and administrative expenses	26,863	43,591	16,728	62.3

Research and development expenses

Our research and development expenses remained stable at RMB23.0 million for the three months ended March 31, 2020 and RMB23.2 million (US$3.5 million) for the three months ended March 31, 2021.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Research and development expenses	23,034	23,205	171	0.7

Operating loss

As a result of the foregoing, our operating loss increased by 52.7% from RMB59.1 million for the three months ended March 31, 2020 to RMB90.2 million (US$13.8 million) for the three months ended March 31, 2021.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Operating loss	59,084	90,216	31,132	52.7

Interest expenses

Our interest expenses decreased by 57.6% from RMB2.8 million for the three months ended March 31, 2020 to RMB1.2 million (US$0.2 million) for the three months ended March 31, 2021, which was related to the long-

term debts we borrowed from two investors and recognized over the terms of the loan agreements, using effective interest rate.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Interest expenses	2,810	1,192	(1,618)	(57.6)

Interest income

Our interest income increased by 80.4% from RMB0.6 million for the three months ended March 31, 2020 to RMB1.1 million (US$0.2 million) for the three months ended March 31, 2021, which was primarily due to the increase of average bank deposits amount during 2020 compared to 2019.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Interest income	(617)	(1,113)	(496)	80.4

Change in fair value of financial liabilities

Our financial liabilities consist of warrants and options to purchase redeemable convertible preference shares. The change in fair value of financial liabilities increased significantly by 1,257.1% from RMB3.4 million for the three months ended March 31, 2020 to RMB46.5 million (US$7.1 million) for the three months ended March 31, 2021.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Change in fair value of financial liabilities	3,430	46,547	43,117	1,257.1

Investment income

Our investment income decreased by 82.6% from RMB155 thousand for the three months ended March 31, 2020 to RMB27 thousand (US$4 thousand) for the three months ended March 31, 2021, which was primarily due to the decreased investment in bank financial products.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Investment income	(155)	(27)	128	(82.6)

Income tax (benefit)/expense

The effective income tax rate for the three months ended March 31, 2020 and 2021 was (0.6%) and 1.2%, respectively. The effective income tax rate for the three months ended March 31, 2020 and 2021 differs from the PRC statutory income tax rate of 25% primarily due to recognition of valuation allowances for deferred income tax assets relating to operating loss carry forwards of loss-making entities.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Income tax (benefit)/expense	(405)	1,643	2,048	(505.7)

Net loss

As a result of the foregoing, our net loss increased by 115.8% from RMB64.1 million for the three months ended March 31, 2020 to RMB138.5 million (US$21.1 million) for the three months ended March 31, 2021.

	For the Three Months Ended March 31,		Change
	2020	2021	RMB	%
	(RMB in thousands, except for percentages)
Net loss	64,149	138,458	74,309	115.8

2020 Compared to 2019

Revenues

The following table sets forth the components of our revenues, in absolute amounts and as percentages of total revenues, for the years indicated.

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
LinkCare	384,436	77.0	821,572	125,396	87.3
LinkSolutions	114,559	23.0	120,031	18,320	12.7

Total revenues	498,995	100.0	941,603	143,717	100.0

Our revenues increased by 88.7% from RMB499.0 million in 2019 to RMB941.6 million (US$143.7 million) in 2020.

•

LinkCare. LinkCare revenue is generated from our continuous patient care solution, AI diagnosis and treatment, and patient management as a service. Our revenue generated from the continuous patient care solution increased by 114.3% from RMB376.1 million in 2019 to RMB806.0 million (US$123.0 million) in 2020. The increase was mainly driven by the combined effect of (i) the growing volume of paying patients on our LinkCare Platform from approximately 37,300 in 2019 and approximately 54,900 in 2020, attributable to increased numbers of patient care centers from 24 in the beginning of 2019 to 33 as of December 31, 2020 as well as wider varieties of medication offerings capable of serving patients with more diverse needs and improved service quality from deeper operation experiences; and (ii) the increase in per-paying-patients payment from approximately RMB9,500 in 2019 to approximately RMB13,900 in 2020, attributable to the obtaining of authorization to sell a few high-cost innovative oncology medicines newly introduced since the second half of 2019 and in 2020, the revenue contribution of which increased by 520.0% from RMB47.4 million in 2019 to RMB293.9 million in 2020. Our revenue generated from AI diagnosis and treatment services increased by 250.3% from RMB2.0 million in 2019 to RMB7.2 million in 2020. The increase was mainly driven by the application of our AI diagnosis and treatment services to more hospitals in 2020. Our revenue generated from patient management as a service increased by 33.8% from RMB6.3 million in 2019 to RMB8.5 million (US$1.3 million) in 2020. The increase was mainly driven by the growth in the number and value of the service contracts we entered into with life sciences companies and medical associations.

•

LinkSolutions. LinkSolutions revenue is mainly generated from real-world study services, clinical trial matching services and data insights services. Our revenue generated from LinkSolutions increased by 4.8% from RMB114.6 million in 2019 to RMB120.0 million (US$18.3 million) in 2020, mainly driven by the increase in the revenue generated from our real-world study services from RMB32.7 million to RMB47.0 million provided to life sciences companies and hospitals. The increase was mainly driven by (i) the increasing regulatory recognition and market acceptance of real-world evidence, and (ii) the growth in the ongoing number and value of the real-world study projects attributable to our first-mover advantage. Our revenue generated from data insights services increased by 51.0% from RMB5.3 million in 2019 to RMB7.9 million (US$1.2 million) in 2020. The increase was mainly driven by the growth in the number and value of the service contracts we entered into with life sciences companies. However, due to the impact of COVID-19, our revenue generated from clinical trial matching decreased by 14.9% from RMB76.6 million in 2019 to RMB65.1 million (US$9.9 million) in 2020, as the patient recruitment for clinical trials was significantly restricted during the pandemic.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total revenues, for the years indicated.

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
LinkCare	356,502	71.4	775,691	118,394	82.4
LinkSolutions	81,802	16.4	88,729	13,543	9.4

Total cost of revenues	438,303	87.8	864,420	131,936	91.8

Our cost of revenues increased by 97.2% from RMB438.3 million in 2019 to RMB864.4 million (US$131.9 million) in 2020, which was general in line with business expansion.

The percentage of our cost of revenues to our revenues increased from 87.8% in 2019 to 91.8% in 2020 primarily attributable to an increase in the percentage of cost of revenues to revenues for our LinkCare segment from 92.7% in 2019 to 94.4% in 2020, and to a lesser extent attributable to an increase in the percentage of cost of revenues to revenues for our LinkSolutions segment from 71.4% in 2019 to 73.9% in 2020. These changes were due to the temporary adjustment of our revenue structure partially attributable to the impact of the COVID-19 pandemic. Our clinical trial matching services for oncology clinical trials which usually require multiple hospital visits were negatively affected by the lock-down measures, while the provision of continuous patient care solutions was largely unaffected. As the continuous patient care solutions was taking up a more significant portion of our total revenue, the percentage of our cost of revenues to our revenues increased from 2019 to 2020 due to the relatively higher percentage of cost of revenues to revenues for the continuous patient care solution. We intend to diversify our monetization model, while expect that continuous patient care solutions will remain our major monetization method. As a result, the percentage of our cost of revenues to our revenues is expected to be significantly affected by the LinkCare segment.

LinkCare. The percentage of cost of revenues to revenues for LinkCare segment increased primarily due to the change of drug offering mix and the authorization of a few high-cost innovative oncology medications with lower level of return.

LinkSolutions. The percentage of cost of revenues to revenues for LinkSolutions segment increased slightly due to the combined effect of (i) an increase in the percentage of cost of revenues to revenues for clinical trial matching services, while the revenue decreased due to the impact of COVID-19 pandemic; and (ii) a decrease in the percentage of cost of revenues to revenues for real-world study services attributable to economies of scale.

Operating expenses

Our operating expenses decreased by 28.7% from RMB472.6 million in 2019 to RMB336.9 million (US$51.4 million) in 2020, which was mainly due to the decrease of research and development expenses and general and administrative expenses.

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	137,609	27.6	124,412	18,989	13.2
General and administrative expenses	154,280	30.9	125,598	19,170	13.3
Research and development expenses	180,662	36.2	86,924	13,267	9.2

Total operating expenses	472,551	94.7	336,934	51,426	35.8

Selling and marketing expenses

Our selling and marketing expenses decreased by 9.6% from RMB137.6 million in 2019 to RMB124.4 million (US$19.0 million) in 2020, which was primarily due to (i) the decreases in the number of on-site conferences and travel expenses due to the COVID-19 outbreak, and (ii) the government relief of social security payments relating to the COVID-19 pandemic we received in 2020.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Selling and marketing expenses	137,609	124,412	(13,197)	(9.6)

General and administrative expenses

Our general and administrative expenses decreased by 18.6% from RMB154.3 million in 2019 to RMB125.6 million (US$19.2 million) in 2020, which was primarily due to (i) the reduction in numbers of back office employees in 2019 which led to severance payments in 2019 and a decrease in employee cost in 2020, and (ii) the decrease in the number of on-site conferences and travel expenses due to the COVID-19 outbreak, and (iii) the government relief of social security payments relating to the COVID-19 pandemic we received in 2020.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
General and administrative expenses	154,280	125,598	(28,682)	(18.6)

Research and development expenses

Our research and development expenses decreased by 51.9% from RMB180.7 million in 2019 to RMB86.9 million (US$13.3 million) in 2020, which was primarily due to (i) the accelerated devotion in technology and infrastructure to enhance cohort building in 2019, and (ii) the increased research efficiency attributable to an optimization of research personnel structure driven by the development of our data curation capabilities.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Research and development expenses	180,662	86,924	(93,738)	(51.9)

Operating loss

As a result of the foregoing, our operating loss decreased by 38.5% from RMB407.9 million in 2019 to RMB251.0 million (US$38.3 million) in 2020.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Operating loss	407,872	250,977	(156,895)	(38.5)

Interest expenses

Our interest expenses increased by 18.4% from RMB10.3 million in 2019 to RMB12.2 million (US$1.9 million) in 2020, which was related to the long-term debts we borrowed from two investors and recognized over the terms of the loan agreements, using effective interest rate.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Interest expenses	10,323	12,223	1,900	18.4

Interest income

Our interest income decreased by 77.8% from RMB9.0 million in 2019 to RMB2.0 million (US$0.3 million) in 2020, which was primarily due to the decrease of the average bank deposit amount during 2020 compared to 2019.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Interest income	(9,044)	(2,011)	7,033	(77.8)

Change in fair value of financial liabilities

Our financial liabilities consist of warrants and options to purchase redeemable convertible preference shares. The change in fair value of financial liabilities increased significantly by 934.1% from RMB22.2 million in 2019 to RMB229.1 million (US$35.0 million) in 2020.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Change in fair value of financial liabilities	22,156	229,114	206,958	934.1

Investment income

Our investment income increased by 12.8% from RMB1.7 million in 2019 to RMB1.9 million (US$0.3 million) in 2020, which was primarily due to the increased investment in bank financial products.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Investment income	(1,681)	(1,897)	(216)	12.8

Income tax expenses

We incurred an income tax expense of RMB4.4 million in 2019 and RMB0.4 million (US$0.06 million) in 2020, which was attributed to the decreased profit generated by certain VIE entities in 2020 compared with 2019.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Income tax expense	4,446	372	(4,074)	(91.6)

Net loss

As a result of the foregoing, our net loss increased by 12.6% from RMB434.1 million in 2019 to RMB488.8 million (US$74.6 million) in 2020.

	For the Year Ended December 31,		Change
	2019	2020	RMB	%
	(RMB in thousands, except for percentages)
Net loss	434,074	488,779	54,705	12.6

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited consolidated quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our operating results for the periods presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Revenues	73,423	98,077	142,601	184,894	158,548	216,564	263,570	302,922	223,225
—LinkCare	49,185	70,649	114,276	150,326	140,058	187,494	228,174	265,847	187,412
—LinkSolutions	24,238	27,428	28,325	34,568	18,490	29,070	35,396	37,075	35,813
Cost of revenues	(64,443)	(85,959)	(126,784)	(161,118)	(144,649)	(200,343)	(242,300)	(277,128)	(209,957)
Selling and marketing expenses	(29,952)	(33,454)	(35,945)	(38,258)	(23,921)	(27,004)	(35,394)	(38,094)	(36,983)
General and administrative expenses	(38,337)	(32,435)	(42,222)	(41,287)	(26,863)	(26,106)	(27,298)	(45,332)	(43,591)
Research and development expenses	(43,398)	(44,637)	(45,253)	(47,375)	(23,034)	(24,294)	(25,105)	(14,491)	(23,205)
Loss on disposal of subsidiaries	—	—	—	(1,024)	—	—	—	—	—
Government grants	2,000	1,142	683	1,187	834	2,961	1,936	3,042	294

Operating loss	(100,707)	(97,266)	(106,920)	(102,981)	(59,085)	(58,222)	(64,591)	(69,081)	(90,217)
Interest expenses	(2,303)	(2,517)	(2,692)	(2,810)	(2,810)	(2,955)	(3,145)	(3,313)	(1,192)
Interest income	3,864	2,826	1,483	870	617	552	478	363	1,113
Change in fair value of financial liabilities	(7,131)	(4,925)	(4,212)	(5,889)	(3,430)	(16,755)	(155,889)	(53,041)	(46,547)
Investment income	—	111	958	612	155	338	273	1,131	27

Loss before income taxes	(106,277)	(101,771)	(111,383)	(110,198)	(64,553)	(77,042)	(222,874)	(123,941)	(136,816)

Income tax expense	(1,112)	(1,003)	(1,163)	(1,168)	405	(59)	(170)	(548)	(1,643)

Net loss	(107,389)	(102,774)	(112,546)	(111,366)	(64,148)	(77,101)	(223,044)	(124,489)	(138,459)

Our revenue has increased in each quarter of 2020 and the first quarter of 2021 compared with the same period in 2019 and 2020, consisting of revenues generated by LinkCare and LinkSolutions, primarily due to the combined effect of (i) the growing volume of paying patients and increases in average revenue generated per patient on our LinkCare Platform; (ii) the continuous growth in the number and value of the service contracts we entered into with life sciences companies and medical associations for LinkSolutions; (iii) increasing regulatory recognition and market acceptance of real-world evidence together with the growth in the ongoing number and value of the real-world study projects attributable to our first-mover advantage; and (iv) the continued increase in the pricing of our AI diagnosis and treatment services and the application of our AI diagnosis and treatment services to more hospitals. The COVID-19 pandemic has caused temporary disruption to our business operations during the first quarter of 2020 and resulted in a decline in our revenue as compared with that for the fourth quarter of 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 on Our Operations.” We experienced a decline in revenue in the first quarter of 2021 as compared with that for the fourth quarter of 2020 primarily because certain innovative medications we sell were included in the drugs catalogs for national basic medical insurance in early 2021, which lead to price reduction of such products in our patient care centers while the corresponding cost of sales remained relatively stable. We have generally experienced lower revenue in the first quarter of each year in connection with the Chinese New Year holidays as life sciences companies’ business activities generally slowed down during the period.

Our cost of revenue increased during these periods generally in line with our business expansion, except for the fluctuations in the first quarter of 2020 and 2021 in line with the fluctuations in our revenue for the same periods.

Our total operating expenses have decreased in each quarter of 2020 as compared with the same periods in 2019 and increased in the first quarter of 2021 as compared with the same period in 2020. The selling and marketing expenses substantially decreased in the first and second quarters of 2020 as compared with the same periods in 2019, primarily attributable to the reduction in travel on on-site meeting due to the COVID-19 outbreak, and COVID-19 related government relief of social security payments. The general and administrative expenses decreased in the first three quarters of 2020 as compared with the same periods in 2019, primarily attributable to a reduction in numbers of back office employees in 2019 which led to severance payments in 2019 and a decrease in employee cost in 2020, as well as the reduction in travel on on-site meeting due to the COVID-19 outbreak, and COVID-19 related government relief of social security payments. The research and development expenses decreased in each quarters of 2020 as compared with the same periods in 2019, primarily attributable to the accelerated devotion in technology and infrastructure to enhance cohort building in 2019, and the increased research efficiency attributable to an optimization of research personnel structure driven by the development of our data curation capabilities. As we continue to adapt our operational and personnel structure to our business needs, our total operating expenses increased in the first quarter of 2021 as compared with the same periods in 2020 generally in line with our business growth.

Segment Information

We use the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”) for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining our reportable operating segments. Our CODM is the Chief Executive Officer. Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products/services and technology. Our operating segments are based on the organizational structure and information reviewed by our CODM to evaluate the operating segment results.

We identified two operation segments, including (i) LinkCare, which consists of the continuous patient care centers solution, patient management as a service, AI diagnosis and treatment services; and (ii) LinkSolutions, which consists of clinical trial matching services, real-world study services and data insights services, for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021.

We do not allocate operating expenses or assets to our segments, as our CODM does not use such information to allocate resources or evaluate the performance of the operating segments. Our segment results for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021 are as follows.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2020	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	in thousands
Revenues
LinkCare
—Continuous patient care solution	376,067	805,951	123,012	138,318	179,363	27,376
—Patient management as a service	6,325	8,461	1,291	821	7,701	1,079
—AI diagnosis and treatment services	2,044	7,161	1,093	918	978	149

Subtotal	384,436	821,572	125,396	140,058	187,412	28,605

LinkSolutions
—Clinical trial matching services	76,580	65,139	9,942	10,674	22,215	3,391
—Real-world study services
—Clinical research services	28,876	46,958	7,167	7,011	13,017	1,987
—Others	3,848	—	—	—	—
—Data insights services	5,255	7,935	1,211	806	581	89

Subtotal	114,559	120,031	18,320	18,490	35,813	5,466

Total revenues	498,995	941,603	143,717	158,548	223,225	34,071

Cost of revenues
LinkCare	(356,502)	(775,691)	(118,394)	(130,522)	(185,912)	(28,376)
LinkSolutions	(81,802)	(88,729)	(13,543)	(14,127)	(24,046)	(3,670)

Total cost of revenues	(438,303)	(864,420)	(131,936)	(144,649)	(209,957)	(32,046)

Non-GAAP Financial Measure

In evaluating our business, we consider and use the non-GAAP measure of adjusted net loss as a supplemental measure to review and assess our operating performance. We believe that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which our management considers to be indicative of our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation, change in fair value of financial liabilities and interest expenses related to long-term debts. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted net loss for the years ended December 31, 2019 and 2020, and in the three months ended March 31, 2020 and 2021, to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are net loss:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2020	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(434,074)	(488,779)	(74,602)	(64,149)	(138,458)	(21,133)
adjustments:
Share-based compensation expenses	12,681	14,565	2,223	1,867	10,320	1,575
Change in fair value of financial liabilities	22,156	229,114	34,970	3,430	46,547	7,104
Interest expenses related to long-term debts	9,922	12,220	1,865	2,807	1,192	182

Adjusted net loss	(389,315)	(232,880)	(35,544)	(56,045)	(80,399)	(12,272)

Liquidity and Capital Resources

Cash flows and working capital

Since our inception, we have incurred net losses and negative cash flow from our operations. We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to (i) strengthen research and development capacities and technology infrastructures, and bring more oncologists, data scientists and other experienced professionals onboard; (ii) expand our sales organization and increase our marketing efforts to drive market adoption; (iii) anticipate that our capital expenditure requirements will also increase in order to build additional capacity and expand our patient care center network and service offerings; and (iv) incur additional costs associated with operating as a public company after completion of this offering, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

Our principal sources of liquidity have been cash generated from operation and proceeds from equity financings. As of March 31, 2021, we had RMB830.2 million (US$126.7 million) in cash, cash equivalents and restricted cash, a significant portion of which were held by our PRC subsidiaries and VIEs and their subsidiaries in China. Our cash and cash equivalents primarily consist of bank deposits and highly liquid investments. Our cash and cash equivalents are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from cash generated by operating activities and funds raised from financing activities, including the net proceeds we will receive from this offering. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities and the timing of introductions of new solutions or features. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to fulfill debt obligations and could result in operating and financial covenants that impede our operations and our ability to pay dividends to our shareholders. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019 and 2020, and for the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(379,560)	(185,105)	(28,253)	(70,614)	(127,891)	(19,520)
Net cash provided by / (used in) investing activities	529,051	61,407	9,373	39,337	(53,219)	(8,123)
Net cash provided by / (used in) financing activities	1,340	439,792	67,125	(900)	383,383	58,516
Effect of foreign currency exchange rate changes on cash and cash equivalents	863	(7,243)	(1,106)	132	3,495	533

Net increase / (decrease) in cash, cash equivalents and restricted cash	151,693	308,850	47,140	(32,045)	205,768	31,406
Cash and cash equivalents and restricted cash at beginning of the year / period	163,864	315,556	48,163	315,556	624,407	95,303

Cash, cash equivalents and restricted cash at the end of the year / period	315,556	624,407	95,303	283,511	830,174	126,709

Operating activities

Net cash used in operating activities was RMB127.9 million (US$19.5 million) for the three months ended March 31, 2021. The difference between our net loss of RMB138.5 million (US$21.1 million) and the net cash used in operating activities was mainly due to (i) non-cash items including change in fair value of financial liabilities of RMB46.5 million, share-based compensation expenses of RMB10.3 million, depreciation and amortization of RMB3.8 million, and noncash interest expense of RMB1.2 million; (ii) a decrease of RMB15.0 million in inventories and (iii) an increase of RMB2.1 million in deferred revenue, partially offset by a decrease in accounts payable by RMB25.6 million, and a decrease in accrued expenses and other current liabilities by RMB27.7 million.

Net cash used in operating activities was RMB185.1 million (US$28.3 million) in 2020. The difference between our net loss of RMB488.8 million (US$74.6 million) and the net cash used in operating activities was mainly due to (i) non-cash items including a change in fair value of financial liabilities of RMB229.1 million, depreciation and amortization of RMB16.1 million, share-based compensation expenses of RMB14.6 million and a non-cash interest expense of RMB12.2 million; (ii) an increase of RMB30.4 million in accounts payable, (iii) an increase of RMB16.3 million in deferred revenue and (iv) an increase of RMB16.8 million in inventories.

Net cash used in operating activities was RMB379.6 million in 2019. The difference between our net loss of RMB434.1 million and the net cash used in operating activities was mainly due to (i) non-cash items including a change in fair value of financial liabilities of RMB22.2 million, depreciation and amortization of RMB14.4 million, share-based compensation expenses of RMB12.7 million and non-cash interest expense of RMB9.9 million; (ii) an increase of RMB25.2 million in accounts payable, (iii) an increase of RMB13.8 million in deferred revenue, (iv) an increase of RMB34.0 million in inventories, and (v) an increase of RMB20.4 million in accounts receivable.

Investing activities

Net cash used in investing activities was RMB53.2 million (US$8.1 million) for the three months ended March 31, 2021, which was primarily attributable to (i) purchase of short-term investments of RMB52.0 million and (ii) purchase of property and equipment of RMB3.2 million, partially offset by proceeds from sales of short-term investments of RMB2.0 million.

Net cash provided by investing activities was RMB61.4 million (US$9.4 million) in 2020, which was primarily attributable to proceeds from sales of short-term investments of RMB652.4 million, partially offset by the purchase of short-term investment of RMB585.0 million.

Net cash provided by investing activities was RMB529.1 million in 2019, which was primarily attributable to proceeds from maturity of time deposits of RMB899.7 million and proceeds from sales of short-term investments of RMB256.8 million, partially offset by purchase of short-term investment of RMB320.7 million, purchase of time deposits of RMB275.8 million, payment for business acquisitions of RMB17.5 million and purchase of property and equipment of RMB14.0 million.

Financing activities

Net cash provided by financing activities for the three months ended March 31, 2021 was RMB383.4 million (US$58.5 million), which was attributable to proceeds from issuance of Series D+ Redeemable Convertible Preference Shares

Net cash provided by financing activities in 2020 was RMB439.8 million, which was primarily attributable to proceeds from the issuance of Series D+ Options of RMB235.5 million and Series D+ Redeemable Convertible Preference Shares of RMB205.1 million.

Net cash provided by financing activities in 2019 was RMB1.3 million, which was primarily attributable to our short-term bank borrowings.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with expansion of the patient care centers. Our capital expenditures were RMB31.1 million and RMB6.1 million (US$0.9 million), respectively, in 2019 and 2020, and RMB0.3 million and RMB3.2 million (US$0.5 million), respectively, for the three months ended March 31, 2020 and 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of March 31, 2021:

	Payments Due by Years Ending
	Total	Less than 1 year	1-3 years	3-5 year	More than 5 years
	(RMB in thousands)
Operating leases(1)	38,219	17,210	16,044	4,470	495

Note:

(1)	Operating leases relate to offices, facilities and patient care centers under non-cancelable operating lease agreements.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We have adopted ASC topic 606, Revenue from Contracts with Customers (‘‘ASC 606’’) since inception. In accordance with ASC 606, we recognize revenue upon the transfer of control of promised products or services to our customers, in the amount of consideration we expect to receive for those products or services (excluding value-added taxes collected on behalf of government authorities).

We contract with life science customers and hospitals to provide real-world study services, which consist of clinical research services such as clinical trials research and management services, data collection and verification, on-site monitoring, safeguarding data quality and integrity, clinical data management and reporting services. The duration of the contracts ranges from several months to several years. Service fees are based on a fixed amount and reimbursable out-of-pocket costs.

Clinical research services typically involve a number of defined but not necessarily similar activities to be performed over the term of the contracts to achieve specified research objectives. The clinical research services are considered a single performance obligation because we provide a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. We are the principal in respect of the use of investigators who support the clinical research services. Revenue from clinical research services is recognized over the term of a contract, because our performance does not create an asset with an alternative use and the contract provides us with an enforceable right to payment for the work performed to date. The progress towards completion for clinical research services is measured based on an input measure being total project costs incurred (inclusive of reimbursable out-of-pocket costs) at each reporting period end as a percentage of total estimated project cost (“cost-to-cost measure”). We use the cost-to-cost measure of progress for these services because it faithfully depicts the transfer of control of those services to customers. There were no material changes in our estimated project costs that impacted revenue recognition during the periods presented.

Revenue recognition for clinical research services contracts involves significant judgment and estimation, in particular the estimation of total project cost at completion, which includes direct costs and reimbursable out-of-pocket costs such as investigator fees. The total estimated project cost is reviewed and revised periodically throughout the term of the contract, with adjustments to revenue resulting from such revisions being recorded on a cumulative catch-up basis in the period in which the revisions are identified.

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the following purposes:

•

determining the fair value of our ordinary shares at the date of issuance of redeemable convertible preference shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

•	determining the fair value of our share-based compensation award to our employees at each grant date; and

•	determining the fair value of our financial liabilities for the warrants and options at the issuance date and each period end.

Fair value of ordinary shares

Date of Valuation	Fair Value Per Share	DLOM	Discount Rate
	(US$)
December 31, 2018	1.67	25%	20%
March 31, 2019	1.86	20%	20%
June 30, 2019	1.98	20%	20%
September 30, 2019	2.11	20%	20%
December 31, 2019	2.32	20%	20%
March 31, 2020	2.40	20%	20%
June 30, 2020	2.83	20%	20%
September 4, 2020	3.35	10%	20%
December 31, 2020	4.00	10%	20%
February 26, 2021	4.42	10%	19%

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from December 2018 to February 2021. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 19% to 20%.

The hybrid method, comprising the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our company to preferred and ordinary shares, considering the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. The higher the volatility, the higher the fair value of ordinary shares.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the healthcare industry and (ii) their shares are publicly traded in the United States.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s average-strike put options mode. Under this option-pricing method, which assumes that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The fair value of our ordinary shares increased from US$1.67 per share as of December 31, 2018 to US$2.32 per share as of December 31, 2019 and further to US$2.83 per share as of June 30, 2020, primarily due to the growth in our business. The fair value of our ordinary shares increased from US$2.83 per share as of June 30, 2020 to US$4.42 per share as of February 26, 2021 mainly due to the following (i) the continuing rapid growth of our business, (ii) our successful completion of Series D+ financing in September 2020 and February 2021 which provided us with the funding needed for our expansion, and (iii) as we progressed towards this offering, we increased our estimated probability of a successful initial public offering. As our preference shares would be automatically converted into ordinary shares upon the completion of a qualified offering, the increase in estimated probability of initial public offering success results in allocation of a higher portion of our business enterprise value to ordinary shares. DLOM also decreased from 20% as of June 30, 2020 to 10% as of February 26, 2021. We preliminarily anticipates a price range of US$4.375 to US$4.875 per share for this IPO, resulting in a midpoint of the IPO price range of US$4.625 per share. The further development from the valuation applied on February 26, 2021 of US$4.42 per share to the IPO midpoint price is attributable primarily to that (i) following the IPO, the DLOM would be reduced from 10% to 0, and (ii) the recent market condition leading up to the anticipated IPO date have changed.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set by the SEC.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting and compliance experience, (ii) improving the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry Generally—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

Quantitative and Qualitative Disclosure about Market Risk

Concentration risk

Cash Concentration. We maintain demand deposits, time deposits, restricted cash and short-term investments balances at financial institutions which, from time to time, may exceed the insured limits for its bank accounts in mainland PRC. We have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to any significant risks on cash held in bank accounts.

Demand deposits, restricted cash and short-term investments are deposited in financial institutions at below locations:

	As of December 31,			As of March 31,
	2019	2020	2020	2021	2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Financial institutions in the mainland of the PRC
—Denominated in RMB	255,795	468,902	71,568	519,957	79,361
—Denominated in US$	114,275	119,513	18,241	325,528	49,685

Total balances held at mainland PRC financial institutions	370,070	588,415	89,810	845,485	129,046

Financial institutions in United States
—Denominated in US$	10,979	35,983	5,492	34,606	5,282

Total balances held at United States financial institutions	10,979	35,983	5,492	34,606	5,282

Financial institutions in Hong Kong Special Administrative Region (“HK SAR”)
—Denominated in RMB	—	4	1	1	—
—Denominated in US$	3	—	—	4	1

Total balances held at HK SAR financial institutions	3	4	1	5	1

Total balances held at financial institutions	381,053	624,402	95,302	880,097	134,329

Concentration of credit risk. Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, time deposits, short-term investments and accounts receivable.

Our policy requires cash and cash equivalents, restricted cash, time deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

We conduct credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Foreign exchange risk

All of our revenue is denominated in Renminbi. The vast majority of our costs are denominated in Renminbi. Our management considers that the business is not exposed to any significant foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk.

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 5.7% in 2018. The appreciation of the Renminbi against the U.S. dollar was approximately 1.2% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of March 31, 2021, we had RMB-denominated cash, cash equivalents and restricted cash of RMB830.2 million (US$126.7 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2021 would result in a decrease of US$11.5 million in cash, cash equivalents and short-term investments. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2021 would result in an increase of US$14.1 million in cash, cash equivalents and short-term investments.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus and all tables and graphs set forth in this section has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of China Healthcare Markets

China is the second-largest healthcare market in the world in terms of national healthcare expenditure for the year ended December 31, 2019 at US$944 billion, growing at a CAGR of 9.7% from 2015. With the increase of health awareness and personal disposable income, the total national healthcare expenditure is projected to boost up to US$2,529 billion in 2030 at a CAGR of 9.4% from 2019 to 2030.

Source: Frost & Sullivan Analysis

The healthcare expenditure per capita in China has also grown rapidly in recent years from US$474 in 2015 to US$674 in 2019, representing a CAGR of 9.2%, and is forecasted to reach US$1,750 in 2030 at a CAGR of 9.1% from 2019 to 2030. However, in contrast with the total healthcare expenditure, the per capital national healthcare expenditure in China in 2019 ranked only the ninth among the countries with top-10 GDP, suggesting huge potential for future growth.

Key trends and drivers of the China Healthcare Market

The key market participants in China healthcare markets include healthcare providers, life sciences companies, patients and payors, each of whom is facing different challenges that come with greater healthcare demands, such as the lack of a patient health tracking method for physicians, poor data management and liquidity for hospitals, long R&D time and high costs for life sciences companies, uneven medical recourse access to patients, and a huge insurance burden on payors for expensive and innovative drugs. Recognizing these industry challenges, the key trends and drivers of the China healthcare market boost are summarized as below:

Policy tailwinds for application of healthcare big data: The Chinese government has issued several overarching policies to promote and strengthen the digitalization of the national healthcare system. At the highest level, the State Council of the People’s Republic of China (PRC) has released “Healthy China 2030,” a blueprint and national strategy emphasizing the importance of open sharing, in-depth mining and broad application of healthcare big data. In addition, the “Five-year Development Plan for the National Clinical Research Center (NCRC) (2017-2021)” was issued to provide clear guidance and a roadmap for industry participants, according to which China will establish a large national health and medical research database to realize the integration of medical resources based on electronic medical records and mobile medical equipment, upgrade the national medical system, and promote the application of healthcare big data.

Besides the overarching policies, favorable policies aimed at driving the application of healthcare big data in specific areas have also been issued. The notable ones include the “Notice of the State Council on Issuing the Action Plan for Promoting the Development of Big Data” issued in 2016, serving as a top-down initiative to enhance big data application. In 2018, the State Council issued the “National Health and Medical Big Data Standards, Safety and Service Management Measures (Trial),” according to which China will follow the development trend of emerging information technology, and standardize and promote the integration, sharing and application of healthcare big data. In 2020, the NMPA issued the “Guidelines for Real-World Evidence Supporting Drug Development and Evaluation (Trial)” to promote application of real-world data collected from routine diagnosis and treatment in both pre-launch and post-launch clinical evaluation of drugs. During the COVID-19 crisis, China announced to invest approximately RMB300 billion in the healthcare industry following the “New Infrastructure Construction” strategies in the next five years, out of which approximately RMB20 billion is related to big-data-driven solutions.

Digitalization to improve efficiency of medical resource allocation, and accuracy of diagnosis and treatment: The majority of data in healthcare is fragmented, dispersed, and rarely standardized. With the increasing digitalization of China’s healthcare market driven by developed technologies such as AI technologies, patients’ medical records are better stored, managed and analyzed, which enhances clinical research productivity and improves the quality and efficiency of healthcare services. With a massive amount of electronic medical records (EMR) data accumulated, AI technologies are able to intelligently find meaningful correlations, patterns and predictive models to improve the accuracy of disease diagnosis and treatment. In addition, digitalization of data accelerates patient recruitment in clinical trials and facilitates the research and development of innovative drugs, to better address unmet medical needs.

Increasing demand for out-hospital pharmacies for prescription drugs: The operation model of the DTP (Direct to Patient) pharmacy is streamlined and efficient, bypassing the commercial agency and government drug bidding and procurement links, which helps reduce circulation costs. In addition, DTP pharmacies usually retain professional resources to provide professional pharmaceutical and patient education services. A constantly increasing number of patients purchase drugs through DTP pharmacies as they can obtain convenient access to medicine and professional medication guidance. As part of the China medical reform package, local governments require the revenue percentage from drug sales at public hospitals to decline year by year. In order to achieve lower drug sales percentage out of their total revenue, the public hospitals choose not to sell these innovative, high-cost medicines with high management requirements and maintenances costs, such as imported oncology drugs, and thus such drug prescriptions have flowed out of hospitals and into DTP pharmacies where life sciences companies sell their products directly to pharmacies. In addition, Chinese government recently has adopted a new policy to promote drug sales outside hospitals. In May of 2021, the State Administration of Medical Insurance, together with the National Health Commission, issued the “Guiding Opinions on Establishing and Improving the ‘Double Channel’ Management Mechanism for Medicines under NRDL Negotiation List” (the “Guiding Opinion”), which intends to introduce a drug sales channel outside hospital for the newly listed high-cost drugs through NRDL negotiation. For the first time, the Guiding Opinions included designated retail pharmacies into the supply of insured drugs at the national level, and implemented a unified payment policy with medical institutions. The issuance of the Guiding Opinions marks a step forward in the diversification of the supply guarantee of negotiated drugs, which will have an important impact on encouraging drug sales outside hospital and promoting the overall DTP development.

Increasing penetration of internet hospitals and online retail pharmacies: Internet hospitals and online retail pharmacies are emerging and have a huge market potential in China. The COVID-19 pandemic and supportive polices related to epidemic prevention and public health emergencies have driven the growth of China’s online retail pharmacies. Internet hospital applications are expected to be significantly accelerated and more patients are expected to purchase drugs from online channels as a result of the COVID-19 pandemic, accelerating the penetration rate of internet hospitals and online retail pharmacies service and subsequently contributing to the digitalization of healthcare market.

Emerging demand of real-world study services: Real-world study services, which analyze a massive amount of real-world data from various sources to generate insights and knowledge and high-quality evidence, are valuable for both healthcare providers and life sciences companies. As the enlarging patient pool is still facing limited treatment options, healthcare providers and life sciences companies are advancing clinical researches and developing innovative therapies to address the unmet clinical needs with superior efficacy and fewer side effects but are facing several threats such as declining profits and intensifying competition, increasing research and development costs and drug development time. One of the most effective approaches for life sciences companies to address these challenges is using real-world data to generate insights and formulate innovative strategies. After a new drug is approved by regulatory authorities, life sciences companies need to further evaluate clinical effects and safety in the real-world situation. Real-world data provides cost-efficient solutions to the post-launch drug development with the valuable patient outcome data generated.

Improving patient affordability and development of commercial health insurance: As China’s per capita disposable income increases, patients’ ability to pay for drugs and healthcare services increase accordingly and more patients will choose commercial insurance for better coverage of high-cost innovative drugs and therapies. Traditionally, patients in China are relying heavily on basic medical insurance. However, the expenditure of basic medical insurance expenditure is expected to surpass its revenue in 2026, which will lead to the further need for commercial insurance. The current commercial insurance penetration is very low in China, indicating massive growth potential.

The healthcare market can be subdivided by its market participants into the healthcare services market mainly driven by healthcare providers, the pharmaceutical market mainly driven by life sciences companies, the retail pharmacy market mainly driven by patients, and the healthcare insurance services market mainly driven by payors.

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China healthcare services market: Major components in the China healthcare service market include consultation services and disease management services. The market size of the healthcare services in China reached US$657.4 billion in 2019 and is expected to increase to US$1,415.6 billion in 2030 at a CAGR of 7.2% from 2019 to 2030.

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China pharmaceutical market: China’s pharmaceutical market, accompanied with the growth of the economy and healthcare demand, increased from US$194.3 billion in 2015 to US$236.3 billion in 2019 at a CAGR of 5.0%, and is expected to reach US$458.5 billion in 2030 at a CAGR of 6.2% from 2019 to 2030.

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The U.S. pharmaceutical research and development expenditure accounts for the largest market share globally in 2019 at 42.2%. Compared to the U.S. and the global market, the China pharmaceutical market still has a large growth potential on research and development expenditure. In 2019, the total pharmaceutical research and development expenditure in China was US$21.1 billion, accounting for 11.6% of the global pharmaceutical research and development expenditure and 8.9% of total China pharmaceutical market by revenue in the same year. Accompanying the demand for drug innovation, encouraging policy, and sufficient capital and expert inflow, China pharmaceutical research and development expenditure is expected to reach US$68.8 billion by 2030, representing a CAGR of 11.3% from 2019 to 2030. The growth rate of China pharmaceutical research and development expenditure is about four times of that of its global counterpart and the China market share is projected to be 21.0% of global pharmaceutical research and development expenditure in the next three years.

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China retail pharmacy market: China’s retail pharmacy market includes prescription and OTC drugs. Prescription drug accounted for 85.0% of the total China pharmaceutical market share in 2019. China pharmaceutical market sales via out-hospital channels is expected to grow at a faster rate than the in-hospital channel with the rapid development of online out-hospital sales channel, demonstrated by a CAGR of 38.1% from 2019 to 2024 as compared with 13.2% via the offline out-hospital channel during the same period of time. Following the aforementioned China medical reform package, innovative and high-cost medicines have flowed out of hospitals and into DTP pharmacies. Since 2015, China’s DTP pharmacy market has maintained a rapid growth. The market size of China’s DTP pharmacy increased from US$3.4 billion in 2015 to US$8.8 billion in 2019, at a CAGR of 27.2%, and is expected to grow to US$72.1 billion in 2030 at a CAGR of 21.1% from 2019 to 2030.

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China healthcare insurance services market: The Chinese government has dedicated a strong effort to increasing the accessibility and affordability of healthcare services through healthcare reform. The expenditure of basic medical insurance fund has increased from US$148.2 billion in 2015 to US$288.7 billion in 2019 at a CAGR of 18.1%, and is expected to reach US$871.4 billion in 2030 at a CAGR of 10.6% from 2019 to 2030. Commercial healthcare insurance is also at rapid growth in China, the revenue of which has increased from US$38.4 billion in 2015 to US$102.3 billion in 2019 at a CAGR of 27.8%, and is expected to reach US$848.6 billion in 2030 at a CAGR of 21.2% from 2019 to 2030. The expenditure of basic medical insurance expenditure is expected to surpass its revenue in 2026, which will further drive the development of commercial insurance. The current commercial insurance penetration is very low in China. In 2019, China’s per capita commercial insurance premium was only approximately US$73, as compared to US$2,921 in the U.S.

Overview of China Healthcare Big Data Markets

During the past decade, China has invested heavily in the digitalization of the healthcare system and a massive amount of data has been generated and accumulated. However, most of this data resides in hundreds of discrete legacy applications across different stakeholders and are in non-computable formats such as free-form texts. As such, the value of the data can only be realized through advanced technologies such as big data and artificial intelligence, which require the adoption of an integrated technology infrastructure to effectively connect, standardize and analyze the data.

Healthcare big data solutions enable all market participants, including healthcare providers, life sciences companies, patients and insurance companies, to establish an intelligent and digitalized healthcare ecosystem, improve the efficiency of the healthcare industry, ensure the quality of healthcare services, and improve the health outcomes of patients. The healthcare big data solutions market can be subdivided by its market participants into solutions to healthcare providers, solutions to life sciences companies, solutions to patients, and solutions to payors.

In particular, the value-add and offerings of big data solutions to each market participant can be summarized as below:

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To healthcare providers: Big data solutions to healthcare providers include, among others, medical record management, clinical data management, disease management, clinical decision support and disease predictions, which help ease the burden on physicians and hospitals, and improve the efficiency and accuracy of diagnosis and treatment.

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To life sciences companies: Big data solutions to life sciences companies include, among others, real-world study (RWS), data insights, and clinical trial matching, which help provide high-quality real-world data to life sciences companies throughout clinical and commercial stages to accelerate the research and development process of new drugs and facilitate drug marketing.

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China real-world study service market: Healthcare big data can be divided into real-world data and other healthcare big data (hospital operational data, etc.). According to the U.S. FDA, real-world data is defined as data relating to patient health status and/or the delivery of healthcare routinely collected from a variety of sources. Real-world evidence is the clinical evidence about the usage and potential benefits or risks of a medical product derived from the analysis of real-world data. RWS service is a kind of medical service that utilizes real-world data collected in a non-interventional environment to generate real-world evidence that can be used for indication expansion or clinical practice guidance. China’s real-world study service market demonstrated exponential growth from 2015 to 2030. The market size of China’s real-world study service increased from US$2.4 million in 2015 to US$41.7 million in 2019, and is expected to grow to US$7,390.9 million in 2030 with a CAGR of 60.1% from 2019 to 2030.

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To patients: Big data solutions to patients include, among others, digital healthcare management, digital consultation and digital medicine, which help to make scarce medical resources accessible to all patients beyond geographical constraints, increase patient adherence to treatments and improve patient outcomes.

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To payors: Payors in the China healthcare big data market include basic medical insurance providers and commercial insurance companies. Big data solutions to insurance companies include, among others, assistance in medical insurance design and claim management, which help to promote the development and coverage of commercial insurance for critical diseases.

China’s healthcare big data market is developing rapidly, the size of which increased from US$1.0 billion in 2015 to US$4.1 billion in 2019 at a CAGR of 43.9%, and is expected to reach US$215.4 billion in 2030 at a CAGR of 43.3% from 2019 to 2030. The diagram below shows the historical and forecasted healthcare big data market in China by market participants:

Source: Frost & Sullivan Analysis

With continuous investments into digitalization in the hospital and public health sectors, China is now at the tipping point of applying healthcare big data in a massive scale to improve the healthcare system in a profound way.

The healthcare big data market penetration rate into solutions to each market participant is constantly increasing, mainly driven by developed technologies, difficulty in pharmaceutical research and development, cost-benefit pressure in commercialization and uneven distribution of medical resources as below:

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To healthcare providers: The big data market penetration rate into healthcare providers solutions increased from 1.9% in 2015 to 2.5% in 2019 at a CAGR of 8.0%, and is expected to further grow to 19.5% in 2030 at a CAGR of 20.4% from 2019 to 2030.

Source: Frost & Sullivan Analysis

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To life sciences companies: The big data market penetration rate into life sciences companies solutions increased from 0.3% in 2015 to 1.8% in 2019 at a CAGR of 56.9%, and is expected to further grow to 63.5% in 2030 at a CAGR of 38.0% from 2019 to 2030.

Source: Frost & Sullivan Analysis

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To patients: Big data solutions to patients mainly include digital consultation and digital medicine markets. Big data market penetration rate into digital consultation increased from 0.7% in 2015 to 3.1% in 2019 at a CAGR of 43.1%, and is expected to further grow to 61.5% in 2030 at a CAGR of 31.4%.

Source: Frost & Sullivan Analysis

The digital medicine market can be divided into prescription and OTC drugs, with prescription drugs accounting for a majority of the market share. Big data penetration into the digital medicine (prescription drugs) market increased from 0.3% in 2015 to 1.0% in 2019 at a CAGR of 37.3%, and is expected to further grow to 12.3% in 2030 at a CAGR of 25.2%.

Source: Frost & Sullivan Analysis

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To payors (insurance companies): The big data market penetration rate into payors solutions (commercial insurance) increased from 0.02% in 2015 to 0.05% in 2019 at a CAGR of 30.8%, and is expected further grow to 2.02% in 2030 at a CAGR of 41.3% from 2019 to 2030.

Source: Frost & Sullivan Analysis

Overview of China Oncology Big Data Markets

Among all therapeutic areas in China, oncology has the highest growth rate in healthcare expenditures driven by the world’s largest oncology patient pool. The market size of oncology increased from US$38.8 billion in 2015 to US$56.5 billion in 2019 at a CAGR of 9.9%, and is expected to grow to US$227.0 billion in 2030 at a CAGR of 13.5% from 2019 to 2030.

Source: Frost & Sullivan Analysis

Big data has been one of the main trends of oncology developments and oncology has been a major part of the healthcare big data market. Oncology big data market is growing at a very high speed and has brought numerous benefits for the whole ecosystem.

The market size of oncology big data increased from US$0.5 billion in 2015 to US$2.1 billion in 2019 at a CAGR of 46.1%, and is expected to grow to US$119.6 billion in 2030 with a CAGR of 44.4% from 2019 to 2030. The diagram below shows the historical and forecasted China oncology big data market:

Source: Frost & Sullivan Analysis

China’s oncology pharmaceutical market increased from US$17.5 billion in 2015 to US$26.4 billion in 2019 at a CAGR of 10.8% and is expected to grow to US$95.0 billion in 2030 with a CAGR of 12.3% from 2019 to 2030, among which out-of-hospital oncology drug sales grow faster than in-hospital sales. The diagram below shows the historical and forecasted oncology pharmaceutical market in China inside and outside the hospital:

Source: Frost & Sullivan Analysis

Key Drivers of China Oncology Big Data Markets

The key drivers of China oncology big data markets can be summarized as below:

Urgency to improve cancer treatment outcomes: China has led emerging markets in oncology therapeutics spending and growth with nearly 4.4 million newly diagnosed incidents in 2019. Due to the complex nature of oncology, the treatment outcomes are often unsatisfactory. China’s 5-year patient survival rate is far lower than that of the U.S. in cancers such as prostate cancer, testis cancer, melanoma of skin, lymphoma and leukemia. In addition, there is a huge lag of available oncology therapies in China compared with developed regions. All these factors imply the great potential and upside of China’s oncology market. Oncology big data provides abundant recourses for researches and delivers effective treatment solutions, as well as convenience and effectiveness with accurate diagnosis and treatment advice for healthcare providers.

Demand for research and development acceleration: The average timespan of new drug development takes about ten years in China, which is extremely time and cost-consuming. Life sciences companies have been resorting to oncology big data for data analysis and decision-making. In contrast to the traditional drug discovery process, oncology big data is able to aggregate, structure and analyze all clinical data generated during research and development, transforming new drug development into a more comprehensive and cost-efficient process.

Burden of healthcare providers: Because of the large oncology population in China, hospitals are flooded with patients. Oncology big data provides effective assistance in diagnosis and disease management for healthcare providers and therefore improves healthcare service efficiency.

Real-world studies development: The importance of real-world studies in oncology has been increasingly recognized as randomized controlled trials might not always effectively represent the entire patient population affected by a specific cancer. Real-world study services which analyze a massive amount of real-world data from various sources can generate holistic insights and knowledge and high-quality evidence for both scientific and commercial purposes.

Favorable policies: Chinese government promulgated a series of policies to shorten the review and approval time span for innovative drugs’ IND and NDA applications, which will accelerate the commercialization of innovative drugs to address urgent and unmet clinical needs. The number of approved IND increased from 810 in 2016 to 926 in 2019. The number of approved innovative drugs increased from 8 in 2015 to 46 in 2019.

Future Trends of China Oncology Big Data Market

Advanced big data technology: With more hospitals and life sciences companies on board, oncology big data base will become larger, broader and more complex. More powerful data mining and data processing systems will be developed to provide faster and deeper data analysis services.

Diagnosis & treatment assistance: As the data amount increases, AI engines are trained to be faster and are able to handle more complex data with better accuracy, providing more precise AI-assisted screening and diagnosis, online consultation, remote prescription, drug delivery and medical follow-ups services. With thorough oncology big data analysis, physicians’ understandings of cancers can be elevated to a higher level to make smarter decisions and advise more effective treatments.

Real-world evidence for clinical studies: With increasing reorganization and application, real-world evidence would be utilized and accepted in more areas, such as post-launch surveillance programs, clinical studies and indication expansion trials, which can effectively reduce time and economic costs of research and development process.

Insurance design: Medical insurance is always in demand for the expensive cancer treatments. Deep market insight helps insurance companies effectively design products and better address the needs of different insured groups and therefore increase the penetration of commercial health insurance.

Entry Barriers of China’s Oncology Big Data Markets

The entry barriers to China’s oncology big data markets are high and summarized as below:

Coverage of hospitals: As medical resources are concentrated in top-tier cities in China, oncology patients usually have to move between hospitals in top-tier and lower-tier cities. It is important for life sciences companies to cover as many hospitals as possible to accumulate longitudinal medical data for generating actionable and accurate insights and creating high-value solutions. However, the access to hospital data and relevant collaboration have a certain degree of exclusivity, and therefore it is difficult for new entrants to obtain hospital coverage, especially the top ones specializing in oncology.

Accumulating follow-up data: Oncology is a typical critical disease which needs intensive medical resources and periodic follow-ups on patients to ensure effective treatments. The follow-up data of cancer patients is important for big data companies to review patient quality of life, factors that contribute to treatment intolerance or discontinuation, patterns of treatment switching and associated patient outcomes. However, such follow-up data might be difficult to generate by new entrants because it requires highly professional teams and well-established online engagement community.

Advanced technology capabilities: For oncology patients, there are a large quantity of image form records, which can only be converted into machine-readable language with advanced AI technologies. To generate the precise predictive result, life sciences companies also need to develop specific algorithms and models for different types of tumors, and every model needs to be continuously trained by massive data, which sets an extremely high barrier to enter the market.

Competitive Landscape of the Healthcare Big Data Solutions Market

Real-world data has to be robust and of high quality to generate valuable evidence that meets the need of healthcare decision-makers. Therefore, real-world data should possess the features of high quality, complete, transparent, generalizable, timely and scalable. There are four types of service providers in China’s healthcare big data solutions market, including traditional IT companies with healthcare services, traditional CROs, healthcare consulting companies and healthcare big data solution specialists. Traditional IT companies with healthcare services mainly focus on the traditional healthcare hardware and software systems services and digital construction services based on healthcare big data, targeting hospitals and government supervision and policy departments. Traditional CROs primarily focus on the research in life sciences and aim to provide life sciences companies with solutions supported by digitalization and real-world data. Healthcare consulting companies provide digital solutions and insights for life sciences companies based on their life sciences knowledge and commercialization experiences. Healthcare big data solution specialists, which our company belongs to, are dedicated to the healthcare big data solutions market, with professional expertise to provide cutting-edge big data technologies and tailored services to clients. Healthcare big data solution specialists can integrate data science, commercial consulting and real-world study services.

The table below shows the market landscape and key competitors within healthcare big data solution specialists with respective big data capacities and offerings in the global healthcare big data solutions market:

As of December 31, 2020

Source: Company Data, Frost & Sullivan Analysis

Cohort is a series of relevant data from a group of individuals in the source population that is classified by defined characteristics and tracked over a period of time to determine the specific outcome. The dimension, the completeness and quality of the cohort directly determine its role and credibility in real-world studies. The main dimensions of a cohort include data collection and research in hospital, outside hospital, and outcome tracking. LinkDoc had the largest real-world study service revenue in China in 2020, with a market share of over 10% while the second-largest player in China accounted for a market share of 6.5%.

The table below shows the cohort building capacities of key competitors within healthcare big data solution specialists in the global healthcare big data solutions market:

Source:	Company Data, Frost & Sullivan Analysis

Notes:

(1)	Source: gene test reports

(2)	Company A is a medical artificial intelligence technology company in China that provides innovative medical solutions driven by data intelligence.

(3)	Company B is a healthcare technology and services company in the U.S. focused on accelerating cancer research and improving patient care.

(4)	Company C is a company in the U.S. that makes precision medicine a reality through the application of AI to healthcare and the insights drawn from clinical data and molecular databases.

Source: Company Data, Frost & Sullivan analysis

BUSINESS

Our Mission

Care data, Care life. We believe every patient journey tells a powerful story that teaches us something new about the disease and helps us find more effective treatment for future generations.

At LinkDoc, our mission is to make precision medicine and personalized care a reality by uncovering the story of every patient journey through the power of data and artificial intelligence.

Who We Are

We are a leading data-driven and AI-enabled healthcare technology company in terms of first-mover in cultivating high-quality medical data assets with the largest set of China oncology cohorts, according to Frost & Sullivan. We have successfully built China’s largest data-driven digital infrastructure for precision medicine, according to Frost & Sullivan, which consists of LinkCare, a digital continuous care platform for patients with critical diseases, LinkData, an AI-enabled curation system for longitudinal medical data, and LinkSolutions, a data-driven precision life sciences solution platform that helps life sciences companies accelerate clinical research and real-world evidence adoption. These three subsystems interact with one another to form an innovative data-driven digital infrastructure for personalized care and precision medicine with powerful flywheel effects, as illustrated by the following diagram.

LinkCare Platform is a patient-centric digital continuous care platform for patients with critical diseases. The platform integrates online and offline channels to help patients, especially those who suffer from cancer, better manage their illnesses as a chronic condition in and out of hospital. Working with healthcare providers and life sciences companies, we have conducted a large-scale multi-center retrospective study with a sample of 10,000 Chinese lung cancer patients which demonstrated that our LinkCare Platform has improved patients’ survival rates meaningfully. We conduct personalized follow-up care through our call centers and online channels, and allow patients to consult physicians online via our internet hospital and receive personalized disease management, which we refer to as patient management as a service. Since April 2015, we have accumulatively cared for over 3.5 million patients and provided longitudinal care for over 2.5 million patients. Our platform has become the largest oncology patient-centric continuous care platform in China, according to Frost & Sullivan. To improve the quality of patient treatment, we also provide AI diagnosis and treatment services to hospitals to assist physicians with disease-specific analysis.

As part of our digital continuous care platform, we have also built a growing nationwide network of 34 patient care centers as of March 31, 2021, increasing from 24 in the beginning of 2019 to 33 by the end of 2020, covering 28 provinces to provide continuous patient care solutions. These patient care centers provide patients with access to innovative therapeutic solutions and medication services and serve as a point of patient engagement with our digital continuous care platform. Through these touchpoints, we also collect, with patient consent, full longitudinal patient data with outcomes, which then becomes part of the input into our continuous care platform and our LinkData System.

We monetize the LinkCare business through multiple channels: Currently our continuous patient care solutions generate the largest proportion of revenue through the sale of innovative medications, auxiliary medications and nutrition medications through our patient care centers, and providing infusion or injection services and other ancillary services to patients. The patient management as a service increases patient adherence, which not only improves patients’ treatment outcomes but also helps life sciences companies grow sales. Thus we monetize patient management as a service through charging service fees based on service contracts with life sciences companies and medical associations. We monetize our AI diagnosis and treatment services through charging system and service fees for our proprietary real-world data driven decision support system and on-premise solutions based on service contracts with hospitals. We intend to diversify our monetization model by providing more value-added services to patients, such as digital therapeutics and post-treatment patient care package, while expect that continuous patient care solutions will remain our major monetization method considering the patients’ current healthcare spending structure in China.

LinkData System is an AI-enabled curation system for longitudinal medical data. We use proprietary technology to establish cohorts and generate insights from these data. We are a first mover in cultivating high-quality medical data assets with the largest set of China oncology cohorts, according to Frost & Sullivan. High-quality cohorts are the cornerstone for our LinkSolutions, enabling life sciences companies to improve their drug development and commercialization efficiency. Our proprietary AI Engine is powered by knowledge graph, symbolic knowledge inference models, deep learning and other machine learning algorithms and is able to find correlations, patterns and build predictive models by analyzing healthcare data to deliver more personalized patient care on the LinkCare Platform.

LinkData is our core technology platform and R&D engine instead of monetization channel. We utilize its technology and monetize through LinkSolutions Platform and LinkCare Platform. Certain technology solutions developed based on our LinkData system, such as our proprietary real-world data driven decision support systems and clinical trial management systems, are monetized either on our LinkCare Platform or as part of our LinkSolutions offerings.

LinkSolutions is a platform driven by real-world data, or RWD, that provides precision life sciences solutions to life sciences companies throughout their clinical and commercialization stages. Leveraging the strong patient and physician engagement capabilities on LinkCare Platform, and diverse patient cohorts we established through the LinkData System, our solutions include real-world study services, or RWS services, data insights and clinical trial matching. We are widely recognized as the industry leader and pioneer in the development and application of real-world evidence, or RWE, in China, with the highest real-world study services revenue in China in 2020, accounting for a market share of over 10%, according to Frost & Sullivan. The number of our active life sciences company customers was 176 in 2020 and 169 in the first quarter of 2021. As of March 31, 2021, our LinkSolutions services supported over 310 principal investigators, and covered approximately 57% of total approved new oncological indications that applied for clinical trials between 2017 and March 31, 2021 in China.

We monetize the LinkSolutions business through multiple channels: We generate revenue from real-world study services by charging service fees for integrated clinical research services, including clinical trials research and management services, data collection and verification, on-site monitoring, safeguarding data quality and integrity, clinical data management and reporting services based on contracts with life sciences companies and hospitals. We generate revenue from data insights by charging fees either for customized research reports or access to our proprietary data analysis platform based on service contracts with life sciences companies. We generate revenue from clinical trial matching services by charging service fees for matching qualified candidates for enrollment in clinical trials based on recruitment contracts with life sciences companies. We intend to diversify our monetization model by supporting more real-word evidence application scenarios, by strengthening our data analytical capability, and continuously optimizing our technology platform and deepening our relationships with life sciences companies and hospitals.

LinkDoc Flywheel is created by the interaction of these three subsystems centered around LinkData, as illustrated by the following diagram. As LinkCare Platform serves more patients and physicians, we accumulate more unique real-world data. On one hand, as we process more real-world data through LinkData, its underlying AI Engine self-reinforces and becomes more intelligent over time, which in turn drives the continuous improvement of the LinkCare Platform and future development of novel digital therapeutics. On the other hand, as more unique real-world data leads to more patient cohorts established through LinkData, we can develop more new use cases for LinkSolutions. As more life sciences company customers use LinkSolutions for their clinical research and commercial adoption, we can develop stronger data curation capabilities for LinkData and serve more patients and physicians on the LinkCare Platform. This virtuous cycle fuels our growth, strengthens our relationship with key industry stakeholders, and, as a result, solidifies our leadership position.

Where We Come From

Due to changes in life style, diet, and population aging in China, oncology and other chronic diseases are constantly increasing. The new cancer incidences in China were higher than any other country in the world in 2019. However, because of the unbalanced distribution of healthcare resources, patients may lose access to their initial point of care and medication service after they return home, resulting in low patient adherence and which usually leads to lower survival rate. In the meantime, due to scattered healthcare resources, an experience-based training model, accumulating and sharing know-how effectively and managing patients efficiently post their discharge from hospitals especially for critical diseases such as oncology becomes challenging. Life sciences companies face challenges for long period drug development and long cycle of drug commercialization and at the same time, they are lacking of effective methods to collect feedback in the real world from patients and physicians in terms of drug usage and effect and are also unable to leverage this type of insights for potential indication expansion.

To fulfill the unmet needs of key stakeholders within the healthcare system in China, in November 2014, we started our journey with the initial inspiration of creating insights by linking documents and linking doctors and thus we name our company as LinkDoc. Along the way, we are pursuing the vision to “care life” by digitalizing healthcare infrastructure to enable personalized patient care for everyone. We focus on oncology, one of the most complex and aggressive diseases, and we believe by tackling one of the most complicated disease could serve as a good foundation to leverage the experience and apply to other critical diseases. We have made great achievements in a short time since our inception: 1) as of December 31, 2015, we collaborated with around 80 hospitals to establish lung cancer research centers, 2) as of December 31, 2017, we accumulatively provided services to around 1 million patients, 3) in 2018, the academic paper supported by us won Merit Award from American Society of Clinical Oncology (ASCO), and 4) as of December 31, 2019, our services realized 100% coverage of top 30 oncology diseases.

We began with collaborating with top hospitals, where the leading KOLs and best medical resources are centralized. To make the most out of the valuable experience of oncologists, we strategically focused our efforts on providing data solutions to oncologists in Class IIIA oncology hospitals, who have access to the most comprehensive oncology cases in China which is a critical foundation for producing high quality clinical data. We help them structure research-grade clinical data through big data and AI technologies and accumulate data insights in the meantime, which is the prototype of LinkData.

We are committed to providing better care for patients. At LinkDoc, we believe that learning from the experience of every patient is critical to improving the quality of care and accelerating research. As a natural extension of partnering with hospitals and top oncologists, we conducted numerous carefully-designed patient follow-ups, launched our internet hospital to connect patients with physicians and launched disease management solutions. For patients in dire needs for innovative drugs, we built a nationwide network of patient care centers to provide them with easy access to high-quality medication services at the venues of their choice. We also cooperated with insurance service providers to improve medical services for the insured. These offerings to patients are integrated with our LinkCare Platform to improve patient care and accumulate more real-world data, which makes LinkData stronger.

We believe that big and high-quality data and the effective real-world evidence applications hold the key to transforming drug development and commercialization. To lower the prohibitively high cost of data processing while maintaining high data quality, we have in-house developed our proprietary double-reading / entry system (DRESS) engine and Fellow-X intelligent system. To accelerate innovative drugs research and development, indication expansion, commercialization and the adoption of precision medicine that will benefit many oncology patients, we proactively shape the regulatory policy for real-world evidence applications. Our co-founder, Mr. Ligang Luo, participated as the external expert and representative from the industry in the issuance of the first guidance on real-world data used for real-world evidence generation by Chinese Center for Drug Evaluation in 2020. We are gradually expanding our offerings on LinkSolutions to meet the most comprehensive client needs throughout the full life cycle of a drug covering the entire clinical and commercial stages.

What We Have Achieved

While we believe we are only at the beginning of our journey, our results speak to the progress already achieved.

Notes:

(1) According to the Frost & Sullivan Report.
(2) As of March 31, 2021 unless otherwise indicated.

Our Value Propositions

Our technology-enabled digital platform offers comprehensive online plus offline medical services along the longitudinal patient journey and advances precision medicine development. Leveraging our extensive user reach and strong data collection and analytics capabilities, we empower various key participants along the healthcare value chain and offer them compelling value propositions.

Value Propositions to Patients

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Full life cycle disease management: We offer full life cycle disease management to patients throughout the entire diagnosis and treatment process inside and outside of hospital, making patients feel they are managing the disease and the treatment progress is under control.

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Better access to medical resources: LinkCare Platform, with online and offline touchpoints, transforms the overall patient experience to make scarce medical resources accessible to all patients beyond geographical constraints.

•	Improved healthcare outcomes: Our services prolong the critical disease patient journey by increasing their life expectancy.

Value Propositions to Healthcare Providers

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Higher operational efficiency: We transform the huge amount of scattered data into standardized and structured data and enable hospitals and physicians to make data-informed decisions, increase outpatient appointments, and raise patient management efficiencies.

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Better accuracy of clinical diagnostics: AI diagnosis and treatment services offer oncology-specific analysis, supporting physicians throughout the entire diagnosis and treatment process by enabling intelligent interpretations, predictions and recommendations.

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Stronger support to clinical research: LinkSolutions provides integrated solutions to support clinical researches by physicians and medical institutions, spanning research prior to project establishment, data analytics and integration, project management and final real-word evidence delivery.

Value Propositions to Life Sciences Companies

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Enabling adoption of real-world evidence in clinical studies: Leveraging the diverse cohorts distilled from massive heterogeneous medical data, we are able to provide real-world study services for life sciences companies, and create impacts throughout research and development and commercial stages.

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Acceleration of clinical studies: We use unique adaptive machine learning algorithms to match the alterations to a library of known signaling pathways and drug targets and to predict the effectiveness of personalized therapies and points of resistance. We are able to deliver to life sciences companies integrated and comprehensive results aimed to arrive at optimal patients’ suitability for specific clinical trials.

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Reduced cost for post clinical launch: Our sophisticated retrospective database analytics, prospective real-world data collection technology platforms and scientific expertise enable us to address critical healthcare issues of cost, value and patient outcomes.

Value Propositions to Insurance Companies

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Improve customer experience for insurance companies: By integrating our patient service with commercial health insurance products, we help such products better address the needs of different insured groups.

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Data insights for tailored insurance products and sales: We utilize our analytics capabilities to find patterns and generate actionable insights to facilitate differentiated insurance product design and targeted insurance sales.

Our Industry Opportunities

We believe we are well-equipped to capture the tremendous market opportunities.

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China healthcare market: China is the second largest healthcare market in the world in terms of national healthcare expenditure for the year ended December 31, 2019 at US$944 billion, growing at a CAGR of 9.7% from 2015. With the increase of health awareness and personal disposable income, the total national healthcare expenditure is expected to boost up to US$2,529 billion in 2030, at a CAGR of 9.4% from 2019 to 2030.

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China healthcare big data solution market: Recognizing the strategic value of healthcare big data, the total market size of the healthcare big data solution market is increasing rapidly from US$1.0 billion in

2015 to US$4.1 billion in 2019 at a CAGR of 43.9%, and is expected to reach US$215.4 billion in 2030, at a CAGR of 43.3% from 2019 to 2030. Healthcare big data can be divided into real-world data and other healthcare big data, such as hospital operational data, etc. China’s real-world study service market demonstrated exponential growth from 2015 to 2030. The market size of China real-world study service increased from US$2.4 million in 2015 to US$41.7 million in 2019, and is expected to grow to US$7,390.9 million in 2030 with a CAGR of 60.1% from 2019 to 2030.

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Oncology big data solution markets: Among all therapeutic areas in China, oncology has the highest growth rate in healthcare expenditures, driven by the world’s largest oncology patient pool. The market size of oncology big data increased from US$0.5 billion in 2015 to US$2.1 billion in 2019 at a CAGR of 46.1%, and is expected to grow to US$119.6 billion in 2030 with a CAGR of 44.4% from 2019 to 2030.

Our Competitive Strengths

We believe the followings are our key competitive strengths:

World-leading proprietary technology platform with transformative efficiency, quality and accuracy

We are devoted to advancing state-of-the-art medical data technology, processes and analytics to unlock the critical data bottleneck in healthcare by generating high-quality data with transformative efficiency, quality and accuracy. We have developed industry-leading and differentiated technologies and have built the largest oncology patient cohorts in China capable of integrating clinical, genomic and outcome data on the individual level to systematize raw patient data at a new level of efficiency and accuracy.

The heart of our data process platform is our proprietary double-reading / entry system (DRESS) engine and Fellow-X intelligent system. As compared to a skillful data inputter, our DRESS engine improves the data processing speed by 7.5 times and the data quality by 20 times, achieving an overall reproducibility of around 0.98, close to the perfect reproducibility of 1.00. We have jointly published a journal article with Fred Hutchinson Cancer Research Center on DRESS engine as a world leading innovative data processing solution technology. Our Fellow-X System empowers our DRESS engine, the fully automated AI engine managing all de-identified clinical data, which provides a scalable solution for fast-growing data that is 100 thousand times faster than manually operation. Our DRESS engine and Fellow-X intelligent system shorten the processing time for one set of medical records from two hours to 17 minutes, while maintaining high data quality. The rate for manual verification is reduced to as low as 5%. The cost of data curation for oncology medical records dropped from hundreds of Renminbi to tens of Renminbi per piece.

Our data platform is continuously self-reinforcing and becoming more intelligent over time as we process more data and accumulate more insights and knowledge. It also enables a wide range of services and solutions in various application scenarios and interactions with patients and other healthcare industry stakeholders.

Largest set of China oncology cohorts leveraging nationwide hospital and health system coverage

Research of high-quality cohorts has revealed some of the most important medical findings, such as it is better to have the surgical therapy for an operable breast cancer patient if their objective response rate of neoadjuvant chemotherapy is low, and are on the verge of producing many exciting findings and real-world evidences that will substantially impact the healthcare industry. However, the other side of the coin is that high-value cohort studies are often time consuming by design and very costly to follow up. For example, if we have to study the benefits of neoadjuvant chemotherapy for operable breast cancer patients, we may have to follow them up for many years before the outcome occurs. We developed an innovative and cost-effective approach to building infrastructure for the largest set of China oncology cohorts fitting for producing important real-world evidences and findings, according to Frost & Sullivan.

We have built China’s largest set of oncology cohorts in the past six years. Among the healthcare industry stakeholders, elite oncology hospitals and oncologists were the key to developing our technology infrastructure and solutions. Our internet hospital connected to the hospital information system of cooperative hospitals creates a platform with a centralized health database and facilitates seamless transfer of medical information, resources and patients among different healthcare service providers. Besides, we work with top oncology hospitals and oncologists to establish research networks, enabling high-quality medical research using healthcare data of greater breadth and depth under proper authorization. Our platform connects over two million patients’ over nine million pieces of longitudinal healthcare records, as well as partners with over 330 hospitals. Relying on our expansive hospital network connected to LinkCare Platform, healthcare providers and researchers can access a previously untapped pool of information in uniformed structure to actively track the health conditions of the patients and collect longitudinal out-of-hospital data to develop more insights into critical disease treatment outcomes, including over 43,000 patients enrolled to follow-up programs for more than five years.

Our deep and diverse cohorts have already nurtured numerous high-impact studies and generated numerous valuable findings. In 2019, we provided platform and data support in Project NVWA, an ongoing gynecological cancer research project, the data generated from which supported the publishing of four abstracts and two oral reports at authoritative international academic conferences. Life sciences companies have been using our high-quality data throughout clinical and commercial stages of drug development, from trial design to long-term clinical outcome monitoring. As more patient events accumulate during our service to patients throughout their patient journey, our cohorts are constantly enriched, providing increasingly valuable insights and real-world evidences to healthcare providers and researchers. This first-mover advantage generated from our large pool of information in uniformed structure and diverse cohorts attracts more researchers and life sciences companies to tap into our cohorts’ value, which in turn fertilizes our hospital network and solidifies our leading position in the industry.

Uniquely enabled real-world evidence applications in and beyond oncology

We are widely recognized as the strong industry leader and pioneer in the development and application of real-world evidence in China with the largest real-world study services revenue in 2020, accounting for a market share of over 10%, according to Frost & Sullivan. The market size of China real-world study service increased from US$2.4 million in 2015 to US$41.7 million in 2019, and is expected to grow to US$7,390.9 million in 2030 with a CAGR of 60.1% from 2019 to 2030, driven by the tailwind of supportive government policies released over short intervals at an accelerating pace. Our unique and extensive experience positions us at the forefront of policy-shaping for real-world evidence. Our co-founder, Mr. Ligang Luo, participated as the only external expert and the only representative from the industry in the issuance of the first guidance on real-world data used for real-world evidence generation by CDE in 2020. Our digitalized real-world data operating system defines the industry standard for transparency and traceability and impacts the government guidelines.

As a leader and pioneer in the application of real-world evidence in China, our LinkSolutions can meet the most comprehensive client needs throughout the full life cycle of a precision medicine covering the entire clinical and commercial stages. Among these needs, the ones highly related to high-quality individual-level analysis, such as patient recruitment, trial design, long-term clinical outcomes and launch diagnostics, can only be fulfilled by exploiting real-word evidences distilled from high-quality real-world data and well-maintained cohorts. We are in a unique position to collect the crown jewel equipped with our transformative data curation capabilities, our largest set of China oncology cohorts, and our digitalized real-world evidence operating system with industry leading transparency and traceability. A total of approximately 400 LinkSolutions projects were being performed as of March 31, 2021, many of which covered “from launch to growth.” For example, since the launch of a tyrosine kinase inhibitor tyrosine kinase inhibitor drug in China in 2017, we have provided a series of services such as patient flow analysis, retrospective study on patients, and medical insights analysis.

Our deep dive into the oncology field enables us to develop real-world evidence capabilities covering a wide range of oncology types with a focus on core cancer types such as lung cancer and ovarian cancer. Our patient care and data capabilities forged in the oncology field also demonstrate transferability to handle other critical diseases with similarly complex patient journeys and need for precision medicine, such as rare diseases, ophthalmology and autoimmune diseases.

Disruptive solutions provide significant value-add to healthcare industry stakeholders and generate a diversified revenue mix

The combination of state-of-the-art data technology, extensive longitudinal medical data, the largest set of China oncology cohorts and industry-leading real-world evidence capabilities, catalyzed by our “Care Data, Care Life” philosophy, allows us to provide significant value-add to healthcare industry stakeholders and generates a diversified revenue mix.

The ultimate goal of the entire healthcare system is to improve life quality and expectancy of patients. LinkCare provides patients with easy access to scarce and high-quality medical resources, including innovative drugs beyond geographical constraints, and enhances the patient experience by providing additional care through hosting patient educational events, offline activities such as patient education seminars, and mental health counseling to help patients stay strong along the journey. Our multi-center real-world study in China involving patients with stage I-IIIa non-small cell lung cancer has demonstrated a significant increase in overall patient survival time and survival rate in cases where we conduct active follow-ups as compared to cases with only traditional patient voluntary follow-ups.

One of the biggest challenges faced by life sciences companies is the costly and time-consuming clinical trial process. Our LinkSolutions ease the burden on life sciences companies by accelerating patient recruitment and matching patients with optimal suitability for specific clinical trials, and generating high-quality real-world evidence serving as evidence for accelerating indication expansion, significantly increasing the efficiency and lowering the cost of drug development. To maximize the commercial potential and benefit more patients, we utilize our analytics capabilities to find patterns and generate actionable insights to facilitate targeted drug sales to the most relevant group of oncology patients.

As a result of the substantial value-add we provide to different stakeholders, we have realized a diversified and expanding revenue mix consisting of continuous patient care solution, patient management service and AI diagnosis and treatment from the LinkCare Platform, and real-world study services, clinical trial matching services and data insights services from LinkSolutions. We believe we are well-positioned to monetize through our diversified services along the healthcare value chain, as we launch more solutions.

Strong validation from our expanding customer base among leading life sciences players

As a leading oncology partner in China, our offerings have been validated by both multinational companies and local companies. As of March 31, 2021, we had served 85% of the top 20 global life sciences companies, 48% of the leading life sciences companies listed in Hong Kong, and 90% of the top 10 life sciences companies in China. We define customers who fall within these categories as our key account, or KA, customers, since these top life sciences companies are quickly adapting to the big data transformation in the healthcare industry and increasing their spending on big data solutions. We believe these KA customers’ needs for big data solutions are recurring and complex, and will grow in terms of volume and diversity. Some of our current LinkSolutions business is generated from existing client referrals. Our retention rate for KA customers, which we define as the percentage of our KA customers at any given time who had been our customers one year earlier, was approximately 88% as of December 31, 2020. As the insights and high-quality real-world data we accumulate become increasingly recognized and accepted as objective outcome measurements, we win the trust and more business opportunities from industry-leading life sciences companies and benefit from our solid partnerships. Another validation from our customers is the depth of our involvement in their oncology research. We have served 57% of total approved new oncological indications that applied for clinical trials between 2017 and March 31, 2021 in China.

Deeply experienced and multidisciplinary management team with strong shareholder support

Our success begins with our people and we have built a multidisciplinary management team across computer science, medical and data science, clinical operation, artificial intelligence, finance and consulting, and sales and marketing with an average of approximately 18 years’ experience in the industry.

Tianze Zhang, our founder and Chief Executive Officer, is a serial entrepreneur driven by the passion to transform the healthcare industry with big data. After working for Tencent and Alibaba, he successfully built Trustone, a HIS service provider to pharmaceutical and medical institutions before he founded LinkDoc. Mr. Zhang is the Director of Beijing, Tianjin and Hebei Health and Medical Big Data Industry Promotion Association, and the Secretary General of Intelligent Medical Expert Committee of Chinese Society of Clinical Oncology. Mr. Zhang’s deep experience in the healthcare industries makes him a visionary leader to spearhead the growth of our company.

Chunlin Fan, our Chief Financial Officer, has over 23 years of corporate finance and managerial experience in major transnational enterprises and investment banks. Ligang Luo, our co-founder, Chief Operating Officer and Chief Technology Officer, used to work in Baidu and lead the development of a modern MPP analytical database product, which are still part of the data infrastructure of some leading technology companies. In 2020, as the only external expert, Mr. Luo participated in the drafting of CDE’s “Guiding Principles of Real-world Data for Generating Real-world Evidence”. Anfeng Guo, our Chief Commercial Officer, has over 20 years of experience in the healthcare industries. Mr. Guo led the launch of Opdivo, which is China’s first immune-oncology drug. Liping Li, our co-founder and Executive Vice President, is a seasoned expert with more than 20 years of experience in the medical industry. Dr. Tong Guo, our executive vice president, used to hold various management positions in IQVIA, Bayer and Gem Flower Pharma Tech, with over 20 years of industrial and academic experiences in the industry. Mr. Peng Du, our Chief Human Resources Officer, as a former Ernst & Young consulting partner, has over 15 years of experience in human resources management.

We are backed by strong strategic investors such as Ali Health, financial investors with a focus on healthcare or TMT industries, technology focused investors and sovereign wealth funds. The cooperation with leading industry players such as Ali Health will connect and integrate the respective strengths of the parties to offer optimization services to the healthcare industry stakeholders.

Our Growth Strategies

To transform the industry at scale, we plan to pursue growth through the following avenues:

Further expand patient coverage and augment the value of our LinkCare Platform

We plan to further promote our brand and expand geographic coverage to increase our oncology patient base in China in the next three years. To achieve this goal, we intend to further expand our partnership with Class IIIA hospitals, especially hospitals with strong oncology departments. We also aim to deepen our existing partnerships with hospitals and physicians to improve our service penetration by attracting more patients to our LinkCare Platform.

We also plan to further augment the value of our LinkCare Platform by diversifying the online and offline services on the platform to reach, serve and retain more hospitals, physicians and patients. For the continuous patient care solutions, we will strengthen and expand our patient care centers’ geographic coverage and further diversify and optimize the product and service offerings to achieve higher patient adherence and profitability through introducing more innovative medications, auxiliary medications and nutrition medications, refining medication selection, as well as offering more adverse effect management, medication guidance, nutrition guidance, expert live broadcast and patient education activities. We expect that sales of innovative medications, auxiliary medications and nutrition medications to patients will remain our major monetization method considering the patients’ healthcare spending structure in China. For the patient management as a service, we are now developing, together with leading multi-national life sciences companies and oncologists, an advanced China oncology digital therapeutics based on the AI Engine and accumulated medical insights and we are seeking regulatory approval. The digital therapeutics mainly include evidence-based and personalized therapeutic interventions, including among other things, follow-up and medication reminder, symptom monitoring, recovery plan, and physician interventions, to be directly provided to patients to extend their life expectancy and increase their quality of life. We also plan to develop new service offerings on the LinkCare Platform such as a cancer care membership plan which will give patients direct access to our rich online and offline healthcare resources, such as consultations by leading oncologists, a wide selection of innovative medications and intelligent disease management supported by wearable devices to diversify the revenue mix.

Deepen penetration into existing markets and diversify LinkSolutions

Guided by our deep understanding of our clients’ needs for precision life sciences solutions, we plan to focus on deepening our penetration into existing market and prioritize growing our share of the budget from existing clients.

The data is clear that the value of and the need for real-world evidence is growing in life sciences. Real-world evidence has shown immense value for companies that have invested their resources in this area, and we believe there will be an increase in life sciences companies’ budgets for real-world study services. To capture a bigger share of the increasing budgets, we plan to adopt a total solutions approach. This approach entails leveraging our ability to provide comprehensive precision life sciences solutions to serve more phases across the drug development and commercialization life cycle. It also entails maximizing the value of real-world evidence across different functions of the same client, such as research and development, regulatory, commercial and medical departments. Besides, we plan to further diversify the deliverables we provide to our clients and provide more cloud-based solutions that are more scalable. In addition, we plan to expand the functions of our current solutions, such as to upgrade our clinical trial matching services to randomized controlled trial (RCT) acceleration services, which will cover both the matching and the management of patients in clinical studies to more efficiently generate research results.

Furthermore, we plan to continue grow our life sciences client base beyond the top players as we believe their decision-makers are also turning to real-world evidence to increase efficiency and reduce costs under urgent pressure to quickly and affordably develop products and drive product usage.

Strengthen data analytical capability and continuously optimize the technology platform

We will continue to strengthen our core capabilities, including data processing technology and machine learning algorithms, and enhance our ability to deliver solutions responsive to our customers’ needs, aiming to build LinkDoc as the leading post-launch platform in China. To this end, we will continue to attract and retain the best minds in the fields of AI and data science, experienced professionals with a deep understanding of the healthcare industry and also top talents with strong knowledge in the healthcare domain, equipping ourselves with a stronger and more balanced mix of skill sets to continuously drive the improvement of our technology infrastructure and engine, and strengthen the entry barriers to other technology companies based on massive accumulated real-world data.

Supported by our technology-enabled digital platform, we plan to reinforce our data analytics and application capabilities to improve the efficiency of our service and achieve further integration of online and offline medical services. We will continue to invest in various technologies such as AI to constantly improve our data quality and expand the application and adoption of real-world evidence in commercial settings, such as serving as an evidence base for indication expansion and the acceleration of peak sales cycle of certain medications.

Expand therapeutic areas driven by unmet medical needs and drug innovations

Oncology and other critical diseases, by nature, pose many similar diagnosis, treatment and research and development challenges, such as geographical constraints of qualified hospitals, the needs for long-term monitoring, limited access to innovative medications and the needs to high-quality data and cohorts. Our data-driven digital infrastructure consisting of LinkCare, LinkData and LinkSolutions is established to crack these difficult challenges and can be easily transferred to other therapeutic areas. Leveraging our success in oncology, we plan to further expand the coverage of our data ecosystem to other therapeutic areas with unmet medical needs, such as rare diseases, ophthalmology and autoimmune diseases. The growth rate of NDA approved by the NMPA is 290% from 2016 to 2019. Our precision life sciences solutions also have the potential to substantially empower drug innovations in these therapeutic areas to capture the massive market opportunities.

Pursue strategic collaboration and selective acquisitions to strengthen existing ecosystem

We intend to continue to grow our user base, expand our service offerings, enhance our technological leadership and optimize our patient service platform through strategic partnerships, collaborations, investment and merger and acquisition opportunities that could bring synergy with our existing businesses.

Supported by our proven track records of identifying and integrating strategic assets such as our acquisition of the clinical trial matching business unit in 2018, we plan to acquire domestic and overseas companies with value-add solution models within the oncology area or advanced technology and service solutions covering other therapeutic areas.

In order to provide better and more comprehensive whole life services for more oncology patients, we intend to cooperate with a top healthcare technology platform company to build an online oncology patient platform to strengthen our leading position in the industry.

Our Business

LinkCare—a digital continuous care platform for patients with critical diseases

We have built a digital platform to help patients with critical diseases, starting with those who suffer from cancer, better manage their illnesses as a chronic condition together with healthcare providers and life sciences companies. The platform has four forms of patient touch points for the longitudinal critical disease patient journey as illustrated by the following diagram.

A critical disease patient will usually go through the following stages.

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Screening & Diagnosis: Typically, a critical disease patient journey begins with the patient identifying or suspecting his or her health issues and taking the action to address them. As a serious and complicated disease, official diagnosis of critical diseases requires face-to-face appointments and examinations with specialist physicians in qualified hospitals, usually Class IIIA hospitals in top-tier cities. Diagnostic delays or underdiagnoses are common due to insufficient screening skills, a lack of disease knowledge and early lesions not easily amenable to human identification.

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Treatment: Patient conditions may vary significantly due to the complicated nature of critical diseases, and treatments tailored to each specific patient can render better effects. The quality of treatment is closely related to the experiences and know-how of the physicians, especially so for critical diseases. However, these experiences and know-how can hardly be shared and reused among physicians.

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Disease Management: After completion of an initial course of treatment and discharge from the hospital, continuous supervision and long-term treatment are necessary for patient survival and rehabilitation due to the critical nature of such diseases. As medical resources are concentrated in top-tier cities, a large number of patients lose access to their initial point of care due to geographical constraints.

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Medication: As the PRC medical reform goes on, national healthcare policy promote the development of innovative drugs. Due to national reimbursement restraint, high-cost innovative drug prescriptions have flowed out of hospitals. Critical disease patients have to seek alternative medication supplies and medical care outside the hospital.

Our LinkCare Platform is designed to work alongside physicians to help critical disease patients stay as strong and stable as possible throughout their patient journey, making them feel they are managing the disease, and not the other way round. The platform effectively addresses the challenges faced by critical disease patients with four touch points in the form of clinical empowerment care, voice care, virtual care and physical care, consisting of Hubble, a proprietary data-driven decision support system, a centralized call center, patient management as a service powered by our internet hospital and a nationwide network of patient care centers. Leveraging this platform, we also capture, with patient consents and hospital authorization, longitudinal patient outcomes that are traditionally unavailable. With the help of the LinkCare Platform, patient life expectancy substantially extends as supported by robust real-world evidences derived from large-sample retrospective study.

The table below sets forth our service touch points and corresponding business lines.

LinkCare Platform Touch Points	LinkCare Business Lines

•	Clinical Empowerment Care: We support physicians throughout the screening, diagnosis and treatment process to provide improved care to patients by enabling intelligent interpretations,

predictions and recommendations. We also empower physicians to connect to patients during their treatment for continuous supervision after their discharges in a more cost-effective manner. See “– Virtue Care – Physician care extension.” Clinical empowerment care is the touch point for us to provide AI diagnosis and treatment services.

We provide AI diagnosis and treatment services through service contracts with hospitals to offer disease-specific analysis for physicians to support their decisions with our Hubble system. Hubble has been trained by over one million pieces electronic medical records, or EMR, and is able to offer AI-powered diagnostic assistance to identify imaging pattern changes that are not easily amenable to human identification. It also codifies the experience of elite medical experts through machine learning and knowledge base construction. Leveraging constantly refined patient tags distilled by our AI Engine, Hubble depicts increasingly accurate patient profiles and provides more precise recommendations tailored to each individual patient. For details about our technology that empowers our Hubble solutions, please see “Business – Our Technology Capabilities.”

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Diagnosis and treatment support: In particular, we utilize our Hubble solutions to assist physicians in screening and treatment of lung cancer, including screening of lung nodule, benign/ malignant identification, lesions tracking and analysis, and treatment effect and adverse effect predictions. Application of Hubble can promote the establishment of outpatient departments specializing in lung nodule screening and early diagnosis of potential lung cancer patients. According to a retrospective study conducted by The First Affiliated Hospital of Xiamen University, lung cancer diagnoses supported by our Hubble system demonstrated a high accuracy with 96.3% in sensitivity and 90.0% in specificity.

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Broadly used and recognized: We have provided Hubble services to nationwide institutions, including top-tier Class IIIA oncology hospitals in China, such as Beijing Cancer Hospital, Liaoning Cancer Hospital and Tianjin Chest Hospital. We are also working closely with well-known oncologists to conduct collaborative clinical research programs. As of the date of this Prospectus, Hubble has assisted physicians in lung nodule screening for nearly one million patients.

–	Accreditation from regulatory authority: Hubble has obtained regulatory registration as a Class II medical device in China, which is an accreditation to its efficacy.

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Voice Care: We conduct personalized medical follow-up calls to help patients of critical diseases to better manage their conditions and collect related real-world data. Voice care is a touch point for us to provide patient management as a service, which not only improves patients’ treatment outcomes but also helps life sciences companies grow sales. Thus we monetize patient management as a service through charging service fees based on service contracts with life sciences companies and medical associations.

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AI-driven communications: Upon obtaining proper patient consents and hospital authorizations, our well-trained practitioners in our centralized call centers make calls according to a well-paced schedule to patients. During the calls, the questions raised and the information communicated to the patients are designed, iterated and personalized leveraging our AI Engine to improve patient compliance and collect information that accurately reflect the patients’ disease progress. The information collected from the call also become inputs to our AI Engine. We provide various services, such as compliance monitoring, symptom monitoring and psychological and life-style related supports through these calls. We are uniquely positioned to deliver such complex interventions as we have established a professional and experienced team equipped with a high level of skills and effective communication skills. Besides, our data curation capabilities and our understanding of the needs of life sciences companies allow us to have effective communication and collect high quality information.

–	Distinct advantages: Recognizing the complexity of oncology and other critical diseases, with a more human touch and psychological support, communications over the phone are proven to have distinct advantages over other forms of follow-ups. Our large-sample of 10,000 patient data sets and multi-center retrospective study showed that early-stage non-small-cell lung cancer (NSCLC) patients actively engaged with our Voice Care program would have an increasing overall survival rate by four to six months as compared to those who received only traditional follow-ups. Such results have been presented at World Conference on Lung Cancer (WCLC).

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Virtual Care: We provide personalized disease management solutions through the virtual online space to help patients of critical diseases gain easy access to their initial point of care to proactively manage their diseases and obtain medical resource to better management their conditions and collect related real-world data. We have an internet hospital to support online diagnosis, prescription sharing and patient management on our proprietary mobile application, LinkDoc App, and official WeChat platform, LinkHealth. These online tools help physicians increase outpatient appointments and provide medical services beyond geographical constraints. Virtual care is a touch point for us to provide patient management as a service, which not only improves patients’ treatment outcomes but also helps life sciences companies grow sales. Thus we monetize patient management as a service through charging service fees based on service contracts with life sciences companies and medical associations.

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Physician care extension: Our LinkDoc App and LinkHealth WeChat platform each provides the online extension of traditional physician appointments in offline hospitals. They offer a variety of digital disease management services, from disease diagnosis and consultation, treatment planning, medication guidance, hospitalization guidance, to drug prescription. During an offline physician appointment, a patient can scan the QR code of the physician on our platform to set up connections. A patient can also connect to a physician he or she trusts through functions embedded in our tools. Our virtual care solutions enable him or her to keep in touch with his or her attending physician or physician of their choice anytime and anywhere, reporting adverse effects timely and consulting treatment-related issues. The physicians can also prescribe medicine through patients’ subsequent online visits. Aiming to ease the patient management burden on physicians, we provide physicians with a wide range of AI-enabled assistance tools. With functionalities such as follow-up reminders, automatically generated patient surveys and treatment compliance monitoring, our platform allows physicians to actively track the health conditions of the patients and collect additional out-of-hospital data to develop more comprehensive profiles of these patients so that they can be more precisely managed. We also equip physicians with a team of private assistants who can handle basic and non-standardized patient management workflows, which further enhances the healthcare experience of patients. With AI-enabled tools and private assistants, we enable physicians to focus on the most complex and critical medical issues so that both physicians and patients can have more productive and informative medical diagnosis and consultation.

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Digital therapeutics: Aside from the existing offerings to compliment the traditional care, we are developing oncology digital therapeutics that we believe is the first in China, based on the AI Engine and medical insights from millions of our follow-up calls. We aim to provide AI-driven therapeutic interventions to upgrade our manual follow-up calls and virtual care solutions to be more cost-effective and scalable. Based on individual needs of patients, our digital therapeutics software will recommend specially tailored professional articles and disease knowledge to improve patients’ own awareness and literacy of their diseases. We plan to apply for regulatory registration as a Class II medical device in China.

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Physical Care: As many cancers can now be controlled or managed for long periods of time, cancer patients conduct repeat purchase of medications and require continuous services and extensive care outside of hospitals. We pioneered the establishment of patient care centers in China to provide medication services featuring innovative, high-cost and complicated medications. Our patient care centers network also serves as a point of patient engagement. We generate revenue primarily through the sale of innovative medications, auxiliary medications and nutrition medications through our patient care centers, and providing infusion or injection services and other ancillary services to patients.

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Innovative, high-cost and complicated medications: Our 34 patient care centers in 28 provinces with adjacent locations to Class IIIA hospitals, have been working closely with drug distributors to provide continuous and convenient drug access to critical disease patients. We have cooperated with life science companies and their distributors to provide diverse drugs covering disease areas of oncology, ophthalmology, auto-immune and other rare disease.

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Continuous services and extensive care: We offer the patient population we serve in our patient care centers continuous services and extensive care such as clinical interventions, prescription review, delivery, patient monitoring for safety and efficacy, and enrollment in patient assistance programs. The oncology medications we offer usually require injection or infusion and other therapy administration as well. They often require healthcare professional administration with disease and product expertise.

We have built a team consisting of over 100 full-time pharmacists, physician and professional nurses. Based on the medication profile, treatment plans, medication-specific protocols and therapy goals of the patient, they collaborate with the patient and their caregivers to provide individualized care. Delivering these services safely and effectively requires seamless, personalized clinical care provided under rigorous standards. We ensure safety and efficacy of our patient care center service through strict quality control of medications, a professional team with sufficient emergency preparedness, proper insurance for physicians and patients, together with our robust medication delivery capabilities. The complicated medications we offer come in a broad variety of forms and preservation conditions, including capsule, freeze-dried powder, infusion, non-infusion or refrigeration-required. Our capabilities to deliver a full spectrum of complicated medications have laid the foundation for our comprehensive services to critical disease patients.

LinkData—AI-Enabled Curation System for Longitudinal Medical Data

Data quality is at the core of our business model. Our LinkData system, based on AI-driven data technologies combined with rigorous data curation, distills research and regulatory grade data from massive heterogeneous medical data generated along the patient journey. The heart of our data process platform is our proprietary double-reading/entry system (DRESS) engine and Fellow-X intelligent system, the high processing speed and high data quality maintained by which have reduced the prohibitively high cost of data curation for oncology medical records from hundreds of Renminbi to an affordable price of tens of Renminbi per piece. The high-quality datasets generate deep, actionable and accurate insights, which are the cornerstone for our diverse cohorts that create high-value solutions for life sciences companies throughout clinical and commercial stages. Our platform is constantly self-reinforcing and becoming more intelligent over time as we process more data and accumulate more insights and wisdom, accumulated in our AI engine. The AI engine is powered by knowledge graph, symbolic knowledge inference models, deep learning and other machine learning algorithms to find correlations, patterns and build predictive models by analyzing healthcare data to deliver more personalized patient care, such as our pilot digital therapeutics program on our LinkCare Platform.

Data Curation

The following diagram zooms in on how our data curation system works.

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Data aggregation: The complexities of critical disease care create significant challenges for the extraction of information. As patients progress through diagnosis to treatment and subsequent monitoring, multiple encounters with varying specialists generate a rich set of medical records. For patients undergoing multimodal treatment, which may combine surgery, chemotherapy, and radiotherapy and lengthy monitoring, hundreds or thousands of notes can be generated along the patient journey. We integrate data from different sources and organize and cleanse these data using data conversion, data storage, data merging, data indexing, data mapping, and other data aggregation techniques. Our data aggregation starts with our authorized access to the medical records and accumulated on our LinkCare Platform with patient consent. We strictly de-identify and encrypt the data collected, ensuring the security of data we gain access to upon authorization at all times. For details, please see Business – Data Arrangement and Security.

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Data processing: To realize the promise of big biomedical data for clinical use and research, it is an essential step to extract key data elements from unstructured medical records into patient-centered electronic health records with computable data elements. We use our enterprise master patient index (EMPI) to maintain accurate healthcare data across various information systems within the hospital, and use our advanced algorithms to convert those clinical records into structured and standardized data through our DRESS engine. We utilize the technique that combines machine learning and natural language processing with human review to build large-scale research cohorts without sacrificing quality. Our DRESS engine is empowered by our Fellow-X System, the fully automation AI engine managing all de-identified clinical data in the computing cloud storage in a standardized way and stored as different cohorts. To generate research/regulatory grade data, we also evaluate original data collected based on their consistency, integrity, identifiability, accuracy, richness and completeness to filter non-usable, corrupted or redundant data. For details, please see “Business – Our Technology Capabilities.”

AI Engine

We have been pioneering the shift toward longitudinal perspective, focused analytics, and data-driven transformation of traditional patient disease management into digitalized patient care experience. Our medical detection engine allows the kind of data-optimized approach that looks beyond individual clinical experiences, and lets our service platform treat the patient as a person travelling one of many possible clinical journeys, defined as much by the individual’s specific demographic profile, preferences, and personal history as by the specific clinical treatment they receive.

We utilize AI technologies, including knowledge graph and symbolic knowledge inference models, deep learning and other machine learning algorithms, and other statistical approaches to intelligently and automatically find correlations, patterns and build predictive models by analyzing healthcare data. Through our knowledge graph construction technology, we detect the relationships among attributes of patients who are diagnosed with or without a certain kind of disease, such as gender, age, symptoms and health examination results, among others, and calculate the correlation between such attributes and certain diseases. Through machine learning algorithms, we further build an analytical model that predicts the probability of a patient having such disease when we input the correlated factors and syndromes of that patient. As we process and analyze more healthcare data, we uncover more features from data that are used to further improve the predictive capabilities of our models with higher accuracy.

Take the “journey” of a middle-aged lung cancer surgery patient as an example. We can intelligently craft an experience for this patient that combines things we know about him individually and the data of other patients with a similar background. We can look at his past experience and pull that data forward to inform the new journey. Based on these data points, this patient’s journey could include such customized follow-up interactions and accumulate data to generate more personalized care recommendations.

Diverse Cohorts

A cohort is a series of relevant data from a group of individuals in the source population that is classified by defined characteristics and tracked over a period of time to determine the specific outcome. Among them, the dimension of the cohort, its completeness and quality directly determine its role and credibility in real-word evidence.

From our inception, we have been collecting critical disease patient data through our patient management efforts along the longitudinal patient journey. Leveraging our AI-driven technology infrastructure, the patient data we accumulated is structuralized into cohorts characterized by different patient attributes.

We create disease-specific registries within each hospital we collaborate with, serving as the foundation of our diverse cohorts which is further deepened by our touch points outside of hospital such as patient follow-up solutions and outbound prescription information collected through patient care centers. Each of our disease registries such as the lung cancer registry, strengthens the medical research capabilities and efficiencies by providing holistic medical data. Currently, we have built disease registries for over 60 hospitals, using its own standardized datasets and models in their own private cloud.

As we earn increasing recognition in the industry, we have more opportunities to collaborate with renowned medical institutions to conduct clinical research projects. In 2019, we provided platform and data support in Project NVWA, a gynecological cancer research project led by National Clinical Research Center for Obstetrics and Gynecology. As of December 31, 2020, nine top tier Class III hospitals have participated and contributed over 40 thousand pieces of electronic medical records. A total of 30 top-tier Class III hospitals are expected to join the platform across 19 provinces and municipal cities by end of 2021. In 2020, data generated by NVWA supported the publishment of four abstracts and two oral reports at authoritative international academic conferences.

LinkSolutions–throughout Clinical and Commercial Stages

As a leader and pioneer in the application of real-world evidence (RWE) in China, we offer precision life sciences solutions that can meet comprehensive client needs for the full cycle of a drug development, including clinical and commercialization stages. Real-world evidence is the clinical evidence derived from high-quality real-world data regarding the usage and potential benefits or risks of a medical product. Real-world data (RWD) are the data relating to patient health status and/or the delivery of healthcare collected along the patient journey. Real-world study (RWS) is the clinical study process from real-world data to real-world evidence.

Our Solutions

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Real-world study services: We provide customized services and digital infrastructure to support clinical studies initiated by life sciences companies or hospitals. Our services and infrastructure are specially optimized to support the generation of real-world evidence that stay ahead of the fast evolving regulatory framework in China.

Real-world study applications in China primarily include providing evidence of effectiveness and safety for registration and marketing of new drugs, providing evidence for label changes of marketed drugs, providing evidence for post-marketing request or re-evaluation of the drug and applications of real-world evidences for regulatory decision-making. Please see “– Comprehensive Functions of our Solutions” for the diverse functions our solutions can provide together with our other solutions.

Our digital infrastructure utilized in real-world study services help physicians and researchers identify and validate research ideas and research topics based on the processed full-cycle patient data. Our LinkLab system provides a complete set of clinical trial management tools for principle investigator managers, including an electronic data capture system to collect and store patient information and a clinical trial management system to enhance the overall quality and efficiency of clinical trials. We provide mission-critical services such as assistance with ethic committee review for trials involving online channels. Our services are adapting to the evolving regulatory framework for real-world evidence application. We maintain transparency and traceability along each step of our solutions, from data analytics and integration to the final results delivery. These features are critical to increase study qualities to meet the high standard for real-word evidence.

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Data insights: We utilize our analytics capabilities to find patterns, generate actionable insights, and create impacts. We developed a special data analysis package to meet the needs of a life sciences company, which could shed light on the distribution of relevant patient care across regions with a high disease incidence or high awareness of this specific therapy. Based on this data, the life sciences company could prioritize selected regions for new drug launches. The life sciences company can subscribe our analysis package to spot trends in various regions and monitor the implementation of a particular marketing strategy. We have provided data insights reports and interfaces to life sciences companies for their drug sales and marketing strategy decision-making. We have also received repurchase demands from these life sciences companies to further improve their sales and marketing strategy.

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Clinical trial matching: We use unique adaptive machine learning algorithms to match the alterations to a library of known signaling pathways and drug targets, to predict the effectiveness of personalized therapies and points of resistance. We are able to deliver to life sciences companies integrated and comprehensive results aimed to arrive at optimal patients’ suitability for specific clinical trials. As of March 31, 2021, over 180 clinical trial matching projects were being performed. In traditional clinical trial matching projects, the principle investigators only enroll patients in their hospitals in practice. Our clinical matching services are enabled to recommend national-wide patients without geography limitation both through online and offline, to further shorten the whole patient enrollment period and reduce research and development costs.

Comprehensive Functions of LinkSolutions

The following diagram and chart illustrate the diverse functions our solutions can cover. The degree of the importance of evidence requirement in each phase is reflected by the height of corresponding points in the following figure.

Case Study

We became the preferred choice for a tyrosine kinase inhibitor drug that was among the first to enter the Chinese market. Our expertise in and domain knowledge of oncology, our experience of providing China market entry service, and our access to massive longitudinal patient data outside of the hospital distinguish us from other competitors.

•	Situation: There were a limited number of clinical studies in NSCLC and very few in-hospital usage of the drug when the drug first entered in 2017.

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Solutions and Benefits: Since the launch of a tyrosine kinase inhibitor drug in 2017, we have been providing a series of recurring real-world study services, data insights and patient management programs.

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Real-world study services: Among multiple real-world study projects we performed, a NSCLC safety study on 1,700 patients for the long-term safety of the tyrosine kinase inhibitor drug has accumulated valuable patient outcome data to support the post-launch surveillance study on drug tolerance, follow-up treatment plans and risk-benefit evaluation on such drug for NSCLC patients.

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Patient management as a service: Among multiple patient management programs, we conducted a patient education program where specially tailored education articles are recommended to approximately 30,000 patients at different stages of the disease. Survey results along the program have demonstrated that approximately 78% of patients are able to identify drug’s adverse effect, and over 87% of patients are able to stick to a reexamination schedule after the program.

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Data insights: We established a real-world data based system to track the NSCLC patient flow and drug penetration rate, and to provide services such as patient adherence management and study on competitive landscape. This client subscribed our services for eight consecutive quarters, and transformed the valuable insights generated to marketing strategies and research topics in other real-world study projects.

Since adopting our services, such tyrosine kinase inhibitor drug developer has reported the following benefits:

•	Real-world data accumulated on drug tolerance supported follow-up treatment plans and risk-benefit evaluation to expand drug applications

•	Increased patient awareness and adherence which led to drug sales growth

•	Improved sales and marketing strategy which led to higher drug penetration rate

Our Technology Capabilities

Our data processing and analytics capabilities are powered by advanced AI technologies built on scalable and agile technology architecture and solid IT infrastructure.

Infrastructure

We build and deliver our solutions on a cloud-native infrastructure. Building on this infrastructure, our solutions feature cloud-native flexibility, reliability, availability and security.

Data Processing Capabilities

The backbone of our technology is our healthcare data processing capabilities. Healthcare data are generated, collected and stored in various information systems within a hospital, and we need to aggregate, cleanse, structuralize and standardize these data for analytics through data engineering, natural language processing and other AI technologies. Our data processing capabilities deliver high-quality structured and standardized data with speed, accuracy and efficiency, from which we are able to generate actionable insights and knowledge through our analytics capabilities to power a wide range of applications.

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Big data processing: As oncology patient data and genomic data (from gene test reports) are generated, collected and stored in different information systems, which are scattered and disconnected from each other, an integrated data center is needed within each hospital. Such data are often recorded with poor quality, and as a result we also need to detect errors, duplicated information and inconsistencies in the data and exclude or correct them to improve data quality. We integrate data from different sources and organize and cleanse these data using data integration, data mapping, deduplication, de-identification and other data processing techniques.

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Natural language processing: Leveraging our domain expertise in the oncology industry, we use natural language processing and other technologies for data structuralization and standardization. Traditionally, healthcare data including oncology data are recorded by physicians in free-form texts. We use our advanced algorithms to convert those clinical records into structured and standardized data so that machines could understand, process and analyze them. In addition, multiple healthcare natural language expressions are often used by different physicians in clinical records to convey the same meaning. We detect those different expressions and semantically convert them into standardized expression.

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AI modeling on processed data: We utilize AI technologies, including knowledge graph and symbolic knowledge inference models, deep learning and other machine learning algorithms, and other statistical tools to intelligently and automatically find meaningful correlations, patterns and predictive models through the oncology patient data. As we process and analyze more data, we can uncover more features from data that can be used to further improve the predictive capabilities of our models with higher precision. We train AI to recognize information, learn rules and eventually optimize human-based decision-making processes.

Data Arrangement and Security

Data Arrangement

We strive to comply with all applicable laws, regulations and industry standards for data arrangements, privacy and security in our operations.

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LinkCare Data Arrangements. We enter into partnership and cooperation agreements with hospitals to solidify our relationships with top-tier hospitals and strengthen our capabilities to data curation and to derive data insights, while the hospitals can benefit from improvement in their operational efficiency by transforming huge amounts of scattered data into standardized and structured data. These partnership agreements and cooperation agreements are related with our research and development activities. We do not directly generate any revenue from these partnership and cooperation agreements. Pursuant to the partnership and cooperation agreements with hospitals, they would grant us authorizations to access, integrate and process healthcare data, and have the obligation to obtain applicable approvals and consents to grant us such authorizations and engage us to perform such agreements. Hospitals will typically first perform de-identification of their data on the data platform hosted on their private cloud. Hospitals may also grant us authorizations to conduct follow-ups with patients on a de-identifiable basis.

We enter into a user agreement and privacy policy with each registered patient that enrolled to our LinkCare Platform. Under the user agreement and privacy policy, patients agree to provide certain personal information, and also authorize us or the physicians to request for or upload materials and information necessary to the diagnosis and patient management services. Patients also authorize us to use and analyze the data collected to improve our services.

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LinkSolutions Data Arrangements. In providing real-world study services, the data mass based on which we help life sciences companies or physicians perform research and analysis are either provided by participants such as hospitals and principal investigators of the studies or collected from the hospitals upon their authorization. We are authorized to process patients’ healthcare data by hospitals and physicians only after the data collection for clinical trials is approved by ethics committees of hospitals, patients’ informed consents are obtained, and to the extent necessary, registrations are completed with regulators pursuant to applicable PRC laws and regulations.

Data Security

We implement a comprehensive and rigorous data privacy and security program to ensure the security, confidentiality and integrity of data that we gain access to and the stability and reliability of the services that we provide.

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Security and System Certification. Our architecture and platform have passed the Level 3 security certification of the relevant Chinese public security departments. In addition, our information security management system, quality management system and information technology service management system have been certified by the ISO standard. Specifically, we have passed ISO27001 (Information Security Management System Certification), ISO9001 (Management System Certification), ISO20000 (Information Technology Service Management System Certification), and many of our technology personnel have been authenticated as Certified HIPPA Security Expert by the Health Insurance Portability and Accountability Act of the United States (HIPAA).

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Infrastructure Stability and Security. We take comprehensive security precautions to ensure the stability and security of our infrastructure and data. We back up all our operating data on a regular basis offline and in separate and various secured data back-up systems on our servers to minimize the risk of data loss. We have a detailed protocol for operation and maintenance management, monitor and alert mechanisms, network security management and disaster recovery. We have established a business continuity mechanism in case of any major catastrophic event, including natural or unnatural disasters that could lead to various business interruptions, such as power failure, network failure, or server power outages. In addition, our maintenance team closely and constantly monitors for common technical issues and the usage of resources such as central processing units and memory and alerts our technical team of unusual technical difficulties. We deploy firewalls to effectively safeguard against hackers and other security attacks. Applications and solutions are required to pass an internal security test before going live and are subject to ongoing penetration testing to ensure timely bug detection and repair.

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Data Security Architecture and Protective Measures. We have implemented advanced logging and monitoring, data encryption, regular security audits and other mechanisms to ensure proper recording of data operation and compliance with national data security standards. We create a closed platform environment for our customers that is disconnected with external internet by using firewall and whitelist to manage the entry and exit of the platform. This ensures the security of files and traffic into the private cloud deployed by our customers by filtering out malicious file requests and behavior. Further, authorization is required for users to access data on the platform. We also apply de-identification technology such as encryption to ensure that patient identities are protected. Access to and operation of data will be logged and monitored and subject to review. Abnormal access and operation will trigger automatic warning or alert from the platform.

The healthcare data that we gain access to upon authorization and use to continuously train our AI engine are de-identified and remain within the hospital, regulator, policy maker or other customer at all times, without the need to transfer or store such healthcare data on our servers. The customer will store its data on its own private cloud for a period determined by itself, subject to direct monitoring and audit by the customer. The data will be backed up as required for data processing and data security, and the back-up data will also be stored on servers located within the customer’s premises. All operations on the data are recorded and can be examined by the customer. The data are always within the customer’s private cloud under the customer’s full control. Each of our customers on the platform will have access only to its own data, without access to the data of any other customer.

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De-identification Technologies. We help our customers de-identify their data and check the de-identification results in accordance with our strict de-identification standard and the customer’s de-identification requirements before delivering the data for subsequent processing to fully protect patient privacy and security. We conduct data de-identification in compliance with the Cybersecurity Law and Personal Information Security Guidelines, design and implement de-identification programs with reference to the HIPAA, and due consideration of the de-identification requirements of data controllers such as hospitals. In respect of de-identification technology and method, we generate a pseudonymous and virtual patient-ID by encryption of the patient’s identification information field, which will be used as the patient’s master index.

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Robust Internal Control System. We have adopted and implemented robust internal control system focusing on data security and personal information protection. This includes our policies regarding data security, management of data security, and data classification and categorization. Our internal control protocols cover the full life cycle of data processing including data collection, data quality management, data encryption and transportation, data storage security, data backup and recovery, data processing and analytics, proper use of data, data destruction and disposition.

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Organization and Personnel Security Compliance. We have established (i) a data security committee consisting of members of senior management overseeing data privacy and security; (ii) a dedicated information security department with staff in charge of the planning of secure data infrastructure, security of development and operation, secure system maintenance, supervision on internal data operation, and regular risk assessment on security protocols and compliance management, and (iii) a data compliance department that prescribes and enforces data security compliance rules and protocols, as well as data security solutions. In addition, we enter into confidentiality agreement with all employees, provide regular training on confidentiality and information security to our employees, conduct security tests to ensure the strict implementation of our internal control system and data security compliance policies, and maintain a platform monitoring mechanism to record and trace data access and operation by employees involved in platform building and conducting regular log review.

Our Customers

Our customers include institutional customers, primarily consisting of life sciences companies and hospitals, and individual customers, primarily consisting of patients. In the first quarter of 2021, we served approximately 330 revenue-generating institutional LinkSolutions customers, including 169 life sciences companies, and approximately 20,100 paying patients on our LinkCare Platform.

Sales and Marketing

Sales

We sell our solutions through our experienced direct sales force. Our sales teams possess years of technology, medical and healthcare-related backgrounds and are able to communicate value by their in-depth understanding of the customer’s business and industry. Our sales force is first organized by business segments, one of which serves physicians and patients and is divided into multiple regional teams covering different regions across China. The other team serves healthcare service providers and is divided into multiple teams covering multinational companies (MNCs), local companies and hospitals.

We incentivize our sales teams by setting specific key performance goals for each team and by adopting a commission-based reward mechanism linked to the sales personnel’s performance.

Our sales teams focus on expanding our customer base and increasing the sales from the existing customers through purchases and subscriptions of additional functionalities and solutions. Due to the comprehensiveness and interconnectedness of our solutions, as well as our tremendous network effects, we can offer an expanding range of solutions to our customers and attract more customers.

Marketing

We deploy comprehensive strategies for our marketing efforts, including:

•	Selective collaboration with media partners. We have established collaboration with traditional and online media partners. As of the date of this Prospectus, we were quoted in over 40 articles.

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Events. We host and participate in various events, such as industry conferences, forums and seminars, to increase our exposure and develop and maintain relationships with various industry participants.

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Online channels. We also utilize online channels to deepen our interaction with industry participants, engage physicians and patients in our online communities and create more traffic for our follow-up marketing attempts.

Research and Development

We develop our real-world study services from the ground up with our internal technology research and development team. As of March 31, 2021, we had 199 employees dedicated to technology and support. This team focuses on research and development to rapidly introduce and upgrade our data processing and AI technologies.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of March 31, 2021, we owned 220 computer software copyrights in China relating to various aspects of our operations and maintained 319 trademark registrations inside China and four trademark registrations outside China. We had approximately 32 trademark applications pending, all in China. As of March 31, 2021, we had nine patents granted in China, 39 patent applications pending, all in China. As of March 31, 2021, we had registered approximately 16 domain names, including linkdoc.com, linkdoc.com.cn and linkdoc-hospital.com, among others.

Our Employees

We had a total of 1,250 full-time employees as of March 31, 2021. The following table sets forth the numbers of our full-time employees categorized by function as of March 31, 2021.

Function	Number of Employees
Technology, Research and Development	199
Operations and Quality Assurance	573
Sales and Marketing	352
General and Administration	126

Total	1,250

Our employees drive the rapid growth of our business. We primarily recruit our employees through internal referrals, recruitment agencies, on-campus job fairs and online channels, including our corporate website and social networking accounts. We devote management and organizational focus and resources to ensure that our culture and brand remain highly attractive to potential and existing employees. As part of our recruiting and retention strategy, we have established comprehensive training programs that cover topics such as our corporate culture, employee rights and responsibilities, team building, professional behavior and job performance.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury, maternity and unemployment benefit plans. See “Risk Factors—Risks Relating to Our Business and Industry—Failure to make adequate contributions to various government-sponsored employee benefit plans as required by PRC regulations may subject us to penalties.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts and confidentiality agreements that contain non-compete restrictions with our employees.

Most of our employees are members of a labor union. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Our Suppliers

Our top suppliers are primarily pharmaceutical companies and their distributors. We screen and select the suppliers primarily by considering and evaluating their qualification, track record, products’ diversity and price competitiveness. From time to time, we evaluate the performance of our current suppliers, in respect of their products’ diversity, delivery and service, as a basis of renewing or terminating the supplier relationship.

We believe we have sufficient alternative suppliers for pharmaceutical and healthcare products or their sales agent that can provide us with substitutes of comparable selection and prices. As of the date of this Prospectus, we did not experience any disruption to our business as a result of any significant shortage or delay in supply of the products we sourced from our suppliers.

Facilities

We are headquartered in Beijing, China and also have offices in Shanghai, Tianjin, Guangzhou, Yinchuan and Xiamen. As of March 31, 2021, we had leased office space in China totaling over 10,000 square meters, excluding those leased by patient care centers, and currently accommodate our management headquarters, as well as most of our product development, content acquisition and management, sales and marketing, and general and administrative activities, and we had purchased the use right of a land lot in Tianjin with a development area of 6,010.6 square meters.

Our servers are hosted in different cities of China, including Beijing, Tianjin and Yinchuan and stored with qualified third-party data center operators. Our servers are owned and maintained by ourselves. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

Insurance

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practices in our industry. Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing funds, as required by Chinese laws and regulations. We also purchase supplemental commercial medical insurance and accident insurance for our employees.

In line with general market practice, we also purchase medical service liability insurance for our registered physicians providing diagnosis and treatment service within our internet hospital and patient care centers. We do not maintain business interruption insurance or general third-party liability insurance other than the aforementioned medical service liability insurance, nor do we maintain product liability insurance or key-man insurance. See “Risk Factors—Risks Relating to Our Business and Industry—We have limited business insurance coverage which could expose us to significant costs and business disruption.”

Competition

We believe that we are positioned favorably against our competitors. See “Our Competitive Strengths.” However, the markets for solutions are rapidly evolving. Our competitors may compete with us in a variety of ways, including by launching competing products, expanding their product offerings or functionalities, conducting brand promotions and other marketing activities and making acquisitions. In addition, many of our competitors are large, incumbent companies who are better capitalized than we are.

There are four types of service providers in China’s healthcare big data solutions market, including traditional IT companies with healthcare services, traditional CROs, healthcare consulting companies and healthcare big data solution specialists. Healthcare big data solution specialists, which our Company belongs to, are dedicated to the healthcare big data solutions market, with professional expertise to provide cutting-edge big data technologies and tailored services to clients. Healthcare big data solution specialists can integrate data science, commercial consulting and real-world study services.

Large, broad and diversified databases are essential to leading healthcare big data solution providers and differentiate the leaders from other market players. Cutting-edge technologies such as machine learning, AI and cloud computing allow healthcare big data solution providers to continuously upgrade their data processing and analytics capabilities, leading to better value creation and more diversified service offerings and application scenarios.

The entry barriers to China’s healthcare big data solution industry are comparatively high, leading to relatively high market concentration especially in the field of oncology, including (i) coverage of hospitals, (ii) accumulating follow-up data, and (iii) advanced technology capabilities.

As we introduce new solutions, as our existing solutions continue to evolve or as other companies introduce new products and services, we may become subject to additional competition. See “Risk Factors—Risks Relating to Our Business Generally— If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability”.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable outcomes will be obtained.

REGULATION

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulations on Foreign Investment

Investment in PRC by foreign investors are regulated by the Catalog of Industries for Encouraging Foreign Investment (2020 Edition), as promulgated by the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Committee (the “NDRC”) on December 27, 2020, and the Special Administrative Measures for Access of Foreign Investment (2020 Edition), or the Negative List, as promulgated on June 23, 2020. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. According to the Negative List, value-added telecommunication services and medical institutions are restricted industries, while other businesses operated by us in PRC do not fall into the restricted or prohibited categories.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (the “NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in PRC, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Health Big Data and Information Security and Privacy

Regulations on health big data

On June 21, 2016, the General Office of the State Council promulgated the Guiding Opinions on Promoting and Regulating the Application and Development of Healthcare Big Data, which stipulates that the big data on health and medical treatment is a significant fundamental strategic resource and the state is to promote the sharing and disclosure of big data resources on health and medical treatment, encourage medical and health institutions to promote the collection and storage of big data on health and medical treatment, enhance application support and technical support for operation and maintenance, unblock the data resource sharing channels, accelerate the construction and perfection of an underlying database focusing on electronic health records, electronic medical records, and electronic prescriptions of residents, deepen the application of big data on health and medical treatment in all respects, and a mechanism for sharing healthcare big data among various governmental authorities, including health authorities, shall be established.

On April 25, 2018, the General Office of the State Council promulgated the Opinions on Promoting the Development of “Internet + Healthcare,” which stipulates that (i) all regions and all relevant departments shall coordinate and push forward the construction of a unified, authoritative and interconnected all-citizen health information platform, gradually connect it with the national data sharing and exchange platform, strengthen the collection of population, public health, medical services, medical security, drug supply, comprehensive management and other data, smooth out data sharing channels among departments, regions and industries, and promote the sharing and application of the health information of all citizens; (ii) the state shall speed up the establishment of basic resources information databases and improve total population, electronic health records, electronic medical records and other databases, shall vigorously raise the level of information technology application in medical institutions, and all hospitals at or above the Class II shall improve the functions of their hospital information platforms, integrate their various system resources, and improve the efficiency of hospital management.

The NHC promulgated the Notice on Issuance of Evaluation and Criteria for the Application Level of Electronic Medical Record System (Trial Implementation) on December 3, 2018 to promote the information construction of an electronic medical records system, which stipulates the authorities, principles, procedures and criteria of the evaluation for the application level of an electronic medical record system of the medical institutions.

Regulations on Information Security and Data Privacy

Pursuant to the PRC Civil Code (the “Civil Code”), which was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

In addition to the Civil Code, the PRC government authorities have enacted other laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision on Maintaining Internet Security promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 28, 2000 and amended on August 27, 2009, the Provisions on the Technical Measures for Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005, and the Decision on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. The network operator shall neither collect the personal information unrelated to the services they provide, nor collect or use personal information in violation of the provisions of laws and administrative regulations or the agreements with such persons, and shall process the personal information they store in accordance with the provisions of laws and administrative regulations and agreements reached with such persons. The network operator shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent a specific person from being identified and such information from being restored. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such operator. Such operator shall take measures to delete the information or correct the error. Any individual or organization may neither acquire personal information by stealing or through other illegal ways, nor illegally sell or provide personal information to others.

On July 12, 2018, the National Health Commission promulgated the Administrative Measures on Standards, Security and Services of National Healthcare Big Data (for Trial Implementation) (the “Measures on Healthcare Big Data”), which became effective on the same day. The Measures on Healthcare Big Data set out the guidelines and principles for standards management, security management and services management of healthcare big data. Pursuant to the Measures on Healthcare Big Data, the healthcare data produced by the PRC citizens in the PRC can be managed and used by the state for the purposes of the state strategic safety and the benefits of the life and health of the PRC citizens, provided that the state guarantees the PRC citizens their respective right of information, usage and personal privacy.

On July 16, 2013, the Ministry of Industry and Information Technology (the “MIIT”) promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection, use, disclosure and security of users’ personal information like user’s name, date of birth, identity card number, address, telephone number, account number, passwords and other information with which the identity of the user can be distinguished independently or in combination with other information, as collected by telecommunications service operators and internet information service providers in the process of providing services.

On April 13, 2020, the Cyberspace Administration of China, NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review (the “Review Measures”), which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principle provisions for undertaking cybersecurity reviews.

On June 22, 2007, the Ministry of Public Security, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security (the “Measures for the Graded Protection”), effective from June 22, 2017, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection.” The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security, and report the grade to the relevant department for examination and approval.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including “citizens’ personal information,” “violation of relevant national provisions,” “provision of citizens’ personal information” and “illegally obtaining any citizen’s personal information by other methods.” In addition, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

Pursuant to the Regulations for Medical Institutions on Medical Records Management promulgated on November 20, 2013, and effective from January 1, 2014, and the Standards for the Management of Electronic Medical Records (for Trial Implementations) promulgated on February 15, 2017 and effective from April 1, 2017, the medical institutions and medical practitioners shall strictly protect the privacy information of patients, and any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which will become effective on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, shall be treated with higher level of protection. Specifically, the Data Security Law provides that processors of important data shall appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processor shall evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. Separately, data transaction intermediary services providers shall check the sources of the data, the identities of parties to the data transactions and shall keep records accordingly. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Regulation on Internet Hospitals and Medical Industry

Regulatory authorities

The National Health Commission of the PRC (the “NHC”), formerly known as National Health and Family Planning Commission (the “NHFPC”), is responsible for, among others, formulating and implementing regulations relating to medical institutions, medical services and medical technologies. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the MIIT in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety.

The NMPA, under and supervised by the SAMR, was established to undertake part of the duties of the former CFDA, which was established in March 2013 and separated from the Ministry of Health (the “MOH”), as part of an institutional reform of the State Council. The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical devices and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device and cosmetics industry;

•	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical devices, and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of pharmaceutical products, medical devices and cosmetics and handling significant accidents involving these products.

The Ministry of Science and Technology (the “MOST”) is responsible for regulating the collection, preservation, utilization and outbound provision of human genetic resources.

Regulations on Internet Hospitals

Pursuant to the Measures for the Administration of Internet Hospitals (for Trial Implementation) promulgated and effective on July 17, 2018 and partly amended on September 28, 2018 (the “Internet Hospital Rules”), the state will grant medical institution practicing licenses to internet hospitals in accordance with the Administrative Regulations on Medical Institutions promulgated by the State Council on February 26, 1994, and last amended on February 6, 2016, and the Implementing Rules for the Administrative Regulations on Medical Institutions promulgated on August 29, 1994, and last amended on April 1, 2017 (collectively the “Medical

Institution Rules”). The health administrative department and competent department of traditional Chinese medicine under the State Council are responsible for supervision and administration of internet hospitals nationwide.

Pursuant to the Internet Hospital Rules, there are two types of internet hospitals, i.e., physical hospitals with internet hospital as their secondary name and internet hospitals set up independently based on physical hospitals. A physical hospital, after obtaining approval for adding internet hospital as its secondary name in its medical institution practicing license, may set up an online platform by itself or with third parties and use physicians registered within itself or other medical institutions to provide online consultation and diagnosis service. If the physical hospital cooperates with third parties to set up the online platform, a cooperation agreement with such third parties shall be provided for the secondary name application. For this type of internet hospitals, the physical hospitals will be legally liable for medical activities and the cooperating third parties will take responsibilities in accordance with the cooperation agreements. The other type of internet hospitals, i.e., internet hospitals set up independently based on physical hospitals, refer to institutions that applied for and obtained a separate medical institution practicing license for an internet hospital. Such institutions must cooperate with a physical hospital to apply for the separate practicing license and will be a medical institution independently liable for medical activities after obtaining the practicing license. Internet hospitals shall adopt information security protection measures for Class III information system in accordance with relevant information security laws and regulations, including completion of filings with local public security authorities. Physicians can only offer diagnosis services through internet hospitals for patients that have been diagnosed with certain common or chronic diseases, unless the patients are in physical hospitals and the physicians in the physical hospital invite other physicians to offer diagnosis services through internet hospital. The Medical Institution Rules set out the regulatory framework for the management and operation of the medical institutions. The operation of internet hospitals shall comply with Medical Institution Rules.

Regulations on drugs and research services

Pursuant to the Drug Administration Law of the PRC (the “Drug Administration Law”) promulgated by the SCNPC on September 20, 1984 and effective on July 1, 1985, and last amended on December 1, 2019, institutions and persons that are engaged in drug development activities shall abide by the good practices for non-clinical drug research and for clinical drug trials, and ensure that drug development complies with statutory requirements throughout the whole process. Institutions and persons that carry out a clinical drug trial shall comply with ethical principles and develop a clinical trial scheme for approval upon review by the relevant ethics committee. Pursuant to the Good Clinical Practice for Drug Trials (the “GCP”) promulgated by the CFDA on August 6, 2003, effective from September 1, 2003, and amended on July 1, 2020 by the NMPA and the NHC, which is a quality standard for the whole process of clinical drug trials involving protocol design, organization, implementation, monitoring, auditing, recording, analysis, summary and reporting, and shall be complied with during clinical drug trial, a sponsor shall clarify each party’s responsibilities before such party participates in the clinical trial and indicate such responsibilities in the contract executed with such party.

On April 3, 2019, the NHC promulgated the Notice on Implementing Drug Use Monitoring and Comprehensive Clinical Evaluation, pursuant to which, the state intends to build up the network of drug use monitoring with the functions of collection, statistics analysis and sharing of drug use information, and also to promote the implementation of a comprehensive clinical evaluation in a scientific method, using the real-world healthcare data, among others, to organize the data and conduct the quantitative and qualitative analysis.

Regulations on pharmaceutical operation

Pursuant to the Drug Administration Law, enterprises that are engaged in drug wholesale activities shall obtain a pharmaceutical operation permit from the competent medical products administration at the provincial level. Enterprises that are engaged in drug retail activities shall obtain a pharmaceutical operation permit from the competent medical products administration at or above the county level. The Implementation Regulations for the Drug Administration Law of the PRC was promulgated by the State Council on August 4, 2002, and last amended on March 2, 2019, which emphasized the rules of the Drug Administration Law and provides the detailed implementation rules of drugs administration. The CFDA promulgated the Administrative Measures for Pharmaceutical Operation Permit on February 4, 2004 and amended on November 17, 2017, which provide the procedures and the qualifications for the application of pharmaceutical operation permits.

Pursuant to the Administrative Measures on Drug Information Service over the Internet promulgated by CFDA on July 8, 2004 and amended on November 17, 2017, the internet drug information service, i.e., provision of information of drugs and medical devices through the internet, is classified into commercial internet drug information services and non-commercial internet drug information services. If any entity intends to provide internet drug information services, it shall, prior to applying for ICP license or filing, file an application with the drug administration department at the provincial level, and obtain an internet drug information services operation license.

Regulations on Medical Devices

The Regulations on the Supervision and Administration of Medical Devices (the “Regulations on Medical Devices”), which were last amended on February 9, 2021 and became effective on June 1, 2021, apply to any business activities of medical devices, as well as the supervision and administration thereof, conducted within the territory of the PRC. Pursuant to the Regulations on Medical Devices, the NMPA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices, with certain exceptions, shall complete filings with the competent local NMPA, while entities engaged in distribution of Class I medical devices are not required to conduct any filing or obtain any license. In addition, Class II and Class III medical devices shall be registered with the NMPA, while Class I devices shall be filed with the competent local NMPA.

Regulations on Human Genetic Resources

Regulation on the Management of Human Genetic Resources

The Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019 and effective on July 1, 2019, regulates the collection, preservation, usage and external provision of PRC’s human genetic resources. According to this regulation, the “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Administrative Department of Science and Technology under the State Council is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Foreign entities, individuals and such entities established or actually controlled thereby are not allowed to collect or preserve PRC’s human genetic resources or provide human genetic resources abroad, while they are prohibited from using PRC’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity.

Biosecurity Law

On October 17, 2020, the SCNPC adopted the Biosecurity Law of the PRC (the “Biosecurity Law”), which became effective on April 15, 2021. The Biosecurity Law establishes an integrated system to regulate biosecurity-related activities in PRC, including the security regulation of human genetic resources and biological resources. The Biosecurity Law declares that PRC has sovereignty over its human genetic resources, and further endorsed the Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on June 10, 2019, by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese human genetic resources by foreign entities in PRC. Although the Biosecurity Law does not provide any specific new regulatory requirements for human genetic resources, because it is a law adopted by PRC’s highest legislative authority, it gives PRC’s major regulatory authority of human genetic resources, the MOST, significantly more power and discretion to regulate human genetic resources, and it is expected that the overall regulatory landscape of Chinese human genetic resources will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in penalties, including fines, suspension of related activities and confiscation of related human genetic resources and gains generated from conducting these activities.

Regulations on Value-added Telecommunication Services

Pursuant to the Telecommunications Regulations of the PRC (the “Telecommunications Regulations”) promulgated by the State Council on September 25, 2000, and last amended on February 6, 2016, which provides a regulatory framework for telecommunications services providers in the PRC, telecommunications services are categorized into basic telecommunications services and value-added telecommunications services and the telecommunications services providers are required to obtain operating licenses prior to the commencement of their operations.

The Administrative Measures on Internet Information Services (the “Internet Measures”), which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial internet information services provider must obtain a value-added telecommunications business operating license from the appropriate telecommunications authorities. The content of the internet information is highly regulated in the PRC and pursuant to the Internet Measures, the internet information services operators are required to monitor their websites. They may not produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by laws or administrative regulations and must stop providing any such content on their websites. The PRC government may order the ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses.

Pursuant to the Regulations for the Administrative of Foreign-Invested Telecommunications Enterprises (revised in 2016), which were promulgated by the State Council on December 11, 2001 and last amended on February 6, 2016, the foreign-invested value-added telecommunications enterprises in the PRC are required to be established as Sino-foreign equity joint ventures, under which the foreign investors may acquire up to 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in the PRC must demonstrate a good track record and experience in operating a value-added telecommunications business. Moreover, foreign-invested enterprises that meet these requirements must obtain approvals from the MIIT for its commencement of value-added telecommunications business in the PRC.

On July 13, 2006, the Ministry of Information Industry of the PRC (the “MII”, which is the predecessor of MIIT) promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (the “MIIT Circular”), pursuant to which, a domestic company that holds a value-added telecommunications business operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in PRC. In addition, under the MIIT Circular, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunications service operator shall be legally owned by that operator or its shareholders.

Regulations Relating to Product Quality and Consumer Protection

Product quality

Pursuant to the Product Quality Law of the PRC, which was promulgated by the SCNPC and last amended and came into force on December 29, 2018, a manufacturer is liable for the quality of products that it produces. Consumers or other victims who suffer personal injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. Where the responsibility for product defects lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.

Pursuant to the Civil Code, manufacturers shall assume tort liability where the defects in relevant products cause damage to others. The sellers shall assume tort liability where the defects in relevant products causing damage to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage.

Consumer protection

Pursuant to the Consumer Protection Law of the PRC, which was promulgated by the SCNPC on October 31, 1993, and last amended and came into force on March 15, 2014, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected, and all manufacturers and sellers involved shall ensure that the products and services provided will not cause damage to the customers. Violations of the Consumer Protection Law of the PRC may result in the imposition of fines. In addition, the manufacturers and sellers may be ordered to suspend operations and its business license may be revoked, while criminal liability may be imposed in serious cases.

Regulations Relating to Advertisement

Pursuant to the Advertisement Law of the PRC promulgated by the SCNPC and last amended and effective from October 26, 2018, advertisements shall not contain false statements or be deceitful or misleading to consumers. Advertisements which are subject to censorship, including advertisements relating to pharmaceuticals and medical devices, shall be reviewed by relevant authorities in accordance with applicable rules before being distributed by broadcasting, movies, television, newspapers, journals or otherwise. The Advertisement Law of the PRC further stipulates that advertisements for medical treatment, pharmaceutical products or medical devices shall not contain: (i) any assertion or guarantee for efficacy and safety; (ii) any statement on cure rate or effectiveness rate; (iii) any comparison with the efficacy and safety of other pharmaceutical products or medical devices or with other healthcare institutions; (iv) any use of endorsements or testimonials; or (v) other items as prohibited by laws and regulations.

Pursuant to the Interim Measures for the Administration of Internet Advertisement, which were promulgated by the State Administration of Industry and Commerce (the “SAIC”) on July 4, 2016 and became effective as of September 1, 2016, the internet advertisement shall be identifiable and clearly identified as an “advertisement.” Advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services shall not be released unless it has passed the required review by advertisement regulating authorities.

Pursuant to the Measures for Administration of Medical Advertisement, which were jointly promulgated by the SAIC and the MOH on November 10, 2006 and effective on January 1, 2007, medical advertisements shall be reviewed by relevant health authorities and obtain a Medical Advertisement Examination Certificate before being released.

Pursuant to the Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, promulgated by the SAMR on

December 24, 2019 and effective from March 1, 2020, no advertisement for any drug, medical device, dietary supplement or food for special medical purpose may be published without censorship. The SAMR shall be responsible for organizing and guiding the censorship of advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose. Departments for market regulation and drug administration of provinces, autonomous regions and municipalities directly under the central government shall be responsible for the censorship of advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose and may legally entrust other administrative authorities with specifically carrying out advertisement censorship. Advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose shall be authentic and legal, and shall not contain any false or misleading content.

Regulations Relating to M&A and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and China Securities Regulatory Commission (the “CSRC”), jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

On August 30, 2007, the SCNPC promulgated the Anti-monopoly Law of the PRC (the “Anti-monopoly Law”), which came into effect on August 1, 2008. Pursuant to the Anti-monopoly Law, where a foreign investor participates in the concentration of undertakings by merging and acquiring a domestic enterprise, or by any other means, which involves national security, the matter shall be subject to review on national security as is required by the relevant state regulations, in addition to the merger clearance on the concentration of undertakings in accordance with the provisions of the Anti-monopoly Law.

On February 3, 2011, the General Office of the State Council promulgated the Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which came into effect on March 3, 2011. On August 25, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which came into effect on September 1, 2011. The foregoing notice or rules stipulate the scope, content, mechanism and procedures of the security review for mergers and acquisitions by foreign investors of domestic enterprises involved in the military or supporting industry, located near key and sensitive military facilities, related to national defense and security, or involved in key agricultural products, key energy and resources, vital infrastructure, important transportation services, core technologies, significant equipment manufacturing, etc., which are related to national security.

Regulations Relating to Intellectual Property

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State

Council on January 9, 2010 and took into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. The PRC Patent Law and its implementation rules provide for three types of patents, “invention,” “utility model” and “design.” Invention patents are valid for 20 years, while design patents are valid for 15 years and utility models are valid for 10 years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, the patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Trademarks

Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019 (the latest revision became effective from November 1, 2019), as well as the Implementation Regulation of the PRC Trademark Law, promulgated by the State Council on August 3, 2002 and amended on April 29, 2014.

The Trademark Office of National Intellectual Property Administration (the “Trademark Office”) is responsible for trademark registrations and administration, and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the first or any renewed 10-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Copyright

Pursuant to the PRC Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on February 26, 2010 (the latest revision became effective from April 1, 2010) and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 (the latest revision became effective from March 1, 2013), the PRC nationals, legal persons, and other organizations shall enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The copyright owner enjoys various kinds of rights, including right of publication, right of authorship and right of reproduction.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Implementing Rules on Registration of Domain Names, which were promulgated by China Internet Network Information Center and took into effect on May 29, 2012. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Relating to Taxation

Enterprise income tax

According to the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status, which certificate is valid for a period of three years and renewable.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Dividends withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Enterprise income tax on indirect transfer of non-resident enterprises

On December 10, 2009, the STA issued the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises (the “STA Circular 698”). By promulgating and implementing the STA Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The STA further issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (the “STA Circular 7”) on February 3, 2015, to supersede existing provisions in relation to the indirect transfer as set forth in the STA Circular 698. The STA Circular 7 introduces a new tax regime that is significantly different from that under the STA Circular 698. The STA Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the STA Circular 698 but also transactions involving transfer of immovable property in PRC and assets held under the establishment and place, in PRC of a foreign company through the offshore transfer of a foreign intermediate holding company. The STA Circular 7 also provides clearer criteria than the STA Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “STA Circular 37”), which came into force and replaced the STA Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The STA Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

Regulations Relating to Employment and Social Welfare

The labor contract law

The main PRC employment laws and regulations include the Labor Law of the PRC (the “Labor Law”) promulgated by SCNPC and last amended on December 29, 2018, the Labor Contract Law of the PRC (the “Labor Contract Law”) promulgated by SCNPC and last amended and became effective from July 1, 2013, and the Implementing Regulations of the Labor Contract Law of the PRC promulgated by the State Council on September 18, 2008. According to Labor Law and Labor Contract Law, labor relationships between employers and employees should be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages shall not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. It is required that employers provide safe and sanitary working conditions for employees.

Social insurance and housing fund

As required under the Social Security Law of the PRC, promulgated by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Labor Injury, effective on January 1, 2004 and amended on January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporations, effective on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council promulgated on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council

promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC effective on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002 and on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Employee stock incentive plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “SAFE Circular 7”), which was issued by the State Administration of Foreign Exchange (the “SAFE”) on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Foreign Exchange Control

Regulations on foreign currency exchange

Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and last amended on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside the PRC unless the approval of the SAFE or its local counterparts is obtained in advance.

Pursuant to the Foreign Exchange Administrative Regulations of the PRC and the Circular of the State Administration of Foreign Exchange on Distributing the Administrative Measures for Registration of Foreign Debts promulgated by the SAFE on April 28, 2013 and becoming effective on May 13, 2013, the state exercises scale management on the administration of foreign debts and foreign currency borrowings shall be handled in accordance with relevant provisions of the state and registered as foreign debts with the SAFE or its local counterparts. Pursuant to the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by

Enterprises promulgated by the NDRC on September 14, 2015, before the issuance of foreign debts with a term of more than one year, the enterprises shall first apply to the NDRC for the handling of the record-filing and registration procedures and shall report the information on the issuance to the NDRC within 10 business days of completion of each issuance.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises (the “SAFE Circular 19”), which took into effect on June 1, 2015 and replaced the Circular on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises (the “SAFE Circular 142”). The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular 16”) on June 9, 2016, which, among other things, amended certain provisions of the SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 removed certain restrictions previously provided under SAFE Circular 142 on the conversion by a foreign-invested enterprise of its capital denominated in foreign currency into Renminbi and the use of such Renminbi and allowed foreign invested enterprises to settle their foreign currency-denominated capital at their discretion based on actual needs of their business operations. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulations on foreign exchange registration of overseas investment by PRC residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (the “Circular 37”) for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. Under the Circular 37, (1) before the PRC residents or entities conducting investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (2) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).

The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment

(the “Circular 13”) on February 13, 2015, which came into effect on June 1, 2015 and further amended the Circular 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Thus, SAFE and its branches perform indirect regulation over the foreign exchange registration via qualified banks.

Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations Relating to Anti-Corruption and Anti-Bribery

Pursuant to the Anti-Unfair Competition Law of the PRC promulgated by the SCNPC on September 1, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money or goods or by any other means, to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded at both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed as conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Tianze Zhang	37	Director, Founder, Chief Executive Officer
Xiaodong Jiang	44	Director
Jian Jiang	44	Director
Shunyan Zhu*	50	Director Appointee
Ruilin Song*	58	Director Appointee
Chunlin Fan*	45	Director Appointee, Chief Financial Officer
Pingyan Chen*	65	Independent Director Appointee
Rong Shao*	58	Independent Director Appointee
Jun Zou*	50	Independent Director Appointee
Ligang Luo	38	Co-founder, Chief Operation Officer, Chief Technology Officer
Liping Li	43	Co-founder, Executive Vice President
Anfeng Guo	43	Chief Commercial Officer
Tong Guo	53	Executive Vice President
Peng Du	36	Chief Human Resources Officer

Note:

*

Each of Shunyan Zhu, Ruilin Song, Chunlin Fan, Pingyan Chen, Rong Shao, Jun Zou has accepted appointment as a director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Tianze Zhang founded LinkDoc in 2014 and currently serves as a director and our chief executive officer. Prior to founding LinkDoc, Mr. Zhang worked successively at Tecent and Alibaba. In 2009, Mr. Zhang founded Truststone, which provided a number of well-known pharmaceutical and medical institutions with HISs. Mr. Zhang holds a degree of Master of Business Administration from China Europe International Business School, and a bachelor’s degree in Computer Science and Technology from Beijing University of Posts and Telecommunications.

Xiaodong Jiang has served as our director since 2015. Mr. Jiang is the Managing Partner of Long Hill Capital. He focuses on healthcare and longevity investments. On behalf of Long Hill, Xiaodong led early stage investments in GST Clinics, LinkDoc Technology, Hygeia Healthcare Holdings (HKEx: 6078) and many other healthcare unicorn companies. Xiaodong began his investing career at New Enterprise Associates (NEA) and opened its China office in 2005. As Partner and Managing Director, Xiaodong led the on-the-ground China investing practice for NEA for over 11 years. Xiaodong received a master’s degree from the University of Illinois Urbana-Champaign and a bachelor’s degree from Nanjing University in China. He was a doctoral candidate in computer science at University of California, Berkeley.

Jian Jiang has served as our director since 2015. Mr. Jiang joined China Broadband Capital in 2006 and currently serves as a partner. Mr. Jiang has also been serving as the founding partner of Chenshan Capital since 2016. Prior to China Broadband Capital, Mr. Jiang worked at the Equity Financing and Investor Relations Department of China Netcom Group. Mr. Jiang has extensive experience in investments in the technology sector, with a focus on data-driven industrial Internet projects. Mr. Jiang received a master’s degree in Management Science from Guanghua School of Management, Peking University and a bachelor’s degree in System Engineering from Tianjin University.

Shunyan Zhu, will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhu was appointed as an executive Director, Chairman of the Board and Chief Executive Officer of the Alibaba Health Information Technology Ltd. (HKEx: 00241) on March 16, 2020. Mr. Zhu is a partner of the Alibaba Partnership and the President of the Innovation Initiatives Segment of the ultimate controlling shareholder of the Company, Alibaba Holding (with its American depositary shares, each representing eight ordinary shares, listed on the New York Stock Exchange (Stock Symbol: BABA), and its ordinary shares listed on the Main Board of the Stock Exchange (Stock Code: 9988)). Since May 2020, he has also been a director of Meinian Onehealth Healthcare Holdings Co., Ltd. (美年大健康产业控股股份有限公司), a company listed on the Shenzhen Stock Exchange (“SZSE”) (Stock Code: 2044) (“Meinian Onehealth”). Prior to joining Alibaba Group, Mr. Zhu founded Wuhan Xuncai Technology Co., Ltd. (武汉迅彩科技公司) in 2003. He joined the founding team of UC Browser in 2007 as senior vice president, and was responsible for the marketing and commercialization of UC Browser. The business of UC Browser was acquired by Alibaba Group in June 2014. In June 2016, Mr. Zhu became the president of Alimama Business Group, a leading big data marketing platform in the PRC operated by Alibaba Group. He has been (i) the president of UC Browser since December 2017, (ii) the president of New Media Businesses of Alibaba Digital Media & Entertainment Business Group and in charge of the business departments of UC Browser, Alibaba Music and Innovation Business since December 2018, and (iii) the president of the Innovation Initiatives Segment since June 2019. Mr. Zhu obtained a Bachelor of Science Degree in Mathematics in 1993 from Yanshan University in the PRC. He obtained a Master Degree in Computing Software in 1996 from Huazhong University of Science and Technology in the PRC.

Ruilin Song Ph.D. will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Song has been the vice chairman of Gem Flower Healthcare Technology Co., Ltd. since September 2019 and chairman of Beijing Anxintai Technology Center(北京安欣泰科技中心) since April 2017. Mr. Song currently serves as the director of Luye Pharma Group Ltd. (HKEx: 02186), while he also serves as the independent director of Shenzhen Chipscreen Biosciences Co., Ltd. (SSE: 688321), Jiangsu Simcere Pharmaceutical Co., Ltd. (HKEx: 02096), Shanghai Henlius Biotech, Inc. (HKEx: 02696) and Jacobio Pharmaceutical Group Co., Ltd. (HKEx: 01167). Mr. Song graduated from China Pharmaceutical University with a doctor’s degree in Social Management Pharmacy. Mr. Song holds a master’s degree in Business Administration from China Europe Business School and a bachelor’s degree in law from China University of Political Science and Law.

Chunlin Fan has served as our chief financial officer since January 2021 and will serve as our director immediately upon the effective of our registration statement of Form F-1, of which this prospectus is a part. Prior to joining LinkDoc, Mr. Fan served as the chief financial officer and a member of the investment committee at the Jiayin Group Inc (NASDAQ: JFIN) between 2016 and 2021. Mr. Fan is also a chief financial officer and the head of the strategic development department of Richtech International Engineering, where he worked between 2014 and 2016. Mr. Fan has also served a wide range of international corporations including Microsoft, Nomura, Macquarie and ICBCI. Mr. Fan holds a degree of Master of Business Administration from the University of Michigan and a bachelor’s degree in management from Shanghai Jiaotong University.

Pingyan Chen will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen has been the executive dean, who is in charge of drug development, of Hainan Real World Data Research Institute since November 2020. He has also served as the president and legal person of Guangdong Biostatics Society since December 2017. Mr. Chen has been the professor at Southern Medical University since December 2002. Mr. Chen holds a master’s degree in Biostatics from The Fourth Military Medical University and a bachelor’s degree in Clinical Medicine from Shanxi Datong University.

Rong Shao Ph.D. will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Shao serves as the independent director of Jiangsu GDK Biotechnology Co., Ltd. (KCB: A04468). Ms. Shao was also the independent directors of Changzhou Qianhong Biopharma Co., Ltd. (SZSE: 002550) and Shanghai Shyndec Pharmaceutical Co., Ltd. (SSE: 600420). She holds a Ph.D. degree in Pharmaceutical Administration from Shenyang Pharmaceutical University. Ms. Shao also holds a master’s degree in law from Nanjing University and a bachelor’s degree in Medicinal Chemistry from China Pharmaceutical University (previously known as Nanjing College of Pharmacy).

Jun Zou will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zou has been the chief financial officer of

Autohome, Inc. (NYSE: ATHM; (HKEx: 02518)) since 2017. Prior to joining Autohome, Inc., Mr. Zou also served as the chief financial officer at iDreamSky (HKEx: 01119), where he worked between 2014 and 2017, Mr. Zou also served as the chief financial officer at Beijing Dangdang Information Technology Co., Ltd. from 2012 to 2014. He was also the chief financial officers of Xunlei Ltd. (NASDAQ: XNET) from 2010 and 2012 and of China BAK Battery, Inc. from 2009 to 2010. Between 2006 and 2008 when he worked at Huawei Technologies Co., Ltd., Mr. Zou served as the global technical service business chief financial officer and was in charge of global client finance and finance department. And from 1999 to 2006, Mr. Zou worked in the departments of Finance, Customer Financing and Strategic Planning at LM Ericsson Telephone Company (OMX: ERIC-A; OMX: ERIC-B; NASDAQ: ERIC). Mr. Zou received a master’s degree in Business Administration from University of Texas and a bachelor’s degree in International Trade from Shanghai International Studies University.

Ligang Luo co-founded LinkDoc in 2014 and has successively served as our chief technology officer and chief operating officer. Prior to co-founding LinkDoc, Mr. Luo served as a technology manager focusing on the data warehouse field at Baidu from 2008 to 2014. Mr. Luo holds both a master’s degree and a bachelor’s degree in Computer Science and Technology from Beijing University of Posts and Telecommunications.

Liping Li co-founded LinkDoc in 2014 and has served as our Executive Vice President. Prior to co-founding LinkDoc, Ms. Li worked at RPS Medical Corporation where she served as a senior project manager from 2009 to 2014. From 1998 to 2014, Ms. Li served as a senior supervisor at China Medical System. Ms. Li is currently taking the master’s program of China Europe International Business School.

Anfeng Guo joined our group in February 2021 and has served as chief commercial officer since then. Prior to joining LinkDoc, Mr. Guo was the chief innovation officer at 111, Inc. (NASDAQ: YI), where he worked from 2020 to 2021. Between 2020 and 2021, Mr. Guo served as the president of the Shanghai Hanhong. From 2017 to 2020, Mr. Guo worked as the vice president of Bristol-Myers Squibb (NYSE: BMY), in charge of the oncology department and the virus department. Mr. Guo has also served a wide range of global pharmaceutical companies including AstraZeneca, Bayer, Pfizer and Merck Sharp & Dohme. Mr. Guo holds a degree of Master of Business Administration from the Nanjing University, and a bachelor’s degree in Biopharmacy from the Nanjing Tech University.

Tong Guo Ph.D. joined our group in April 2021 and has served as our executive vice president since then. Prior to joining LinkDoc, Dr. Guo was a director and chief executive officer in Gem Flower Pharma Tech, where he worked from 2019 to 2021. Between 2016 to 2019, Dr. Guo served as a vice president in IQVIA. From 2015 to 2016, Dr. Guo worked as an executive director in Bayer Pharmaceuticals. From 2002 to 2012 Dr. Guo worked as principal statistician at Bristol-Myers Squibb in US with increased responsibility. Dr. Guo holds a Ph.D and a master of science degree in Biostatistics from McGill University, and a bachelor’s degree in Mathematics with Computer Science from the University of Electronic Science and Technology of China.

Peng Du joined our group in April 2021 and has served as our chief human resources officer since then. Prior to joining LinkDoc, Mr. Du was a partner at the consulting division of Ernst & Young from 2019 to 2021. Between 2014 to 2018, Mr. Du served as the general manager of the compensation and benefits department of KE Holdings Inc. (NYSE: BEKE), and worked at the Willis Towers Watson, where he most recently served as a general manager of the executive’s compensation consulting division in China.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of 9 directors, including 3 independent directors, namely Pingyan Chen, Rong Shao and Jun Zou, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NASDAQ permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Upon completion of this offering, Mr. Tianze Zhang will control a majority of our total voting power, and as such, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remained a controlled company under that definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. We rely on the “home country practice” and the “controlled company” exemptions and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Jun Zou, Rong Shao and Jian Jiang, and is chaired by Jun Zou. We have determined that Mr. Zou and Ms. Shao satisfy the requirements of Section 303A of the Corporate Governance Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Zou qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Tianze Zhang, Xiaodong Jiang and Pingyan Chen and is chaired by Xiaodong Jiang. We have determined that Pingyan Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Tianze Zhang, Ruilin Song and Chunlin Fan and is chaired by Tianze Zhang. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director may be removed from office by ordinary resolution of shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) resigns by notice in writing to our company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or stock exchange rules from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provision of our post offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB3.4 million (US$0.5 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

2015 Global Share Plan

We adopted an employee share incentive plan, or the 2015 Global Share Plan, on February 27, 2015, as amended from time to time. The purpose of the 2015 Global Share Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. Under the 2015 Global Share Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 43,570,953 shares. As of the date of this prospectus, options to purchase a total of 34,637,734 ordinary shares are outstanding under the 2015 Global Share Plan.

The following paragraphs summarize the terms of the 2015 Global Share Plan.

Types of Awards. The 2015 Global Share Plan permits the awards of options, share purchase rights and other stock appreciation rights as the Administrator may determine.

Plan Administration. The 2015 Global Share Plan shall be administrated by the Board or any committee of the Board.

Eligibility. Any employee, director or consultant of the Company, or trusts or companies established in connection with any employee benefit plan of the Company for the benefit of any such employee, director or consultant shall be eligible to participate in the 2015 Global Share Plan.

Award Agreement. Each grant of an award under the 2015 Global Share Plan shall be evidenced by an award agreement between the participant and the company. Each award shall be subject to all applicable terms and conditions of the 2015 Global Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2015 Global Share Plan and that the plan administrator deems appropriate for inclusion in an award agreement. The provisions of the various award agreements entered into under the 2015 Global Share Plan need not be identical.

Terms and Conditions of Award. The award agreement shall set forth the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.

Amendment, Suspension or Termination of the 2015 Global Share Plan. The 2015 Global Share Plan is effective for a term of ten years. With the approval of the Board of any plan amendment to the extent necessary or desirable to comply with applicable law, the plan administrator may at any time amend, alter, suspend, or terminate the 2015 Global Share Plan; no amendment, alteration, suspension, or termination of the 2015 Global Share Plan shall materially and adversely affect any award previously granted pursuant to the 2015 Global Share Plan unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the company.

2021 Global Share Plan

In 2021, our board of directors adopted, and our shareholders approved, the 2021 Global Share Plan, which shall be effective upon the completion of this offering, to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The terms of the 2021 Share Plan are summarized below. 30,000,000 of our ordinary shares are authorized for issuance under the 2021 Global Share Plan.

Types of Awards. The 2021 Global Share Plan permits the awards of options, restricted shares, restricted share unit and other stock appreciation rights as the Administrator may determine.

Plan Administration. The 2021 Global Share Plan shall be administrated by the Board or the Compensation Committee of the Board.

Eligibility. Any employee, director or consultant of the Company, or any service providers of the Company shall be eligible to participate in the 2021 Global Share Plan.

Award Agreement. Each grant of an award under the 2021 Global Share Plan shall be evidenced by an award agreement between the participant and the company. Each award shall be subject to all applicable terms and conditions of the 2021 Global Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2021 Global Share Plan and that the plan administrator deems appropriate for inclusion in an award agreement. The provisions of the various award agreements entered into under the 2021 Global Share Plan need not be identical.

Terms and Conditions of Award. The award agreement shall set forth the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.

Amendment, Suspension or Termination of the 2015 Global Share Plan. The 2021 Global Share Plan is effective for a term of ten years, subject to extension by the Board. With the approval of the Board of any plan amendment to the extent necessary or desirable to comply with applicable law, the plan administrator may at any time amend, alter, suspend, or terminate the 2021 Global Share Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options that we granted to our executive officers and directors:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tianze Zhang	—	—	—	—
Xiaodong Jiang	—	—	—	—
Jian Jiang	—	—	—	—
Shunyan Zhu**	—	—	—	—
Ruilin Song**	—	—	—	—
Chunlin Fan**	*	1.2935	January 11, 2021	January 11, 2031
Pingyan Chen**	—	—	—	—
Rong Shao**	—	—	—	—
Jun Zou**	—	—	—	—
Ligang Luo	3,400,000	1.2935	April 8, 2021	April 8, 2031
Liping Li	*	1.2935	April 8, 2021	April 8, 2031
Anfeng Guo	3,400,000	1.2935	January 29, 2021	January 29, 2031
Tong Guo	*	1.2935	April 1, 2021	April 1, 2031
Peng Du	*	1.2935	April 29, 2021	April 29, 2031

All directors and executive officers as a group	12,825,000	1.2935	from January 11, 2021 to April 29, 2021	from January 11, 2021 to April 29, 2021

Notes:

*	Less than 1% of our total outstanding shares.
**

Each of Shunyan Zhu, Ruilin Song, Chunlin Fan, Pingyan Chen, Rong Shao, Jun Zou has accepted appointment as a director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

As of the date of this prospectus, our employees other than all directors and executive officers as a group held options to purchase 16,267,953 ordinary shares, and our former employees as a group held options to purchase 5,544,781 ordinary shares with exercise prices ranging from US$0.00008 per share to US$2.5382 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Global Share Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure which will become effective immediately prior to the completion of this offering. The issued and outstanding ordinary shares beneficially owned prior to this offering by Mr. Tianze Zhang, our chief executive officer and director, will be converted into Class B ordinary shares, and the remaining issued and outstanding ordinary shares and all the Series A, Series A, Series B, Series C-1, Series C-2, Series D and Series D+ preference shares prior to this offering will be converted into Class A ordinary shares, in each case on a one-to-one basis immediately prior to the completion of this offering.

The calculations in the table below are based on 311,644,556 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and 354,944,556 ordinary shares outstanding immediately after the completion of this offering, including (i) 43,300,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs (assuming that the underwriters do not exercise their option to purchase additional ADSs), (ii) 61,300,000 Class B ordinary shares re-designed and converted form issued and outstanding ordinary shares beneficially owned prior to this offering by Mr. Tianze Zhang; and (iii) 250,344,556 Class A ordinary shares re-designated and converted from the other issued and outstanding ordinary shares and all the issued and outstanding preference shares prior to this offering.

Our existing shareholders, Alibaba Health (Hong Kong) Technology Company Limited and Lake Bleu Prime Healthcare Master Fund Limited, and Aranda Investments Pte. Ltd., an entity indirectly wholly owned by Temasek Holdings (Private) Limited and affiliated with Esta Investments Pte. Ltd., our existing shareholder, have indicated interests in purchasing US$25 million, US$25 million and US$10 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are currently under no obligations to sell any ADSs to Alibaba Health (Hong Kong) Technology Company Limited, Lake Bleu Prime Healthcare Master Fund Limited, or Aranda Investments Pte. Ltd. The calculations in the table below do not take into account of these existing shareholders’ subscription in this offering, if any.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	Number	%	%
Directors and Executive Officers:†
Tianze Zhang(1)	61,300,000	19.7	—	—	61,300,000	17.3	67.6
Xiaodong Jiang	—	—	—	—	—	—	—
Jian Jiang	—	—	—	—	—	—	—
Shunyan Zhu††	—	—	—	—	—	—	—
Ruilin Song††	—	—	—	—	—	—	—
Chunlin Fan††	*	*	*	*	—	—	*
Pingyan Chen††	—	—	—	—	—	—	—
Rong Shao††	—	—	—	—	—	—	—
Jun Zou††	—	—	—	—	—	—	—
Ligang Luo(2)	9,000,000	2.9	9,000,000	2.5	—	—	1.0
Liping Li(3)	11,000,000	3.5	11,000,000	3.1	—	—	1.2
Anfeng Guo	*	*	*	*	—	—	*
Tong Guo	*	*	*	*	—	—	*
Peng Du	*	*	*	*	—	—	*

Principal Shareholders:
Digital Medical Technology Ltd(4)	61,300,000	19.7	—	—	61,300,000	17.3	67.6
NEA entities(5)	31,739,877	10.2	31,739,877	8.9	—	—	3.5
China Broadband Capital(6)	28,624,717	9.2	28,624,717	8.1	—	—	3.2
Esta Investments Pte Ltd(7)	36,328,606	11.7	36,328,606	10.2	—	—	4.0
Lifetech Company Ltd(8)	19,699,210	6.3	19,699,210	5.5	—	—	2.2
Alibaba Health (Hong Kong) Technology Company Limited(9)	26,327,744	8.4	26,327,744	7.4	—	—	2.9

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 311,644,556, being the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

†

The address of our directors and executive officers except for Xiaodong Jiang, Jian Jiang, Shunyan Zhu, Ruilin Song, Pingyan Chen, Rong Shao and Jun Zou is 11/F, Building A, Zhonggang International Square, Haidian District, Beijing, 100080, People’s Republic of China. The address of Xiaodong Jiang is No. 3101, Henglong Square Office 2, 1266 Nanjing West Road, Shanghai, 200040, People’s Republic of China. The address of Jian Jiang is No. 2303, China World Office 2, Chaoyang District, Beijing, 100004, People’s Republic of China. The address of Shunyan Zhu is 17/F, Building B, Greenland Center, Chaoyang District, Beijing, 100020, People’s Republic of China. The address of Ruilin Song is Room.3-4-202, No.28,

Guangqumenwai Street, Chaoyang District, Beijing, 100020, People’s Republic of China. The address of Pingyan Chen is No. 1503, Building 40, Nanhu Peninsula Garden, Baiyun District, Guangzhou City, Guangdong Province, 510000, People’s Republic of China. The address of Rong Shao is Room 805, Shanshui Huamen Wenchayuan, No.58 Jiangjun Avenue, Jiangning District, Nanjing, 211100, People’s Republic of China. The address of Jun Zou is Room 1602, No. 1, Lane 69, Tianyaoqiao Road, Xuhui District, Shanghai, 200030, People’s Republic of China.
††

Each of Shunyan Zhu, Ruilin Song, Chunlin Fan, Pingyan Chen, Rong Shao, Jun Zou has accepted appointment as a director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents 61,300,000 ordinary shares held of record by Digital Medical Technology Ltd, a British Virgin Islands company wholly owned by Tianze Zhang, which will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering. The registered address of Digital Medical Technology Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)

Represents 9,000,000 ordinary shares held of record by Health BigData Technology Limited, a British Virgin Islands company wholly owned by Ligang Luo, which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. The registered address of Digital Medical Technology Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

Represents 11,000,000 ordinary shares held of record by August Health Service Ltd., a British Virgin Islands company wholly owned by Liping Li, which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. The registered address of August Health Service Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Represents 61,300,000 ordinary shares held of record by Digital Medical Technology Ltd. Digital Medical Technology Ltd is a company wholly owned by Tianze Zhang. All the ordinary shares held by Digital Medical Technology Ltd will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(5)

Represents 16,455,881 Series A preference shares, 7,878,151 Series B preference shares, 2,635,137 Series C-2 preference shares and 3,471,105 Series D preference and 1,181,953 Series D+ preference shares held of record by New Enterprise Associates 15, L.P. (“NEA 15”) and 117,650 Series A preference shares held of record by NEA Ventures 2015, L.P. (“Ven 15”), all of which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15, NEA 15 GP, LLC (“NEA 15 LLC”), the sole general partner of NEA Partners 15 and each of the individual Managers of NEA 15 LLC. The individual Managers of NEA 15 LLC (collectively, the “NEA 15 Managers”) are Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell, and Peter Sonsini. The shares directly held by “Ven 15” are indirectly held by Karen P. Welsh, the general partner of “Ven 15”. NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to the Company’s securities directly held by NEA 15. Karen P. Welsh has voting and dispositive power with regard to the Company’s securities directly held by “Ven 15”. All indirect holders of the above referenced securities disclaim beneficial ownership of all applicable securities except to the extent of their actual pecuniary interest therein. The address for the above referenced NEA entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(6)

Represents 21,008,404 Series B preference shares, 3,676,471 Series C-2 preference shares and 3,939,842 Series D preference shares held of record by China Broadband Capital Partners III, L.P, all of which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. The voting and dispositive power in the shares held by China Broadband Capital Partners III, L.P. is controlled by China Broadband Capital Partners L.P., which is ultimately controlled by Mr. Suning Tian. The registered address of CBC Mobile Venture Limited is Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(7)

Represents 23,193,278 Series C-2 preference shares, 7,225,565 Series D preference shares and 5,909,763 Series D+ preference shares held by Esta Investments Pte. Ltd, a Singapore private company, all of which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. Esta Investments Pte. Ltd. is indirectly wholly owned by Temasek Holdings (Private) Limited. The business address of Esta Investments Pte. Ltd is 60B Orchard Road, #06-18, the Atrium@Orchard, Singapore 238891.
(8)

Represents 19,699,210 Series D preference shares held by Lifetech Company Ltd, a Cayman Island company, which will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. Lifetech Company Ltd is wholly owned by MBK Partners Special Situations I, L.P. (“MBKPSS”). The general partner of MBKPSS is MBK Partners Special Situations GP I, L.P. and the manager of MBKPSS is MBK Management, Inc. Voting and investment determinations with respect to the Linkdoc shares held by Lifetech are made by an investment committee comprised of Michael B. Kim, Jay H. Bu, Stephen Le and Bryan Min. Each of the members of the investment committee disclaims beneficial ownership of such shares of Linkdoc. The address of each entity named herein is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(9)

Represents 26,327,744 Series D+ preference shares held by Alibaba Health (Hong Kong) Technology Company Limited, a limited liability company incorporated under the laws of Hong Kong with its registered office at 26/F, Tower One Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. All the preference shares held by Alibaba Health (Hong Kong) Technology Company Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. Alibaba Health (Hong Kong) Technology Company Limited is a wholly-owned subsidiary of Alibaba Health Information Technology Limited, which is deemed to be the beneficial owner of the shares held by Alibaba Health (Hong Kong) Technology Company Limited. Alibaba Health Information Technology Limited is a public company listed on the Hong Kong Stock Exchange.

As of the date of this prospectus, 10.2% of our outstanding ordinary shares or outstanding preference shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements by and among our PRC subsidiary, our VIE and the shareholders of our VIE.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Share Incentives

See “Management—Share Incentive Plan.”

Other Related Party Transactions

The VIE and Mr. Zhang Tianze our founder, chairman of the board of directors and Chief Executive Officer, provided joint liability guaranties for the loans with total amount of RMB10.0 million borrowed by LinkDoc Technology (Tianjin) Co., Ltd. between January 29, 2019 and January 24, 2020. As of December 31, 2019, the outstanding balance of the loan was RMB1.0 million, which was repaid on January 13, 2020.

We provided a cash advance of US$89,450 (equivalent to RMB590,057) to Mr. Zhang Tianze in 2018, which was repaid in 2020.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our share capital is divided into ordinary shares. In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

As of the date hereof, our authorized share capital consists of US$50,000 divided into 415,664,338 ordinary shares with a par value of US$0.00008 each and 209,335,662 Preference Shares of nominal or par value of US$0.00008 each, 22,058,825 of which shall be designated as Series A Preference Shares, 46,218,488 of which shall be designated as Series B Preference Shares, 2,899,160 of which shall be designated as Series C-1 Preference Shares, 35,398,512 of which shall be designated as Series C-2 Preference Shares, 51,217,945 of which shall be designated as Series D Preference Shares and 51,542,732 of which shall be designated as Series D+ Preference Shares. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be redesignated or converted into ordinary shares on a one-for-one basis and our authorized share capital immediately prior to the completion of this offering will be US$50,000 divided into 625,000,000 ordinary shares with a par value of US$0.00008 each.

We have adopted the seventh amended and restated memorandum and articles of association, which will become effective and replace the current seventh amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our seventh amended and restated memorandum and articles of association provides that, immediately prior to the closing of this offering, we will have two classes of ordinary shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital immediately prior to the completion of the offering will be US$50,000 divided into 625,000,000 ordinary shares of a par value of US$0.00008 each, comprising of (a) 500,000,000 Class A ordinary shares of a par value of US$0.00005 each, (b) 80,000,000 Class B ordinary shares of a par value of US$0.00008 each, and (c) 45,000,000 shares of such class or classes as our board of directors may determine. All issued and outstanding ordinary shares beneficially owned by Mr. Tianze Zhang, our founder, chairman of the Board of Directors and Chief Executive Officer, will be immediately and automatically converted into Class B ordinary shares on a one-for-one basis, and all the other issued and outstanding ordinary shares and all the issued and outstanding Series A, Series B, Series C-1, Series C-2, Series D and Series D+ preference shares prior to this offering will be automatically converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. We will offer Class A ordinary shares represented by the ADSs in this offering. All incentive shares, including options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the applicable vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital is US$50,000 divided into 625,000,000 ordinary shares, with a par value of US$0.00008 each. Holders of Class A ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion. A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B ordinary shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an affiliate of the relevant member becoming a beneficial owner of the relevant Class B ordinary shares in which case all the related Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, (iii) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person which is a beneficial owner of Class B ordinary shares shall not trigger the automatic conversion of such Class B ordinary shares into Class A ordinary shares; and (iv) in the event that Mr. Tianze Zhang ceases to be a director or an executive officer or employee of the Company, any and all of the Class B ordinary shares beneficially owned by Mr. Tianze Zhang and any affiliate of Mr. Tianze Zhang shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the purpose of the foregoing sentence, an “affiliate” of a given shareholder means any other person that, directly or indirectly, controls, is controlled by or is under common control with such person, and for the purposes of the foregoing definition of “affiliate,” “control” means, in relation to any person, the power or authority, whether exercised or not, to direct the business, management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such person or power to control the composition of a majority of the board of directors of such person.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

General Meetings of Shareholders. A quorum required for a meeting of shareholders consists of shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NASDAQ. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 7 business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provision. A provision of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, namely the provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our post-offering articles of association. See “Risk Factors—Risks Relating to the ADSs and This Offering—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs or other securities to select a favorable judicial forum for disputes with us and our directors and officers.”

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, a statement of the shares held by each member, of the amount paid or agreed to be considered as paid, on the shares of each member, the number and class of shares held by each member, and whether each relevant class of shares held by a member carried voting rights and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated

articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Preference Shares

On June 8, 2018, we issued 3,471,105 Series D preference shares to New Enterprise Associates 15, L.P. for a consideration of US$8.8 million. New Enterprise Associates 15, L.P. and NEA Ventures 2015, L.P. (the “NEA” entities) hold board representations in the Company as of the date of this Prospectus.

On June 8, 2018, we issued 3,939,842 Series D preference shares to China Broadband Capital Partners III, L.P. for a consideration of US$10.0 million. China Broadband Capital Partners III, L.P. is controlled by China Broadband Capital Partners L.P., which holds board representations in the Company as of the date of this Prospectus.

On June 8, 2018, we issued 1,221,351 Series D preference shares to Long Hill Capital Venture Partners 1, L.P. for a consideration of US$3.1 million. Long Hill Capital Venture Partners 1 is controlled by Long Hill Capital, which holds board representations in the Company as of the date of this Prospectus.

On June 8, 2018, we issued 13,789,447 Series D preference shares to Beijing Freesia Management Consulting Corporation for a consideration of US$35.0 million.

On June 8, 2018, we issued 19,699,210 Series D preference shares to Lifetech Company Ltd for a consideration of US$50.0 million.

On June 8, 2018, we issued 7,225,565 Series D preference shares to Esta Investments Pte Ltd for a consideration of US$18.3 million.

On June 8, 2018, we issued a warrant to Ningbo Huiqiao Hongbo Equity Investment Limited Partnership to purchase an aggregate of up to 1,871,425 Series D Preference Shares in an aggregate amount of RMB30,247,525. Ningbo Huiqiao Hongbo Equity Investment Limited Partnership converted the warrant into 1,871,425 Series D preference shares in May 2021.

On September 4, 2020, we issued 1,181,953 Series D+ preference shares to New Enterprise Associates 15, L.P. for a consideration of US$3.0 million.

On September 4, 2020, we issued 5,909,763 Series D+ preference shares to Esta Investments Pte Ltd for a consideration of US$15.0 million.

On September 4, 2020, we issued 4,727,810 Series D+ preference shares to HL Plus Holding I Limited for a consideration of US$12.0 million. HL Plus Holding I Limited is controlled by Long Hill Capital, which holds board representations in the Company as of the date of this Prospectus.

On September 4, 2020, we issued options to Tianjin Jinnan Haihe River CBC IFOF Industrial Fund Partnership, L.P., Shanghai Cenova Kangze Investment Center LL.P, Suzhou Cenova Zekang Investment Center LL.P, Shenzhen Zhongshenxinchuang Investment Partnership (L.P.) and CICC Biomedical Fund L.P. to purchase up to 13,395,462 Series D+ Preference Shares. Tianjin Jinnan Haihe River CBC IFOF Industrial Fund Partnership, L.P., Shanghai Cenova Kangze Investment Center LL.P, Suzhou Cenova Zekang Investment Center LL.P, Shenzhen Zhongshenxinchuang Investment Partnership (L.P.) and CICC Biomedical Fund L.P. converted the options into 13,395,462 Series D+ preference shares in May 2021.

On February 26, 2021, we issued 21,669,131 Series D+ preference shares to Alibaba Health (Hong Kong) Technology Company Limited for a consideration of US$59.3 million. We also reclassified and redesignated 4,658,613 ordinary shares held by three of the founders as Series D+ preference shares which was issued to Alibaba Health (Hong Kong) Technology Company Limited.

On June 4, 2021, we issued 13,971,000 ordinary shares to Parthenon Talent Limited at par, in order to hold the 13,971,000 ordinary shares for the benefit of certain grantees under the 2015 Global Share Plan. Such ordinary shares are deemed as issued but not outstanding.

Option and Restricted Share Grants

We have granted options to purchase our ordinary shares and restricted shares to certain of our executive officers and employees. See “Management—Share Incentive Plans.”

Shareholders Agreement

Our currently effective fifth amended and restated shareholders agreement was entered into on February 26, 2021 by and among the Company, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including registration right, right of first refusal, right of secondary refusal, right of third refusal, right of co-sale, drag-along right and contains provision governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering. Xiaodong Jiang and Jian Jiang were appointed to our board of directors pursuant to the terms of the shareholders agreement which provides that (i) NEA Ventures 2015, L.P. and New Enterprise Associates 15, L.P. shall be entitled to designate one director of our board who are elected by the holders of our series A preference shares, and (ii) each of Esta Investments Pte Ltd., ABG II-SO2 Limited, Lifetech Company Ltd., and Alibaba Health (Hong Kong) Technology Company Limited shall be entitled to designate one director of our board. Such rights to designate directors will also terminate upon the completion of this offering.

Registration Rights

Pursuant to the current shareholders agreement, we have granted registration rights to certain shareholders, provided that no shareholder shall be entitled to exercise any such registration right after the earlier of (i) a deemed liquidation event, all the investors having fully exercised their liquidation right and been fully paid all the distributions pursuant to the memorandum and articles of association; (ii) such time as SEC rule 144 or another similar exemption under the securities act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; and (ii) five years after the completion of a qualified IPO.

Demand Registration Rights. At any time or from time to time after the earlier of (i) the fourth (4th) anniversary of the date of the shareholders agreement, or (ii) one hundred eighty days after the effective date of the registration statement for the IPO, upon a written request from the holders of at least 20% of the registrable securities then outstanding, we shall promptly give written notice of the proposed registration to all other holders and shall, (i) within ten (10) days after the date such request is given, issue a written notice of such request to all holders; and (ii) use commercially reasonable efforts to as soon as practicable, and in any event within ninety (90) days after the date such request is given by the initiating holders, file a Form S-1 or Form F-1 registration statement, as applicable, under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days after the date the notice is given, and in each case, subject to the certain limitations.

Form F-3 or S-3 Registration Rights. In case we receive from any holders of registrable securities then outstanding written requests that we effect a registration on Form F-3 or Form S-3, as the case may be, we shall, subject to certain limitations, (i) within ten (10) days after the date such request is given, issue a written notice of such request to all holders other than the initiating holders; and (ii) use commercially reasonable efforts to as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the initiating holders, file a Form S-3 or Form F-3 registration statement, as applicable, under the Securities Act covering all registrable securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the notice is given.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the registrable securities that the holders have requested to be registered.

Expenses of Registration. The Company shall pay all expenses (excluding only underwriting discounts and commissions relating to the registrable securities sold by the requesting shareholders) incurred in connection with any registration pursuant to the current shareholders agreement, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling holders, subject to certain limitations.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-257582 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, four Class A ordinary share(s) that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Class A ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if we request such rights be made available to holders of ADSs, it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if we request and it is reasonably practicable, and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we request such rights be made available to you and provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows: the depositary will vote (or cause the custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from such holder of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Class A ordinary shares may be adversely affected, and (b) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

• Up to U.S.$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	• Up to U.S.$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	• Up to U.S.$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or • (ii) exercise of rights to purchase additional ADSs	• Up to U.S.$0.05 per ADS held

• Distribution of securities other than ADSs or rights Up to U.S. per ADS held to purchase additional ADSs (e.g., upon a spin-off)	• Up to U.S.$0.05 per ADS held

Services	Fees

• ADS Services	• Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	• Up to U.S.$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

• Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and expenses.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof) for the ADSs or deposited securities.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE DEPOSIT AGREEMENT OR THE ADRs, OR THE TRANSACTIONS CONTEMPLATED THEREIN, AGAINST US AND/OR THE DEPOSITARY.

Such waiver of your right to trial by jury would apply to any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of the applicable case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, including, without limitation, claims under the Securities Act of 1933, as amended, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,825,000 ADSs outstanding, representing 43,300,000 Class A ordinary shares, or approximately 12.2% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NASDAQ, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our Class A ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors, executive officers, our existing shareholders and certain option holders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs, or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately 2,936,446 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors, and consultants who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise or vesting of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions and the lock-up described below.

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Haiwen & Partners, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to claim the benefits of any tax treaties between their country or region of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that acquires our ADSs in this offering and holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons that hold ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners or members;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or

•	persons that hold ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns our ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”), other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income, in the case of Class A ordinary shares, on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the

Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat gains taxable under PRC law as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset to the extent it is associated with business activities that produce active income.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. In particular, the value of our goodwill may be determined, in large part, by reference to the market price of the ADSs, which could be volatile. Therefore, because we hold, and will continue to hold after this offering, a substantial amount of cash, our risk of being or becoming a PFIC will increase if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements among us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIE) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (as defined in applicable U.S. Treasury regulations), a U.S. Holder could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision of U.S. federal income tax law that permits to apply a mark-to-market treatment with respect to a Lower-tier PFIC the shares of which are not regularly traded.

If we are a PFIC for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holders owns ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain terms and conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs indicated in the following table. Morgan Stanley & Co. LLC, BofA Securities, Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010. The address of SNB Finance Holdings Limited is Level 5, 25 Teed Street, Newmarket, Auckland 1023, New Zealand.

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
BofA Securities, Inc.
China International Capital Corporation Hong Kong Securities Limited
Tiger Brokers (NZ) Limited
SNB Finance Holdings Limited

Total	10,825,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have indicated their interest in subscribing for an aggregate of US$115 million of the ADSs being offered in this offering, including (i) US$25 million from Alibaba Health (Hong Kong) Technology Company Limited, our existing shareholder, (ii) US$25 million from Lake Bleu Prime Healthcare Master Fund Limited, our existing shareholder, (iii) US$10 million from Aranda Investments Pte. Ltd., an entity indirectly wholly owned by Temasek Holdings (Private) Limited and affiliated with Esta Investments Pte. Ltd., our existing shareholder, (iv) US$25 million from UBS Asset Management (Hong Kong) Limited, (v) US$20 million from Hudson Bay Master Fund Ltd, and (vi) US$10 million from Sage Partners Master Fund. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Assuming an initial public offering price of US$18.50 per ADS, the midpoint of the estimated initial public offering price range, the number of ADSs to be purchased by these investors would be at least 6,216,216 ADSs, representing approximately 57.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. However, because the indications of interest are not binding agreements or commitments to purchase, such investors may determine to purchase more, fewer or no ADSs in this offering, and we and the underwriters may determine to sell more, fewer or no ADSs to them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-

dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. SNB Finance Holdings Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,623,750 additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial public offering, if all of the ADSs are not sold at the public offering price, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table summarizes the compensation and estimated expenses we will pay:

Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$5.4 million. We have agreed to reimburse the underwriters for their expenses incurred in connection with this offering in an amount not to exceed US$            .

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any hedging, swap or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (iii) submit to, or file with, the SEC a registration statement under the Securities Act relating to any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iv) publicly disclose the intention to do any of the foregoing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to (A) any registration statement on Form S-8 with respect to any existing employee benefit plan, (B) the sale of shares to the underwriters in this offering, (C) the issuance by us of ordinary shares upon the exercise of options or warrants or the settlement of restricted share units pursuant to the existing employee benefit plan, (D) the establishment of a trading plan pursuant to

Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares or the ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period, (E) the issuance of any securities by us in connection with our bona fide acquisition of one or more businesses, products or technologies, joint ventures, commercial relationships or other strategic corporate transactions, provided that the recipients of such securities execute a lock-up agreement in favor of the underwriters containing substantially the same obligations as those set forth in the lock-up letter, the form of which is an exhibit to the underwriting agreement.

Our directors, officers, existing shareholders and certain option holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any hedging, swap or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iv) publicly disclose the intention to do any of the foregoing.

The restrictions described in the preceding paragraph are subject to certain exceptions, including, among other things (A) transactions relating to ADSs, ordinary shares or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ADSs, ordinary shares or other securities acquired in such transactions, (B) transfer of ADSs, ordinary shares or any securities convertible into ADSs or ordinary shares as a bona fide gift, through will or intestacy, to immediate family members, to any trust for the direct or indirect benefit of the lock-up party, to any entity beneficially owned and controlled by the lock-up party, by operation of law, for bona fide estate planning purposes, or to limited partners or shareholders or an affiliate of the lock-up party, provided that each transferee shall sign and deliver a letter containing substantially the same obligations as those set forth in the lock-up letter, the form of which is an exhibit to the underwriting agreement, (C) the exercise of any rights to acquire any ordinary shares or ADSs upon the exercise of options that were granted pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, provided that any securities received upon such exercise shall be subject to the restrictions described in the preceding paragraph, (D) the transfer of ordinary shares to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of ordinary shares, provided that any such ADSs or ordinary shares received upon such exercise, vesting or settlement shall be subject to the restrictions described in the preceding paragraph. In addition, the lock-up agreements do not restrict the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

Further, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to any of the lock-up agreements with the underwriters described above in whole or in part at any time.

We have applied to list our ADSs on the NASDAQ Global Select Market under the symbol “ LDOC”.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs, in whole or in part, or purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers.

The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”))is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

(a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

(b)

the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to the offering contemplated by this prospectus to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any ADSs at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

SEC Registration Fee	US$	26,484
NASDAQ Listing Fee	US$	150,000
FINRA Filing Fee	US$	36,913
Printing and Engraving Expenses	US$	220,000
Legal Fees and Expenses	US$	2,795,366
Accounting Fees and Expenses	US$	1,889,557
Miscellaneous	US$	306,418

Total	US$	5,424,738

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Zhong Lun Law Firm. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of LinkDoc Technology Limited as of and for the years ended December 31, 2019 and 2020 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza 1 East Chang An Avenue, Beijing, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

LINKDOC TECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

LinkDoc Technology Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LinkDoc Technology Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing China

April 7, 2021

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	301,556,224	618,347,005	94,378,187
Restricted cash – current (including restricted cash – current of VIEs that can only be used to settle the VIEs’ obligation of RMB8,000,000 and nil as of December 31, 2019 and 2020, respectively)	4	8,000,000	—	—
Short-term investments		65,542,208	—	—
Accounts receivable, net	5	32,373,491	30,467,919	4,650,313
Contract assets, net	22	27,987,948	32,500,818	4,960,594
Amounts due from a related party	25	590,057	—	—
Inventories	6	46,396,602	61,323,159	9,359,742
Prepayments and other current assets	7	40,842,472	27,434,584	4,187,336

Total current assets		523,289,002	770,073,485	117,536,172

Non-current assets
Restricted cash – non-current (including restricted cash – non-current of VIEs that can only be used to settle the VIEs’ obligation of RMB6,000,163 and RMB6,059,769 as of December 31, 2019 and 2020, respectively)	4	6,000,163	6,059,769	924,901
Property and equipment, net	8	29,201,272	17,899,253	2,731,960
Intangible assets, net	9	11,186,990	9,440,160	1,440,850
Land use right, net	10	—	4,369,947	666,984
Goodwill	11	45,538,574	45,538,574	6,950,544
Other non-current assets		1,898,650	387,729	59,179

Total non-current assets		93,825,649	83,695,432	12,774,418

Total assets		617,114,651	853,768,917	130,310,590

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(d))
LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIEs without recourse to the Company of RMB1,000,000 and nil as of December 31, 2019 and 2020, respectively)	12	1,000,000	—	—
Current portion of long-term debts – (including current portion of long-term debts of VIEs without recourse to the Company of nil and RMB66,835,788 as of December 31, 2019 and 2020, respectively)	15	—	66,835,788	10,201,134
Accounts payable (including accounts payable of VIEs without recourse to the Company of RMB38,352,974 and RMB68,765,787 as of December 31, 2019 and 2020, respectively)		38,352,974	68,765,787	10,495,709
Income taxes payable (including income taxes payable of VIEs without recourse to the Company of RMB4,585,356 and RMB4,869,076 as of December 31, 2019 and 2020, respectively)		6,744,026	7,111,689	1,085,456
Deferred revenue – current (including deferred revenue – current of VIEs without recourse to the Company of RMB18,184,311 and RMB29,813,802 as of December 31, 2019 and 2020, respectively)	22	18,184,311	29,813,802	4,550,475
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB30,229,258 and RMB35,623,112 as of December 31, 2019 and 2020, respectively)	13	64,717,144	55,717,823	8,504,201
Financial liabilities – current	14	—	518,714,757	79,171,336

Total current liabilities		128,998,455	746,959,646	114,008,311

Non-current liabilities
Financial liabilities – non-current	14	61,224,661	—	—
Long-term debts, excluding current portion (including long-term debts, excluding current portion of VIEs without recourse to the Company of RMB54,615,824 and nil as of December 31, 2019 and 2020, respectively)	15	54,615,824	—	—
Deferred revenue – non-current (including deferred revenue – non-current of VIEs without recourse to the Company of RMB3,532,569 and RMB8,245,723 as of December 31, 2019 and 2020, respectively)	22	3,532,569	8,245,723	1,258,543
Deferred income tax liabilities (including deferred income tax liabilities of VIEs without recourse to the Company of RMB2,136,746 and RMB1,518,271 as of December 31, 2019 and 2020, respectively)	20	2,213,476	1,518,271	231,733
Other non-current liabilities (including other non-current liabilities of VIEs without recourse to the Company of RMB6,000,000 and RMB6,000,000 as of December 31, 2019 and 2020, respectively)		6,000,000	6,000,000	915,779

Total non-current liabilities		127,586,530	15,763,994	2,406,055

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(d))
Total liabilities		256,584,985	762,723,640	116,414,366

Commitments and contingencies	23	—	—	—
MEZZANINE EQUITY	16
Series A Redeemable Convertible Preferred Shares (US$0.00008 par value, 22,058,825 shares authorized, issued and outstanding as of December 31, 2019 and 2020, Redemption value of RMB37,975,187 and RMB38,368,090 as of December 31, 2019 and 2020; Liquidation preference of RMB26,160,753 and RMB24,468,378 as of December 31, 2019 and 2020, respectively)		37,975,187	38,368,090	5,856,114
Series B Redeemable Convertible Preferred Shares (US$0.00008 par value, 46,218,488 shares authorized, issued and outstanding as of December 31, 2019 and 2020, Redemption value of RMB224,692,328 and RMB231,232,710 as of December 31, 2019 and 2020; Liquidation preference of RMB153,476,397 and RMB143,547,798 as of December 31, 2019 and 2020, respectively)		224,692,328	231,232,710	35,293,005
Series C-1 Redeemable Convertible Preferred Shares (US$0.00008 par value, 2,899,160 shares authorized, issued and outstanding as of December 31, 2019 and 2020, Redemption value of RMB27,330,006 and RMB28,125,533 as of December 31, 2019 and 2020; Liquidation preference of RMB20,928,602 and RMB19,574,702 as of December 31, 2019 and 2020, respectively)		27,330,006	28,125,533	4,292,795
Series C-2 Redeemable Convertible Preferred Shares (US$0.00008 par value, 35,398,512 shares authorized as of December 31, 2019 and 2020, 30,924,371 shares issued and outstanding as of December 31, 2019 and 2020, Redemption value of RMB364,400,054 and RMB375,007,074 as of December 31, 2019 and 2020; Liquidation preference of RMB279,048,000 and RMB260,996,000 as of December 31, 2019 and 2020, respectively)		364,400,054	375,007,074	57,237,259
Series D Redeemable Convertible Preferred Shares (US$0.00008 par value, 51,217,945 shares authorized, 49,346,520 shares issued and outstanding as of December 31, 2019 and 2020, Redemption value of RMB985,562,637 and RMB995,759,585 as of December 31, 2019 and 2020; Liquidation preference of RMB873,769,050 and RMB817,243,725 as of December 31, 2019 and 2020, respectively)		985,562,637	995,759,585	151,982,598
Series D + Redeemable Convertible Preferred Shares (US$0.00008 par value, nil and 40,974,356 shares authorized, nil and 11,819,526 shares issued and outstanding as of December 31, 2019 and 2020; Redemption value of nil and RMB201,872,360 as of December 31, 2019 and 2020; Liquidation preference of nil and RMB195,747,000 as of December 31, 2019 and 2020, respectively)		—	201,872,360	30,811,740
Redeemable noncontrolling interests	17	11,980,193	—	—

Total mezzanine equity		1,651,940,405	1,870,365,352	285,473,511

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(d))
SHAREHOLDERS’ DEFICIT:
Ordinary Shares (US$0.00008 par value, 467,207,070 and 426,232,714 shares authorized as of December 31, 2019 and 2020; 100,625,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	18	49,227	49,227	7,514
Accumulated other comprehensive (loss) / income		(49,441,323)	74,128,687	11,314,248
Accumulated deficit		(1,230,920,736)	(1,841,700,348)	(281,098,377)

Total shareholders’ deficit attributable to LinkDoc Technology Limited		(1,280,312,832)	(1,767,522,434)	(269,776,615)

Nonredeemable noncontrolling interests		(11,097,907)	(11,797,641)	(1,800,672)

Total shareholders’ deficit		(1,291,410,739)	(1,779,320,075)	(271,577,287)

Total liabilities, mezzanine equity and shareholders’ deficit		617,114,651	853,768,917	130,310,590

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Year Ended December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(d))
Revenues	22
Product revenues		374,339,662	804,655,213	122,814,374
Service revenues		124,655,261	136,948,227	20,902,382

Total revenues		498,994,923	941,603,440	143,716,756

Cost of goods sold (exclusive of rental and depreciation expenses of RMB14,992,651 and RMB16,908,990 for the years ended December 31, 2019 and 2020, respectively)		(349,981,558)	(766,255,209)	(116,953,388)
Cost of services		(88,321,785)	(98,164,858)	(14,982,884)
Selling and marketing expenses		(137,608,908)	(124,411,662)	(18,988,929)
General and administrative expenses		(154,280,390)	(125,598,164)	(19,170,024)
Research and development expenses		(180,661,884)	(86,923,696)	(13,267,147)
Loss on disposal of subsidiaries		(1,024,416)	—	—
Government grants		5,011,708	8,772,996	1,339,021

Operating loss		(407,872,310)	(250,977,153)	(38,306,595)
Interest expenses		(10,323,231)	(12,223,299)	(1,865,640)
Interest income		9,043,533	2,010,633	306,883
Change in fair value of financial liabilities	14	(22,156,433)	(229,114,018)	(34,969,629)
Investment income		1,680,752	1,897,331	289,589

Loss before income taxes		(429,627,689)	(488,406,506)	(74,545,392)
Income tax expense	20	(4,446,184)	(372,255)	(56,817)

Net loss		(434,073,873)	(488,778,761)	(74,602,209)

Less: Net income / (loss) attributable to redeemable noncontrolling interests	17	2,651,097	(925,699)	(141,289)
Less: Net loss attributable to nonredeemable noncontrolling interests		(12,941,267)	(11,914,228)	(1,818,466)

Net loss attributable to LinkDoc Technology Limited		(423,783,703)	(475,938,834)	(72,642,454)

Deemed dividend to Series D+ Redeemable Convertible Preferred Shares Holders	16	—	(65,599,163)	(10,012,388)
Accretion of redeemable convertible preferred shares	16	(129,038,126)	(149,405,748)	(22,803,771)

Net loss attributable to ordinary shareholders		(552,821,829)	(690,943,745)	(105,458,613)

Net loss		(434,073,873)	(488,778,761)	(74,602,209)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes		(26,221,211)	123,570,010	18,860,467

Comprehensive loss		(460,295,084)	(365,208,751)	(55,741,742)

Less: Comprehensive income / (loss) attributable to redeemable noncontrolling interests	17	2,651,097	(925,699)	(141,289)
Less: Comprehensive loss attributable to nonredeemable noncontrolling interests		(12,941,267)	(11,914,228)	(1,818,466)

Comprehensive loss attributable to LinkDoc Technology Limited		(450,004,914)	(352,368,824)	(53,781,987)

Loss per ordinary share
—Basic and diluted	21	(5.32)	(6.59)	(1.01)
Weighted average number of shares outstanding used in computing loss per ordinary share:
—Basic and diluted	21	103,971,865	104,897,967	104,897,967

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) / income	Accumulated deficit	Total shareholders’ deficit attributable to LinkDoc Technology Limited	Nonredeemable noncontrolling interests	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	100,625,000	49,227	—	(23,220,112)	(690,779,907)	(713,950,792)	(473,782)	(714,424,574)
Net loss	—	—	—	—	(434,073,873)	(434,073,873)	—	(434,073,873)
Nonredeemable noncontrolling interests acquired in business acquisitions (Note 3)	—	—	—	—	—	—	1,977,142	1,977,142
Cash contributions from nonredeemable noncontrolling interest holders	—	—	—	—	—	—	340,000	340,000
Loss attributable to nonredeemable noncontrolling interest holders	—	—	—	—	12,941,267	12,941,267	(12,941,267)	—
Income attributable to redeemable noncontrolling interest holders (Note 17)	—	—	—	—	(2,651,097)	(2,651,097)	—	(2,651,097)
Share-based compensation (Note 19)	—	—	12,681,000	—	—	12,681,000	—	12,681,000
Accretion of redeemable convertible preferred shares (Note 16)	—	—	(12,681,000)	—	(116,357,126)	(129,038,126)	—	(129,038,126)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(26,221,211)	—	(26,221,211)	—	(26,221,211)

Balance as of December 31, 2019	100,625,000	49,227	—	(49,441,323)	(1,230,920,736)	(1,280,312,832)	(11,097,907)	(1,291,410,739)

Net loss	—	—	—	—	(488,778,761)	(488,778,761)	—	(488,778,761)
Cash contributions from nonredeemable noncontrolling interest holders	—	—	—	—	—	—	160,000	160,000
Loss attributable to nonredeemable noncontrolling interest holders	—	—	—	—	11,914,228	11,914,228	(11,914,228)	—
Loss attributable to redeemable noncontrolling interest holders (Note 17)	—	—	—	—	925,699	925,699	—	925,699
Reclassification from redeemable noncontrolling interests to nonredeemable noncontrolling interests (Note 17)	—	—	—	—	—	—	11,054,494	11,054,494
Share-based compensation (Note 19)	—	—	14,564,970	—	—	14,564,970	—	14,564,970
Beneficial conversion feature of Series D+ Redeemable Convertible Preferred Shares upon issuance (Note 16)	—	—	65,599,163	—	—	65,599,163	—	65,599,163
Deemed dividend to Series D+ Redeemable Convertible Preferred Shares Holders (Note 16)	—	—	—	—	(65,599,163)	(65,599,163)	—	(65,599,163)
Accretion of redeemable convertible preferred shares (Note 16)	—	—	(80,164,133)	—	(69,241,615)	(149,405,748)	—	(149,405,748)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	123,570,010	—	123,570,010	—	123,570,010

Balance as of December 31, 2020	100,625,000	49,227	—	74,128,687	(1,841,700,348)	(1,767,522,434)	(11,797,641)	(1,779,320,075)

Balance as of December 31, 2020-US$ (Note 2(d))	100,625,000	7,514	—	11,314,248	(281,098,377)	(269,776,615)	(1,800,672)	(271,577,287)

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
Operating activities:
Net loss	(434,073,873)	(488,778,761)	(74,602,209)
Adjustments to reconcile net loss to net cash used in operating activities
Provision for / (reversal of) for accounts receivables	1,275,707	(509,956)	(77,834)
Provision for contract assets	241,761	92,099	14,057
Write-down of inventories	151,783	1,885,983	287,857
Loss on disposal of subsidiaries	1,024,416	—	—
Share—based compensation expenses	12,681,000	14,564,970	2,223,049
Depreciation and amortization	14,425,907	16,106,739	2,458,369
Deferred income tax benefit	(2,355,886)	(695,205)	(106,109)
Loss on disposal of property and equipment	60	114,374	17,457
Investment income	(1,680,752)	(1,897,331)	(289,589)
Change in fair value of financial liabilities	22,156,433	229,114,018	34,969,629
Noncash interest expense	9,921,631	12,219,964	1,865,131
Changes in operating assets and liabilities, net of effect of business acquisitions and disposals：
Accounts receivable	(20,401,510)	2,415,528	368,682
Contract assets	(12,088,061)	(4,604,969)	(702,856)
Inventories	(34,038,668)	(16,812,540)	(2,566,095)
Prepayments and other current assets	271,705	13,218,628	2,017,557
Accounts payable	25,237,084	30,412,813	4,641,902
Income tax payable	1,897,875	507,231	77,419
Deferred revenue	13,833,631	16,342,645	2,494,375
Accrued expenses and other current liabilities	21,959,280	(8,801,030)	(1,343,300)

Net cash used in operating activities	(379,560,477)	(185,104,800)	(28,252,508)

Investing activities:
Purchase of property and equipment	(14,002,416)	(3,133,785)	(478,309)
Proceeds from disposal of property and equipment	183,519	—	—
Purchase of time deposits	(275,836,000)	—	—
Proceeds from maturity of time deposits	899,695,828	—	—
Purchase of short-term investments	(320,710,000)	(585,000,000)	(89,288,440)
Proceeds from sales of short-term investments	256,848,544	652,439,539	99,581,724
Purchase of land use right	(1,500,000)	(2,929,000)	(447,053)
Proceeds from disposal of subsidiaries	—	30,000	4,579
Payment for business acquisitions	(17,505,000)	—	—
Cash acquired from business acquisitions	1,876,056	—	—

Net cash provided by investing activities	529,050,531	61,406,754	9,372,501

Financing activities:
Proceeds from issuance of Series D+ Redeemable Convertible Preferred Shares	—	205,083,000	31,301,780
Proceeds from issuance of Series D+ Options	—	235,531,600	35,949,144
Payment of issuance costs	—	(566,424)	(86,453)
Cash contributions from nonredeemable noncontrolling interest holders	340,000	160,000	24,421
Proceeds from short-term bank borrowings	10,000,000	—	—
Repayment for short-term bank borrowings	(9,000,000)	(1,000,000)	(152,630)
Collection of cash advance provided to a founder	—	583,663	89,084

Net cash provided by financing activities	1,340,000	439,791,839	67,125,346

Effect of foreign currency exchange rate changes on cash and cash equivalents	862,582	(7,243,406)	(1,105,563)

Net increase in cash, cash equivalents and restricted cash	151,692,636	308,850,387	47,139,776

Cash, cash equivalents and restricted cash at the beginning of the year	163,863,751	315,556,387	48,163,312

Cash, cash equivalents and restricted cash at the end of the year	315,556,387	624,406,774	95,303,088

Supplemental information
Interest paid	401,600	3,335	509
Income tax paid	4,904,197	558,773	85,285
Noncash investing and financing activities:
Accrual for purchase of property and equipment	(222,035)	(185,531)	(28,318)

The accompanying notes are an integral part of these consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

LinkDoc Technology Limited (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on December 16, 2014. The Company through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in providing continuous care for patients with critical diseases and data-driven precision life sciences solution that helps life sciences companies and physicians accelerate clinical research and real-world adoption. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Organization

The Group operates information services and other value-added telecommunication services through PRC operating companies, including LinkDoc Technology (Beijing) Co., Ltd. (“LinkDoc Beijing”, or the “VIE”) and its subsidiaries (collectively referred to as ‘‘VIEs’’ thereafter), in order to comply with the PRC laws and regulations which restrict foreign ownership of companies that provide value-added telecommunication services, including activities and services provided by the Group. The recognized and unrecognized revenue-producing assets that are held by VIEs primarily consist of inventories, property and equipment, assembled workforce and ICP licenses. The equity interests of LinkDoc Beijing are legally held by four individuals (collectively referred to as “Nominee Shareholders”), including 1) Tianze Zhang, the founder, chairman of the Board of Directors and Chief Executive Officer; 2) Ligang Luo, the co-founder, Chief Operation Officer and Chief Technology Officer; 3) Liping Li, the co-founder and Head of Clinical Operation; and 4) Peng Tang, the former co-founder. The four individuals act as Nominee Shareholders of LinkDoc Beijing on behalf of LinkDoc Information Technology (Beijing) Co., Ltd. (“LinkDoc Information”, or the “WFOE”), the Company’s wholly owned subsidiary. A series of contractual agreements and arrangements, including Voting Rights Proxy Agreement, Exclusive Consulting and Service Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent, as amended, (collectively, the “VIE Agreements”), were entered into among LinkDoc Information, LinkDoc Beijing and the Nominee Shareholders. Pursuant to the VIE Agreements, Nominee Shareholders have granted all their legal rights including voting rights and disposition rights of their equity interests in LinkDoc Beijing to LinkDoc Information. The Nominee Shareholders do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities.

In accordance with Accounting Standards Codification (‘‘ASC’’) 810-10-25-38A, the Company, through LinkDoc Information, has a controlling financial interest in the VIEs because LinkDoc Information has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the right to receive benefits of the VIEs that could potentially be significant to the VIEs. Thus, the Company, through LinkDoc Information, is the primary beneficiary of the VIEs.

Under the terms of the VIE Agreements, LinkDoc Information has (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the Exclusive Consulting and Service Agreement; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs under the Voting Rights Proxy Agreement; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs under Exclusive Option Agreement, to the extent permitted under PRC laws. As such, the consolidated financial statements of the VIEs are included in the consolidated financial statements of the Company.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Under the terms of the VIE Agreements, the Nominee Shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All the deficit (net liabilities) and net loss of the VIEs are attributed to the Company.

The principal terms of the VIE Agreements are further described below.

1)	Voting Rights Proxy Agreement

Pursuant to the Voting Rights Proxy Agreement, the Nominee Shareholders irrevocably appointed LinkDoc Beijing as their exclusive agent and attorney to act on their behalf on all shareholder matters of LinkDoc Beijing and exercise all rights as shareholders of LinkDoc Beijing, including the voting rights, dividend rights, right to all undistributed earnings and other shareholders’ rights. The Voting Rights Proxy Agreement shall remain effective during the period that each of the Nominee Shareholders is the shareholder of LinkDoc Beijing.

2)	Exclusive Consulting and Service Agreement

Pursuant to the Exclusive Consulting and Service Agreement, LinkDoc Information is appointed as the exclusive service provider for the provision of business support, technology, consulting services and other services requested by LinkDoc Beijing from time to time to the extent permitted under PRC law to LinkDoc Beijing. Unless a written consent is given by LinkDoc Information, LinkDoc Beijing is not allowed to engage a third party to provide such services, while LinkDoc Information is able to designate another party to render such services to LinkDoc Beijing. LinkDoc Beijing shall pay LinkDoc Information on a quarterly basis a service fee, which shall equal to total amount of the quarterly net profits after deduction of statutory reserve of LinkDoc Beijing and its subsidiaries. LinkDoc Information has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to LinkDoc Beijing. LinkDoc Information owns the exclusive intellectual property rights, whether created by LinkDoc Information or LinkDoc Beijing, as a result of the performance of the Exclusive Consulting and Service Agreement. The Exclusive Consulting and Service Agreement shall remain effective since February 27, 2015 unless terminated in writing by LinkDoc Information.

3)	Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, each of the Nominee Shareholders pledged his or her respective equity interest in LinkDoc Beijing to LinkDoc Information to secure his or her obligations under the applicable Exclusive Consulting and Service Agreement, Exclusive Option Agreement, and Voting Rights Proxy Agreement. Each of the Nominee Shareholders further agreed to not transfer or pledge his or her respective equity interest in LinkDoc Beijing without the prior written consent of LinkDoc Information. Each of the Equity Pledge Agreement will remain binding until the respective pledger, the Nominee Shareholders, as the case may be, discharges all his or her obligations and pays all his or her indebtedness under the above-mentioned agreements. On August 20, 2015, the equity pledges under the Equity Pledge Agreement were registered with competent PRC regulatory authority.

4)	Exclusive Option Agreement

Each of the Nominee Shareholders entered into an Exclusive Option Agreement with the Company, LinkDoc Information and LinkDoc Beijing, pursuant to which each of the Nominee Shareholders granted LinkDoc Information an option to purchase all or a portion of his or her respective equity interest in LinkDoc

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Beijing at a price equal to the higher of RMB1.0 and the minimum amount of consideration permitted by the PRC law. In addition, each of the Nominee Shareholders granted LinkDoc Information an option to purchase all or a portion of the assets held by LinkDoc Beijing or its subsidiaries for the minimum amount of consideration permitted by PRC law. The Nominee Shareholders should remit to the Company, LinkDoc Information or its designated person(s) any amount that is paid by the Company, LinkDoc Information or its designated person(s) in connection with the purchased equity interest.

The Nominee Shareholders commit that without the prior written consent of the Company, the Nominee Shareholders and LinkDoc Beijing will not:

(i)	transfer, mortgage or permit any security interest to be created on any equity interest in or material assets of LinkDoc Beijing;

(ii)	change LinkDoc Beijing’s registered capital;

(iii)	dispose of, create any pledge or encumbrance on LinkDoc Beijing’s material assets;

(iv)	terminate any material contract signed by LinkDoc Beijing or enter into any contract conflict with current material contracts;

(v)	appoint or remove directors, executive officers and senior management;

(vi)	distribute dividends in any manner ;

(vii)	liquidate or approve the application for the liquidation of LinkDoc Beijing;

(viii)	amend LinkDoc Beijing’s articles of association or shareholders agreements if any;

(ix)	provide any person with any loan or credit or guarantee in any form;

(x)	merge LinkDoc Beijing with any other entity; or

(xi)	terminate or enter into any material contract with a value of over RMB100,000.

LinkDoc Beijing and its Nominee Shareholders shall appoint those individuals recommended by the Company as directors, executive officers and senior management of LinkDoc Beijing. LinkDoc Beijing shall provide operating and financial information to the Company at the request of the Company and ensure the continuance of the business. The Exclusive Option Agreement will remain effective until all equity interests in LinkDoc Beijing held by its Nominee Shareholders have been acquired by LinkDoc Information or any parties LinkDoc Information designated.

5)	Spousal Consent

Each of the spouse of the Nominee Shareholders has signed a spousal consent. Under each of the spousal consent, the signing spouse undertook not to make any assertions in connection with the equity interests in LinkDoc Beijing held by his or her spouse. Moreover, each spouse agreed that the disposition of the equity interest in LinkDoc Beijing which is under the name of his or her spouse shall be made pursuant to the above-mentioned Equity Pledge Agreement, Exclusive Consulting and Service Agreement, Exclusive Option Agreement and Voting Rights Proxy Agreement, as amended from time to time. In addition, in the event that any of them obtains any equity interest in LinkDoc Beijing held by their respective spouses for any reason, such spouse agreed to be bound by similar obligations and agreed to enter into similar contractual arrangements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Risks in relation to the VIE structure

The Company relies on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of the Company’s PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, if the PRC government finds that the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of the Group’s businesses, the Group could be subject to severe penalties including being prohibited from continuing operations.

If the Company’s corporate structure and contractual arrangements are deemed by any governmental authority to be illegal, either in whole or in part, the Company may lose control of the consolidated VIEs and has to modify such structure to comply with regulatory requirements. Further, if Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including without limitation:

•	revoking the business licenses and/or operating licenses of the Company;

•	imposing fines on the VIEs;

•	confiscating any of the VIEs’ income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on the operations of the VIEs;

•	placing restrictions on the Company’s right to collect revenues;

•	shutting down the VIEs’ servers or blocking their app or websites;

•	restricting or prohibiting the Company’s use of the proceeds from overseas offering to finance its PRC consolidated VIEs’ business and operations;

•	requiring the Company to restructure ownership structure or operations; or

•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

The Company has designated Nominee Shareholders who are PRC nationals to be the shareholders of the VIEs holding 100% equity interests. These Nominee Shareholders may have conflicts of interest with the Company. Conflicts of interest may arise between the Nominee Shareholders as indirect shareholders and directors of the Company and as shareholders and directors of the VIEs. The Company rely on these individuals to abide by the laws of the Cayman Islands which impose fiduciary duties upon directors and officers of the Company. Such duties include the duty to act bona fide in what they consider to be in the best interest of the Company as a whole and not to place themselves in a position in which there is a conflict between their duties to the Company and their personal interests. PRC laws also provide that a director or a management officer owes a loyalty and fiduciary duty to the Company he or she directs or manages. The Company cannot assure that when conflicts arise, shareholders of the VIEs will act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. These Nominee Shareholders may breach or cause the VIEs to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and the Nominee Shareholders, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to the Company’s operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIEs under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2019 and 2020, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	165,602,756	158,812,716
Restricted cash – current	8,000,000	—
Accounts receivable, net	32,373,491	30,467,919
Contract assets, net	27,987,948	32,500,818
Amounts due from the Company and its subsidiaries*	—	4,000,000
Inventories	46,396,602	61,323,159
Prepayments and other current assets	34,273,146	23,651,854

Total current assets	314,633,943	310,756,466

Restricted cash – non-current	6,000,163	6,059,769
Property and equipment, net	20,308,923	13,829,643
Intangible assets, net	11,186,990	9,440,160
Land use right, net	—	4,369,947
Goodwill	45,538,574	45,538,574
Other non-current assets	1,898,650	387,729

Total non-current assets	84,933,300	79,625,822

Total assets	399,567,243	390,382,288

Short-term bank borrowings	1,000,000	—
Current portion of long-term debts	—	66,835,788
Accounts payable	38,352,974	68,765,787
Income taxes payable	4,585,356	4,869,076
Deferred revenue – current	18,184,311	29,813,802
Amounts due to the Company and its subsidiaries – current*	421,957,150	510,685,917
Accrued expenses and other current liabilities	30,229,258	35,623,112

Total current liabilities	514,309,049	716,593,482
Long-term debts, excluding current portion	54,615,824	—
Deferred revenue – non-current	3,532,569	8,245,723
Deferred income tax liabilities	2,136,746	1,518,271
Other non-current liabilities	6,000,000	6,000,000

Total non-current liabilities	66,285,139	15,763,994

Total liabilities	580,594,188	732,357,476

*	Amounts due from / to the Company and its subsidiaries represent the amounts due from / to LinkDoc Technology Limited and its wholly-owned subsidiaries, which are eliminated upon consolidation.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Revenues	498,961,904	941,603,440
Net loss	(164,737,407)	(118,424,491)
Net cash used in operating activities	(123,060,136)	(54,973,343)
Net cash used in investing activities	(27,264,545)	(5,451,089)
Net cash provided by financing activities*	301,676,327	45,693,998
Net increase / (decrease) in cash, cash equivalents and restricted cash	151,351,646	(14,730,434)
Cash, cash equivalents and restricted cash at the beginning of the year	28,251,273	179,602,919
Cash, cash equivalents and restricted cash at the end of the year	179,602,919	164,872,485

*

Net cash provided by financing activities includes amounts of RMB300,336,327 and RMB46,533,995 received from the Company and its wholly-owned subsidiaries for the years ended December 31, 2019 and 2020, respectively, which are eliminated upon consolidation.

In accordance with VIE Agreements, the Company, through LinkDoc Information, has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for restricted cash of RMB6,059,769 that was restricted to use, and paid-in-capital of RMB1,000,000 as of December 31, 2020. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Company or its wholly-owned subsidiaries.

During the years presented, the Company and its wholly-owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through loans to VIEs’ nominee shareholders, entrustment loans to VIEs or cash pooling arrangements to fund VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIEs in which the Company, through LinkDoc Information, has a controlling financial interest. All intercompany transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Nonredeemable noncontrolling interests are separately presented as a component of shareholder’s deficit in the consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimation of progress towards completion for clinical research services, the allowance for doubtful accounts receivables and contract assets, useful lives and recoverability of property and equipment and intangible asset with definite lives, the realization of deferred income tax assets and inventories, recoverability of goodwill and land use right, the fair value determination of i) share based compensation awards, ii) financial liabilities, iii) identifiable assets acquired, liabilities assumed and noncontrolling interests in the business combinations, and iv) ordinary shares to determine the existence of beneficial conversion feature of redeemable convertible preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Convenience translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid deposits placed with banks, which have original maturities of three-month or less at the time of purchase and readily convertible into known amounts of cash.

(g)	Time deposits

Time deposits represent deposits at banks with original maturity more than three months but less than one year. The interest earned is recorded in interest income in the statements of comprehensive loss.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i)	Short-term investments

Short term investments represent wealth management products which have the original maturities of less than twelve months. These wealth management products are managed by financial institutions in the PRC with variable interest rates referenced to performance of underlying assets. In accordance with ASC 825, the Group elects the fair value option at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statement of comprehensive loss as Investment income. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period.

(j)	Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability (i.e. deferred revenue) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

Accounts receivables are recognized in the period when the Group has provided services or products to its customers and when its right to consideration is unconditional. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Management considers the following factors when determining the collectability of specific accounts receivable: historical experience, credit worthiness of the customers, aging of the receivables and other specific circumstances related to the customers. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write-off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

Contract assets are rights to consideration in exchange for services that the Group has transferred to a customer when such a right is conditional on something other than the passage of time.

(k)	Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of disposal. Adjustments are recorded in the cost of goods sold to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any.

The estimated useful lives are as follows:

Leasehold improvements	3 years
Electronic equipment	3~5 years
Software	5~8 years
Office furniture	3~5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(m)	Intangible assets, net

Intangible assets with finite useful life are amortized on a straight-line basis, as the pattern of economic benefit of intangible assets cannot be reliably determined, over the estimated useful lives of the respective assets. The estimated useful life is the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Group. The Company’s amortizable intangible assets consist of customer relationships, non-competition agreements and licenses with the following estimated useful lives.

Customer relationships	7 years
Non-competition agreements	5 -6 years
Licenses	10 years

(n)	Land use right, net

A Land use right in the PRC represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use right. The lump sum advance payment is capitalized and recorded as land use right and then charged to expense on a straight-line basis over the period of the right, which is normally 50 years.

(o)	Impairment of long-lived assets

Long-lived assets, including property and equipment, intangible assets subject to amortization and land use right are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group,

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset group over the fair value of the assets or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended December 31, 2019 and 2020.

(p)	Business combination

The Group accounts for business combination using the acquisition method in accordance with ASC Topic 805: Business Combinations. The Group recognizes the identifiable acquired assets, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their respective fair values as of that date. The consideration of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. The excess of (i) the total purchase price and fair value of the noncontrolling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

(q)	Goodwill

Goodwill represents the excess of (i) the total purchase price and fair value of the noncontrolling interests over (ii) the fair value of the identifiable net assets of the acquiree.

Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis as of December 31 and more frequently when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or events-specific to that reporting unit. If or when the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, the Company would move to the quantitative method; 2) quantitative method –the Company performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. No impairment of goodwill was recognized for any of the years presented.

(r)	Financial liabilities

Financial liabilities, consisting of the freestanding warrants and options to purchase redeemable convertible preferred shares at a future date, are recorded on the consolidated balance sheets at fair value. Changes in fair values were included in the change in fair value of financial liabilities on the consolidated statements of comprehensive loss.

(s)	Fair value measurements

The Company applies ASC 820, Fair Value Measurement, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Fair Value of Financial Instruments

Short term financial assets and liabilities (including cash and cash equivalents, restricted cash-current, accounts receivable, amounts due from a related party, other receivables included in prepayments and other current assets, short-term bank borrowings, current portion of long-term debts, accounts payable, accrued expenses and other current liabilities) – The carrying amounts of the short-term financial assets and liabilities approximate their fair values because of the short maturity of these instruments.

Restricted cash – non-current – The carrying value approximates the fair value for interest bearing cash classified as restricted cash – non-current and is categorized in Level 1 of the fair value hierarchy.

Recurring Fair Value Measurements

The Group elects the fair value option to account for short-term investments, which are valued based on prices per units quoted by the financial institutions and are categorized in Level 2 of the fair value hierarchy. Short-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Aggregate cost basis	65,000,000	—
Gross unrealized holding gain	542,208	—

Aggregate fair value	65,542,208	—

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2019 and 2020:

		For the Year Ended December 31, 2019
	January 1, 2019	Purchase	Sell	Included in earnings	December 31, 2019
Assets	RMB	RMB	RMB	RMB	RMB
Short-term investments	—	320,710,000	256,848,544	1,680,752	65,542,208

Total	—	320,710,000	256,848,544	1,680,752	65,542,208

		For the Year Ended December 31, 2020
	January 1, 2020	Purchase	Sell	Included in earnings	December 31, 2020
Assets	RMB	RMB	RMB	RMB	RMB
Short-term investments	65,542,208	585,000,000	652,439,539	1,897,331	—

Total	65,542,208	585,000,000	652,439,539	1,897,331	—

Financial liabilities are measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 14.

The following tables presents the Group’s financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2019 and 2020, by level within the fair value hierarchy:

	Fair Value at December 31, 2019	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	65,542,208	—	65,542,208	—

Liabilities:
Financial liabilities-non-current	61,224,661	—	—	61,224,661

	Fair Value at December 31, 2020	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Liabilities:
Financial liabilities-current	518,714,757	—	—	518,714,757

(t)	Revenue recognition

The Group has adopted ASC topic 606, Revenue from Contracts with Customers (‘‘ASC 606’’) since inception. In accordance with ASC 606, the Group recognizes revenue upon the transfer of control of promised products or services to the Group’s customers, in the amount of consideration the Group expects to receive for those products or services (excluding value-added taxes collected on behalf of government authorities).

Continuous patient care solution

The Group generates revenues from continuous patient care solution primarily through the sale of innovative medications, auxiliary medications and nutrition medications, to individual customers through its retail patient care centers. To a lesser extent, the Group also generates revenues from the wholesale of medications to pharmacy and distributor customers. The Group is responsible for fulfilling its promise to deliver the specified products to its customers.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues from sales of products are recognized at the point in time when the products are accepted by customers, which is the point that the control of the products are transferred to the customers. The individual customers are required to settle the consideration upon the delivery of the products, while the pharmacy and distributor customers are generally required to pay within 60 days from the date of delivery. The Group does not provide customers any right of return, unless a product was defective in which case the Group allows an exchange of product or return. For the years ended December 31, 2019 and 2020, defective product returns were inconsequential.

Clinical trial matching services

The Group enters into clinical trial matching contracts with life sciences customers to match qualified patients with optimal suitability for enrollment in clinical trials. The Group’s performance obligation is to provide a successful match. The Group recognizes revenues for the services at the point in time when the individual patient enrollment for the clinical trial is confirmed by the customers. Customers are required to pay according to the predetermined billing schedules with total consideration based on a fixed unit price per match and total successful matches under the clinical trial contract.

Real-world study services

The Group contracts with life science customers and hospitals to provide real-world study services, which consists of clinical research services such as clinical trials research and management services, data collection and verification, on-site monitoring, safeguarding data quality and integrity, clinical data management and reporting services. The duration of the contracts range from several months to several years. Service fees are based on a fixed amount and reimbursable out-of-pocket costs.

Clinical research services typically involve a number of defined but not necessarily similar activities to be performed over the term of the contracts to achieve specified research objectives. The clinical research services are considered a single performance obligation because the Group provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Group is the principal in respect of the use of investigators who support the clinical research services. Revenue from clinical research services is recognized over the term of a contract, because the Group’s performance does not create an asset with an alternative use and the contract provides the Group with an enforceable right to payment for the work performed to date. The progress towards completion for clinical research services is measured based on an input measure being total project costs incurred (inclusive of reimbursable out-of-pocket costs) at each reporting period end as a percentage of total estimated project cost (“cost-to-cost measure”). The Group uses the cost-to-cost measure of progress for these services because it faithfully depicts the transfer of control of those services to customers.

Revenue recognition for clinical research services contracts involves significant judgment and estimation, in particular the estimation of total project cost at completion, which includes direct costs and reimbursable out-of-pocket costs such as investigator fees. The total estimated project cost is reviewed and revised periodically throughout the term of the contract, with adjustments to revenue resulting from such revisions being recorded on a cumulative catch-up basis in the period in which the revisions are identified. Customers are required to pay progress billing over the contract period.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Patient management as a service

The Group generates revenues from providing cloud-based patient management system and customized virtual care and voice care service to patients through service contracts with life sciences companies and medical associations. Customized virtual care and voice care service to patients include personalized follow-up care through the Group’s call centers and online channels, and allow patients to consult physicians online via the Group’s internet hospital and receive personalized disease management services. Life sciences companies and medical associations are required to pay progress billing over the contract period.

As the on-premise patient management system and the related cloud functionality accessible via subsequent customized online services are highly interrelated, the Group concludes that the system and online services are one performance obligation delivered as a series of daily services. The Group recognizes the associated service revenue on a straight-line basis over the duration of the contract, which is typically one year.

Data insights

The Group generates revenues by providing customized data insights reports to life sciences customers based on the Group’s self-developed data analysis platform. Revenue from customized data insights report is recognized at the point in time when the reports are delivered to customers. Customers are generally required to pay within six months from the date of the delivery of the reports.

To a lesser extent, the Group also derives revenues from data insights services by providing access to the Group’s self-developed data analysis platform (PRISM) to life sciences customers over the duration of the contract, which is generally less than one year. Revenue is recognized on a straight-line basis over the term of the contract since the customer simultaneously receives and consumes benefits provided by the Group as the

Group performs during the term of the contract.

AI diagnosis and treatment services

The Group generates revenues by providing on-premise AI-powered diagnostic assistance solutions to hospitals. Revenue is recognized at a point in time upon customers’ acceptance. The services typically take one to three months to complete and customers are generally required to pay within six months from the date of acceptance.

(u)	Cost of revenues

Cost of goods sold consists of the purchase price of products. The Group periodically receives rebates from certain vendors in the form of credits that the Group can apply against trade amounts owed to vendors if the Group completes a specified cumulative level of purchases within a specified time period. The Group accounts for the rebates received from its vendors as a reduction to the price the Group pays for the products purchased and therefore records such amounts as a reduction of cost of goods sold. Throughout the year, the Group estimates the amount of the rebates earned based on purchases to date relative to the total purchase levels expected to be achieved during the rebate period, as long as receiving the discounts or rebates is reasonably assured and its amount can be reasonably estimated. The Group continually revises these estimates to reflect rebates expected to be earned based on actual purchase levels and forecasted purchase volumes for the remainder of the rebate period.

Cost of goods does not include other direct costs related to cost of product sales such as outbound shipping and handling expense, rental and depreciation expenses of patient care centers. Therefore, the Group’s cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of services consists of the costs and expenses that are directly related to providing the Group’s services to customers, which mainly consists of employee costs, reimbursable out-of-pocket costs such as investigator fees and expenses associated with the use of facilities and equipment by these employees, including rental and depreciation expenses and other direct costs incurred.

(v)	Research and development expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new technologies, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.

(w)	Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received. Grants for the purpose of giving immediate financial support to the Group with no future related costs are recognized as government grants in the Group’s consolidated statement of comprehensive loss when the grants become receivable. Grants that compensate research and development expenses are recognized as a reduction to the related research and development expenses.

For the years ended December 31, 2019 and 2020, the Company recognized 1) RMB5,011,708 and RMB8,772,996 of government grants in the Group’s consolidated statement of comprehensive loss, respectively; and 2) nil and RMB7,445,283 of government grants as a reduction of research and development expenses, respectively.

(x)	Share-based compensation

The Group measures the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee is required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards with only service condition, the Group recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For awards with performance conditions, compensation cost is expensed over the estimated vesting period if it is probable that the performance condition will be achieved.

The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(y)	Employee benefits

The Company’s subsidiaries and VIEs in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB67,327,439 and RMB31,666,937 for the years ended December 31, 2019 and 2020, respectively.

As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance and work injury insurance (‘‘certain social insurance’’). The Group’s PRC subsidiaries and VIEs were exempted from contributions to certain social insurance between February 2020 and December 2020. The exemption was recognized as a reduction of cost of services and operating expenses in the amount of RMB23,115,832 for the year ended December 31, 2020.

(z)	Income taxes

Current income taxes are provided on the basis of net income/(loss) for financial reporting purpose, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Management considers the scheduled reversal of deferred income tax liabilities (including the impact of available carryforwards periods), projected future taxable income, and tax planning strategies in making this assessment.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Operating leases

The Group leases premises for offices and patient care centers under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis over the lease term.

(bb)	Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated at Hong Kong Special Administrative Region (Hong Kong SAR) is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries and VIEs is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange (loss) / gain included in general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its subsidiary incorporated at Hong Kong SAR are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or losses in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or losses in the consolidated statements of changes in shareholders’ deficit.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(cc) Concentration and risk

Cash Concentration

The Group maintains demand deposits, time deposits, restricted cash and short-term investments balances at financial institutions which, from time to time, may exceed the insured limits for its bank accounts in mainland PRC. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Demand deposits, restricted cash and short-term investments are deposited in financial institutions at below locations:

	As of December 31,
	2019	2020
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	255,794,670	468,902,333
—Denominated in US$	114,275,393	119,513,133

Total balances held at mainland PRC financial institutions	370,070,063	588,415,466

Financial institutions in United States
—Denominated in US$	10,979,383	35,982,541

Total balances held at United States financial institutions	10,979,383	35,982,541

Financial institutions in Hong Kong SAR
—Denominated in RMB	—	3,543
—Denominated in US$	3,491	74

Total balances held at Hong Kong SAR financial institutions	3,491	3,617

Total balances held at financial institutions	381,052,937	624,401,624

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, time deposits, short-term investments and accounts receivable.

The Group’s policy requires cash and cash equivalents, restricted cash, time deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of goods or provision of services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

(dd) Loss per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares and the deemed dividends to preference shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and other participating securities based on their participating rights. Shares issuable for little or no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Group’s preferred shares are participating securities. The preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares don’t have contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares, and the exercise of the warrant and option liabilities, and outstanding share option. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ee) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”) for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Group’s reportable operating segments. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products / services and technology. The Group’s operating segments are based on the organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

The Group classified the reportable operating segments for the years ended December 31, 2019 and 2020 into (i) LinkSolutions and (ii) LinkCare. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. All of the Group’s operations and customers are located in the PRC, and therefore, no geographic information is presented.

(ff) Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2019 and 2020, the Group’s PRC subsidiaries and VIEs made appropriations to the reserve fund of RMB1,851,838 and RMB823,110, respectively. The accumulated balance of the statutory reserve as of December 31, 2019 and 2020 was RMB4,007,384 and RMB4,830,494, respectively.

(gg) Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). ASU 2020-05 deferred the effective date of new leases standard for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an ‘‘emerging growth company’’ and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-02 will be applied for the fiscal year ending December 31, 2022. The Group is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an ‘‘emerging growth company’’ and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company adopted this guidance effective on January 1, 2020. The adoption of this new accounting standard did not have a significant impact on the Group’s consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain convertible instruments, amends guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share (EPS) calculations as a result of these changes. ASU 2020-06 is effective for public business entities except smaller reporting companies for annual and interim reporting periods beginning after December 15, 2021, and for annual and interim reporting periods beginning after December 15, 2023 for all other entities. Early adoption is permitted, but the guidance must be adopted as of the beginning of a fiscal year, but no earlier than for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company plans to early adopt this new guidance as of January 1, 2021 and is currently evaluating the impact of this new guidance on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

In 2019, the Company completed a number of individually insignificant acquisitions of patient care centers and a high-and-new technology enterprise, with total purchase price of RMB17,505,000 in cash.

The following table summarizes the purchase price allocation in aggregate of individually insignificant business combinations that have been completed in 2019. The transactions were accounted for under the acquisition method of accounting in accordance with ASC 805. The nonredeemable noncontrolling interest represents the fair value of the equity interest not acquired by the Group:

RMB
Consideration
Purchase consideration in cash	17,505,000

Fair values of identifiable assets acquired and liabilities assumed
Cash	1,876,056
Other current assets	3,864,269
Property and equipment	3,739,136
Intangible assets	6,499,709
Current liabilities	(3,734,653)
Deferred income tax liabilities	(1,989,927)

Total identifiable assets acquired and liabilities assumed	10,254,590

Nonredeemable noncontrolling interest	(1,977,142)

Goodwill	9,227,552

The intangible assets represent non-competition agreements and licenses. The fair value of the non-competition agreements of RMB1,000,000 and the licenses of RMB5,499,709 is amortized over 5 and 10 years on a straight-line basis, respectively.

The goodwill resulting from the business combinations was assigned to the LinkCare segment of RMB9,227,552, and was primarily attributed to the synergies and economic scale anticipated to be achieved from combining the operations of the Group and the acquired businesses, and the assembled workforce. None of the goodwill is expected to be deductible for income tax purpose.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	BUSINESS COMBINATIONS (CONTINUED)

Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated financial information for the year ended December 31, 2019 are presented as if the acquisition had been consummated on January 1, 2019 after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. Unaudited pro forma consolidated statements of comprehensive loss for the year ended December 31, 2019:

For the Year Ended December 31, 2019
RMB
Revenues	512,195,337
Net loss	(435,497,004)

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	301,556,224	618,347,005
Restricted cash – current	8,000,000	—
Restricted cash – non-current	6,000,163	6,059,769

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	315,556,387	624,406,774

The balances of restricted cash were related to the government grants of RMB14,000,000 received by the Group in December 2019 to compensate research and development expenses of the Group in the future and was restricted for use until the Group can comply with the conditions attached. The Group complied with certain conditions in 2020 and the restriction on the cash balance of RMB8,000,000 was released accordingly.

5.	ACCOUNTS RECEIVABLES, NET

Accounts receivables consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	34,623,290	32,207,762
Allowance for doubtful accounts	(2,249,799)	(1,739,843)

Accounts receivable, net	32,373,491	30,467,919

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	ACCOUNTS RECEIVABLES, NET (CONTINUED)

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	(974,092)	(2,249,799)
(Provision) / reversal of bad debt allowance	(1,275,707)	509,956

Balance at the end of the year	(2,249,799)	(1,739,843)

6.	INVENTORIES

Inventories consist of medicines and healthcare products. Write-downs of RMB151,783 and RMB1,885,983 were made to the inventories and recorded in cost of goods sold as of December 31, 2019 and 2020, respectively.

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Advance to suppliers	16,890,853	11,108,199
Rental deposits	10,754,843	7,970,354
Deductible input VAT	5,325,796	1,785,673
Receivable from third party payment platforms	1,849,121	3,993,684
Staff advances	1,585,342	248,001
Others*	4,436,517	2,328,673

Prepayments and other current assets	40,842,472	27,434,584

*	Others mainly include prepaid income tax and prepaid utilities.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvements	28,294,542	30,317,728
Electronic equipment	14,454,703	14,945,377
Software	5,600,000	5,600,000
Office furniture	846,338	805,178
Property and equipment	49,195,583	51,668,283

Less: accumulated depreciation	(19,994,311)	(33,769,030)

Property and equipment, net	29,201,272	17,899,253

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expenses were RMB12,868,187 and RMB14,289,935 for the years ended December 31, 2019 and 2020, respectively.

Depreciation expense on property and equipment was allocated into the following expense items:

	As of December 31,
	2019	2020
	RMB	RMB
Cost of services	1,645,583	1,625,650
Selling and marketing expenses	4,238,199	5,632,154
General and administrative expenses	3,163,938	3,009,004
Research and development expenses	3,820,467	4,023,127

Total depreciation expense	12,868,187	14,289,935

9.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB
Customer relationships	4,200,000	(1,226,223)	2,973,777
Non-competition agreements	1,600,000	(365,799)	1,234,201
Licenses	7,706,289	(727,277)	6,979,012

Total intangible assets, net	13,506,289	(2,319,299)	11,186,990

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying Amount
	RMB	RMB	RMB
Customer relationship	4,200,000	(1,899,491)	2,300,509
Non-competition agreements	1,600,000	(666,621)	933,379
Licenses	7,706,289	(1,500,017)	6,206,272

Total intangible assets, net	13,506,289	(4,066,129)	9,440,160

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB1,546,797 and RMB1,746,830 for the years ended December 31, 2019 and 2020, respectively.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2020, the estimated amortization expenses for the next five years are as follows:

Year ending December 31,	RMB
2021	1,742,058
2022	1,742,058
2023	1,739,272
2024	1,665,734
2025 and thereafter	2,551,038

10.	LAND USE RIGHT, NET

Land use right consisted as following:

	As of December 31,
	2019	2020
	RMB	RMB
Gross carrying amount	—	4,429,000
Less: accumulated amortization	—	(59,053)

Land use right, net	—	4,369,947

Amortization expense for the land use right recognized as general and administrative expenses was RMB59,053 for the year ended December 31, 2020.

11.	GOODWILL

The movement of goodwill by segment is as follows:

	LinkCare	LinkSolutions	Total
	RMB	RMB	RMB
Gross carrying amount as of January 1, 2019	6,662,327	30,673,111	37,335,438
Additions (Note 3)	9,227,552	—	9,227,552
Disposal	(1,024,416)	—	(1,024,416)

Gross carrying amount as of December 31, 2019 and 2020	14,865,463	30,673,111	45,538,574

12.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2019	2020
	RMB	RMB
Secured bank loans	1,000,000	—

Short-term bank borrowings	1,000,000	—

In 2019, LinkDoc Technology (Tianjin) Co., Ltd., a subsidiary of the VIE, entered into two one-year loan agreements with Shanghai Pudong Development Bank at an annual interest rate of 5.22%. The total principal of the two loans was RMB10,000,000. The VIE and Mr. Zhang Tianze, the founder and chairman of the Board of Directors of the Company, provided joint liability guarantee for the loans.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	SHORT-TERM BANK BORROWINGS (CONTINUED)

On December 16, 2019, LinkDoc Technology (Tianjin) Co., Ltd. repaid RMB9,000,000 of the loans in advance. As of December 31, 2019, the outstanding balance of the loan was RMB1,000,000, which was repaid on January 13, 2020.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Accrued payroll and social insurance	41,843,781	32,472,107
Government grants received with restricted use – current*	8,000,000	—
Taxes payable other than income taxes	8,440,497	10,998,600
Accrual for professional service expenses	897,347	5,484,953
Others**	5,535,519	6,762,163

Accrued expenses and other current liabilities	64,717,144	55,717,823

*	The non-current portion of government grants received with restricted use was recorded in other non-current liabilities.
**	Others mainly include accrued marketing expenses, rental expenses and staff reimbursements.

14.	FINANCIAL LIABILITIES

Warrants

On September 1, 2017, LinkDoc Beijing entered into a loan agreement with Ningbo Huiqiao Hongjia Equity Investment Limited Partnership (“Ningbo Huiqiao Hongjia”), pursuant to which LinkDoc Beijing borrowed an interest free loan of RMB40,000,000. In conjunction with the loan agreement, on the same date, the Company entered into a warrant purchase agreement with Ningbo Huiqiao Hongjia, pursuant to which the Company issued warrants to Ningbo Huiqiao Hongjia to purchase 4,474,141 shares of Series C-2 Redeemable Convertible Preferred Shares at US$1.2935 per share. On June 8, 2018, LinkDoc Beijing entered into a loan agreement with Ningbo Huiqiao Hongbo Equity Investment Limited Partnership (“Ningbo Huiqiao Hongbo”), pursuant to which LinkDoc Beijing borrowed an interest free loan of US$4,750,000 (equivalent to RMB30,247,525). In conjunction with the loan agreement, on the same date, the Company entered into a warrant purchase agreement with Ningbo Huiqiao Hongbo, pursuant to which the Company issued warrants to Ningbo Huiqiao Hongbo to purchase 1,871,425 shares of Series D Redeemable Convertible Preferred Shares at US$2.5382 per share.

The loans are scheduled to mature upon the earlier of (i) the fifth anniversary date since the issuance of the loans and (ii) the date when the warrants to purchase preferred shares are exercised. The warrants, which were outstanding as of December 31, 2020, are exercisable from the date of issuance of the loans to the maturity date of the loans.

Since the warrants are freestanding financial instruments to purchase preferred shares which embody an obligation to repurchase the Company’s equity shares by transferring assets, they are classified as financial liabilities. The warrants were recognized at fair value at the issuance dates and the difference between the fair

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	FINANCIAL LIABILITIES (CONTINUED)

value of the warrants and the proceeds received from the issuance of the loans is allocated to the loan agreements. The warrants were measured subsequently at fair value with changes in fair value recognized in earnings. See Note 15 for the accounting of the loan agreements.

Options

On September 4, 2020, the Company entered into an option purchase agreement with five PRC onshore investment funds (the “Investors”), pursuant to which the Company issued options to the Investors to purchase 13,395,462 shares of Series D+ Redeemable Convertible Preferred Shares at US$2.5382 per share. In connection with the option purchase agreement, the Investors paid RMB235,531,600 (equivalent to US$34,000,000) in cash to one subsidiary of the Company in the PRC, as refundable prepayment of the exercise price of the option.

The options, which were outstanding as of December 31, 2020, can be exercised once the Investors obtain the government approval and complete the foreign exchange registration procedures for ODI, or the Investors designate one or more affiliates, which do not need to obtain the ODI approval for an outbound direct investment, to exercise the options. Upon the exercise of the options or their expiration unexercised, the refundable prepayment will be repaid by the Company’s subsidiary to the Investors in full. Upon the exercise of the options the Investors will pay the options exercise price to the Company.

Since the options are freestanding financial instruments to purchase preferred shares which embody an obligation to issue Series D+ Redeemable Convertible Preferred Shares, they are classified as financial liabilities. The options were recognized at fair value at the issuance date and were measured subsequently at fair value with changes in fair value recognized in earnings.

The warrants and options are remeasured at the end of each reporting period utilizing the binomial option pricing model with the following assumptions:

	As of December 31,
	2019	2020
- Risk-free rate of return	1.59%	0.09%
- Expected volatility	47.4%	54.7%
- Expected dividend yield	0%	0%
- Expected term	1.25 years	0.25 years
- Fair value of underlying Series C-2 Redeemable Convertible Preferred Shares	US$2.74	US$4.28
- Fair value of underlying Series D Redeemable Convertible Preferred Shares	US$3.45	US$4.75
- Fair value of underlying Series D+ Redeemable Convertible Preferred Shares	—	US$4.64

The risk-free rate of return was based on the U.S. Treasury rate for the expected remaining life of the warrants and options. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant and option liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the expected term to exercise the warrants and options. The fair value of the Company’s preferred shares was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	FINANCIAL LIABILITIES (CONTINUED)

The movement of financial liabilities is as follows:

	For the Year Ended December 31,
	2019	2020
Balance as of January 1	38,181,580	61,224,661
Issuance	—	235,531,600
Change in fair value	22,156,433	229,114,018
Foreign currency translation adjustment	886,648	(7,155,522)

Balance as of December 31	61,224,661	518,714,757

Financial liabilities – current	—	518,714,757
Financial liabilities – non-current	61,224,661	—

15.	LONG-TERM DEBTS

	As of December 31,
	2019	2020
	RMB	RMB
Long-term debt from Ningbo Huiqiao Hongjia	30,095,341	37,815,775
Long-term debt from Ningbo Huiqiao Hongbo	24,520,483	29,020,013

Total	54,615,824	66,835,788

Current portion of longs-term debts	—	66,835,788
Longs-term debts, excluding current portion	54,615,824	—

On September 1, 2017, LinkDoc Beijing entered into a loan agreement with Ningbo Huiqiao Hongjia to borrow an interest free loan of RMB40,000,000. In conjunction with the loan agreement, on the same date, the Company issued a warrant to Ningbo Huiqiao Hongjia, which entitled it to purchase 4,474,141 shares of Series C-2 Redeemable Convertible Preferred Shares (see Note 14).

On June 8, 2018, LinkDoc Beijing entered into a loan agreement with Ningbo Huiqiao Hongbo to borrow an interest free loan of US$4,750,000 (equivalent to RMB30,247,525). In conjunction with the loan agreement, on the same date, the Company issued a warrant to Ningbo Huiqiao Hongbo, which entitled it to purchase 1,871,425 shares of Series D Redeemable Convertible Preferred Shares (see Note 14).

At initial recognition, the Company recorded the warrants as liabilities at their estimated fair value in the amount of US$3,384,864 (equivalent to RMB22,302,709) and US$1,780,328 (equivalent to RMB11,394,633). The remaining proceeds of RMB17,697,291 and RMB18,852,892 were allocated to the non-current interest free loans. The difference between 1) RMB17,691,291 and RMB18,852,892 allocated to the non-current interest free loans and 2) the repayment amounts of RMB40,000,000 and RMB30,247,525, are accreted as interest expense over the estimated terms of the loans for 43 months and 34 months, using effective interest rates of 25.57% and 18.30%, respectively.

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On February 27, 2015 and March 4, 2015, the Company issued 19,117,650 and 2,941,175 Series A Redeemable Convertible Preferred Shares, respectively, at US$0.1700 per share (being retroactively adjusted to

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

reflect the effect of the share split) with total consideration of US$3,750,000 (equivalent to RMB23,055,025). Total issuance cost of Series A Redeemable Convertible Preferred Shares was US$80,000 (equivalent to RMB498,272).

On December 28, 2015 and January 28, 2016, the Company issued 39,915,967 and 6,302,521 Series B Redeemable Convertible Preferred Shares, respectively, at US$0.4760 per share with total consideration of US$22,000,000 (equivalent to RMB143,581,020). Total issuance cost of Series B Redeemable Convertible Preferred Shares was US$919,656 (equivalent to RMB6,014,958).

On December 28, 2015, the Company entered into a convertible loan agreement (the “2015 Convertible Loan”) with one institutional investor to borrow a loan of US$3,000,000 (equivalent to RMB20,697,902) with a term of 24 months. The 2015 Convertible Loan was converted to 2,899,160 Series C-1 Redeemable Convertible Preferred Shares at the price of US$1.0348 per share on March 14, 2017.

On March 14, 2017, the Company issued 30,924,371 Series C-2 Redeemable Convertible Preferred Shares at US$1.2935 per share with total consideration of US$40,000,000 (equivalent to RMB275,972,000). Total issuance cost of Series C-1 and C-2 Redeemable Convertible Preferred Shares was US$114,647 (equivalent to RMB783,234).

On June 8, 2018, the Company issued 49,346,520 Series D Redeemable Convertible Preferred Shares at US$2.5382 per share with total consideration of US$125,250,000 (equivalent to RMB765,799,862). Total issuance cost of Series D Redeemable Convertible Preferred Shares was US$790,151 (equivalent to RMB5,253,917).

On September 4, 2020, the Company issued 11,819,526 Series D+ Redeemable Convertible Preferred Shares to a number of existing preferred shareholders at US$2.5382 per share with total consideration of US$30,000,000 (equivalent to RMB205,083,000). Total issuance cost of Series D+ Redeemable Convertible Preferred Shares was US$80,000 (equivalent to RMB566,424).

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Company’s redeemable convertible preferred shares activities consist of the following:

RMB	Series A	Series B	Series C-1	Series C-2	Series D	Series D+	Total
Balance as of January 1, 2019	34,592,655	200,957,070	25,737,002	325,906,843	897,776,447	—	1,484,970,017
Accretion of Redeemable Convertible Preferred Shares	2,780,598	20,191,454	1,155,795	32,745,964	72,164,315	—	129,038,126
Foreign currency translation adjustment	601,934	3,543,804	437,209	5,747,247	15,621,875	—	25,952,069

Balance as of December 31, 2019	37,975,187	224,692,328	27,330,006	364,400,054	985,562,637	—	1,639,960,212

Issuance for cash	—	—	—	—	—	205,083,000	205,083,000
Issuance costs	—	—	—	—	—	(566,424)	(566,424)
Beneficial conversion feature of Series D+ Redeemable Convertible Preferred Shares upon issuance	—	—	—	—	—	(65,599,163)	(65,599,163)
Deemed dividend to Series D+ Redeemable Convertible Preferred Shares Holders	—	—	—	—	—	65,599,163	65,599,163
Accretion of Redeemable Convertible Preferred Shares	3,013,647	22,289,585	2,711,150	36,148,659	78,212,604	7,030,103	149,405,748
Foreign currency translation adjustment	(2,620,744)	(15,749,203)	(1,915,623)	(25,541,639)	(68,015,656)	(9,674,319)	(123,517,184)

Balance as of December 31, 2020	38,368,090	231,232,710	28,125,533	375,007,074	995,759,585	201,872,360	1,870,365,352

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Series C-1 and Series C-2 Redeemable Convertible Preferred Shares are collectively referred to as Series C Redeemable Convertible Preferred Shares. The rights, preferences and privileges of the Redeemable Convertible Preferred Shares are as follows:

Redemption Rights

Preferred Shares shall be redeemable at the option of holders of the preferred shares at any time after the earliest of when the deemed General Repurchase Triggering Events and Special Repurchase Triggering Events as defined in the agreement occurs.

General Repurchase Triggering Events applied for all the Redeemable Convertible Preferred Shares defined in the agreement include:

(a)	the Company’s failure to complete a Qualified IPO before the sixth anniversary of the original issue date of the Series C Redeemable Convertible Preferred Shares;

(b)

the Board of Directors’ determination that, upon any change of applicable laws or policies which may result in invalidity or unenforceability of the transaction documents, there is no other reasonable alternative to accomplish purposes of the transaction documents;

(c)

in the event of any termination, amendment or material breach of any of the VIE agreements by the Company or by any direct or indirect owners of the ordinary shares of any of their respective representations under the transaction documents without the prior consent of at least a majority of the holders of preferred shares; and

(d)	the Company receives the request from any majority holder of any other class of shares elects to exercise its redemption right after the occurrence of any of the repurchase triggering events.

Special Repurchase Triggering Events only applied for Series B, Series C, Series D and Series D+ Redeemable Convertible Preferred Shares defined in the agreement include:

(e)

in the event that, the Company meets substantially all the requirements of Qualified IPO, and such Qualified IPO is approved by a majority of holders of preferred shares but rejected by any direct or indirect owners of the ordinary shares; or

(f)

in the event of any material breach of any of the representations, warranties, covenants or undertakings in the preferred shares purchase agreements by the Company or by any direct or indirect owners of the ordinary shares of any of their respective representations.

The repurchase price for Series A Redeemable Convertible Preferred Shares equals to the sum of (a) the original issue price; (b) a 8% per annum interest compounded annually accruing on the original issue price from the date on which such Series A Redeemable Convertible Preferred Share was initially issued; and (c) if any, the amount of all declared but unpaid dividends thereon.

The repurchase price for Series B, Series C, Series D and Series D+ Redeemable Convertible Preferred Share equals to the following amount:

(1)

with respect to a General Repurchase Triggering Events, the repurchase price equals to the sum of (a) the original issue price; (b) a 10% per annum interest compounded annually accruing on the original issue price from the original issue date; and (c) if any, the amount of all declared but unpaid dividends thereon.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

(2)

with respect to a Special Repurchase Triggering Events, the repurchase price equals to the sum of (a) the original issue price; (b) a 15% per annum interest compounded annually accruing on the original issue price from the original issue date; and (c) if any, the amount of all declared but unpaid dividends thereon.

Conversion Rights

Each preferred share shall be convertible, at the option of the holder, at any time after the date of issuance of such preferred shares into fully-paid and non-assessable ordinary shares according to a conversion ratio of 1:1 based on original issuance price, subject to adjustments for dilution, including but not limited to additional ordinary shares, share splits, share combination, share dividends and distribution and certain other events.

All the outstanding preferred shares shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon either of (a) the closing of a Qualified IPO, or (b) the date or the occurrence of an event, specified in a written request for such conversion delivered to the Company by a majority of the holders of any series of preferred shares.

Voting Rights

The members of preferred shares and the members of ordinary shares shall vote together and not as separate classes. The members of preferred shares shall be entitled to vote on all matters on which the members of ordinary shares shall be entitled to vote. Each member of ordinary shares shall be entitled to one vote for each share thereof held. Each member of preferred shares shall be entitled to the number of votes equal to the number of ordinary shares into which the preferred shares held by such member could be converted as of the record date.

Dividend Rights

The members of preferred shares are entitled to receive dividends in an amount equal to the greater of (a) the dividend rate of 8% for the Redeemable Convertible Preferred Shares multiplied by the original issue price for each of the Redeemable Convertible Preferred Shares, or (b) an amount declared pro rata on the ordinary shares, the Redeemable Convertible Preferred Shares on a pari passu basis according to the number of ordinary shares outstanding or issuable upon conversion, as applicable, payable out of funds or assets legally available. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors.

The dividends shall be paid in the sequence of (i) Series D+ and Series D Redeemable Convertible Preferred Shares, (ii) Series C Redeemable Convertible Preferred Shares, (iii) Series B Redeemable Convertible Preferred Shares and (iv) Series A Redeemable Convertible Preferred Shares.

Liquidation Preferences

The members of preferred shares who have participated in the liquidation, dissolution or winding up of the Company or any deemed liquidation event shall be entitled to be paid, on a pari passu basis, out of the funds and assets available for distribution to members, an amount per share equal to 100% of the original issue price of such series of Redeemable Convertible Preferred Shares per share plus any dividends declared but unpaid

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

thereon, in the sequence of (i) Series D+ and Series D Redeemable Convertible Preferred Shares, (ii) Series C Redeemable Convertible Preferred Shares, and (iii) Series B and Series A Redeemable Convertible Preferred Shares.

After the payment of all preferential amounts required to be paid to the members of preferred shares, the remaining funds and assets available for distribution to members shall be distributed among the members of preferred shares and the members of the ordinary shares, on a pari passu basis in proportion to the number of shares held by each such member, treating all preferred shares as if they had been converted to ordinary shares.

The Company classified all series of Redeemable Convertible Preferred Shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Company evaluated the embedded conversion and redemption option in all series preferred shares and determined the embedded conversion option and redemption option did not require bifurcation and accounting for as a derivative pursuant to ASC 815, Derivatives and Hedging, because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company determined that there was no beneficial conversion feature attributable to the Series A, Series B, Series C and Series D of Redeemable Convertible Preferred Shares, because the initial effective conversion prices of all these series of Redeemable Convertible Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The Company recorded a beneficial conversion feature (“BCF”) attributable to the Series D+ Redeemable Convertible Preferred Shares in the amount of US$9,596,273 (equivalent to RMB65,599,163), which represents the difference between the fair value of the Company’s ordinary shares and the conversion price at the commitment date. Since Series D+ Redeemable Convertible Preferred Shares were convertible at the discretion of the investors upon issuance, the Company immediately amortized the BCF through accumulated deficit as a deemed dividend to Series D+ Redeemable Convertible Preferred Shares Holders. The fair value of the Company’s ordinary shares on the commitment dates were estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded features to be separated from all series of preferred shares.

The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were the redemption date for the Redeemable Convertible Preferred Shares. As the Special Repurchase Triggering Events for Series B, Series C, Series D and Series D+ Redeemable Convertible Preferred Shares were deemed not to be probable to occur, the Company used the 10% per annum interest compounded annually to calculate the redemption value at the end of each reporting period for these series of preferred shares.

Assuming a Qualified IPO is not consummated since the sixth anniversary of the original issue date of the Series C Redeemable Convertible Preferred Shares on March 14, 2017 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregated amount of redemption for all the Redeemable Convertible Preferred Share in 2023 is RMB2,256,236,797.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	REDEEMABLE NONCONTROLLING INTERESTS

	As of December 31,
	2019	2020
	RMB	RMB
Beginning balance	9,329,096	11,980,193
Comprehensive income / (loss)	2,651,097	(925,699)
Reclassification to nonredeemable noncontrolling interests	—	(11,054,494)

Ending balance	11,980,193	—

On March 26, 2018, the Group acquired 70% of the equity interest of Beijing Hope Pharmaceutical Technology Limited (“Beijing Hope”). Pursuant to the investment agreement, if the net income of Beijing Hope for the year ended December 31, 2020 exceeds RMB20 million, the Group has the call option to acquire and the noncontrolling interest holders have the put option to sell the remaining 30% of the equity interest of Beijing Hope. The redemption value for both the Group’s embedded call option and noncontrolling interest holders’ embedded put option is equal to 30% of the net income of Beijing Hope for the year ended December 31, 2020 multiplied by ten.

The noncontrolling interest in Beijing Hope is treated as redeemable noncontrolling interest and is classified outside of permanent equity on the consolidated balance sheets because (1) the noncontrolling interest is not mandatorily redeemable financial instruments, and (2) it is redeemable upon the occurrence of an event that is not solely within the control of the Group. The Group initially recorded the redeemable noncontrolling interest at its fair value RMB7,047,660 at the acquisition date. As the redeemable noncontrolling interest was not currently redeemable, and was not probable of becoming redeemable in the future, the carrying amount of the redeemable noncontrolling interest was subsequently adjusted for the noncontrolling interest’s share of net income or loss in Beijing Hope. No accretion to the redemption value of the redeemable noncontrolling interest was recorded in the years ended December 31, 2019 and 2020.

The net income of Beijing Hope for the year ended December 31, 2020 was less than RMB20 million. As a result, the noncontrolling interest became nonredeemable and was reclassified to permanent equity as of December 31, 2020.

18.	ORDINARY SHARES

On December 16, 2014, the Company was established with authorized share capital of US$25,000, or 312,500,000 (being retroactively adjusted to reflect the effect of the share split) ordinary shares with a par value of US$0.00008 (being retroactively adjusted to reflect the effect of the share split).

On February 27, 2015, the Board of Directors of the Company approved: i) the re-designation of 22,058,825 (being retroactively adjusted to reflect the effect of the share split) authorized but unissued ordinary shares as Series A Redeemable Convertible Preferred Shares; and ii) the cancellation of 127,941,175 (being retroactively adjusted to reflect the effect of the share split) authorized but unissued ordinary shares. As a result, the authorized capital of the Company was US$13,000 or 162,500,000 (being retroactively adjusted to reflect the effect of the share split) ordinary shares and 22,058,825 (being retroactively adjusted to reflect the effect of the share split) Series A Redeemable Convertible Preferred Shares.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	ORDINARY SHARES (CONTINUED)

On April 23, 2015, the Board of Directors of the Company approved a 12.5:1 share split, which increased (i) the total number of authorized ordinary shares of 13,000,000 to 162,500,000, and (ii) issued and outstanding ordinary shares of 8,050,000 to 100,625,000, respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

The Board of Directors of the Company approved a series of amendments of the authorized shares of ordinary shares since 2015, and the total number of authorized shares was amended to 467,207,070 shares of ordinary shares as of August 21, 2018.

On August 21, 2020, the Board of Directors of the Company approved the re-designation of 40,974,356 shares of authorized ordinary shares as Series D+ Redeemable Convertible Preferred Shares, and the total number of authorized shares was amended to 426,232,714 shares of ordinary shares.

19.	SHARE-BASED COMPENSATION

On February 27, 2015, the Company’s Shareholders and Board of Directors approved 2015 Global Share Plan (the “2015 Share Plan”) under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 24,375,000 shares(being retroactively adjusted to reflect the effect of the share split). In June 2018, the Company’s Shareholders and Board of Directors approved that the maximum aggregate number of ordinary shares may be issued under 2015 Share Plan was 43,570,953 shares.

Under the 2015 Share Plan, 2,958,100 and 5,340,160 share options were granted to employees, officers and nonemployees for the years ended December 31, 2019 and 2020, respectively. Share options were granted with exercise prices ranging from US$0.00008 to US$2.5382 and the option vesting term of up to four years. All the share options will expire 10 years from the grant dates.

A summary of the share options activities for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2020	18,137,387	0.72
Granted	5,340,160	1.29
Forfeited	(1,481,182)	1.72

Outstanding at December 31, 2020	21,996,365	0.79

Vested and expected to vest as of December 31, 2020	21,996,365	0.79	6.98	70,725,137

Exercisable as of December 31, 2020	13,566,744	0.42	5.90	48,716,665

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	SHARE-BASED COMPENSATION (CONTINUED)

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

For the Year Ended December 31,
	2019	2020
Risk-free rate of return	1.56%~2.69%	0.25%~0.93%
Volatility	52.4%~62.0%	49.0%~70.9%
Expected dividend yield	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$1.86-US$2.32	US$2.40-US$4.00
Expected term	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees, officers or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees, officers or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options granted for the years ended December 31, 2019 and 2020 was US$0.92 and US$1.74, respectively. The aggregate fair value of the share options vested for the years ended December 31, 2019 and 2020 was RMB13,750,085 and RMB16,297,174, respectively. Compensation expense recognized for share options for the years ended December 31, 2019 and 2020 is allocated to the following expense items:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	418,776	2,543,552
Selling and marketing expenses	5,237,820	1,856,844
General and administrative expenses	2,127,149	5,931,431
Research and development expenses	4,897,255	4,233,143

Total share option compensation expenses	12,681,000	14,564,970

As of December 31, 2020, RMB62,555,865 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.39 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	INCOME TAX

(a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong SAR

Under the current Hong Kong SAR Inland Revenue Ordinance, the Company’s Hong Kong SAR subsidiary is subject to Hong Kong SAR profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong SAR. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong SAR. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an antifragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

The Group’s PRC subsidiaries and the VIEs are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Beijing Hope obtained the HNTE certificate in December 2017 and renewed it in July 2020. LinkDoc Information, LinkDoc Beijing, three subsidiaries of the VIE obtained the HNTE certificate in 2019. Hence, all of these entities were entitled to the preferential income tax rate of 15% for the years ended December 31, 2019 and 2020.

Entities that qualified as small and low profit enterprise are entitled to a preferential income tax rate of 5% (for taxable income less than RMB1,000) or 10% (for taxable income ranging from RMB1,000 to RMB3,000) Certain of the Company’s PRC subsidiaries are qualified as small and low profit enterprise for the years ended December 31, 2019 and 2020, and therefore are subject to the preferential income tax rate of 5% or 10%.

The components of loss before income taxes are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Cayman Islands	(23,144,163)	(230,961,255)
Hong Kong SAR	(27,258,351)	(345,233)
PRC, excluding Hong Kong SAR	(379,225,175)	(257,100,018)

Total	(429,627,689)	(488,406,506)

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	INCOME TAX (CONTINUED)

The Group’s income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Current income tax expense	6,802,070	1,067,460
Deferred income tax benefit	(2,355,886)	(695,205)

Total	4,446,184	372,255

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
PRC statutory income tax rate	(25.0%)	(25.0%)
Increase / (decrease) in effective income tax rate resulting from:
Effect of non-deductible expenses
Share-based compensation	0.7%	0.7%
Interest expense	0.6%	0.6%
Entertainment expenses	0.4%	0.2%
Other non-deductible expenses	4.2%	0.6%
Research and development expenses additional deduction	(1.1%)	(0.8%)
Effect of preferential tax rate	6.4%	2.6%
Effect of tax rate differential for non-PRC entities	1.2%	11.8%
Change in valuation allowance	13.6%	9.4%

Actual income tax rate	1.0%	0.1%

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	INCOME TAX (CONTINUED)

(b) Deferred income tax assets and liabilities

	As of December 31,
	2019	2020
	RMB	RMB
Net operating loss carry forwards	135,855,946	176,448,088
Deferred revenue	2,491,829	5,678,281
Marketing and promotion expenses	2,243,473	4,041,341
Provision for accounts receivables and contract assets	571,093	480,165
Write-downs for inventories	91,709	565,047

Total gross deferred income tax assets	141,254,050	187,212,922

Less: valuation allowance	(139,898,056)	(185,817,451)

Net deferred income tax assets	1,355,994	1,395,471

	As of December 31,
	2019	2020
	RMB	RMB
Intangible assets	(3,492,742)	(2,913,742)
Change in fair value of short-term investments	(76,728)	—

Total gross deferred income tax liabilities	(3,569,470)	(2,913,742)

Net deferred income tax liabilities	(2,213,476)	(1,518,271)

As of December 31, 2020, the Group had net operating loss carry forwards of approximately RMB1,033,785,693 attributable to the PRC subsidiaries and VIEs, which will expire, if unused, as follows:

Year ending December 31,	RMB
2021	3,407,414
2022	1,612,140
2023	26,109,724
2024	50,755,563
2025 and thereafter	951,900,852

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers the scheduled reversal of deferred income tax liabilities (including the impact of available carryforwards periods), projected future taxable income and tax planning strategies in making this assessment.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	INCOME TAX (CONTINUED)

Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	(81,393,650)	(139,898,056)
Additions	(58,504,406)	(45,919,395)

Balance at the end of the year	(139,898,056)	(185,817,451)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIEs for the years from 2016 to 2020 are open to examination by the PRC tax authorities.

As of January 1, 2019 and for each of the years ended December 31, 2019 and 2020, the Group did not have any unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. The Group does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

21.	NET LOSS PER SHARE

The following table sets forth the basic and diluted loss per share computation and provides a reconciliation of the numerator and denominator for the years presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Numerator:
Net loss attributable to LinkDoc Technology Limited	(423,783,703)	(475,938,834)
Deemed dividend to Series D+ Redeemable Convertible Preferred Shares Holders	—	(65,599,163)
Accretion of redeemable convertible preferred shares	(129,038,126)	(149,405,748)

Numerator for basic and diluted net loss per share calculation	(552,821,829)	(690,943,745)

Denominator:
Weighted average number of ordinary shares	103,971,865	104,897,967

Denominator for basic and diluted net loss per share calculation	103,971,865	104,897,967
Net loss per share attributable to ordinary shareholders
—Basic and diluted	(5.32)	(6.59)

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.	NET LOSS PER SHARE (CONTINUED)

Securities that could potentially dilute basic net loss per share that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2019 and 2020 are as follow:

	For the Year Ended December 31,
	2019	2020
Share options	16,120,845	19,888,681
Redeemable Convertible Preferred Shares	151,447,364	163,266,890
Financial liabilities	6,345,566	19,741,028

22.	REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major business lines and timing of revenue recognition as follow:

	For the Year Ended December 31,
Major business lines	2019	2020
	RMB	RMB
- Continuous care centers solution	376,067,240	805,950,937
- Clinical trial matching services	76,579,705	65,138,707
- Real-world study services
- Clinical research services	28,875,803	46,957,688
- Others	3,848,080	—
- Patient management as a service	6,325,206	8,460,561
- Data insights services	5,255,191	7,934,704
- AI diagnosis and treatment services	2,043,698	7,160,843

Total revenues	498,994,923	941,603,440

Timing of revenue recognition	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Point in time	463,691,210	883,977,579
Over time	35,303,713	57,625,861

Total revenues	498,994,923	941,603,440

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	REVENUE INFORMATION (CONTINUED)

Contract assets and deferred revenue

Changes in the balances of contract assets for the years ended December 31, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Gross amount at the beginning of the year	16,471,070	28,559,131
Increases due to revenue recognized during the year	106,711,090	93,392,113
Transfers to accounts receivables during the year	(94,623,029)	(88,787,144)

Gross amount at the end of the year	28,559,131	33,164,100
Allowance for contract assets	(571,183)	(663,282)

Contract assets, net	27,987,948	32,500,818

The movement of the allowance for contract assets is as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	329,422	571,183
Additions charged to bad debt expense	241,761	92,099

Balance at the end of the year	571,183	663,282

Changes in the deferred revenue balances for the years ended December 31, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	7,500,850	21,716,880
Revenue recognized from opening balance of deferred revenue	(5,608,198)	(18,184,311)
Revenue recognized from deferred revenue arising during current year	(10,172,945)	(18,287,496)
Cash received in advance, net of VAT	29,997,173	52,814,452

Balance at the end of the year	21,716,880	38,059,525

Deferred revenue-current	18,184,311	29,813,802
Deferred revenue-non-current	3,532,569	8,245,723

As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations under the Group’s existing contracts whose original expected duration is more than one year is RMB257,008,458. The Group expects to recognize revenue over the remaining contract term of the individual projects, with contract terms generally ranging from one to five years, from the provision of services.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	REVENUE INFORMATION (CONTINUED)

As of December 31, 2020, the revenue expected to be recognized in the future related to remaining performance obligations that are unsatisfied were as follows:

Year ending December 31,	RMB
2021	103,452,575
2022	62,852,252
2023	49,149,779
2024	27,989,070
2025	13,564,782

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.

23.	COMMITMENTS AND CONTINGENCIES

Leases

The Group leases its offices, facilities and patient care centers under non-cancelable operating lease agreements. Rental expenses were RMB33,536,744 and RMB26,764,629 for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, future minimum lease commitments, all under the non-cancelable operating lease agreements of the offices, facilities and patient care centers, were as follows:

Year ending December 31,	RMB
2021	17,210,472
2022	7,688,502
2023	5,194,607
2024	3,160,886
2025 and thereafter	4,965,017

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

Impact of COVID-19

Since December 2019, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide. The COVID-19 pandemic has caused temporary disruption to the Group’s business operations during the first quarter of 2020. In the first quarter of 2020, the Group experienced a decline in demand for its services as COVID-19 containment measures began to be widely introduced across China. While the Group’s clinical trial matching services were slightly affected by the lock-down measures, with a revenue decrease from RMB76,579,705 in 2019 to RMB65,138,707 in 2020, the Group’s overall business operation largely unaffected by the COVID-19 pandemic. There remains uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the full extent to which the COVID-19 pandemic will directly or indirectly impact the Group’s business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately estimated.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.	SEGMENT INFORMATION

As disclosed in Note 2(dd), the Group identified two operation segments, including i) LinkCare, which consists of continuous patient care solution, patient management as a service, AI diagnosis and treatment services; and ii) LinkSolutions, which consists of clinical trial matching services, real-world study services and data insights services, for the years ended December 31, 2019 and 2020.

The Group does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Group’s segment results for the years ended December 31, 2019 and 2020 are as follows.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Revenues
LinkCare
- Continuous patient care solution	376,067,240	805,950,937
- Patient management as a service	6,325,206	8,460,561
- AI diagnosis and treatment services	2,043,698	7,160,843

Subtotal	384,436,144	821,572,341

LinkSolutions
- Clinical trial matching services	76,579,705	65,138,707
- Real-world study services
- Clinical research services	28,875,803	46,957,688
- Others	3,848,080	—
- Data insights services	5,255,191	7,934,704

Subtotal	114,558,779	120,031,099

Total revenues	498,994,923	941,603,440

Cost of revenues
LinkCare	(356,501,709)	(775,690,868)
LinkSolutions	(81,801,634)	(88,729,199)

Total cost of revenues	(438,303,343)	(864,420,067)

25.	RELATED PARTY TRANSACTIONS

The VIE and Mr. Zhang Tianze provided joint liability guarantees for the loans (Note 12) borrowed by LinkDoc Technology (Tianjin) Co., Ltd. between January 29, 2019 and January 24, 2020.

The Company provided cash advance in the amount of US$89,450 (equivalent to RMB590,057) to Mr. Zhang Tianze in 2018, which was collected in 2020.

26.	SUBSEQUENT EVENTS

Management has considered subsequent events through April 7, 2021, which was the date the consolidated financial statements were issued.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.	SUBSEQUENT EVENTS (CONTINUED)

(i) Issuance of Series D+ Redeemable Convertible Preferred Shares

On February 10, 2021, the Company entered into a shares purchase agreement with one investor (“Purchaser”), to issue 21,669,131 shares of Series D+ Redeemable Convertible Preferred Shares at the issuance price of US$2.7372 per share in exchange for an aggregated cash consideration of US$59,313,696 (equivalent to RMB383,836,721).

On February 10, 2021, the Company, together with three of its founders, entered into a share sale and purchase agreement with the Purchaser, pursuant to which a total of 4,658,613 shares of ordinary shares held by the founders shall be reclassified and re-designated by the Company as Series D+ Redeemable Convertible Preferred Shares and issued to the Purchaser at the issuance price of US$2.5382 per share for an aggregated cash consideration of US$11,824,365 (equivalent to RMB76,519,013).

(ii) Share option issuance

Subsequent to December 31, 2020, the Company i) granted share options with service condition to purchase 3,537,500 ordinary shares with a weighted-average exercise price of US$1.2935 per share; and ii) granted share options with both service condition and performance condition to purchase 805,000 ordinary shares with a weighted-average exercise price of US$1.2935 per share.

27.	PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of LinkDoc Technology Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of LinkDoc Technology Limited, except for those, which have been separately disclosed in the consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

(a) Condensed Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	7,336,831	34,916,618
Amounts due from a related party	590,057	—
Amount due from subsidiaries and consolidated VIEs	412,945,153	586,641,057

Total current assets	420,872,041	621,557,675

Total assets	420,872,041	621,557,675

Liabilities
Current liabilities
Financial liabilities – current	—	518,714,757

Total current liabilities	—	518,714,757

Non-current liabilities
Financial liabilities – non-current	61,224,661	—

Total non-current liabilities	61,224,661	—

Total liabilities	61,224,661	518,714,757

Mezzanine Equity
Series A Redeemable Convertible Preferred Shares	37,975,187	38,368,090
Series B Redeemable Convertible Preferred Shares	224,692,328	231,232,710
Series C-1 Redeemable Convertible Preferred Shares	27,330,006	28,125,533
Series C-2 Redeemable Convertible Preferred Shares	364,400,054	375,007,074
Series D Redeemable Convertible Preferred Shares	985,562,637	995,759,585
Series D+ Redeemable Convertible Preferred Shares	—	201,872,360

Total mezzanine equity	1,639,960,212	1,870,365,352

Shareholders’ deficit:
Ordinary shares	49,227	49,227
Accumulated other comprehensive (loss) / income	(49,441,323)	74,128,687
Accumulated deficit	(1,230,920,736)	(1,841,700,348)

Total shareholders’ deficit	(1,280,312,832)	(1,767,522,434)

Total liabilities, mezzanine equity and shareholders’ deficit	420,872,041	621,557,675

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

(b) Condensed Statements of Operations

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Total operating expenses	(987,730)	(1,847,237)
Change in fair value of warrant and option liabilities	(22,156,433)	(229,114,018)
Share of losses from subsidiaries and VIEs	(400,639,540)	(244,977,579)

Loss before income taxes	(423,783,703)	(475,938,834)
Income tax expense	—	—

Net loss	(423,783,703)	(475,938,834)

(c) Condensed statements of cash flows

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(987,730)	(1,847,237)
Net cash used in investing activities	(31,840,805)	(173,583,231)
Net cash provided by financing activities	—	205,100,242
Effect of foreign currency exchange rate changes on cash and cash equivalents	274,512	(2,089,987)

Net (decrease) / increase in cash and cash equivalents	(32,554,023)	27,579,787
Cash and cash equivalents at the beginning of the year	39,890,854	7,336,831

Cash and cash equivalents at the end of the year	7,336,831	34,916,618

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 1(b))
ASSETS
Current assets
Cash and cash equivalents	2	618,347,005	824,108,125	125,783,468
Short-term investments	1 (d)	—	50,025,278	7,635,349
Accounts receivable, net	3	30,467,919	37,859,890	5,778,548
Contract assets, net	17	32,500,818	32,427,612	4,949,420
Inventories	4	61,323,159	46,618,667	7,115,398
Prepayments and other current assets	5	27,434,584	36,276,605	5,536,891

Total current assets		770,073,485	1,027,316,177	156,799,074

Non-current assets
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB6,059,769 and RMB6,066,305 as of December 31, 2020 and March 31, 2021, respectively)	2	6,059,769	6,066,305	925,899
Property and equipment, net	6	17,899,253	17,321,759	2,643,817
Intangible assets, net	7	9,440,160	9,151,981	1,396,865
Land use right, net	8	4,369,947	4,347,802	663,604
Goodwill		45,538,574	45,538,574	6,950,544
Other non-current assets		387,729	384,998	58,762

Total non-current assets		83,695,432	82,811,419	12,639,491

Total assets		853,768,917	1,110,127,596	169,438,565

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 1(b))
LIABILITIES
Current liabilities
Current portion of long-term debts – (including current portion of long-term debts of VIEs without recourse to the Company of RMB66,835,788 and RMB68,027,980 as of December 31, 2020 and March 31, 2021, respectively)	11	66,835,788	68,027,980	10,383,098
Accounts payable (including accounts payable of VIEs without recourse to the Company of RMB68,765,787 and RMB43,073,271 as of December 31, 2020 and March 31, 2021, respectively)		68,765,787	43,130,260	6,582,963
Income taxes payable (including income taxes payable of VIEs without recourse to the Company of RMB4,869,076 and RMB6,167,746 as of December 31, 2020 and March 31, 2021, respectively)		7,111,689	8,482,041	1,294,612
Deferred revenue – current (including deferred revenue – current of VIEs without recourse to the Company of RMB29,813,802 and RMB31,375,496 as of December 31, 2020 and March 31, 2021, respectively)	17	29,813,802	31,375,496	4,788,836
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB35,623,112 and RMB24,722,439 as of December 31, 2020 and March 31, 2021, respectively)	9	55,717,823	30,174,423	4,605,516
Financial liabilities	10	518,714,757	566,264,909	86,428,906

Total current liabilities		746,959,646	747,455,109	114,083,931

Non-current liabilities
Deferred revenue – non-current (including deferred revenue – non-current of VIEs without recourse to the Company of RMB8,245,723 and RMB8,740,560 as of December 31, 2020 and March 31, 2021, respectively)	17	8,245,723	8,740,560	1,334,070
Deferred income tax liabilities (including deferred income tax liabilities of VIEs without recourse to the Company of RMB1,518,271 and RMB1,407,299 as of December 31, 2020 and March 31, 2021, respectively)		1,518,271	1,407,299	214,796
Other non-current liabilities (including other non-current liabilities of VIEs without recourse to the Company of RMB6,000,000 and RMB6,000,000 as of December 31, 2020 and March 31, 2021, respectively)	2	6,000,000	6,000,000	915,779

Total non-current liabilities		15,763,994	16,147,859	2,464,645

Total liabilities		762,723,640	763,602,968	116,548,576

Commitments and contingencies	18	—	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 1(b))
MEZZANINE EQUITY	12
Series A Redeemable Convertible Preferred Shares (US$0.00008 par value, 22,058,825 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, Redemption value of RMB38,368,090 and RMB39,386,748 as of December 31, 2020 and March 31, 2021; Liquidation preference of RMB24,468,378 and RMB24,642,378 as of December 31, 2020 and March 31, 2021, respectively)		38,368,090	39,386,748	6,011,592
Series B Redeemable Convertible Preferred Shares (US$0.00008 par value, 46,218,488 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, Redemption value of RMB231,232,710 and RMB238,677,148 as of December 31, 2020 and March 31, 2021; Liquidation preference of RMB143,547,798 and RMB144,568,597 as of December 31, 2020 and March 31, 2021, respectively)		231,232,710	238,677,148	36,429,248
Series C-1 Redeemable Convertible Preferred Shares (US$0.00008 par value, 2,899,160 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, Redemption value of RMB28,125,533 and RMB28,999,106 as of December 31, 2020 and March 31, 2021; Liquidation preference of RMB19,574,702 and RMB19,713,902 as of December 31, 2020 and March 31, 2021, respectively)		28,125,533	28,999,106	4,426,128
Series C-2 Redeemable Convertible Preferred Shares (US$0.00008 par value, 35,398,512 shares authorized as of December 31, 2020 and March 31, 2021, 30,924,371 shares issued and outstanding as of December 31, 2020 and March 31, 2021, Redemption value of RMB375,007,074 and RMB386,654,714 as of December 31, 2020 and March 31, 2021; Liquidation preference of RMB260,996,000 and RMB262,852,000 as of December 31, 2020 and March 31, 2021, respectively)		375,007,074	386,654,714	59,015,036
Series D Redeemable Convertible Preferred Shares (US$0.00008 par value, 51,217,945 shares authorized, 49,346,520 shares issued and outstanding as of December 31, 2020 and March 31, 2021, Redemption value of RMB995,759,585 and RMB1,022,052,969 as of December 31, 2020 and March 31, 2021; Liquidation preference of RMB817,243,725 and RMB823,055,325 as of December 31, 2020 and March 31, 2021, respectively)		995,759,585	1,022,052,969	155,995,752
Series D + Redeemable Convertible Preferred Shares (US$0.00008 par value, 40,974,356 and 51,542,732 shares authorized as of December 31, 2020 and March 31, 2021, respectively, 11,819,526 and 38,147,270 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively; Redemption value of RMB201,872,360 and RMB679,657,643 as of December 31, 2020 and March 31, 2021, respectively; Liquidation preference of RMB195,747,000 and RMB586,907,091 as of December 31, 2020 and March 31, 2021, respectively)		201,872,360	679,657,643	103,736,018

Total mezzanine equity		1,870,365,352	2,395,428,328	365,613,774

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 1(b))
SHAREHOLDERS’ DEFICIT:
Ordinary Shares (US$0.00008 par value, 426,232,714 and 415,664,338 shares authorized as of December 31, 2020 and March 31, 2021; 100,625,000 and 95,966,387 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	13	49,227	46,948	7,166
Accumulated other comprehensive income		74,128,687	55,765,408	8,511,464
Accumulated deficit		(1,841,700,348)	(2,089,815,341)	(318,968,122)

Total shareholders’ deficit attributable to LinkDoc Technology Limited		(1,767,522,434)	(2,034,002,985)	(310,449,492)

Nonredeemable noncontrolling interests		(11,797,641)	(14,900,715)	(2,274,293)

Total shareholders’ deficit		(1,779,320,075)	(2,048,903,700)	(312,723,785)

Total liabilities, mezzanine equity and shareholders’ deficit		853,768,917	1,110,127,596	169,438,565

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Three Months Ended March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 1(b))
Revenues	17
Product revenues		137,917,577	179,095,059	27,335,245
Service revenues		20,630,149	44,130,166	6,735,579

Total revenues		158,547,726	223,225,225	34,070,824

Cost of goods sold (exclusive of rental and depreciation expenses of RMB3,957,064 and RMB4,797,555 for the three months ended March 31, 2020 and 2021, respectively)		(129,394,064)	(178,747,558)	(27,282,206)
Cost of services		(15,254,803)	(31,209,883)	(4,763,559)
Selling and marketing expenses		(23,920,564)	(36,982,662)	(5,644,657)
General and administrative expenses		(26,862,722)	(43,590,605)	(6,653,226)
Research and development expenses		(23,033,812)	(23,204,583)	(3,541,711)
Government grants		834,232	293,656	44,821

Operating loss		(59,084,007)	(90,216,410)	(13,769,714)
Interest expenses		(2,810,455)	(1,192,192)	(181,964)
Interest income		616,608	1,113,210	169,909
Change in fair value of financial liabilities	10	(3,430,302)	(46,547,205)	(7,104,491)
Investment income		154,502	27,410	4,184

Loss before income taxes		(64,553,654)	(136,815,187)	(20,882,076)
Income tax benefit / (expense)		404,602	(1,643,075)	(250,782)

Net loss		(64,149,052)	(138,458,262)	(21,132,858)

Less: Net loss attributable to redeemable noncontrolling interests		(218,789)	—	—
Less: Net loss attributable to nonredeemable noncontrolling interests		(2,330,641)	(3,103,074)	(473,622)

Net loss attributable to LinkDoc Technology Limited		(61,599,622)	(135,355,188)	(20,659,236)
Accretion of redeemable convertible preferred shares	12	(34,884,476)	(46,563,284)	(7,106,945)

Net loss attributable to ordinary shareholders		(96,484,098)	(181,918,472)	(27,766,181)

Net loss		(64,149,052)	(138,458,262)	(21,132,858)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes		(27,005,353)	(18,363,279)	(2,802,784)

Comprehensive loss		(91,154,405)	(156,821,541)	(23,935,642)

Less: Comprehensive loss attributable to redeemable noncontrolling interests		(218,789)	—	—
Less: Comprehensive loss attributable to nonredeemable noncontrolling interests		(2,330,641)	(3,103,074)	(473,622)

Comprehensive loss attributable to LinkDoc Technology Limited		(88,604,975)	(153,718,467)	(23,462,020)

Loss per ordinary share
—Basic and diluted	16	(0.92)	(1.76)	(0.27)
Weighted average number of shares outstanding used in computing loss per ordinary share:
—Basic and diluted	16	104,888,420	103,271,404	103,271,404

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 1(b))
Operating activities:
Net cash used in operating activities	(70,613,843)	(127,891,167)	(19,520,005)
Investing activities:
Purchase of property and equipment	(345,868)	(3,221,479)	(491,694)
Purchase of short-term investments	(66,000,000)	(52,000,000)	(7,936,750)
Proceeds from sales of short-term investments	105,682,632	2,002,132	305,585

Net cash provided by / (used in) investing activities	39,336,764	(53,219,347)	(8,122,859)

Financing activities:
Proceeds from issuance of Series D+ Redeemable Convertible Preferred Shares	—	383,836,721	58,584,926
Payment of issuance costs	—	(453,662)	(69,242)
Cash contributions from nonredeemable noncontrolling interest holders	100,000	—	—
Repayment of short-term bank borrowings	(1,000,000)	—	—

Net cash (used in) / provided by financing activities	(900,000)	383,383,059	58,515,684

Effect of foreign currency exchange rate changes on cash and cash equivalents	131,846	3,495,111	533,459

Net increase (decrease) in cash, cash equivalents and restrict cash	(32,045,233)	205,767,656	31,406,279

Cash, cash equivalents and restricted cash at the beginning of the period	315,556,387	624,406,774	95,303,088

Cash, cash equivalents and restricted cash at the end of the period	283,511,154	830,174,430	126,709,367

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of LinkDoc Technology Limited (“the Company”), its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.

In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2021, the results of operations and cash flows for the three months ended March 31, 2020 and 2021, have been made.

The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date, the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, estimation of progress towards completion for clinical research services, the allowance for doubtful accounts receivables and contract assets, useful lives and recoverability of property and equipment and intangible asset with definite lives, the realization of deferred income tax assets and inventories, recoverability of goodwill and land use right, the fair value determination of i) share based compensation awards, ii) financial liabilities and (iii) redeemable convertible preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(b)	Convenience translation

Translations of the unaudited condensed consolidated financial statements from RMB into US$ as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Summary financial information of the Group’s VIEs in the unaudited condensed consolidated financial statements

The following unaudited condensed consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2020 and March 31, 2021, and consolidated revenues, net loss and cash flow information for the three months ended March 31, 2020 and 2021, have been included in the accompanying unaudited condensed consolidated financial statements:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	158,812,716	205,310,534
Accounts receivable, net	30,467,919	37,859,890
Contract assets, net	32,500,818	32,427,612
Amounts due from the Company and its subsidiaries*	4,000,000	3,837,032
Inventories	61,323,159	46,618,667
Prepayments and other current assets	23,651,854	28,549,173

Total current assets	310,756,466	354,602,908

Restricted cash	6,059,769	6,066,305
Property and equipment, net	13,829,643	13,548,897
Intangible assets, net	9,440,160	9,151,981
Land use right, net	4,369,947	4,347,802
Goodwill	45,538,574	45,538,574
Other non-current assets	387,729	384,998

Total non-current assets	79,625,822	79,038,557

Total assets	390,382,288	433,641,465

Current portion of long-term debts	66,835,788	68,027,980
Accounts payable	68,765,787	43,073,271
Income taxes payable	4,869,076	6,167,746
Deferred revenue – current	29,813,802	31,375,496
Amounts due to the Company and its subsidiaries*	510,685,917	650,472,382
Accrued expenses and other current liabilities	35,623,112	24,722,439

Total current liabilities	716,593,482	823,839,314
Deferred revenue – non-current	8,245,723	8,740,560
Deferred income tax liabilities	1,518,271	1,407,299
Other non-current liabilities	6,000,000	6,000,000

Total non-current liabilities	15,763,994	16,147,859

Total liabilities	732,357,476	839,987,173

*	Amounts due from / to the Company and its subsidiaries represent the amounts due from / to LinkDoc Technology Limited and its wholly-owned subsidiaries, which are eliminated upon consolidation.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Revenues	158,547,726	223,225,225
Net loss	(25,378,734)	(56,220,662)
Net cash used in operating activities	(14,549,748)	(85,159,020)
Net cash used in investing activities	(1,167,521)	(2,109,656)
Net cash provided by financing activities*	1,087,208	133,773,030
Net (decrease) / increase in cash, cash equivalents and restricted cash	(14,630,061)	46,504,354
Cash, cash equivalents and restricted cash at the beginning of the period	179,602,919	164,872,485
Cash, cash equivalents and restricted cash at the end of the period	164,972,858	211,376,839

*

Net cash provided by financing activities includes amounts of RMB1,987,208 and RMB133,773,030 received from the Company and its wholly-owned subsidiaries for the three months ended March 31, 2020 and 2021, respectively, which are eliminated upon consolidation.

In accordance with VIE Agreements, the Company, through LinkDoc Information, has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for restricted cash of RMB6,066,305 that was restricted to use, and paid-in-capital of RMB1,000,000 as of March 31, 2021. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Company or its wholly-owned subsidiaries.

(d)	Fair value measurements

Fair Value of Financial Instruments

Short term financial assets and liabilities (including cash and cash equivalents, accounts receivable, other receivables included in prepayments and other current assets, current portion of long-term debts, accounts payable, accrued expenses and other current liabilities) – The carrying amounts of the short-term financial assets and liabilities approximate their fair values because of the short maturity of these instruments.

Restricted cash – non-current – The carrying value approximates the fair value for interest bearing cash classified as restricted cash – non-current and is categorized in Level 1 of the fair value hierarchy.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recurring Fair Value Measurements

The Group elects the fair value option to account for short-term investments, which are valued based on prices per units quoted by the financial institutions and are categorized in Level 2 of the fair value hierarchy. Short-term investments consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Aggregate cost basis	—	50,000,000
Gross unrealized holding gain	—	25,278

Aggregate fair value	—	50,025,278

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the three months ended March 31, 2020 and 2021:

	For the Three Months Ended March 31, 2020
	January 1, 2020	Purchase	Sell	Included in earnings	March 31, 2020
Assets	RMB	RMB	RMB	RMB	RMB
Short-term investments	65,542,208	66,000,000	105,682,632	154,502	26,014,078

Total	65,542,208	66,000,000	105,682,632	154,502	26,014,078

	For the Three Month Ended March 31, 2021
	January 1, 2021	Purchase	Sell	Included in earnings	March 31, 2021
Assets	RMB	RMB	RMB	RMB	RMB
Short-term investments	—	52,000,000	2,002,132	27,410	50,025,278

Total	—	52,000,000	2,002,132	27,410	50,025,278

Financial liabilities are measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 10.

(e)	Concentration and risk

Cash Concentration

The Group maintains demand deposits, restricted cash and short-term investments balances at financial institutions which, from time to time, may exceed the insured limits for its bank accounts in mainland PRC. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Demand deposits, restricted cash and short-term investments are deposited in financial institutions at below locations:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	468,902,333	519,957,379
—Denominated in US$	119,513,133	325,527,931

Total balances held at mainland PRC financial institutions	588,415,466	845,485,310

Financial institutions in United States
—Denominated in US$	35,982,541	34,606,383

Total balances held at United States financial institutions	35,982,541	34,606,383

Financial institutions in Hong Kong SAR
—Denominated in RMB	3,543	1,195
—Denominated in US$	74	4,147

Total balances held at Hong Kong SAR financial institutions	3,617	5,342

Total balances held at financial institutions	624,401,624	880,097,035

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.

The Group’s policy requires cash and cash equivalents, restricted cash and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of goods or provision of services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

(f)	Recent accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain convertible instruments to eliminate the beneficial conversion feature and cash conversion models, amends guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share (EPS) calculations as a result of these changes. ASU 2020-06 is effective for public business entities except smaller reporting companies for annual and interim reporting periods beginning after December 15, 2021, and for annual and

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

interim reporting periods beginning after December 15, 2023 for all other entities. Early adoption is permitted, but the guidance must be adopted as of the beginning of a fiscal year, but no earlier than for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company has early adopted this new guidance as of January 1, 2021.

2.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	618,347,005	824,108,125
Restricted cash	6,059,769	6,066,305

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	624,406,774	830,174,430

The balances of restricted cash were related to the government grants of RMB14,000,000 received by the Group in December 2019 to compensate research and development expenses of the Group in the future and was restricted for use until the Group can comply with the conditions attached. The Group complied with certain conditions in 2020 and the restriction on the cash balance of RMB8,000,000 was released accordingly.

3.	ACCOUNTS RECEIVABLES, NET

Accounts receivables consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Accounts receivable	32,207,762	40,402,514
Allowance for doubtful accounts	(1,739,843)	(2,542,624)

Accounts receivable, net	30,467,919	37,859,890

The movement of the allowance for doubtful accounts is as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the period	(2,249,799)	(1,739,843)
Reversal of / (provision for) bad debt allowance	355,839	(802,781)

Balance at the end of the period	(1,893,960)	(2,542,624)

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	INVENTORIES

Inventories consist of medicines and healthcare products. Write-downs of RMB139,617 and RMB1,917,568 were made to the inventories and recorded in cost of goods sold for the three months period ended March 31, 2020 and 2021, respectively.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Advance to suppliers	11,108,199	17,905,062
Rental deposits	7,970,354	9,021,204
Deductible input VAT	1,785,673	2,744,139
Receivable from third party payment platforms	3,993,684	2,176,892
Staff advances	248,001	574,332
Others*	2,328,673	3,854,976

Prepayments and other current assets	27,434,584	36,276,605

*	Others mainly include prepaid income tax and prepaid utilities.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Leasehold improvements	30,317,728	31,882,337
Electronic equipment	14,945,377	15,738,736
Software	5,600,000	5,600,000
Office furniture	805,178	1,377,675
Property and equipment	51,668,283	54,598,748

Less: accumulated depreciation	(33,769,030)	(37,276,989)

Property and equipment, net	17,899,253	17,321,759

Depreciation expenses were RMB3,718,110 and RMB3,516,391 for the three months ended March 31, 2020 and 2021, respectively.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense on property and equipment was allocated into the following expense items:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Cost of services	440,350	328,714
Selling and marketing expenses	1,348,017	1,573,285
General and administrative expenses	794,491	664,894
Research and development expenses	1,135,252	949,498

Total depreciation expense	3,718,110	3,516,391

7.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB
Customer relationships	4,200,000	(1,899,491)	2,300,509
Non-competition agreements	1,600,000	(666,621)	933,379
Licenses	7,706,289	(1,500,017)	6,206,272

Total intangible assets, net	13,506,289	(4,066,129)	9,440,160

	As of March 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying Amount
	RMB	RMB	RMB
Customer relationship	4,200,000	(1,923,679)	2,276,321
Non-competition agreements	1,600,000	(740,594)	859,406
Licenses	7,706,289	(1,690,035)	6,016,254

Total intangible assets, net	13,506,289	(4,354,308)	9,151,981

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB434,321 and RMB288,179 for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, the estimated amortization expenses for the next five years are as follows:

RMB
Nine months ending December 31, 2021	1,237,167
2022	1,642,058
2023	1,639,272
2024	1,565,460
2025	717,009
2026 and thereafter	2,351,015

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	LAND USE RIGHT, NET

Land use right consisted as following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Gross carrying amount	4,429,000	4,429,000
Less: accumulated amortization	(59,053)	(81,198)

Land use right, net	4,369,947	4,347,802

Amortization expense for the land use right recognized as general and administrative expenses was RMB22,145 and RMB22,145 for the three months ended March 31, 2020 and 2021, respectively.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Accrued payroll and social insurance	32,472,107	11,887,048
Taxes payable other than income taxes	10,998,600	9,879,460
Accrual for professional service expenses	5,484,953	2,474,216
Others*	6,762,163	5,933,699

Accrued expenses and other current liabilities	55,717,823	30,174,423

*	Others mainly include accrued marketing expenses, rental expenses and staff reimbursements.

10.	FINANCIAL LIABILITIES

The warrants and options are remeasured at the end of each reporting period utilizing the binomial option pricing model with the following assumptions:

	As of March 31,
	2020	2021
- Risk-free rate of return	0.17%	0.04%
- Expected volatility	51.6%	58.7%
- Expected dividend yield	0%	0%
- Expected term	1.16 years	0.16 years
- Fair value of underlying Series C-2 Redeemable Convertible Preferred Shares	US$2.85	US$4.66
- Fair value of underlying Series D Redeemable Convertible Preferred Shares	US$3.60	US$5.05
- Fair value of underlying Series D+ Redeemable Convertible Preferred Shares	—	US$4.98

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	FINANCIAL LIABILITIES (CONTINUED)

The movement of financial liabilities is as follows:

	For the Three Months Ended March 31,
	2020	2021
Balance as of January 1	61,224,661	518,714,757
Change in fair value	3,430,302	46,547,205
Foreign currency translation adjustment	1,011,877	1,002,947

Balance as of March 31	65,666,840	566,264,909

Financial liabilities – current	—	566,264,909
Financial liabilities – non—current	65,666,840	—

11.	CURRENT PORTION OF LONG-TERM DEBTS

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Current porting of long-term debt from Ningbo Huiqiao Hongjia	37,815,775	38,571,637
Current porting of long-term debt from Ningbo Huiqiao Hongbo	29,020,013	29,456,343

Total	66,835,788	68,027,980

Accretion of RMB2,807,120 and RMB1,192,192 for the loans were made and recorded as interest expense for the three months period ended March 31, 2020 and 20201, respectively.

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On February 26, 2021, the Company issued 21,669,131 shares of Series D+ Redeemable Convertible Preferred Shares to Alibaba Health (Hong Kong) Technology Company Limited (the “Investor”) at US$2.7372 per share with total consideration of US$59,313,696 (equivalent to RMB383,836,721). Total issuance cost of Series D+ Redeemable Convertible Preferred Shares was US$373,682 (equivalent to RMB2,875,644)

On February 26, 2021, the Investor purchased a total of 4,658,613 shares of ordinary shares from the co-founders with total consideration of US$11,824,365 (equivalent to RMB76,518,880) at US$2.5382 per share. Concurrently, the Company re-designated the 4,658,613 ordinary shares purchased by the Investor to Series D+ Redeemable Convertible Preferred Shares. The Company did not receive any proceeds from this transaction (the “Re-designation”).

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Company’s redeemable convertible preferred shares activities consist of the following:

RMB	Series A	Series B	Series C-1	Series C-2	Series D	Series D+	Total
Balance as of January 1, 2021	38,368,090	231,232,710	28,125,533	375,007,074	995,759,585	201,872,360	1,870,365,352
Issuance for cash	—	—	—	—	—	383,836,721	383,836,721
Issuance costs	—	—	—	—	—	(2,875,644)	(2,875,644)
Re-designation of ordinary shares to Series D+ Redeemable Convertible Preferred Shares	—	—	—	—	—	76,518,880	76,518,880
Accretion of Redeemable Convertible Preferred Shares	735,610	5,720,741	664,351	8,858,018	18,949,480	11,635,084	46,563,284
Foreign currency translation adjustment	283,048	1,723,697	209,222	2,789,622	7,343,904	8,670,242	21,019,735

Balance as of March 31, 2021	39,386,748	238,677,148	28,999,106	386,654,714	1,022,052,969	679,657,643	2,395,428,328

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Company has early adopted ASU 2020-06 as of January 1, 2021. The Company considered the Re-designation, in substance, was the same as a repurchase and retirement of the ordinary shares and simultaneously an issuance of the Series D+ Redeemable Convertible Preferred Shares. Therefore, the Company initially recorded: 1) the purchase price of RMB76,518,880 as Series D+ Redeemable Convertible Preferred Shares and 2) the difference of RMB76,516,601 between the purchase price and the par value of the ordinary shares against additional paid-in capital and by increasing accumulated deficit once additional paid-in capital has been exhausted.

Assuming a Qualified IPO is not consummated since the sixth anniversary of the original issue date of the Series C Redeemable Convertible Preferred Shares on March 14, 2017 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregated amount of redemption for all the Redeemable Convertible Preferred Share in 2023 is RMB2,840,610,234.

13.	ORDINARY SHARES

On February 10, 2021, the Board of Directors of the Company approved the re-designation of 10,568,376 shares of authorized ordinary shares as Series D+ Redeemable Convertible Preferred Shares, and the total number of authorized shares was amended to 415,664,338 shares of ordinary shares.

14.	SHARE-BASED COMPENSATION

Under the 2015 Share Plan, the Company i) granted share options with service condition to purchase 3,537,500 ordinary shares; and ii) granted share options with both service condition and performance condition to purchase 805,000 ordinary shares to employees, officers and a nonemployee for the three months ended March 31, 2021. Share options were granted with exercise prices US$1.2935 and the option vesting term of up to four years. All the share options will expire 10 years from the grant dates.

A summary of the share options activities for the three months ended March 31, 2021 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2021	21,996,365	0.79
Granted	4,342,500	1.29
Forfeited	(1,336,502)	1.35

Outstanding at March 31, 2021	25,002,363	0.85

Vested and expected to vest as of March 31, 2021	24,197,363	0.84	7.09	86,648,756

Exercisable as of March 31, 2021	13,566,744	0.49	5.81	57,683,781

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	SHARE-BASED COMPENSATION (CONTINUED)

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

For the Three months Ended March 31,
	2020	2021
Risk-free rate of return	0.36%~0.70%		0.47%~1.44%
Volatility	52.7%~60.6%		53.5%~66.6%
Expected dividend yield	0%		0%
Exercise multiple	2.2-2.8		2.2-2.8
Fair value of underlying ordinary share	US$2.40	US$	4.00-US$4.42
Expected term	10 years		10 years

The weighted average grant date fair value of the share options granted for the three months ended March 31, 2020 and 2021 was US$1.53 and US$3.17, respectively. Compensation expense recognized for share options for the three months ended March 31, 2020 and 2021 is allocated to the following expense items:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues	224,624	629,863
Selling and marketing expenses	228,056	5,487,686
General and administrative expenses	388,168	3,153,865
Research and development expenses	1,025,870	1,048,666

Total share compensation expenses	1,866,718	10,320,080

As of March 31, 2021, RMB131,457,717 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.54 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

15.	INCOME TAX

The effective income tax rate for the three months ended March 31, 2020 and 2021 was (0.6%) and 1.2%, respectively. The effective income tax rate for the three months ended March 31, 2020 and 2021 differs from the PRC statutory income tax rate of 25% primarily due to recognition of valuation allowances for deferred income tax assets relating to operating loss carry forwards of loss-making entities.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	NET LOSS PER SHARE

The following table sets forth the basic and diluted loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Numerator:
Net loss attributable to LinkDoc Technology Limited	(61,599,622)	(135,355,188)
Accretion of redeemable convertible preferred shares	(34,884,476)	(46,563,284)

Numerator for basic and diluted net loss per share calculation	(96,484,098)	(181,918,472)

Denominator:
Weighted average number of ordinary shares	104,888,420	103,271,404

Denominator for basic and diluted net loss per share calculation	104,888,420	103,271,404

Net loss per share attributable to ordinary shareholders
—Basic and diluted	(0.92)	(1.76)

Securities that could potentially dilute basic net loss per share that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the three months ended March 31, 2020 and 2021 are as follow:

	For the Three Months Ended March 31,
	2020	2021
Share options	15,930,363	22,894,679
Redeemable Convertible Preferred Shares	151,447,364	189,594,634
Financial liabilities	6,345,566	19,741,028

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major business lines and timing of revenue recognition as follow:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Major business lines
—Continuous care centers solution	138,318,076	179,362,617
—Clinical trial matching services	10,673,738	22,215,016
—Real-world study services
—Clinical research services	7,010,772	13,017,344
—Patient management as a service	821,366	7,071,383
—Data insights services	805,605	580,702
—AI diagnosis and treatment services	918,169	978,163

Total revenues	158,547,726	223,225,225

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Timing of revenue recognition
Point in time	150,114,738	202,496,944
Over time	8,432,988	20,728,281

Total revenues	158,547,726	223,225,225

Contract assets and deferred revenue

Changes in the balances of contract assets for the three months ended March 31, 2020 and 2021 are as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Gross amount at the beginning of the period	28,559,131	33,164,100
Increases due to revenue recognized during the period	12,423,808	28,839,416
Transfers to accounts receivables during the period	(17,053,533)	(28,914,116)

Gross amount at the end of the period	23,929,406	33,089,400
Allowance for contract assets	(478,588)	(661,788)

Contract assets, net	23,450,818	32,427,612

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	REVENUE INFORMATION (CONTINUED)

The movement of the allowance for contract assets is as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the period	(571,183)	(663,282)
Reversal of bad debt expense	92,595	1,494

Balance at the end of the period	(478,588)	(661,788)

Changes in the deferred revenue balances for the three months ended March 31, 2020 and 2021 are as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the period	21,716,880	38,059,525
Revenue recognized from opening balance of deferred revenue	(6,399,102)	(12,972,145)
Revenue recognized from deferred revenue arising during current period	(1,406,740)	(2,280,104)
Cash received in advance, net of VAT	12,848,970	17,308,780

Balance at the end of the period	26,760,008	40,116,056

Deferred revenue-current	20,768,795	31,375,496
Deferred revenue-non-current	5,991,213	8,740,560

As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations under the Group’s existing contracts whose original expected duration is more than one year is RMB255,256,375. The Group expects to recognize revenue over the remaining contract term of the individual projects, with contract terms generally ranging from one to five years, from the provision of services.

As of March 31, 2021, the revenue expected to be recognized in the future related to remaining performance obligations that are unsatisfied were as follows:

RMB
Nine months ending December 31, 2021	84,674,880
2022	72,581,852
2023	51,973,193
2024	30,327,783
2025	14,682,883
2026	1,015,784

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	COMMITMENTS AND CONTINGENCIES

Leases

The Group leases its offices, facilities and patient care centers under non-cancelable operating lease agreements. Rental expenses were RMB6,392,927 and RMB7,432,385 for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, future minimum lease commitments, all under the non-cancelable operating lease agreements of the offices, facilities and patient care centers, were as follows:

RMB
Nine months ending December 31, 2021	11,906,604
2022	7,750,231
2023	5,209,828
2024	3,160,886
2025	2,688,839
2026 and thereafter	2,276,178

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2021.

19.	SEGMENT INFORMATION

The Group identified two operation segments, including i) LinkCare, which consists of continuous patient care solution, patient management as a service, AI diagnosis and treatment services; and ii) LinkSolutions, which consists of clinical trial matching services, real-world study services and data insights services, for the three months ended March 31, 2020 and 2021.

The Group does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Group’s segment results, for the three months ended March 31, 2020 and 2021 are as follows.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Revenues
LinkCare
- Continuous patient care solution	138,318,076	179,362,617
- Patient management as a service	821,366	7,071,383
- AI diagnosis and treatment services	918,169	978,163

Subtotal	140,057,611	187,412,163

LinkSolutions
- Clinical trial matching services	10,673,738	22,215,016
- Real-world study services
- Clinical research services	7,010,772	13,017,344
- Data insights services	805,605	580,702

Subtotal	18,490,115	35,813,062

Total revenues	158,547,726	223,225,225

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	SEGMENT INFORMATION (CONTINUED)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues
LinkCare	(130,521,955)	(185,911,812)
LinkSolutions	(14,126,912)	(24,045,629)

Total cost of revenues	(144,648,867)	(209,957,441)

20.	RELATED PARTY TRANSACTIONS

In 2019, LinkDoc Technology (Tianjin) Co., Ltd., a subsidiary of the VIE, entered into two one-year loan agreements with Shanghai Pudong Development Bank at an annual interest rate of 5.22%. The total principal of the two loans was RMB10,000,000. The VIE and Mr. Zhang Tianze, the founder and chairman of the Board of Directors of the Company, provided joint liability guarantee for the loans. As of December 31, 2019, the outstanding balance of the loan was RMB1,000,000, which was repaid on January 13, 2020.

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.	CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) / income	Accumulated deficit	Total shareholders’ deficit attributable to LinkDoc Technology Limited	Nonredeemable noncontrolling interests	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	100,625,000	49,227	—	(49,441,323)	(1,230,920,736)	(1,280,312,832)	(11,097,907)	(1,291,410,739)
Net loss	—	—	—	—	(61,599,622)	(61,599,622)	(2,330,641)	(63,930,263)
Contributions from nonredeemable noncontrolling interest holders	—	—	—	—	—	—	100,000	100,000
Share-based compensation (Note 14)	—	—	1,866,718	—	—	1,866,718	—	1,866,718
Accretion of redeemable convertible preferred shares (Note 12)	—	—	(1,866,718)	—	(33,017,758)	(34,884,476)	—	(34,884,476)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(27,005,353)	—	(27,005,353)	—	(27,005,353)

Balance as of March 31, 2020	100,625,000	49,227	—	(76,446,676)	(1,325,538,116)	(1,401,935,565)	(13,328,548)	(1,415,264,113)

Balance as of January 1, 2021	100,625,000	49,227	—	74,128,687	(1,841,700,348)	(1,767,522,434)	(11,797,641)	(1,779,320,075)
Net loss	—	—	—	—	(135,355,188)	(135,355,188)	(3,103,074)	(138,458,262)
Share-based compensation (Note 14)	—	—	10,320,080	—	—	10,320,080	—	10,320,080
Re-designation of ordinary shares to Series D+ Redeemable Convertible Preferred Shares (Note 12)	(4,658,613)	(2,279)	(10,320,080)	—	(66,196,521)	(76,518,880)	—	(76,518,880)
Accretion of redeemable convertible preferred shares (Note 12)	—	—	—	—	(46,563,284)	(46,563,284)	—	(46,563,284)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(18,363,279)	—	(18,363,279)	—	(18,363,279)

Balance as of March 31, 2021	95,966,387	46,948	—	55,765,408	(2,089,815,341)	(2,034,002,985)	(14,900,715)	(2,048,903,700)

Balance as of March 31, 2021—US$ (Note 1(b))	95,966,387	7,166	—	8,511,464	(318,968,122)	(310,449,492)	(2,274,293)	(312,723,785)

LINKDOC TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	SUBSEQUENT EVENTS

Management has considered subsequent events through May 12, 2021, which was the date the unaudited condensed consolidated financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Preference shares

New Enterprise Associates 15, L.P.	June 8, 2018	3,471,105 Series D preference shares	US$8,810,266.00

China Broadband Capital Partners III, L.P.	June 8, 2018	3,939,842 Series D preference shares	US$10,000,000.00

Long Hill Capital Venture Partners 1, L.P.	June 8, 2018	1,221,351 Series D preference shares	US$3,100,000.00

Beijing Freesia Management Consulting Corporation	June 8, 2018	13,789,447 Series D preference shares	US$35,000,000.00

Purchaser	Date of Issuance	Number of Securities	Consideration

Lifetech Company Ltd	June 8, 2018	19,699,210 Series D preference shares	US$50,000,000.00

Esta Investments Pte Ltd	June 8, 2018	7,225,565 Series D preference shares	US$18,339,734.00

New Enterprise Associates 15, L.P.	September 4, 2020	1,181,953 Series D+ preference shares	US$3,000,000.00

Esta Investments Pte Ltd	September 4, 2020	5,909,763 Series D+ preference shares	US$15,000,000.00

HL Plus Holding I Limited	September 4, 2020	4, 727,810 Series D+ preference shares	US$12,000,000.00

Alibaba Health (Hong Kong) Technology Company Limited	February 26, 2021	21,669,131 Series D+ preference shares	US$59,313,696.00

Share-based Awards

Certain executive officers, employees and consultants	Between June 25, 2018 to June 1, 2021	27,305,538 ordinary shares underlying 27,305,538 options	Past and future services provided by these individuals to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

LINKDOC TECHNOLOGY LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1†	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3†	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

4.4†	Fifth Amended and Restated Shareholders’ Agreement dated February 26, 2021

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2†	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2015 Global Share Plan

10.2†	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.3†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4†	English translation of Exclusive Consulting and Service Agreement dated February 27, 2015 and amended on April 2, 2021, between LinkDoc Beijing and Linkdoc Information

10.5†	English translation of Exclusive Call Option Agreement dated February 27, 2015 and amended on April 2, 2021, among LinkDoc Technology Limited, LinkDoc Information, LinkDoc Beijing and each of its shareholders

10.6†	English translation of Voting rights proxy agreement dated February 27, 2015 and amended on April 2, 2021, among LinkDoc Technology Limited, LinkDoc Information, LinkDoc Beijing and each of its shareholders

10.7†	English translation of Equity Pledge Agreement dated February 27, 2015 and amended on April 2, 2021, among LinkDoc Information, LinkDoc Beijing and each of its shareholders

10.8†	English translation of Spousal Consent executed by Spouse of Tianze Zhang dated February 27, 2015 and amended on April 2, 2021

10.9†	English translation of Spousal Consent executed by Spouse of Liping Li dated April 2, 2021

10.10†	English translation of Spousal Consent executed by Spouse of Ligang Luo dated April 2, 2021

10.11†	English translation of Spousal Consent executed by Spouse of Peng Tang dated April 2, 2021

10.12†	2021 Global Share Plan

10.13†	Series D+ Share Subscription Agreement dated February 10, 2021, among Linkdoc Technology Limited, Linkdoc Technology HK Limited, Ling Ke Information Technology (Beijing) Co., Ltd., Ling Ke Investment (Tianjin) Co., Ltd., the PRC entities named therein, the investor named therein and the founders and the founder entities named therein

Exhibit Number	Description of Document

10.14†	Option and Series D+ Preference Shares Purchase Agreement dated August 21, 2020, among Linkdoc Technology Limited, Linkdoc Technology HK Limited, Ling Ke Information Technology (Beijing) Co., Ltd., Ling Ke Investment (Tianjin) Co., Ltd., the PRC entities named therein, the investor named therein and the founders and the founder entities named therein

21.1†	Principal Subsidiaries and Variable Interest Entity of the Registrant

23.1	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Haiwen & Partners (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Haiwen & Partners regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

99.4†	Consent of Chunlin Fan

99.5†	Consent of Shunyan Zhu

99.6†	Consent of Ruilin Song

99.7†	Consent of Pingyan Chen

99.8†	Consent of Rong Shao

99.9†	Consent of Jun Zou

†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on July 7, 2021.

LinkDoc Technology Limited

By:	/s/ Tianze Zhang
Name:	Tianze Zhang
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 7, 2021 in the capacities indicated:

Signature	Title

/s/ Tianze Zhang	Director and Chief Executive Officer (principal executive officer)
Tianze Zhang

*	Director
Xiaodong Jiang

*	Director
Jian Jiang

*	Director and Chief Financial Officer (principal financial and accounting officer)
Chunlin Fan

*By:	/s/ Tianze Zhang
Name: Tianze Zhang
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of LinkDoc Technology Limited, has signed this registration statement or amendment thereto in New York on July 7, 2021.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.